Exhibit 99.1
OneConnect Financial Technology Co., Ltd. Supplemental and Updated Disclosures
OneConnect Financial Technology Co., Ltd. (the “Company” or “we”) has filed an application (the “Listing Application”) with the Stock Exchange of Hong King Limited (the “Hong Kong Stock Exchange”) in connection with a proposed dual primary listing by way of introduction (the “Listing”) of its ordinary shares (the “Shares”) on the Main Board of the Hong Kong Stock Exchange.
The Listing Application contains supplemental descriptions and additional new descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosure of certain information previously disclosed in our annual report on Form 20-F for the year ended December 31, 2021 (the “2021 Form 20-F”). This Supplemental and Updated Disclosures exhibit sets forth this new, supplemental and updated information and disclosures as described below. The disclosures herein supplement and should be read in conjunction with the disclosures in the 2021 Form 20-F and other disclosures the Company has furnished on Form 6-K.
There is no assurance as to if or when the Listing will take place. This exhibit is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities, nor is it intended to invite any such offer or invitation. In particular, this exhibit does not constitute and is not an offer to sell or a solicitation of any offer to purchase or subscribe for securities in the United States or elsewhere. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “US Securities Act”) or under any relevant securities laws of any state or other jurisdiction of the United States and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the US Securities Act and in compliance with state securities laws. There is no intention to make a public offering of the securities referred to in this exhibit in the United States.

FORWARD LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates and projections about us, our industries and the regulatory environment in which we operate. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward- looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.
Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to comply with existing or future laws and regulations related to data protection or data security; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2021 Form 20-F.
Financial and Operating Results for the First Quarter of 2022
The unaudited condensed results of operations data presented below for the three months ended March 31, 2021 and 2022, the unaudited consolidated balance sheet data as of March 31, 2022 and the unaudited consolidated cash flow data for the three months ended March 31, 2022 have been derived from the Interim Financial Information.
The consolidated financial information below should be read in conjunction with, and is qualified in its entirety by reference to, our Interim Financial Information and related notes. Our historical results do not necessarily indicate results expected for any future periods, and the results of operations for the three months ended March 31, 2022 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2022. Please refer to “Financial Information,” “Risk Factors” and “Business” included elsewhere in this document for information regarding trends and other factors that may affect our results of operations.
Summary Results of Operations
The table below sets forth our condensed results of operations for the periods indicated.
	For the Three Months Ended March 31,
	2021	2022
	(RMB in thousands)
	(Unaudited)
Revenue	819,765	1,018,938
Cost of revenue(1)	(541,210)	(669,907)
Gross profit	278,555	349,031
Research and development expenses(1)	(281,299)	(363,013)
Selling and marketing expenses(1)	(167,054)	(108,907)
General and administrative expenses(1)	(180,457)	(211,301)
Net impairment losses on financial and contract assets	(7,104)	(17,214)
Other income, gains or loss – net	11,229	(3,491)
Operating loss	(346,130)	(354,895)
Finance income	18,157	2,446
Finance costs	(26,235)	(12,124)
Finance costs – net	(8,078)	(9,678)
Share of gain of associate and joint venture	4,547	11,537
Loss before income tax	(349,661)	(353,036)
Income tax benefit	26,871	20,728
Loss for the period	(322,790)	(332,308)
Loss attributable to:
– Owners of the Company	(304,732)	(317,585)
– Non-controlling interests	(18,058)	(14,723)
	(322,790)	(332,308)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Three Months Ended March 31,
	2021	2022
	(RMB in thousands)
	(Unaudited)
Cost of revenue	921	880
Research and development expenses	2,320	870
Selling and marketing expenses	1,177	1,313
General and administrative expenses	2,225	8,526
Total	6,643	11,589
Selected Consolidated Balance Sheet
The table below sets forth our selected information from our unaudited consolidated balance sheet data as of March 31, 2022.
As of March 31, 2022
(RMB in thousands) (Unaudited)
Trade receivables	1,274,817
Contract assets	198,986
Prepayments and other receivables*	890,640
Financial assets measured at amortized cost from virtual bank	9,307
Financial assets measured at fair value through other comprehensive income	782,730
Financial assets at fair value through profit or loss	917,561
Restricted cash	475,314
Cash and cash equivalents	1,270,695
Total current assets	5,820,050
Short-term borrowings	294,829
Customer deposits	1,424,078
Total current liabilities	4,527,799
Net current assets	1,292,251
Total assets	8,382,084
Intangible assets	653,232
Deferred tax assets	707,342
Financial assets measured at amortized cost from virtual bank	—
Financial assets measured at fair value through other comprehensive income	735,926
Contract assets	145
Total non-current assets	2,562,034
Trade and other payables	323,322
Total non-current liabilities	350,710
Total liabilities	4,878,509

As of March 31, 2022
(RMB in thousands) (Unaudited)
Net assets	3,503,575
Share capital	78
Non-controlling interests	26,377
Total equity and liabilities	8,382,084
Total shares outstanding	1,169,980,653

*
Our prepayments and other receivables include RMB86 million value-added-tax deductible as at March 31, 2022, which increased by RMB33 million from RMB53 million as at December 31, 2021, mainly attributable to the higher VAT input tax rate than VAT output tax rate due to the increase in business scale.

Three Months Ended March 31, 2021 Compared to Three Months Ended March 31, 2022
Revenue
The table below sets forth our revenue by type for the periods indicated and the period-on-period change, in absolute amount and by percentage.
	For the Three Months Ended March 31,
	2021	2022	Changes
	(RMB in thousands, except percentage)
	(Unaudited)
Technology Solution
Implementation revenue	168,567	171,678	3,111	1.8%
Transaction-based and support revenue
– Business origination services	118,499	114,793	(3,706)	(3.1)%
– Risk management services	99,290	106,951	7,661	7.7%
– Operation support services	212,237	255,208	42,971	20.2%
– Cloud services platform	180,512	295,834	115,322	63.9%
– Post-implementation support services	13,236	11,427	(1,809)	(13.7)%
– Others	25,059	41,854	16,795	67.0%
– Sub-total for transaction-based and support revenue	648,833	826,067	177,234	27.3%
Sub-total	817,400	997,745	180,345	22.1%
Virtual Bank Business
Interest and commission	2,365	21,193	18,828	796.1%
Total	819,765	1,018,938	199,173	24.3%
Our revenue increased by 24.3% to RMB1,018.9 million in the three months ended March 31, 2022 from RMB819.8 million in the same period of 2021, primarily as a result of the increase in revenue from technology solution.
Technology Solution.   Our revenue from technology solution increased by 22.1% to RMB997.7 million in the three months ended March 31, 2022 from RMB817.4 million in the same period of 2021, primarily as a result of the increase in transaction-based and support services revenue.

•
Our implementation revenue increased slightly by 1.8% to RMB171.7 million in the three months ended March 31, 2022 from RMB168.6 million in the same period of 2021. The growth rate of our implementation revenue was negatively affected by travel restrictions implemented in major Chinese cities due to higher numbers of COVID-19 cases.

•
Our transaction-based and support service revenue increased by 27.3% to RMB826.1 million in the three months ended March 31, 2022 from RMB648.8 million in the same period of 2021, primarily due to (i) an RMB115.3 million increase in revenue from our cloud services platform, which was launched in the second quarter of 2020; and (ii) an RMB43.0 million increase in revenue from our operation support services. The increase in revenue from our cloud services platform was primarily due an increase in the number of customers using our Gamma FinCloud. The increase in revenue from our operation support services was primarily due to increasing demand for operation support products such as AI customer service.

Virtual Bank Business.   Our interest and commission revenue increased significantly to RMB21.2 million in the three months ended March 31, 2022 from RMB2.4 million in the same period of 2021, primarily due to the rapid growth in the business of our Hong Kong virtual bank.
Cost of Revenue
The table below sets forth our cost of revenue by type for the periods indicated.
	For the Three Months Ended March 31,
	2021	2022
	(RMB in thousands)
	(Unaudited)
Employee benefit expenses(1)	104,416	108,965
Technology service fee	205,252	315,749
Technology service fee – business service fees(2)	166,889	264,101
Technology service fee – labor related costs(1)	38,363	51,648
Business origination fee(2)	63,345	77,362
Outsourcing labor costs(2)	57,040	67,103
Other costs(2)(3)	33,811	59,516
Amortization of intangible assets(4)	76,746	40,400
Amortization of application and platform contributed by Ping An Group relating to revenue generation	—	—
Amortization of internally developed application and platform relating to revenue generation	51,034	21,547
Amortization of acquired software and other intangible assets	25,712	18,853
Depreciation of property and equipment	600	812
Total	541,210	669,907

Notes:
(1)
Under labor related costs.

(2)
Under business service fees.

(3)
Include traveling expenses associated with revenue generation, costs of revenue associated with virtual bank operation, and others including inventory cost for sales of products and payment handling fees paid to third-party payment companies for transaction-based and support services provided to our customers. Include cost of revenue of virtual bank business totaled RMB3.1 million and RMB5.1 million in the three months ended March 31, 2021 and 2022, respectively.

(4)
Include cost of revenue of virtual bank business totaled RMB3.5 million and RMB6.1 million in the three months ended March 31, 2021 and 2022, respectively.

Our cost of revenue increased by 23.8% to RMB669.9 million in the three months ended March 31, 2022 from RMB541.2 million in the same period of 2021, primarily as a result of the increase in cost of revenue of technology solution.
Technology Solution.   Our cost of revenue of technology solution increased by 23.2% to RMB658.7 million in the three months ended March 31, 2022 from RMB534.6 million in the same period of 2021. The increase was primarily driven by an increase in business service fees (which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs) by 45.6% to RMB463.0 million in the three months ended March 31, 2022, compared with RMB318.0 million in the same period of 2021 and an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) by 12.5% to RMB160.6 million in the three months ended March 31, 2022, compared with RMB142.8 million in the same period of 2021, offset by a 53.2% decrease in amortization of intangible assets recognized in cost of revenue to RMB34.3 million in the three months ended March 31, 2022, compared with RMB73.3 million in the same period of 2021. The increase in business service fees was primarily driven by (i) a 58.2% increase in business service fees under technology service fee to RMB264.1 million in the three months ended March 31, 2022 from RMB166.9 million in the same period of 2021, primarily related to our Gamma Platform. Business service fees as a percentage of revenue increased from 38.8% in the three months ended March 31, 2021 to 45.4% in the same period of 2022 due to product integration, which resulted in higher costs during this initial transition period. The increase in labor related costs was primarily driven by a 34.6% increase in labor related costs under technology service fee to RMB51.6 million in the three months ended March 31, 2022, compared with RMB38.4 million in the same period of 2021, which were driven by our business growth. Labor related costs as a percentage of revenue decreased from 17.4% in the three months ended March 31, 2021 to 15.8% in the period of 2022, primarily due to decrease in percentage of revenue contribution from implementation services, which are more labor intensive compared to other solutions and services we provide. The decrease in amortization of intangible assets recognized in cost of revenue was primarily related to amortization of internally developed application and platform relating to revenue generation, most of which had been fully amortized by 2021.
Virtual Bank Business.   Our cost of revenue of virtual bank business increased by 70.0% to RMB11.2 million in the three months ended March 31, 2022 compared with RMB6.6 million in the same period of 2021, as a result of the rapid growth of our virtual bank’s banking business.
Gross Profit
Our gross profit increased by 25.3% to RMB349.0 million in the three months ended March 31, 2022 from RMB278.6 million in the same period of 2021 as a result of the factors discussed above. Our gross margin increased slightly to 34.3% in the three months ended March 31, 2022, compared with 34.0% in the same period of 2021, primarily due to improved gross margin from our more mature products.
Operating Expenses
Research and Development expenses
Our research and development costs increased by 20.8% to RMB376.7 million in the three months ended March 31, 2022 from RMB311.8 million in the same period of 2021, primarily due to our investments to enhance our existing solutions as well as for innovations. The increase was driven by (i) a 25.8% increase in technology service fee to RMB216.0 million in the three months ended March 31, 2022 from RMB171.7 million in the same period of 2021, which related to the upgrades of our platforms and research and development of our cloud services platforms and our AI customer service and (ii) a 14.3% increase in employee benefit expenses to RMB150.4 million in the three months ended March 31, 2022 from RMB131.6 million in the same period of 2021. Our research and development expenses increased by 29.0% to RMB363.0 million in the three months ended March 31, 2022 from RMB281.3 million in the same period of 2021. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB30.5 million and RMB13.7 million related to the development of our products/modules in the three months ended March 31, 2021 and 2022, respectively. Our capitalization of research and development costs was lower in the three months ended March 31, 2022 compared to the same period of 2021 because more research and development projects reached the point of commercialization in the three months ended March 31, 2021 compared to the same period of 2022. Our capitalized research and development costs as a percentage of revenue decreased slightly to 1.3% in the three months ended March 31, 2022, compared to 3.7% in the same period of 2021 due to the same reason.
Sales and Marketing expenses
Our sales and marketing expenses decreased by 34.8% to RMB108.9 million for the three months ended March 31, 2022 from RMB167.1 million in the same period of 2021, mainly due to (i) a 59.4% decrease in marketing and advertising expenses to RMB14.1 million in the three months ended March 31, 2022 from RMB34.6 million in the same period of 2021 because we conducted fewer marketing campaigns in the first quarter of 2022, (ii) a decrease in telecommunication expenses to nil in the three months ended March 31, 2022 compared to RMB17.1 million in the same period of 2021 due to tightened regulations related to marketing through text messages, and (iii) a 14.4% decrease in employee benefit expenses to RMB88.6 million in the three months ended March 31, 2022 compared to RMB103.6 million in the same period of 2021 due to our employee-optimization efforts.
General and Administrative expenses
Our general and administrative expenses increased by 17.1% to RMB211.3 million in the three months ended March 31, 2022 from RMB180.5 million in the same period of 2021, primarily due to a significant increase in professional service fee to RMB38.5 million in the three months ended March 31, 2022 compared to RMB3.7 million in the same period of 2021; this increase was a result of higher expenses related to the Listing.
Net impairment losses on financial and contract assets
Our net impairment losses on financial and contract assets increased significantly to RMB17.2 million in the three months ended March 31, 2022 from RMB7.1 million in the same period of 2021, primarily in relation to (i) increase in trade receivables as a result of the growth of our business; and (ii) our adoption of more prudent and enhanced periodic review measures for impairment in consideration of the increased macroeconomic risk and lockdown impact brought by the COVID-19 in the first quarter of 2022 that negatively affected the payment cycle of our customers, which applies to all of our trade receivables and contract assets balance.
Other Income, (Loss)/Gain — Net
We incurred other loss-net of RMB3.5 million in the three months ended March 31, 2022 compared to other income gain-net of RMB11.2 million in the same period of 2021, primarily due to a higher net loss on derivatives and a decrease in government grants and tax rebates, offset in part by a net foreign exchange gain in the three months ended March 31, 2022, as compared with a net foreign exchange loss in the same period of 2021. The change in net foreign exchange (loss)/gain and the net loss on derivatives was due to the appreciation of the U.S. dollar against RMB.
Finance Income
Our finance income decreased by 86.5% from RMB18.2 million for the three months ended March 31, 2021 to RMB2.4 million for the same period in 2022, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings, which reduced our requirement to retain cash collateral.
Finance Costs
Our finance costs decreased by 53.8% from RMB26.2 million for the three months ended March 31, 2021 to RMB12.1 million for the same period in 2022, primarily due to our lower level of onshore bank borrowings.
Share of Gain of Associate And Joint Venture
Our share of gains of associate and joint venture increased by 153.7% from RMB4.5 million in the three months ended March 31, 2021 to RMB11.5 million in the same period of 2022, primarily contributed by improved profitability of Puhui Lixin.

Loss Before Income Tax
As a result of the foregoing, our loss before income tax increased slightly to RMB353.0 million in the three months ended March 31, 2022 compared to RMB349.7 million in the same period of 2021.
Income Tax Benefit
Our income tax benefit decreased by 22.9% from RMB26.9 million for the three months ended March 31, 2021 to RMB20.7 million for the same period in 2022, primarily due to a decrease in deferred income tax as a result of reduction in loss of entities that recognize tax benefit.
Loss for the period
As a result of the foregoing, our loss increased slightly to RMB332.3 million in the three months ended March 31, 2022 from RMB322.8 million in the same period of 2021.
Segment Information
For the purpose of internal reporting and management’s operation review, we did not segregate our by product or service lines for the years ended December 31, 2019 and 2020. Hence, we only had one operating segment and did not distinguish between markets or segments for purposes of our internal reporting for these such periods. In view of the increased scale of the banking business, and to help investors better understand our revenue structure, a new segment named “Virtual Bank Business” has been separated since the first quarter of 2021.
The tables below set forth certain financial information of our operating segments for the three months ended March 31, 2021 and 2022:
	For the Three Months Ended March 31, 2022
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands)
	(Unaudited)
Revenue	21,193	997,974	(229)	1,018,938
Cost of revenue	(11,188)	(658,948)	229	(669,907)
Gross profit	10,005	339,026	—	349,031
Operating loss	(30,306)	(324,589)	—	(354,895)
	For the Three Months Ended March 31, 2021
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands)
	(Unaudited)
Revenue	2,365	817,407	(7)	819,765
Cost of revenue	(6,581)	(534,636)	7	(541,210)
Gross profit	(4,216)	282,771	—	278,555
Operating loss	(43,657)	(302,473)	—	(346,130)
Cash Flow Data
The table below sets forth our unaudited consolidated cash flow data for the three months ended March 31, 2022.

For the Three Months Ended March 31, 2022
(RMB in thousands) (Unaudited)
Net cash used in operating activities	(1,118,694)
Net cash generated from investing activities	1,550,267
Net cash used in financing activities	(557,038)
Net cash used in operating activities amounted to RMB1,118.7 million for the three months ended March 31, 2022, while our loss before income tax for the same period was RMB353.0 million. The difference was primarily due to changes in working capital, which was partially offset by adjustment for non-cash and non-operating items of RMB122.9 million. The adjustments primarily included (i) depreciation and amortization of RMB74.5 million, which was primarily in relation to our software and platform; and (ii) fair value adjustment to derivatives of RMB43.2 million, which was related to a forward exchange-rate product we purchased from Ping An Group. The changes in working capital primarily reflected (i) an increase of RMB397.0 million in our trade receivables in relation to our business growth as well as the higher levels of COVID-19, which slowed down the efficiency of our account receivable collection; (ii) a decrease of RMB200.6 million in our payroll and welfare payables as we paid annual bonus to our employees in the first quarter of 2022; and (iii) an increase of RMB169.9 million in financial assets at fair value through other comprehensive income, which was related to the rapid growth of the loan business of our virtual bank operation.
Net cash generated from investing activities amounted to RMB1,550.3 million for the three months ended March 31, 2022, primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB1,651.4 million, which related to our cash management activities; (ii) release of restricted cash, net of RMB629.7 million in relation to release of the pledge of offshore proceeds from our previous financings due to the decrease in our onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB488.3 million, which related to our cash management activities.
Net cash used in financing activities amounted to RMB557.0 million for the three months ended March 31, 2022, primarily due to repayments of short-term borrowings of RMB656.1 million, partially offset by RMB138.0 million for proceeds from short-term borrowings.
Premium and Premium-Plus Customers
The number of premium-plus customers increased to 74 in the three months ended March 31, 2022 from 64 in the same period of 2021 benefiting from our shifted strategy from primarily expanding customer base to deepening customer engagement.
Regulatory Changes on Data and Cyber Security
Recently, the PRC governmental authorities have promulgated, among others, the Personal Information Protection Laws and Data Security Laws to ensure cybersecurity, data and personal information protection. On December 28, 2021, Cyberspace Administration of China, or the CAC, and other twelve PRC regulatory authorities jointly revised and promulgated the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which came into effect on February 15, 2022. The Cybersecurity Review Measures provides that, among others, a network platform operator is required to make a filing for a cybersecurity review by the Cybersecurity Review Office prior to its listing in a foreign country if it possesses personal information of more than one million users. For more information, please see “Regulatory Overview — Regulations Relating to Cyber Security and Privacy Protection.” As advised by our PRC Legal Advisor, the distinction made under Article 13 of the Regulations on Network Data Security Management (Consultation Draft) between “listing in Hong Kong” and “listing in a foreign country” further clarifies that the obligations to proactively apply for cybersecurity review by an entity seeking listing in a foreign country shall not be applicable to the proposed listing in Hong Kong. As of the date of this document, we have not been involved in any cybersecurity reviews by the CAC.

In addition, the Cybersecurity Review Measures also stipulates that the critical information infrastructure operators and the network platform operators which engage in data processing activities that affect or may affect national security shall also be subject to the cybersecurity review. On November 14, 2021, the CAC published Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specified that data processor who seeks to go public in Hong Kong, which affects or may affect national security, shall apply for cybersecurity review. However, neither the Cybersecurity Review Measures nor the Draft Regulations on Cyber Data Security Management provides further explanation or interpretation for “affect or may affect national security,” which remains to be clarified and elaborated by the CAC. If (i) our data processing activities are deemed to affect or may affect national security under the Cybersecurity Review Measures, or (ii) the Draft Regulations on Cyber Data Security Management is fully implemented as-is, and our operation is deemed to affect or may affect national security, we may be subject to cybersecurity review. In addition, the competent PRC regulatory authorities may proactively conduct a cybersecurity review on us. As advised by our PRC Legal advisor, as of the date of this document, we are not required to apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management. For more details, please see “Regulatory Overview —  Regulations Relating to Cyber Security and Privacy Protection.”
Subject to the interpretation and discretion of the relevant regulatory authorities, after consulting with our PRC Legal Advisor, we are of the view that (i) considering factors for assessment of the national security risks, the possibilities that our business operations or this Listing are regarded as activities that may affect the national security and therefore we are required to proactively apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management (assuming implementation in its current form) and the Cybersecurity Review Measures are low; (ii) we are not aware of any material impediment for us to take measures for compliance with the Draft Regulations on Cyber Data Security Management and the Cybersecurity Review Measures; and (iii) the Draft Regulations on Cyber Data Security Management, if adopted in its current form, and the Cybersecurity Review Measures will not have a material adverse effect on our business operations and this Listing. For more details, please see “Risk Factors — Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.”
As of the date of this document, we have not received any cybersecurity, data security and personal information protection related administrative penalties from any competent PRC regulatory authorities. As advised by our PRC Legal Advisor, our Directors are of the view that we are in compliance with the existing PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. Furthermore, our Directors believe that the existing and applicable laws and regulations in cybersecurity, data security and personal information protection will not have a material adverse impact on our business operations and our listing plan on the Stock Exchange. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.
Regulatory Developments on Overseas Listing
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Administrative Provisions, and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Filing Measures, both of which have a comment period that expired on January 23, 2022. The Administrative Provisions and Filing Measures, or, collectively, the Draft Offshore Listing Regulations, regulate the system, filing management, and other related rules in respect of the direct or indirect overseas issuance of listed and traded securities by “domestic enterprises”. The Administrative Provisions specifies that the CSRC has regulatory authority over the “overseas securities offering and listing by domestic enterprises”, and requires “domestic” enterprises to complete filing procedures with the CSRC if they wish to list overseas. For more details, please see “Regulatory Overview — Regulations on M&A Rules and Overseas Listings.” If the Draft Offshore Listing Regulations are fully implemented as-is, we may be required to file in accordance with the Filing Measures, and we will submit the filing application as required. As of the date of this document, the Draft Offshore Listing Regulations have not been formally adopted yet, and it is uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted and implemented, whether or to what extent they will affect the Company. Our Directors, as advised by our PRC Legal Advisor, are of the view that, as of the date of this document, since the Draft Offshore Listing Regulations have not been formally adopted yet, we are not required to file formal written submission to the CSRC applying for the filing under the Draft Offshore Listing Regulations. Assuming the Draft Offshore Listing Regulations are adopted in their current forms, subject to the discretion and interpretation of the CSRC, we and our PRC Legal Advisor are currently not aware of any of the circumstances explicitly stipulated in Article 7 of the Administrative Provisions prohibiting a domestic company from conducting an overseas listing that are applicable to us. Therefore, as of the date of this document, our Directors believe that we will be able to comply with the Draft Offshore Listing Regulations in any material aspects. Furthermore, our Directors are of the view that, as advised by our PRC Legal Advisor, subject to the discretion and interpretation of the CSRC, as long as we comply with all relevant legal requirements, and submit all relevant materials in accordance with the Draft Offshore Listing Regulations, there is no material impediment for us to complete such filing procedure for this Listing, and the Draft Offshore Listing Regulations do not and will not have any material adverse impact on our business operation.
Furthermore, at the press conference held for the Draft Offshore Listing Regulations on December 24, 2021, the officials from the CSRC confirmed that if a company with a VIE structure is in compliance with applicable PRC laws and regulations, after completing the filing procedures, the company may conduct overseas listing. Based on the foregoing, our PRC Legal Adviser is of the view that the Draft Offshore Listing Regulations allow PRC domestic companies with VIE structures which comply with applicable PRC laws, regulations and regulatory requirements to conduct overseas listings after completing the filing procedures. Therefore, with the advice of our PRC Legal Adviser, our Directors do not foresee the Draft Offshore Listing Regulations, if become effective in their current forms, would have a material adverse impact on our ability to operate our business under the Contractual Arrangements. For more details, please refer to “Risk Factors — Risks Relating to Doing Business in the PRC — The approval of, filing with, or consent from, the CSRC or other PRC government authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.”

RISK FACTORS

The following section sets forth certain risk factors that have been updated and supplemented since the filing of our 2021 Form 20-F as well as additional new risk factors relating to the Listing.
RISKS RELATING TO OUR BUSINESS AND INDUSTRY
Ping An Group is one of our Controlling Shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.
Ping An Group is one of our Controlling Shareholders, our strategic partner and our most important customer and supplier. We began as the financial technology solution arm of Ping An Group. We have partnered with Ping An Group to jointly develop new technologies and applications, and Ping An Group provides us support in technology and infrastructure, in particular cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly. If our relationship with Ping An Group deteriorates and we are no longer able to access Ping An Group’s technology or solutions, we will need to find alternative service providers and adjust our existing products and service offerings, which may negatively affect the quality of our solutions and will be costly and time-consuming, and in turn will have significant adverse impact on our business and results of operations.
We provide a number of services, including those for customer acquisition and management, risk management, operation, cloud services and product optimization, to Ping An Group. Our revenue from Ping An Group amounted to RMB994.7 million, RMB1,726.8 million and RMB2,316.7 million in 2019, 2020 and 2021, respectively, accounting for 42.7%, 52.1% and 56.1% of our total revenue in these respective periods.
If, for any reason, Ping An Group significantly reduces or ceases purchasing from or cooperating with us, our business and results of operations may be materially and adversely affected.
Ping An Group has also been our most important supplier of technical infrastructure, technology support and maintenance. We purchased products and services from Ping An Group amounted to RMB758.5 million, RMB1,285.6 million, and RMB1,534.3 million in 2019, 2020 and 2021 respectively, accounting for 19.4%, 27.3% and 28.0% of our total cost of revenue and operating expenses respectively. Our relationship with Ping An Group may be affected if Ping An Group reduces its beneficial ownership in us. For instance, in July 2019, we entered into a long-term agreement, or the Strategic Cooperation Agreement, with Ping An Group, which is effective for a term of ten years after completion of our initial public offering on December 17, 2019, subject to Ping An Group continuing to beneficially own at least 30% of our shares. The total percentage of the Shares held by Ping An Group, through Bo Yu and Ping An Overseas, was 32.12% of our Shares as of the Latest Practicable Date based on public filings with the SEC. See “History and Corporate Structure — Corporate Structure” for more information. Ping An Group is a public company listed on the Stock Exchange of Hong Kong and the Shanghai Stock Exchange. On November 24, 2021, the CBIRC promulgated the Administrative Measures of Insurance Group Company, or the Measures of Group Company, to strengthen the supervision and management of insurance group companies. For example, Article 18 of the Measures of Group Company stipulates that an insurance group company cannot hold more than 25% shareholding in a non-financial enterprise or have a material influence in such non-financial enterprise, with certain exceptions. Our Directors and our PRC Legal Advisor are of the view that Ping An Group, as a non-controlling shareholder under the PRC laws and regulations, is not prohibited from continuing to indirectly hold 30% or more of the shares of us under the Measures of Group Company. Such view is on the following basis: (i) Article 18 of the Measures of Group Company does not explicitly prohibit an indirect investment of an insurance group company in a non-financial company exceeding 25%; (ii) the Measures of Group Company do not provide any threshold for “material influence”. Since the application of the requirement of “material influence” is unclear, Ping An would not make adjustment pursuant to Article 18 of the Measures of Group Company unless the relevant authorities further interpret the “material influence”

or impose specific regulatory requirements in the future; (iii) before the promulgation of the Measures of Group Company and in 2010, the China Insurance Regulatory Commission, the predecessor of the CBIRC, promulgated Administrative Measures on Insurance Group Company (for Trial Implementation), or the Trial Measures. Article 14 of the Trial Measures already provided that except for the non-financial enterprises related to insurance business, the investment amount in a non-financial enterprise by an insurance group company shall not exceed 25% of the paid-up capital of the enterprise, and the insurance group company shall not participate in the business operations of the enterprise. Article 18 of the Measures of Group Company replaced Article 14 of the Trial Measures and has not in substance changed the regulatory requirements under Article 14 of the Trial Measures. In practice, after the promulgation of the Trial Measures, some of other insurance group companies also have indirect investment in non-financial enterprises with more than 25% shareholding; (iv) other provisions of the Measures of Group Company explicitly distinguish “an insurance group company” and “an insurance group company and its subsidiaries”. However, Article 18 of the Measures of Group Company only mentions “an insurance group company”, instead of “an insurance group company and its subsidiaries”; (v) as of the Latest Practicable Date, the Company had not received any notice or communication from Ping An Group regarding the adjustment of the equity shares directly or indirectly held by them or other adjustments in accordance with Article 18 of the Measures of Group Company; (vi) in practice, unless a new law or regulation provides or the relevant authorities accordingly raise specific requirements such as retroactive effect or grace periods, the relevant authorities usually will not take particular administrative actions as to the activities conducted before the promulgation of the new law and regulation. However, we cannot rule out the possibilities that the CBIRC may interpret or implement the Administrative Measures of Insurance Group Company in a different way in the future. Ping An Group may adjust the percentage of our shares held by it and conduct other adjustments to reduce its influence on us if required by the CBIRC during the lock-up period prescribed under the Hong Kong Listing Rules or thereafter, which may have a material adverse effect on our share price, business, financial condition and results of operations. When exercising its rights as our shareholders, Ping An Group may take into account not only the interests of our company and our other shareholders but also its own interests, the interests of its shareholders and the interests of its other affiliates. The interests of our company and our other shareholders may conflict with the interests of Ping An Group and its shareholders and other affiliates. These types of conflicts may result in our losing business opportunities, including opportunities to enter into lines of business that may directly or indirectly compete with those pursued by Ping An Group or the companies within its ecosystem.
We operate in a competitive and rapidly evolving industry; it may be difficult to evaluate our prospects, and we may not be able to effectively manage our growth.
We operate in the technology-as-a-service for financial services industry, which is competitive and rapidly evolving. We may have limited insight into trends that may develop and affect our business, and we may make errors in predicting and reacting to industry trends and evolving needs of our customers.
Our historical results and growth may not be indicative of our future performance, and we may fail to continue our growth or maintain our historical growth rates. Our revenue growth has primarily been driven by the expansion of our business to address financial institutions’ growing needs for technology solutions. Starting from 2021, in connection with our shift of customer development strategy from primarily expanding customer base to deepening customer engagement for higher quality and more sustainable growth, we upgraded our product structure to integrate single-module products to more integrated solutions, phased out certain low-value products and proactively responded to changing regulatory environment. These initiatives had an impact on our revenue growth, which slowed down in 2021 as compared to 2020.
In addition, we may not be able to manage our growth effectively. Our business expansion may increase the complexity of our operations and place a significant strain on our managerial, operational, financial and human resources. We also expect to continue to invest in research and development activities to improve and upgrade the technology and application we employ in providing our solutions. In line with the expansion of our business in the future, we will incur additional research and development costs related to our research and development activities. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We incurred net loss in the past, expect to incur net loss in the future, and we may not be able to achieve or sustain profitability.
We incurred net loss of RMB1,687.5 million, RMB1,414.1 million and RMB1,330.5 million in 2019, 2020 and 2021. As of December 31, 2021, we had an accumulated loss of RMB6,638.6 million. We have incurred and will continue to incur substantial expenses to develop and commercialize our solutions, as well as to promote our business.
We will need to generate increased revenue and control our expenses to become profitable. Rapid growth in our customer base, however, may increase our cost of revenue as a percentage of revenue in the short term because we incur a large portion of the costs upfront while recognizing revenue primarily from our customers’ use of our solutions through our transaction-based revenue model over time. In addition, our efforts to grow our business may be more costly than we expect, and we may not be able to increase our revenue enough to offset our operating expenses. Furthermore, as a public company, we have incurred and expect to continue to incur additional legal, accounting and other expenses that we did not incur as a private company. Once we are listed on the Hong Kong Stock Exchange, we will incur additional costs as a public company listed in both Hong Kong and the United States. We may incur significant losses for a number of reasons, including the other risks described in the document and unforeseen expenses, difficulties, complications and delays and other unknown events. If we are unable to achieve or sustain profitability, the market price of our Shares and ADSs may decrease significantly.
We are subject to evolving regulatory requirements and if we do not comply with these regulations, or fail to adapt to regulatory changes, our business and prospects may be materially and adversely affected.
Many aspects of our business, including the provision of internet information, technology services to banks, insurance companies and government agencies, insurance loss adjustment services, insurance agency and insurance brokerage services, online publication services relating to financial product information, providing banks and online small loan companies technology services to facilitate their management and distribution of consumer lending products and various asset management products, blockchain information services and electronic certification services are subject to supervision and regulation by various governmental authorities in China or in other jurisdictions where we operate. In addition, as we continue to expand the solution offerings, we may be subject to new and more complex regulatory requirements.
For example, in May 2019, we were granted a virtual banking license to operate in Hong Kong by the Hong Kong Monetary Authority and our virtual bank officially launched its operation in September 2020. We are subject to requirements prescribed by the Hong Kong Monetary Authority, or the HKMA, and other Hong Kong laws and regulations for this entity’s operations, including the Guideline on Authorization of Virtual Banks as well as other supervisory policies, regulations and guidelines issued by the HKMA covering areas such as corporate governance, risk management, anti-money laundering and financing of terrorism. For example, virtual banks in Hong Kong are required to maintain adequate capital commensurate with the nature of their operations and the banking risks they are undertaking, and are subject to the same set of supervisory requirements applicable to conventional banks. In addition, the key risks that our virtual bank is exposed to include credit risk, liquidity risk, market risk and interest rate risk. The credit risk is the risk that a borrower or counterparty fails to meet its obligations. Our virtual bank’s credit risk is influenced mainly by the characteristics of its customer, which are mainly SMEs. In terms of liquidity risks, the operation of our virtual bank is mainly funded by customer deposits and shareholder funds. Although we closely monitor the liquidity risk through stress testing, contingency funding plan and other measures, we cannot assure you that we will always successfully handle liquidity crisis in a timely manner or at all. Market risk is the risk of losses in assets, liabilities and off-balance sheet positions arising from movements in market rates and prices. As our virtual bank does not have any trading portfolio, our market risk exposure mainly arises from the foreign exchange risk and interest rate risk of non-trading portfolios, which we do not consider to be material. Regarding interest risk, at this stage, our virtual bank does not carry out proprietary trading and only has fixed rate products. As a result, our virtual bank’s interest rate risk exposure is contributed by banking book portfolio and the interest rate risk primarily arises from repricing and yield curve risks. As we continue to expand our virtual bank’s business, our exposure to these risks may increase significantly in the future.
We are also required to comply with applicable laws and regulations in relevant jurisdictions to protect the privacy and security of our customers’ information. Legal and regulatory restrictions may delay, or possibly prevent, some of our solutions or services from being offered, which may have a material adverse effect on our business, financial condition and results of operations. Violation of laws and regulations may also result in severe penalties, confiscation of illegal income, revocation of licenses and, under certain circumstances, criminal prosecution.
In addition, the PRC regulatory framework governing financial technology services is unclear, evolving and tightening. New laws or regulations may be promulgated, which could impose new requirements or prohibitions that render our operations or our technologies non-compliant. For example, on December 31, 2021, the People’s Bank of China, or the PBOC, issued the Measures for Administration of Internet Marketing of Financial Products (Draft for comments), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, financial institutions shall not entrust other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from being involved in the sale of financial products or participating in the income sharing of financial business in a disguised way. In addition, due to uncertainties and complexities of the regulatory environment, we cannot assure you that regulators will interpret laws and regulations the same way we do, or that we will always be in full compliance with applicable laws and regulations. To remedy any violations, we may be required to modify our business models, solutions and technologies in ways that render our solutions less appealing and may be required to obtain new qualifications or licences. We may also become subject to fines or other penalties, or, if we determine that the requirements to operate in compliance are overly burdensome, we may elect to terminate potentially non-compliant operations. In each such case, our business, financial condition and results of operations may be materially and adversely affected.
Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.
Our revenue growth depends on our ability to maintain, enlarge and optimize our customers base and strengthen customer engagement so that more of our customers will use our solutions more often and contribute more to our revenue growth. Our customers may not continue to use our solutions once their existing contract expires or they may not purchase additional solutions from us. This risk is especially apparent in circumstances where it is inexpensive for them to switch service providers. Our ability to maintain, enlarge and optimize our customer base and strengthen our customer engagement will depend on many factors, some of which are out of our control, including:
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our ability to continually innovate our technologies to keep pace with rapid technological changes;

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our ability to continually innovate our solutions in response to evolving customer demands and expectations;

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market competition;

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our ability to customize solutions for our customers;

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customer satisfaction with our solutions, including any new solutions that we may develop, and the competitiveness of our pricing and payment terms;

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the effectiveness of our solutions in helping our customers improve efficiency, enhance service quality, reduce costs and mitigate risks;

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customers’ acceptance of our transaction-based revenue model; and

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the success and growth of our customers, which could be affected by general- economic and market conditions, regulatory developments, etc.

In addition, the industry we operate is characterized by fast changing technologies and customer demands, and rapid development and continued enhancement of solutions. To remain competitive, we must continue to stay abreast of the continuously evolving industry trends and rapid technological developments. Nevertheless, we may not be able to leverage new technologies effectively or adapt our products to meet customers’ needs or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected. In addition, if our customers, especially premium customers or premium-plus customers, choose to leverage their in-house research and development capabilities to develop their own solutions, or for any other reason they reduce or cease their use of our technology solutions, our business, financial condition, results of operations and prospects may be materially and adversely affected.
As we primarily use a transaction-based revenue model, any loss of existing customer or a reduction of transactions by our customers would adversely affect our business and results of operations. For example, the outbreak and re-occurrence of a novel strain of the coronavirus, or COVID-19, had a negative impact on project implementation and our customers usage of our solutions, and as a result, our revenue. See “— We face risks related to natural disasters, health epidemics, civil and social disruption and other outbreaks, which could significantly disrupt our operations.”
We have relied on a limited number of key customers. In 2019, 2020 and 2021, two customers — Ping An Group and Lufax Group — contributed to 10% or more of our total revenues for these respective periods. Ping An Group is one of our Controlling Shareholders, our strategic partner, our largest supplier and our related party. Lufax Group is an associate company of Ping An Group. Our total sales to Ping An Group accounted for 42.7%, 52.1% and 56.1% of our total revenue, and our total sales to Lufax Group accounted for 12.8%, 10.4% and 10.4% of our total revenue in 2019, 2020 and 2021, respectively. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, failure to maintain and strengthen our relationships with these key customers may cause material fluctuations or declines in our revenues and have a material adverse effect on our business and results of operations.
COVID-19 outbreak has adversely affected, and may continue to adversely affect, our financial and operating performance.
Since December 2019, COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, our operations have been negatively affected by delays in project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. As a result, customer usage of our solutions and our revenue, especially our transaction-based revenue such as revenue from business origination services, have been adversely affected. While we have been proactively working with existing and new customers to assist their shift to cloud-based solutions amid the interruptions, we cannot assure you that these initiatives and efforts will successfully mitigate the impact. In addition, our business operations could be disrupted if any of our employees is suspected of having these or any other epidemic disease, since it could require our employees to be quarantined and/or our offices to be closed for disinfection or other remedial measures. The outbreak of COVID-19 and the resulting widespread health crisis has also adversely affected economies and financial markets globally, which could result in an economic downturn that could affect the demand for our products and future revenue and operating results. Our overseas operations and businesses development, especially in Southeast Asia, have been affected due to continued travel restrictions and lock-downs in many countries in that region.
Although China has temporarily controlled the outbreak, there has been re-occurrence. For example, recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta variant and Omicron variant cases, in multiple cities in China and Hong Kong and in other countries where we have operations. Certain travel restrictions, work-from-home policy, city shutdown, closure of business and other limitations were imposed in various places in response to these new cases. For example, Shanghai and Shenzhen experienced extended locked down recently due to outbreak of Omicron, which affected our business including project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction and receivables collection. As a result, customer usage of our solutions, our revenue and operating cash flow have been and may continue to be adversely affected. While vaccines for COVID-19 are being, and have been developed, there is no guarantee that any such vaccine will be effective, work as expected or be made available or will be accepted on a significant scale and in a timely manner. Furthermore, certain variants have proven to be more severe and more transmissible, especially the pandemic’s recent emergence of the Delta variant and Omicron variant, which appears to be the most transmissible variant to date and has resulted in an increase in cases globally. These or future variants of COVID-19 could also prove to be more resistant to vaccines. The impact of the Delta variant and Omicron variant cannot be predicted at this time, and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against the Delta variant and Omicron variant, and the response by governments. The outlook for COVID-19 remains fluid and its long-term implications on our business and results of operations are uncertain. The extent to which this outbreak impacts our results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information that may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. We are closely monitoring the pandemic and its impact on us.
We operate in a competitive industry. If we are unable to compete effectively, we may lose market share.
China’s financial technology services industry is highly competitive and rapidly evolving. In 2020, listed technology-as-a-service providers in China generated total revenue of RMB58.5 billion through their financial software and services, which accounted for more than 50.0% of the total market in China. Among these listed market players, the top five listed technology- as-a-service providers accounted for 28.2% of total financial software and services revenue. New competitors, including affiliates of financial institutions, traditional IT companies and internet companies, are entering this market. Our competitors include companies affiliated with financial institutions that provide technology-as-a-service solutions, traditional IT and software companies that provide traditional standard and customized IT products and services, as well as internet companies that offer technology services. Our competitors may have greater brand recognition, larger customer bases or greater financial, technological or marketing resources than we do. As a result, our competitors may be able to respond more quickly and effectively to new or changing opportunities, technologies, standards or customer requirements, and they may be able to better adapt to significant changes in regulatory and industry environments. Competition may also result in continued pricing pressures, which may lead to price reductions for our solutions, and may adversely affect our profitability and market share. In addition, we may face competition from our customers, who may develop their own solutions internally after they have gained experience and expertise through their use of our solutions. If we are unable to successfully compete in the financial technology services industry, our business, financial condition and results of operations may be materially and adversely affected.
Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.
The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Regulatory authorities in virtually every jurisdiction in which we operate have implemented and are considering a number of legislative and regulatory proposals concerning personal information protection.
In recent years, the PRC government has tightened the regulation of the data collection, storage, sharing, use, disclosure and protection, including personal information and user data, particularly personal information obtained through individuals’ use of websites and online services.
Relevant PRC laws and regulations require internet service providers and other network operators, among other things, to clearly state the authorized purpose, methods and scope of the collection and usage of data and obtain the consent of users for the processing of this data, as well as to establish user information protection systems with remedial measures. For example, Regulation for the Administration of Credit Investigation Industry, which was enacted by the State Council and became effective in March 2013, provides the definition of credit investigation business and imposes licensing requirements for conducting credit investigation business. The Administrative Measures of Credit Investigation issued by the PBOC took effective on January 1, 2022, which stipulate a broad definition of credit information to include all types of information in connection with the provision of services in financial or other activities to assess credit of individuals or enterprises. According to this measure, such information may include individual’s or enterprise’s identity, address, transportation, communication, indebtedness, property, payment, consumption, production and operation, fulfillment of legal obligations and other information, as well as the analysis and evaluation based on such information. Although there are substantial uncertainties as to the interpretation and application of such measures, since our business involves collecting, saving or processing such information, we may be deemed to be collecting and processing credit information of individuals and enterprises, and may be required to obtain credit data collection licenses and complete filing formalities. Given that (i) the measures stipulate that enterprises may complete compliance rectification within 18 months from the implementation of the measures on January 1, 2022; (ii) we have taken relevant measures, including only storing basic information and desensitization information in relevant business, cooperating with a credit reporting agency to gradually transfer relevant businesses to it, or gradually ceasing relevant business during the rectification period; and (iii) the revenue contribution of such business to our Group is insignificant, as advised by our PRC Legal Advisor, the risk that we are ordered to suspend relevant business, confiscated the illegal income and imposed a fine is remote.
To further regulate data processing activities, safeguarding data and cyber security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law provides a national data security review system, under which data processing activities that affect or may affect national security shall be reviewed, and prohibits any individual or entity in China from providing data stored in China to foreign judicial or law enforcement departments without the approval of competent authorities in China. Moreover, on August 20, 2021, the Standing Committee of the National People’s Congress issued the Personal Information Protection Law of the People’s Republic of China, which took effect on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. Given that the Personal Information Protection Law is relatively new and evolving, it is uncertain how they will be interpreted or enforced.
On October 29, 2021, the CAC, published the Draft Measures for the Security Assessment of Outbound Data (Draft for Comments), pursuant to which data processors would be required to conduct security assessment when they transfer important data or personal information that needs to be assessed, which are collected and generated during their operation within the territory of China outside of China. As of the date of this document, the draft measures have not yet promulgated into law. We cannot predict the impact of the above draft measures, if any, at this stage.
On November 14, 2021, the CAC, published the Regulations on Cyber Data Security Management (Draft for Comments), or the Draft Regulations on Cyber Data Security Management, which specifies that data processor who seeks to list in Hong Kong, which affects or may affect the national security, should apply for cybersecurity review. As of the date of this document, the draft measures have not yet promulgated into law. Therefore, as advised by our PRC Legal advisor, as of the Latest Practicable Date, we were not required to apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management. On December 28, 2021, the CAC and other twelve government authorities, published the Measures for Cybersecurity Review, or the Cybersecurity Review Measures, which further stipulates that an online platform operator who possesses personal information of more than one million users and is seeking for listing in a foreign country will be subject to the cybersecurity review as well. Moreover, critical information infrastructure operators, or the CIIOs, that purchase internet products and services, or online platform operators that carry out data processing activities that affect or may affect national security, must be subject to the cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks, including, among others, (i) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally transferred abroad, and (ii) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the risk of cyber information security due to the listing. As advised by our PRC legal counsel, although several PRC laws and regulations have provided the definition of “critical information infrastructure,” the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the identification of any specific critical information infrastructure is subject to industry-specific identification rules promulgated by relevant regulators and the notice from the relevant regulators. In addition, neither the Draft Regulations on Cyber Data Security Management nor the Cybersecurity Review Measures provides further explanation or interpretation for “listing in a foreign country” or the scope of activities of data processing that “affects or may affect national security.” If our proposed listing or business activities are deemed to “affect or may affect national security,” we may be required to apply for cybersecurity review, but there can be no assurance that we will be able to obtain approval from the regulatory authorities in a timely manner, or at all. The PRC government authorities have wide discretion in the interpretation and enforcement of these laws. See “Regulatory — Regulations Relating to Cyber Security and Privacy Protection — Regulations on Cyber Security” for more details. As of the date of this document, we have not received any inquiry, notice, warning, or sanction from the CAC or any other PRC regulatory authority that identifies us as the CIIO or requires us to apply for the cybersecurity review or commences the cybersecurity review on us. Based on the above and subject to the interpretation and discretion of the relevant regulatory authorities, after consulting with our PRC Legal Advisor, we are of the view that (i) considering the factors of assessment of the national security risks, the possibilities that our business operations or this listing are regarded as activities that may affect the national security and therefore we are required to proactively apply for the cybersecurity review in accordance with the Draft Regulations on Cyber Data Security Management (assuming implementation in its current form) and the Cybersecurity Review Measures are low; (ii) we are not aware of any material impediment for the Group to take measures for compliance with the Draft Regulations on Cyber Data Security Management and the Cybersecurity Review Measures; and (iii) the Draft Regulations on Cyber Data Security Management, if adopted in its current form, and the Cybersecurity Review Measures will not have a material adverse effect on our business operations and this listing.
Furthermore, on February 10, 2022, the MIIT released the Administrative Measures for Data Security in Industry and Information Technology Sectors (Trial) (Draft for Comments), or the Draft Data Security Measures in Industry and Information Technology Sectors. The measures would apply to data management in certain industries, including telecommunication sectors, where certain data we process is generated from. The Draft Data Security Measures set out three categories of data: ordinary data, important data and core data. The processing of important data and core data is subject to certain filing and reporting obligations. In addition, sharing important data and core data with an overseas party is subject to a special review and approval process. Since the measures have not been formally adopted and the categories of important data and core data have not been released, it is uncertain how the measures will be interpreted and implemented. We have sorted and cataloged data we process and will take further measures as required after the formally adoption of the Draft Data Security Measures in Industry and Information Technology Sectors. And we believe that the data we process as a data processor do not involve important data and core data in accordance with the currently applicable PRC laws and regulations. Based on the above and as advised by our PRC Legal Advisor, we are of the view that if the Draft Data Security Measures in Industry and Information Technology Sectors take effect in its current form, it will not have a material adverse impact on our business operations.
We have seen a similar trend of tightened regulation on data security in other jurisdictions. For example, in May 2018, a new data protection regime, the European Union’s General Data Protection Regulation, or the GDPR, became applicable; the GDPR can apply to the processing of personal data by companies outside of the European Union, including where the processing of personal data relates to the offering of goods and services to, or monitoring the behavior of, individuals in the European Union. The GDPR and data protection laws in other jurisdictions may apply to our processing of personal data in the future. The application of these laws to our business would impose on us more stringent compliance requirements with more significant penalties for non-compliance than PRC data protection laws and regulations, and our compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.
We collect, process and store significant amounts of personal information concerning our customers and their end-customers, as well as personal information pertaining to our business partners and employees. Compliance with applicable personal information and data security laws and regulations is a rigorous and time-intensive process. As of the date of this document, (i) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any PRC regulatory authorities in relation to the violation of laws and regulations on cybersecurity, data security and personal information protection; (ii) there is no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iii) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending against the Group; and (iv) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data. Based on the above and as advised by our PRC Legal Advisor, we are of the view that we are in compliance with currently applicable PRC laws and regulations on cybersecurity, data security and personal information protection in all material aspects. As there might be further issued explanations or implementation rules on the applicable laws and regulations, we will actively monitor future regulatory and policy changes to ensure strict compliance with all then applicable laws and regulations. However, as the regulatory authorities have wide discretion on the interpretation and implementation of the applicable laws and regulations, we cannot assure you that the regulatory authorities will form the similar opinions as ours. As global data protection laws and regulations increase in number and complexity, we cannot assure you that our data protection systems will be considered sufficient under all applicable laws and regulations due to factors including the uncertainty of the interpretation and implementation of these laws and regulations. Furthermore, we cannot assure you that the end-customer information that we process for our customers and the information we receive from our third-party data partners are obtained and transmitted to us in full compliance with relevant laws and regulations by our customer and third-party data partners. Moreover, there could be new laws, regulations or industry standards that require us to change our business practices and privacy policies, and we may also be required to put in place additional mechanisms ensuring compliance with new data protection laws, all of which may increase our costs and materially harm our business, prospects, financial condition and results of operations. Any failure or perceived failure by us to comply with applicable laws and regulations could result in reputational damage or proceedings or actions against us by governmental entities, individuals or others. These proceedings or actions could also result in the delayed or halted processing of personal information that we need to undertake to carry on our business.
We experienced net operating cash outflow during the Track Record Period, which may continue in the future. We may not be able to obtain additional capital when desired, on favorable terms or at all.
In 2019, 2020 and 2021, we had net cash used in operating activities of RMB1,817.5 million, RMB704.1 million and RMB404.3 million, respectively. We may require additional cash resources due to operating loss or the growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing is subject to uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity in the international capital and lending markets, and PRC governmental regulations over foreign investment and our industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that any financing we need would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity and have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders. These newly issued securities may have rights, preferences or privileges senior to those of our existing shareholders.
We are subject to credit risks in collecting trade receivables and recoverability of contract assets.
We typically grant credit terms to our customers of 10 to 30 days following the invoice date. However, there is no guarantee that our all our customers pay us on time. In 2019, 2020 and 2021, we had trade receivables of RMB710.1 million, RMB838.7 million and RMB891.2 million, respectively. In addition, in the same period, we had contract assets of RMB252.3 million, RMB274.6 million an RMB228.8 million, respectively. There is no assurance that all such amounts due to us will be settled on time or at all. Accordingly, we face credit risk in collecting trade receivables and contract assets. In 2019, 2020 and 2021, our net impairment losses on financial and contract assets was RMB45.2 million, RMB134.5 million and RMB72.2 million, respectively. Our performance, liquidity and profitability will be adversely affected if significant amounts due to us are not settled on time. The bankruptcy or deterioration in the credit condition of any of our major customers could also materially and adversely affect our business.
Failure to fulfil our obligations in respect of contract liabilities could materially and adversely affect our results of operation, liquidity and financial position.
Our contract liabilities represent our obligations to provide the contracted products and services to customers. Our contract liabilities mainly arise from the advance payment made by customers while the underlying products and services are not yet to be provided. As of December 31, 2019, 2020 and 2021, we had contract liabilities of approximately RMB117.7 million, RMB156.2 million and RMB173.3 million, respectively. There is no assurance that we will be able to fulfil our obligations in respect of contract liabilities. If we are not able to fulfil our obligations with respect to our contract liabilities, the amount of contract liabilities will not be recognized as revenue, and we may have to return the advance payment made by our customers. As a result, our results of operations, liquidity and financial position may be materially and adversely affected.
Our results of operations, financial conditions and prospects may be adversely affected by fair value changes of financial assets at fair value through profit or loss and financial assets through other comprehensive income, the valuation of which is uncertain due to the use of unobservable inputs that require judgment and assumptions that are inherently uncertain.
During the Track Record Period, we had unlisted equity securities and listed debt securities, which were designated as financial liabilities at fair value through other comprehensive income. We had contingent returnable consideration and wealth management products, which were designated as financial assets at fair value through profit or loss. The fair value of these assets is determined based on the valuation performed by an independent valuer, using valuation techniques. The assessment of fair value of the abovementioned equity securities, debt securities, and contingent returnable consideration requires the use of unobservable inputs including discount rate, discount of lack of marketability and expected volatility. We use our judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the respective valuation dates. These valuation methodologies that we use involve a significant degree of management judgment and are inherently uncertain. Changes in these unobservable inputs and other estimates and judgments could materially affect the fair value of the equity securities, debt securities and contingent returnable considerations, which in turn may adversely affect our results of operations.
In 2019, 2020 and 2021, we recognized net gain on financial assets at fair value through profit or loss of RMB38.9 million, RMB49.4 million and RMB45.6 million, respectively. We recognized net gain on financial assets at fair value through other comprehensive income of RMB44 thousand, RMB2.1 million, and RMB7 thousand, in the same respective periods. We cannot assure you that we will not incur any losses from the fair value changes in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.
Additionally, as of December 31, 2019, 2020, and 2021, we held RMB1,655.5 million, RMB1,487.2 million and RMB2,071.0 million wealth management products issued by Ping An Group, respectively, representing 98.0%, 100% and 100% of the total balance of our wealth management products as of the same dates. If the underlying investments of these products default or if Ping An Group defaults on the redemption of these wealth management products, we will incur fair value losses, which will significantly affect our financial position and our liquidity.
Disruptions in the financial markets and economic conditions could adversely affect our financial institution customers.
Changes in the condition of China’s economy generally affect the demand and supply of financial products, which in turn will affect demand for the solutions we provide. For example, a credit crisis, or prolonged downturn in the credit markets could severely affect our operating environment by, for example, causing a tightening in credit guidelines, limited liquidity, deterioration in credit performance or increased foreclosures. Since we predominantly generate our revenues from transaction-based fees, a decrease in transaction volumes could cause a material decline in our revenues for the duration of such crisis.
Global economies could suffer dramatic downturns as the result of a deterioration in the credit markets and related financial crisis as well as a variety of other factors including, extreme volatility in security prices, diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. In past economic downturns, governments have taken unprecedented actions to address and rectify these extreme market and economic conditions, including by providing liquidity and stability to the financial markets. If these actions are not successful, the return of adverse economic conditions may significantly affect the businesses of our customers, which could in turn negatively affect our revenues.
In addition, there is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by central banks and financial authorities in some of the world’s leading economies, including the European Union, the United States and China. There have been concerns over unrest and terrorist threats in the Middle East, Europe and Africa and over the conflicts involving Ukraine, Syria and North Korea. There have also been concerns on the relationship among China and other Asian countries, which may result in or intensify potential conflicts in relation to territorial disputes, and escalations in the tensions between the United States and China starting from 2018, which could have a material adverse impact on the Chinese economy. In addition, the United Kingdom held a referendum on June 23, 2016 on its membership in the European Union, in which a majority of voters in the United Kingdom voted to exit the European Union (commonly referred to as “Brexit”). On January 31, 2020, the United Kingdom ceased to be a member of the European Union. The effects of Brexit remains uncertain. Brexit could adversely affect European and worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets.
Furthermore, political instability in the Korean Peninsula, a slump in commodity prices, uncertainty over interest rates in the United States and the outbreak of novel coronavirus have also resulted in instability and volatility in the capital markets. More recently, the stock markets around the world have experienced extreme volatility, in reaction to the COVID-19 outbreak and governments’ responses thereto, including the recent rate reductions by the Federal Reserve. Furthermore, eruptions of regional tensions, such as the ongoing military conflict involving Ukraine and Russia, and the related sanctions against Russia have resulted in economic disruptions worldwide and substantial volatility and uncertainty across global financial markets. It is unclear whether these challenges and uncertainties will be contained or resolved, and what effects they may have on the global political and economic conditions in the long term. The impacts that these conflicts and incidents will have on our business, operations and financial results depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the conflicts or incidents; governmental and business actions that have been and continue to be taken in response to the conflicts or incidents and the impact of the conflicts on economic activity.
We may incur impairment charges for our goodwill and intangible assets.
We recorded goodwill, which related to our acquisitions, of RMB289.2 million, RMB289.2 million and RMB289.2 million as of December 31, 2019, 2020 and 2021, respectively. We also recorded intangible assets, which primarily included applications and platforms, purchased software, development cost in progress and others, of RMB687.8 million, RMB627.9 million, RMB398.0 million as of December 31, 2019, 2020 and 2021, respectively. Our impairment assessment of goodwill and other intangible assets is based on a number of assumptions made by our management. If any of these assumptions does not materialize, or if the performance of our business is not consistent with such assumptions, we may be required to make a provision for our goodwill and other intangible assets and record an impairment loss, which could in turn adversely affect our results of operations. Any significant impairment charges of goodwill or intangible assets could have a material adverse effect on our business, financial condition and results of operations.
The non-recurring nature of government grants and tax rebates we received could materially and adversely affect our business, financial condition and results of operations.
During the Track Record Period, we received government grants, including technology development incentives, epidemic subsides and operation subsidies, and tax rebates from the PRC government. For the years ended December 31, 2019, 2020 and 2021, we recognized government grants of approximately RMB7.4 million, RMB44.2 million and RMB28.9 million, respectively; our Group received tax rebates of approximately RMB10.4 million, RMB19.4 million and RMB22.2 million, respectively, for the same periods. For further details, see Note 8 to the Historical Financial Information. We cannot assure you that we will continue to receive certain portion of the government grants and tax rebates in the future or at all. As government grant contributed to certain portion of our income during the Track Record Period, the non-recurring nature of government grants and tax rebates to us may affect our profitability. Hence, our business, financial condition and results of operations could be affected as a result of the non-recurring nature of government grants and tax rebates.
Our results of operations, financial condition and prospects may be adversely affected by fair value changes in our derivatives.
Our derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. We had two types of derivative financial instruments during the Track Record Period, which were foreign exchange swaps and currency forwards. Both our derivative financial instruments were designated as derivative financial liabilities during the Track Record Period. The fair value of our derivative financial instruments is subject to various factors that beyond our control, which include, but are not limited to, general economic condition, changes in market interest rates and stability of the capital markets. For the years ended December 31, 2019, 2020 and 2021, we recorded net loss on derivatives of RMB0.2 million, RMB281.7 million and RMB169.5 million, respectively. We cannot assure you that we will not incur any losses from the fair value changes in our derivatives in the future. If we continue to incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected. For further details, see Notes 8 and 30 to the Historical Financial Information.
Our performance depends on key management and personnel, and any failure to attract, motivate and retain our staff could severely hinder our ability to maintain and grow our business.
Our future success is significantly dependent upon the continued service of our management and key personnel, especially our technology talent. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements, and we may incur additional expenses to recruit and train new staff, which could severely disrupt our business and growth, therefore materially and adversely affecting our business, financial condition, results of operations and prospects. Furthermore, disputes with management and key personnel may affect our reputation and divert management’s attention and disrupt our business. In addition, there is no assurance that any member of our management team and technology personnel will not join our competitors or form a competing business. If any dispute arises between our current or former personnel and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China, and we may not be able to enforce them at all. There have been changes in our senior manager and directors during the Track Record Period, including but not limited to the change of chief executive officer, chief financial officer, directors and independent directors due to organizational changes and/or personal reasons. The departure of, and changes in, our senior managers and directors during the Track Record Period were not a result of any dispute or disagreement with the Group or any matter relating to the Group’s operations, policies or practices. The ramifications of these recent changes, including public perception that our future direction, strategy or leadership is uncertain, and the costs and expenses and diversion of our management’s attention from our business related thereto could affect our business, prospects, financial condition and results of operations.
The wide range and diversity of the solutions we provide may require us to hire and retain a wide range of experienced personnel who can adapt to a dynamic, competitive and challenging business environment. We will need to continue to attract and retain experienced and capable personnel at all levels, as we expand our business and operations. Competition for talent in China’s financial technology industry is intense, and the availability of suitable and qualified candidates is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them. The decrease in the value of our compensation, including value in our share incentives, may cause our offer less competitive in the market and lead to the loss of key personnel. In addition, even if we were to offer higher compensation and other benefits, there can be no assurance that these individuals would choose to join, or continue working for, us.
Our quarterly results may fluctuate significantly and be unpredictable and may not fully reflect the underlying performance of our business.
We have experienced some revenue fluctuation on a quarterly basis in the past, and expect to experience similar trends going forward. In general, our third and fourth quarters are the stronger quarters in any given year. This is primarily due to our business model, as we primarily charge our financial institution customers based on the transaction volume generated on our platform or their other usage of it. Our financial institution customers tend to have higher spending with us in the second half of the year as a result of their annual budget cycles. In addition, customer transactions at financial institutions tend to peak in the fourth quarter, which in turn has positive impact on our revenue. On the other hand, our first quarter results tend to be relatively weaker, in light of the Chinese New Year holidays when many of our customers’ businesses are closed. For example, our revenue totaled RMB819.8 million, RMB967.7 million, RMB1,064.6 million and RMB1,280.3 million in the three months ended March 31, 2021, June 30, 2021, September 30, 2021 and

December 31, 2021, respectively. Furthermore, our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, while our rapid growth may obscure these types of fluctuations, our results for any one quarter are not necessarily an indication of future performance. Fluctuations in quarterly results may adversely affect the price of our Shares and ADSs.
If we fail to maintain an effective system of internal controls, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal control over financial reporting in its annual report with SEC, which contains the management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, when a company meets the SEC’s criteria, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting.
We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Our management and independent registered public accounting firm have concluded that our internal control over financial reporting as of December 31, 2021 was effective. However, we cannot assure you that in the future our management or our independent registered public accounting firm will not identify material weaknesses during the Section 404 of the Sarbanes-Oxley Act audit process. In addition, because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Shares and ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. Furthermore, we have incurred and expect to continue to incur considerable costs and to use significant management time and the other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act, which can significantly divert our management’s attention from operating our business.
If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our Shares and ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the NYSE, regulatory investigations and civil or criminal sanctions.
Increases in labor costs in China may adversely affect our business and results of operations.
The economy in China has experienced increases in labor costs in recent years. As a result, average wages in China are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. In 2019, 2020 and 2021, our labor costs, including our employee benefit expenses and outsourcing labor costs, were RMB1,757.1 million, RMB1,943.7 million and RMB2,066.5 million, respectively. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.
We have granted, and may continue to grant, share incentives, which may result in increased share-based compensation expenses and negatively impact our results of operations.
We adopted a Stock Incentive Plan in November 2017, which was amended and restated in September 2019 and September 2020 to provide additional incentives to eligible participants. As at the Latest Practicable Date, the aggregate number of underlying Shares pursuant to the outstanding options granted under the Stock Incentive Plan was 10,902,208 Shares. For the years ended December 31, 2019, 2020 and 2021, we incurred equity-settled share-based payment expenses of RMB76.4 million, RMB89.7 million, and RMB25.4 million, respectively. We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel, and we will continue to grant share-based compensation to our employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
We are subject to risk of recoverability of deferred tax assets.
As of December 31, 2019, 2020 and 2021, our deferred tax assets amounted to RMB423.8 million, RMB564.6 million and RMB683.2 million, respectively. Deferred tax assets are recognized for deductible temporary differences and unused tax losses to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the unused tax losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. Any changes in management’s judgment as well as our future taxable profits and tax planning strategies would affect the carrying amounts of deferred tax assets to be recognized and the recoverability of deferred tax assets recognized in our consolidated financial statements. In the case that the value of deferred tax assets has changed, we may have to write-down the deferred tax assets, which may adversely affect our financial condition for that respective year, and therefore could materially and adversely affect our financial condition and results of operations in future years.
RISKS RELATING TO OUR CORPORATE STRUCTURE
We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs with which we have maintained contractual arrangements.
We are a Cayman Islands holding company with no equity ownership in our VIEs and we conduct our operations in China through (i) our PRC subsidiaries and (ii) our VIEs and their subsidiaries with which we have maintained contractual arrangements. Investors in our Shares or the ADSs thus are not purchasing equity interest in our VIEs and their subsidiaries in China but instead are purchasing equity interest in a Cayman Islands holding company. If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, our VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the validity and enforceability of the contractual arrangements with our VIEs and, consequently, significantly affect the financial performance of our VIEs and our company as a group.
If the PRC government finds that the agreements that establish the structure for operating our businesses in China do not comply with applicable PRC laws and regulations, or if these laws or regulations or their interpretations change, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of internet-based businesses, such as distribution of online information, internet data center services and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, with respect to the accessibility of telecommunications services subject to China’s commitment to the entry into WTO, foreign investors are generally not allowed to own more than 50% of the equity interest in a value-added telecommunication service provider (subject to certain exceptions relating to certain businesses, including e-commerce businesses domestic multi-party communication service businesses, and data collection and transmission service businesses), and any such major foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Special Administrative Measures for Entrance of Foreign Investment (Negative List) (2021 Version), which became effective on January 1, 2022, or the 2021 Negative List, the Administrative

Rules on Foreign-Invested Telecommunication Enterprises newly amended in 2016, and other applicable laws and regulations. In addition, China’s commitment to the entry into WTO does not include internet data center business pursuant to the Protocol on the Accession of the PRC, effective on December 10, 2001.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and OneConnect Technology Services Co., Ltd. (Shenzhen), or Shenzhen OneConnect Technology, and Zhang Tong Shun, our PRC subsidiaries, are considered foreign-invested enterprises. Therefore, neither we nor our foreign-invested enterprises are currently eligible to apply for the required licenses for providing such value-added telecommunication services or conducting other businesses that foreign-owned companies are prohibited or restricted from conducting in China. To comply with PRC laws and regulations and regulatory requirements, we conduct substantially all of our business in the PRC through Shenzhen OneConnect and Shenzhen CA, our VIEs, and their respective subsidiaries, based on contractual arrangements entered into among Shenzhen OneConnect Technology or Zhang Tong Shun, the VIEs, their respective shareholders and subsidiaries. We conduct our operations in China through our PRC subsidiaries and our VIEs and their subsidiaries, with which we maintained these contractual arrangements. Investors in our Shares or the ADSs are not purchasing equity interest in our VIEs in China but instead are purchasing equity interest in a Cayman Islands holding company with no equity ownership of our VIEs.
We believe that our corporate structure and contractual arrangements enable us to: (i) be the exclusive provider of business support, technical and consulting services in exchange for a fee; (ii) receive the relevant economic benefits and bear the relevant risks in relation to the business operation of our VIEs; (iii) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from the relevant registered shareholders all or any part of their equity interest in our VIEs at any time and from time to time in our absolute discretion to the extent permitted by PRC laws; (iv) have an irrevocable and exclusive right to purchase, or to designate one or more persons to purchase, from our VIEs, all or any part of their assets at any time and from time to time in our absolute discretion to the extent permitted by PRC laws and the contractual arrangements; (v) appoint us, any directors authorized by us (except the shareholders of our VIEs) or his/her successors, or a liquidator replacing the director as our exclusive agent and attorney to act on our behalf on all matters concerning our VIEs and to exercise all of the rights as a registered shareholder of our VIEs in accordance with PRC laws and the articles of our VIEs; and (vi) pledge as first charge the relevant equity interest in our VIEs to us as collateral security for any and all of the guaranteed debt under the contractual arrangements and to secure performance of the obligations under the contractual arrangements. The contractual arrangements allow the results of operations and assets and liabilities of our VIEs and their subsidiaries to be consolidated into our results of operations and assets and liabilities under IFRS as if they were subsidiaries of our Group.
Our PRC Legal Advisor, Haiwen & Partners, is of the opinion that (i) the ownership structure of Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs does not violate applicable PRC laws and regulations currently in effect, and (ii) except for (a) certain clauses regarding the remedies or reliefs that may be awarded by an arbitration tribunal and the power of courts to grant interim remedies in support of the arbitration and liquidation arrangements of our VIEs, their respective subsidiaries and/or shareholders, and (b) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, the contractual arrangements are valid, binding and enforceable in accordance with the applicable PRC laws or regulations currently in effect. However, there can be no assurance that the PRC government authorities will take a view that is not contrary to or otherwise different from the opinion of our PRC Legal Advisor stated above. There is also the possibility that the PRC government authorities may adopt new laws, regulations and interpretations that may invalidate the contractual arrangements. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively, the Draft Offshore Listing Regulations. Meanwhile, the CSRC confirmed that on the premise of abiding relevant laws and regulations, the enterprises with contractual arrangements that meet the compliance requirements may go public overseas after filing with the CSRC. However, there is no further explanation on the compliance requirements. If the Draft Offshore Regulations become effective before the Listing is completed, we may need to obtain regulatory opinions regarding the compliance of our contractual arrangements and there can be no assurance that we will be able to satisfy regulatory requirements and obtain such regulatory opinions. Failure to satisfy such requirements could have a material adverse effect on us, our contractual arrangements and the Listing. If the PRC government determines that we are in violation of PRC laws or regulations or lack the necessary permits or licenses to operate our business, the relevant PRC regulatory authorities, including the PRC Ministry of Commerce, or MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, and the State Cryptography Administration, or the SCA, would have broad discretion in dealing with such violations or failures, including, but not limited to:
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revoking our business and operating licenses;

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discontinuing or restricting our operations;

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imposing fines or confiscating any of our income that they deem to have been obtained through illegal operations;

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imposing conditions or requirements with which we or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs, may not be able to comply;

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requiring us or Shenzhen OneConnect Technology or Zhang Tong Shun and our VIEs to restructure the relevant ownership structure or operations;

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restricting or prohibiting our use of the proceeds from our public offerings or other of our financing activities to finance the business and operations of our VIEs and their subsidiaries; or

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taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations, and may materially and adversely affect our business, financial condition and results of operations. In addition, if the PRC governmental authorities find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, it is unclear what impact these actions would have on us and on our ability to consolidate the financial results of our VIEs and their subsidiaries in our historical financial information. If any of these penalties results in our inability to direct the activities of our VIEs and their subsidiaries and such a penalty significantly impacts their economic performance and/or our failure to receive economic benefits from our VIEs and their subsidiaries, we may not be able to consolidate our VIEs and their subsidiaries into our historical financial information in accordance with IFRS. In addition, our Shares and ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries that conduct a significant part of our operations.
Our contractual arrangements with our VIEs and their respective shareholders may not be as effective in providing operational control or enabling us to derive economic benefits as a direct ownership of a controlling equity interest would be.
We have relied and expect to continue to rely on contractual arrangements with our VIEs, their shareholders and subsidiaries to operate our business activities. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiaries. For example, our VIEs, their respective subsidiaries or shareholders may fail to fulfil their contractual obligations with us or take other actions that are detrimental to our interests.
If we had direct ownership of our VIEs, we would be able to exercise our rights as shareholders to effect changes in their board of directors, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs, their respective subsidiaries and shareholders of their obligations under the contractual arrangements to exercise control over our VIEs and their subsidiaries. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. These risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs, their respective subsidiaries and shareholders. If any of these shareholders is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties in the PRC legal system. The shareholders of VIEs are entities and if they declare bankruptcy or become subject to a dissolution or liquidation proceeding, we may be unable to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements or we experience significant delays or other obstacles in the process of enforcing the contractual arrangements, we may not be able to exert effective control over the VIEs and may lose control over their assets. Therefore, our contractual arrangements with our VIEs, their respective subsidiaries and shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.
We conduct our business operations in the PRC through our VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws.
All the agreements that constitute our contractual arrangements with our VIEs, their respective subsidiaries and shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions and uncertainties in the PRC legal system could limit our ability to enforce the contractual arrangements. If we are unable to enforce the contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over our VIEs and their subsidiaries, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.
The contractual arrangements contain provisions to the effect that the arbitral body specified in them may award remedies over the equity interest, assets or properties of our VIEs, their subsidiaries, and/or shareholders; provide compulsory relief (for example, for the conduct of business or to compel the transfer of assets); or order the winding-up of our VIEs, their subsidiaries, and/or shareholders. These agreements also contain provisions to the effect that courts of competent jurisdiction are empowered to grant interim relief to a party when requested, for the purpose of preserving the assets and properties, or grant enforcement measures, subject to the requirements under PRC laws. However, under PRC laws, these terms may not be enforceable. Under PRC laws, an arbitral body does not have the power to grant injunctive relief or to issue a provisional or final liquidation order for the purpose of protecting the assets of or equity interest in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as the United States and the Cayman Islands may not be recognizable or enforceable in the PRC. PRC laws may allow the arbitral body to grant an award of transfer of assets of or equity interests in our VIEs in favor of an aggrieved party.
Furthermore, the contractual arrangements provide that (i) in the event of a mandatory liquidation required by PRC laws, our VIEs will sell all of their assets to the extent permitted by PRC law to Shenzhen OneConnect Technology or Zhang Tong Shun, respectively, or the entity designated by them, at the lowest price permitted under applicable PRC laws; and (ii) our VIEs or their respective shareholders will pay to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them any payments they receive from such transaction, and any profits arising from such a transaction shall be paid to Shenzhen OneConnect Technology or Zhang Tong Shun, or the entity designated by them in satisfaction of the service fees under the exclusive business cooperation agreements. These provisions may not be enforceable under PRC laws in the event of a mandatory liquidation required by PRC laws or bankruptcy liquidation.
Therefore, in the event of a breach of any agreements constituting the contractual arrangements by the VIEs, their respective subsidiaries and/or shareholders, we may not be able to exert effective control over our VIEs due to the inability to enforce the contractual arrangements, which could materially and adversely affect our ability to conduct our business.
In addition, Shenzhen E-Commerce Certification Co., Ltd. and Shenzhen Electronic Certification Center Co., Ltd., or the Shenzhen CA Minority Shareholders, which collectively hold approximately 0.1% equity interest in Shenzhen CA, are not parties to the contractual arrangements with Zhang Tong Shun. Although the Shenzhen CA Minority Shareholders have issued a written confirmation in which, among others, they acknowledged and consented to the execution of the contractual arrangements of Shenzhen CA and undertook to provide necessary cooperation, there can be no assurance that the Shenzhen CA Minority Shareholders, as the state controlled companies, have all requisite power and authority to make such confirmation or consent or they will be able to perform their obligations under such confirmation. If the relevant authority deems the confirmation or consent invalid or challenges the enforceability of such confirmation or consent, or if the Shenzhen CA Minority Shareholders fail to obtain all requisite power and authority or fail to perform their obligations, we may not be able to enforce the contractual arrangements, which could adversely affect our ability to conduct our business.
If we exercise the option to acquire equity interest and assets of the VIEs, this equity interest or asset transfer may subject us to certain limitations and substantial costs.
Pursuant to the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, promulgated by the State Council in December 2001, as amended in February 2016, foreign investors are not allowed to hold more than 50% of the equity interest of any company providing value-added telecommunications services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must have prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas, or the Qualification Requirements. On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which made amendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the Qualification Requirements were removed. However, as of the date of this document, further implementation regulations or administrative guidelines in relation to the amended FITE Regulations have not yet been promulgated by the relevant PRC regulatory authorities. If PRC laws change to allow foreign investors to invest in value-added telecommunications enterprises in the PRC, we may be unable to unwind our contractual arrangements with Shenzhen OneConnect and other VIEs, its subsidiaries and shareholders or if we unwind the contractual arrangements before we are able to comply with the relevant regulatory requirements, we may be ineligible to operate our value-added telecommunication enterprises and may be forced to suspend operations, which could materially and adversely affect our business, financial condition and results of operations.
Pursuant to the contractual arrangements, Shenzhen OneConnect Technology, Zhang Tong Shun, or their designated person (s) has the irrevocable and exclusive right to purchase all or any part of the relevant equity interest in our VIEs from our VIEs’ shareholders at any time and from time to time in their absolute discretion to the extent permitted by PRC laws. The consideration Shenzhen OneConnect Technology or Zhang Tong Shun pays for such purchases will be the higher of a nominal price and the lowest price as permitted under applicable PRC laws.
This equity transfer may be subject to approvals from, filings with, or reporting to competent PRC authorities, such as MOFCOM, the MIIT, the SCA, the State Administration for Market Regulation, or the SAMR, and/or their local competent branches. In addition, the equity transfer price may be subject to review and tax adjustment by the relevant tax authorities. The equity transfer price to be received by our VIEs under the contractual arrangements may also be subject to enterprise income tax, and these amounts could be substantial.
RISKS RELATING TO DOING BUSINESS IN THE PRC
We are subject to many of the economic and political risks associated with emerging markets due to our operations in China and Hong Kong. Adverse changes in China or Hong Kong’s economic, political and social conditions as well as government policies could adversely affect our business and prospects.
The majority of our operations are in China, one of the world’s largest emerging markets. In light of our operations in an emerging market, we are subject to risks and uncertainties including fluctuations in GDP, unfavorable or unpredictable treatment in relation to tax matters, expropriation of private assets, exchange controls, restrictions affecting our ability to make cross-border transfer of funds, regulatory proceedings, inflation, currency fluctuations or the absence of, or unexpected changes in, regulations and unforeseeable operational risks. In addition, our business, prospects, financial condition and results of operations may be significantly influenced by political, economic and social conditions in China and Hong Kong generally and by continued economic growth in China and Hong Kong.
The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. A substantial portion of China’s productive assets are still owned by the government.

In addition, the PRC government continues to play a significant role in regulating development through industrial policies. The Chinese government has significant oversight and discretion over the conduct of our business and may intervene or influence our operations as the government deems appropriate to further regulatory, political and societal goals. The Chinese government has recently published new policies that significantly affected certain industries such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies regarding our industry that could require us to seek permission from Chinese authorities to continue to operate our business, which may adversely affect our business, financial condition and results of operations. Furthermore, recent statements made by the Chinese government have indicated an intent to increase the government’s oversight and control over offerings of companies with significant operations in China that are to be conducted in foreign markets, as well as foreign investment in China-based issuers like us. The PRC government also exercises significant control over China’s economic growth through its allocation of resources, control of payment of foreign currency-denominated obligations, monetary policy, and preferential treatment for particular industries or companies. Any such action, once taken by the Chinese government, could significantly limit or completely hinder our ability to offer or continue to offer ADSs and Shares to our investors, and could cause the value of our ADSs and Shares to significantly decline or become worthless.
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures, which may benefit the overall Chinese economy, may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, the PRC government has from time to time implemented certain measures, including interest rate changes, to control the pace of economic growth. These measures may cause decreased economic activity in China. In July 2021, the Chinese government provided new guidance on China-based companies raising capital outside of China, including through arrangements called variable interest entities. Since 2012, the Chinese economy has slowed down. According to the National Bureau of Statistics of China, China’s real GDP growth rate was 6.1% in 2019, which slowed to 2.3% in 2020. Any prolonged slowdown in the Chinese economy may reduce the demand for our services and materially and adversely affect our business and results of operations. There have also been concerns about the relationships among China and other Asian countries, the relationship between China and the United States, as well as the relationship between the United States and certain Asian countries such as North Korea, which may result in or intensify potential conflicts in relation to territorial, regional security and trade disputes. Any adverse changes in economic conditions in China and Hong Kong, in the policies of the government or in the laws and regulations in China and Hong Kong could have a material adverse effect on the overall economic growth of China and Hong Kong. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position. An economic downturn, whether actual or perceived, a further decrease in economic growth rates or an otherwise uncertain economic outlook in China and Hong Kong could have a material adverse effect on business and consumer spending and, as a result, adversely affect our business, financial condition and results of operations.
The approval of, filing with, or consent from, the CSRC, CAC or other PRC government authorities may be required in connection with our offshore listing under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.
The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC or other PRC government authorities. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines, rectification, suspension of operations, revocation of qualification or business license and other penalties, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC legal counsel has advised us that, based on its understanding of the current applicable PRC laws and regulations, the aforesaid CSRC’s approval under the M&A Rules is not required for the listing and trading of our Shares in the context of this Listing, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether a listing like ours under this document are subject to this regulation, (ii) our wholly-owned PRC subsidiaries were not established through a merger or requisition of a “PRC domestic company” as such term is defined under the M&A Rules using equities as consideration, (iii) no provision in the M&A rules clearly classifies contractual arrangements as a type of transaction subject to its regulation, and (iv) this is the listing by way of introduction of a company that has been listed in the United States. However, we cannot assure you that relevant PRC government authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel. If it is determined that the CSRC approval is required for any of our offshore offerings, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory authorities.
Furthermore, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore- listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Offshore Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively, the Draft Offshore Listing Regulations, which regulate offshore securities offering and listing activities by domestic companies in direct or indirect form. The Draft Offshore Listing Regulations, if adopted in their current form, will comprehensively improve and reform the existing regulatory regime for offshore offering and listing of PRC domestic companies’ securities. Pursuant to such regulations, domestic enterprises which issue securities or list offshore will be required to complete filing procedure with and report to the CSRC. The CSRC requires the domestic enterprises to submit regulatory opinions, filing or approval documents or security assessment opinions issued by relevant authorities, as applicable, in this required filing. Certain offshore offerings and listings are explicitly forbidden, including those that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects as well as those issuers whose PRC companies, controlling shareholder or actual controller are involved in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management are involved in certain criminal offence, administrative penalties or investigation. As of the date of this document, the Draft Offshore Listing Regulations were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the Draft Offshore Regulations become effective in their current form before the listing is completed, we may be required to complete the filing procedures with the CSRC. Pursuant to the Draft Offshore Listing Regulations, failure to complete the filing procedures with the CSRC may result in fines, suspension of operation, cancellation of business license or relevant qualifications and other penalties. As such, we cannot assure you that additional requirements relating to approval, filing, or consent from the CSRC or other regulatory authorities or other procedures will not be imposed on us, in connection with this Listing or other further offerings of securities. Nor can we assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us.
On November 14, 2021, the CAC published the Draft Administration Regulations on Cyber Data Security, which reiterates that a cybersecurity review will be imposed on the data processor who process personal information of one million or more users and apply for foreign listing. The cybersecurity review requirements would not apply to data processors who intend to list in Hong Kong unless the listing has or may have an impact on national security. As advised by our PRC legal counsel, the Draft Administration Regulations on Cyber Data Security were released for public comment only, and their provisions and anticipated adoption or effective date may be subject to change and thus their interpretation and implementation remain substantially uncertain. On December 28, 2021, the CAC, jointly with other 12 governmental authorities, promulgated the revised Measures for Cybersecurity Review, which among others, stipulate that an online platform operator with personal information of over one million users that intends to apply for foreign listing must be subject to the cybersecurity review. These regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States and intend to apply for listing on the Hong Kong Stock Exchange. We cannot predict the impact of the Measures for Cybersecurity Review and the Draft Administration Regulations on Cyber Data Security, if any, at this stage, and we will closely monitor and assess any development in the rule-making process.
In addition, if we become subject to cybersecurity inspection and/or review by the CAC or other PRC authorities or are required by them to take any specific actions, it could cause suspension or termination of the future offering of our securities, disruptions to our operations, result in negative publicity regarding our company, and divert our managerial and financial resources. We may also be subject to significant fines or other penalties, which could materially and adversely affect our business, financial condition and results of operations. Any actions by the PRC government to exert more oversight and control over offerings that are conducted offshore and/or foreign investment in companies having operations in China, such as us, could significantly limit or completely hinder our ability to offer or continue to offer securities to investors, and cause the value of our securities to significantly decline or become worthless.
If it is determined in the future that approval from the CSRC, CAC or other regulatory authorities or other procedures are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, CAC or other PRC regulatory authorities for failure to seek approval for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Shares and ADSs. The CSRC, CAC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, CAC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of the Shares and ADSs. As of the date of this document, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC government authorities.
The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory authorities in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions, have established complex procedures and requirements that restrict merger and acquisition activities by foreign investors. For example, an overseas company established or controlled by PRC enterprises or residents needs to obtain approval from MOFCOM before it acquires an affiliated domestic company. Moreover, the Anti-Monopoly Law requires that the anti-monopoly enforcement authority be notified in advance of any concentration of undertaking if certain thresholds are triggered. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines on Platform Economy, which specifically requests operators to report to the anti-monopoly enforcement authority prior to undertaking any concentration in the field of platform economics. In April 2021, the SAMR, together with certain other PRC government authorities convened an administrative guidance meeting, focusing on unfair competition acts in community group buying, self-inspection and rectification by major internet companies of possible violations of anti-monopoly, anti-unfair competition, tax and other related laws and regulations, and requesting such companies to strictly comply with relevant laws and regulations and be subject to public supervision. In addition, many internet companies are required to conduct a comprehensive self- inspection and make necessary rectification accordingly. The SAMR has stated it will organize and conduct inspections on the companies’ rectification results. If any of these companies are found to conduct illegal activities, more severe penalties are expected to be imposed on them in accordance with the laws. As the Anti-Monopoly Guidelines for Internet Platforms was newly promulgated, we are unable to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. On August 17, 2021, the SAMR published the Provisions on Banning Unfair Competition Acts on the Internet (Revised Draft for Comments), which emphasizes that operators should not use data, algorithms or other technical information or means to influence users’ choices, hijack traffic or disrupt the operations of website products and services provided by other operators. As this regulation was recently promulgated and has not yet taken effect, we are currently unable to estimate its specific impact on our business, results of operations and prospects. Any failure or perceived failure by us to comply such regulations and authorities’ requirements may result in governmental investigations or enforcement actions, lawsuits or claims against us and could have an adverse effect on our business, financial condition and results of operations.
The Provisions on Implementation of Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by MOFCOM in August 2011, which became effective in September 2011, specify that certain mergers and acquisitions by foreign investors, for example those that raise “national defense and security” concerns or through which foreign investors may acquire de facto control over domestic enterprises and therefore raise “national security” concerns, are subject to its review. Furthermore, the Measures for the Security Review of Foreign Investment, or the Measures, which was jointly released by the NDRC and the Ministry of Commerce and became effective on January 18, 2021, clarify the authority and procedures for the national security review. According the Measures, foreign investors or their related parties in China, who engage in any foreign investment with national security concerns, shall make applications to the relevant office in advance for national security review. Those rules prohibit any activities attempting to bypass security review, for example by structuring a transaction through a proxy or contractual control arrangements. We may grow our business by acquiring other financial technology service providers. Complying with the requirements of the regulations described above and other relevant rules to complete these transactions could be time-consuming, and any required approval or filing processes, including obtaining approval from or filing with MOFCOM or its local counterparts and obtaining approval from or reporting to the anti-monopoly enforcement authority, may delay or inhibit our ability to complete these transactions, which could affect our ability to expand our business or maintain our market share. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merger or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by MOFCOM. The application and interpretations of M&A Rules are still uncertain, and there is possibility that the relevant PRC regulators may promulgate new rules or explanations requiring that we obtain approval of MOFCOM for our completed or ongoing mergers and acquisitions. There is no assurance that we can obtain MOFCOM approval for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such MOFCOM approval requirements could have a material adverse effect on our business, results of operations and corporate structure.
Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our Shares and ADSs.
The conversion of RMB into foreign currencies, including Hong Kong dollars and U.S. dollars, is based on rates set by the People’s Bank of China. The value of the Renminbi against the U.S. dollar, Hong Kong dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. It is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the Hong Kong dollars, the U.S. dollar or other currencies in the future. We cannot assure you that RMB will not appreciate or depreciate significantly in value against the Hong Kong dollars and the U.S. dollar in the future. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S.

dollar or Hong Kong dollar in the future. It is also difficult to predict how market forces or PRC or U.S. government policies may affect the exchange rate between the Renminbi and the U.S. dollar in the future.
Substantially all of our revenue and costs are denominated in Renminbi. We are a holding company and we rely on dividends paid by our operating subsidiaries in China for our cash needs. Any significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars or Hong Kong dollars we receive from our public offerings or other capital markets transactions or borrowings outside China into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars or Hong Kong dollars for the purpose of making payments for dividends on our Shares or ADSs or for other business purposes, appreciation of the U.S. dollar or Hong Kong dollars against the Renminbi would have a negative effect on the U.S. dollar or Hong Kong dollars amount available to us.
To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
The PRC government’s control of foreign currency conversion may limit our foreign exchange transactions, including dividend payments on our Shares and ADSs.
The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments indirectly from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation. However, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of loans denominated in foreign currencies.
In light of strong capital outflows from China in 2016, the PRC government has imposed more restrictive foreign exchange policies and stepped up its scrutiny of major outbound capital movements. More restrictions and substantial vetting processes have been put in place by SAFE to regulate cross-border capital account transactions. The PRC government may at its discretion further restrict access to foreign currencies in the future for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Shares and ADSs.
Furthermore, as these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulations concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

You may be subject to PRC income tax on dividends from us or on any gain realized on the transfer of our Shares and ADSs.
Under the EIT Law and its implementation rules, PRC withholding tax at the rate of 10% is generally applicable to dividends from PRC sources paid to investors that are resident enterprises outside of China and that do not have an establishment or place of business in China, or that have an establishment or place of business in China but the relevant income is not effectively connected with the establishment or place of business. Any gain realized on the transfer of shares by such investors is subject to 10% PRC income tax if this gain is regarded as income derived from sources within China. Under the PRC Individual Income Tax Law and its implementation rules, dividends from sources within China paid to foreign individual investors who are not PRC residents are generally subject to a PRC withholding tax at a rate of 20% and gains from PRC sources realized by these investors on the transfer of shares are generally subject to 20% PRC income tax. Any such PRC tax liability may be reduced by the provisions of an applicable tax treaty.
Although substantially all of our business operations are in China, it is unclear whether the dividends we pay with respect to our Shares or ADSs, or the gains realized from the transfer of our Shares or ADSs, would be treated as income derived from sources within China and as a result be subject to PRC income tax if we are considered a PRC resident enterprise. If PRC income tax is imposed on gains realized through the transfer of our Shares and ADSs or on dividends paid to our non-resident investors, the value of your investment in our Shares and ADSs may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under these tax treaties or arrangements.
In addition, pursuant to the Double Tax Avoidance Arrangement between Hong Kong and China, or the Double Tax Avoidance Treaty issued on August 21, 2006 by the SAT, and the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the Notice on Tax Treaties, issued on February 20, 2009 by the SAT, if a Hong Kong resident enterprise owns more than 25% of the equity interest of a PRC company at all times during the twelve-month period immediately prior to obtaining a dividend from such company, the 10% withholding tax on such dividend is reduced to 5%, provided that certain other conditions and requirements under the Double Tax Avoidance Treaty, its protocols and other applicable PRC laws are satisfied at the discretion of the relevant PRC tax authority. However, based on the Notice on Tax Treaties, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Based on the Notice on Issues concerning Beneficial Owner in Tax Treaties, or Circular 9, issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status as a “beneficial owner” for purpose of tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. If our Hong Kong subsidiaries are determined by PRC government authorities as receiving benefits from reduced income tax rates due to a structure or arrangement that is primarily tax-driven, the dividends paid by our PRC subsidiaries to our Hong Kong subsidiaries will be taxed at a higher rate, which will have a material adverse effect on our financial and operational conditions.
We may be materially adversely affected if our shareholders and beneficial owners who are PRC entities fail to comply with the relevant PRC overseas investment regulations.
On December 26, 2017, the NDRC promulgated the Administrative Measures on Overseas Investments, or NDRC Order No. 11, which took effect as of March 1, 2018. According to NDRC Order No. 11, non-sensitive overseas investment projects are subject to record-filing requirements with the local branch of the NDRC. On September 6, 2014, MOFCOM promulgated the Administrative Measures on Overseas Investments, which took effect as of October 6, 2014. According to this regulation, overseas investments of PRC enterprises that involve non-sensitive countries and regions and non-sensitive industries are subject to record-filing requirements with a local MOFCOM branch. According to the Circular of the State Administration of Foreign Exchange on Issuing the Regulations on Foreign Exchange Administration of the Overseas Direct Investment of Domestic Institutions, which was promulgated by SAFE on July 13, 2009 and took effect on August 1, 2009, PRC enterprises must register for overseas direct investment with a local SAFE branch.

As of the Latest Practicable Date, Beijing Xinzhou Tiandi Technology Limited Company and Beijing Feixuntong High-Tech Trade Co. Ltd., our indirect shareholders, which are PRC entities, had completed the aforementioned overseas direct investments procedures required by the aforementioned regulations. However, we may not be fully informed of the identities of all our shareholders or beneficial owners who are PRC entities, and we cannot provide any assurance that all of our shareholders and beneficial owners who are PRC entities will comply with our request to complete the overseas direct investment procedures under the aforementioned regulations or other related rules in a timely manner, or at all. If they fail to complete the filings or registrations required by the overseas direct investment regulations, the relevant authorities may order them to suspend or cease the implementation of such investment and make corrections within a specified time, which may adversely affect our business, financial condition and results of operations.
Our leased property interests may be defective and our right to lease the properties affected by defects may be challenged, which could cause significant disruption to our business.
As of the Latest Practicable Date, the lessors of certain of our leased properties in China had failed to provide us with their ownership certificate or sublease consents granted by the landlords. If the lessors or the leased properties do not have the requisite rights to lease the relevant properties, these lease agreements may be deemed to be invalid, and as a result, we may be required to vacate the relevant properties. In this event, our business may be adversely affected. PRC state-owned lands may only be used in accordance with the approved usage registered on the ownership certificate for these lands. If such lands are being used in ways that are inconsistent with these approved usages, PRC land administration authorities may order the lessor to return the land use right and may impose penalties on the lessor. Additionally, under applicable PRC laws, construction companies must act in accordance with the applicable land use rights. The actual usage of some of our PRC leased properties may not be consistent with the approved usage for the corresponding land. Under PRC law, landlords must complete registration procedures and obtain approval from competent PRC land administration authorities and pay land transfer fees before they lease certain kinds of stated-owned lands. However, as of the Latest Practicable Date, not all of our landlords had provided us with those approvals and payment documents, and there is a risk that those landlords may not have completed these procedures. If we were challenged by competent authorities or third parties on these types of issues, we may have to vacate the relevant properties, which will interrupt our business operations.
In addition, under PRC laws, all lease agreements must be registered with the local housing authorities. As of the Latest Practicable Date, not all landlords of the premises we lease had completed their registration of ownership rights or the registration of our leases. Pursuant to relevant PRC laws and regulations, failure to complete these registrations may expose us to potential monetary fines ranging from RMB1,000 to RMB10,000 per lease, and therefore the total maximum potential penalty may be RMB280,000.
You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this document based on foreign laws, and the ability of U.S. or other foreign authorities to bring actions or conduct investigations or collect evidence in China may also be limited.
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, most of our senior executive officers reside in China for a significant portion of the time and many of them are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside China. It may also be difficult for you to enforce in the United States or elsewhere outside China or judgments obtained in the United States or other courts outside China based on the civil liability provisions of the United States federal securities laws against us and our officers and Directors who reside and whose assets are located outside the United States and other foreign laws. There is also uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of the United States courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.
A judgment of a court of another jurisdiction may be reciprocally recognized or enforced if the jurisdiction has a treaty with China or if judgments of the PRC courts have been recognized before in that jurisdiction, subject to the satisfaction of other requirements. However, China does not have treaties providing for the reciprocal enforcement of judgments of courts with the United States. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or other courts outside China. In addition, the SEC, the U.S. Department of Justice and other U.S. or foreign authorities may also have difficulties in bringing and enforcing actions, conducting investigations or collecting evidence against us or our directors or executive officers in China. For example, under the newly amended Securities Law of the PRC, which became effective on March 1, 2020, overseas securities regulatory authorities are prohibited from conducting direct investigations or evidence collection activities within the territories of the PRC, and Chinese entities and individuals are prohibited from providing documents and information in connection with any securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. Uncertainty remains with respect to how this regulation will be interpreted, implemented or applied by the CSRC or other relevant government authorities. On April 2, 2022, the CSRC issued the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments), or the Provisions on Confidentiality of Listing (Draft for Comments). If the Provisions on Confidentiality of Listing (Draft for Comments) take effect in its current form, overseas accounting firms engaged in overseas listing of domestic enterprises are required to complete certain formalities. The relevant securities companies and securities service institutions should not transfer working paper overseas without approvals of relevant regulatory authorities. Where the overseas securities regulatory authorities conduct investigation and inspection, the CSRC or the relevant authorities may provide necessary assistance in accordance with bilateral or multilateral cooperation mechanism and the relevant domestic enterprises, securities companies and securities service institutions may cooperate with such overseas competent authorities after reporting to CSRC or relevant regulatory authorities in accordance with PRC laws and regulations. Since the Provisions on Confidentiality of Listing (Draft for Comments) have not been formally adopted, it’s uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted and implemented. Furthermore, class action lawsuits, which are available in the United States for investors to seek remedies, are generally uncommon in China.
Recent litigation and negative publicity surrounding China-based companies listed in the United States, including us, may result in increased regulatory scrutiny of us and negatively impact the trading price of the Shares and ADSs and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.
We believe that litigation and negative publicity surrounding companies with operations in China that are listed in the United States have negatively impacted stock prices for these companies. Various equity-focus research organizations have published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. We have been and may continue to become the target of various allegations or complaints. As disclosed in the press release issued by us on August 31, 2021, we were target of an anonymous whistleblower complaint containing multiple allegations against us, which among others, include an allegation that our audited financial statements contain material misstatements. Our audit committee immediately took action by initiating an internal investigation of the allegations. Though our audit committee has concluded that the findings from the internal investigation do not substantiate the allegations as disclosed in the press release issued by us on November 15, 2021, the complaint diverted our management’s time and resources. Any similar scrutiny of us, regardless of its lack of merit, could result in a diversion of management resources and energy, potential costs to defend ourselves against rumors, decreases and volatility in the Shares and ADS trading price, and increased directors and officers insurance premiums and could have a material adverse effect upon our business, including our results of operations, financial condition, cash flows and prospects.

Our ADSs may be delisted and prohibited from trading in the over-the-counter market under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect or fully investigate auditors located in China. On December 16, 2021, PCAOB issued the HFCAA Determination Report, according to which our auditor is subject to the determinations that the PCAOB is unable to inspect or investigate completely. Under the current law, delisting and prohibition from over-the-counter trading in the U.S. could take place in 2024. If this happens there is no certainty that we will be able to list our Shares on a non-U.S. exchange or that a market for our shares will develop outside of the U.S. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The U.S. Holding Foreign Companies Accountable Act was enacted into law on December 18, 2020. Under the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years (beginning with the annual report we filed in March 2022 for the fiscal year ended December 31, 2021), the SEC will prohibit our securities, including our ADSs, from being traded on a U.S. national securities exchange, including the NYSE, or in the over-the-counter trading market in the U.S. The process for implementing trading prohibitions pursuant to the HFCA Acts will be based on a list of registered public accounting firms that the PCAOB has been unable to inspect and investigate completely as a result of a position taken by non-U.S. government authorities, or the Relevant Jurisdiction. The first such list was included in a release by the PCAOB on December 16, 2021, or the PCAOB December 2021 Release, and our auditor for our US financial reporting purposes was included on that list. As of the date of this document, the SEC has designated us as a “Commission Identified Issuer”. If an issuer is a Commission Identified Issuer for three consecutive years (which will be determined after the third such annual report), the SEC will issue an order that will implement the trading prohibitions described above.
Unless we are able to retain a PCAOB-registered auditor subject to PCAOB inspection and investigation, trading prohibition for our ADSs could be issued shortly after the filing of our annual report on Form 20-F for 2023, which is due on April 30, 2024. Given that all PCAOB-registered firms in China were included on the list in the PCAOB December 2021 Release, our ability to retain an auditor subject to PCAOB inspection and investigation will depend on the relevant U.S. and PRC regulators reaching an agreement to permit these inspections and investigations. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections of the PCAOB-registered audit firms that audit Chinese companies that trade on U.S. exchanges. However, it cannot be certain that an agreement will be reached among the regulatory authorities in the PRC and the U.S., and we can offer no assurance that we will be able to retain an auditor that would allow us to avoid a trading prohibition for our securities under the HFCA Act.
If our ADSs are subject to a trading prohibition under the HFCA Act, the price of our ADSs may be adversely affected, and the threat of such a trading prohibition would also adversely affect their price. If we are unable to be listed on another securities exchange that provides sufficient liquidity, such a trading prohibition may substantially impair your ability to sell or purchase our ADSs when you wish to do so. Furthermore, if we are able to maintain a listing of our Shares on the Hong Kong Stock Exchange or another non-U.S. exchange, investors owning our ADSs may have to take additional steps to engage in transactions on that exchange, including converting ADSs into Shares and establishing non-U.S. brokerage accounts.
On December 2, 2021, the SEC adopted final amendments to its rules implementing the HFCA Act, or the Final Amendments, which also imposes additional certification and disclosure requirements for Commission Identified Issuers, and these requirements will apply beginning with annual reports on Form 20-F to be filed in 2023 for Commission Identified Issuers named in the prior year. Because our auditor for US financial reporting purposes was included in the list in the PCAOB December 2021 Release, we expect to have to comply with these disclosure requirements in our annual report on Form 20-F for 2022 to be filed in 2023. The additional requirements include a certification that the issuer is not owned or controlled by a governmental entity in the Relevant Jurisdiction, and the additional requirements for annual reports include disclosure on auditor name and location, disclosure that the issuer’s financials were audited by a firm not subject to PCAOB inspection, disclosure on governmental entities in the Relevant Jurisdiction’s ownership in and controlling financial interest in the issuer, the names of Chinese Communist Party, or CCP, members on the board of the issuer or its operating entities, and whether the issuer’s article’s include a charter of the CCP, including the text of such charter. The Final Amendments also establish procedures the SEC will follow in identifying issuers and prohibiting trading by certain issuers under the HFCA Act.

RISKS RELATING TO OUR ADSs, AND SHARES
The trading price of our ADSs has been and may continue to be, and the trading price of our Shares may be, volatile, which could result in substantial losses to investors.
Since our ADSs became listed on the NYSE on December 13, 2019 to the Latest Practicable Date, the trading price of our ADSs has ranged from US$1.0 to US$28.8 per ADS. The trading price of our ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performances of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the Hong Kong and United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. The trading price of our Shares, likewise, can be volatile for similar or different reasons.
In addition to market and industry factors, the price and trading volume for our Shares and ADSs may be highly volatile for factors specific to our own operations, including the following:
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macro-economic conditions in China;

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variations in our revenues, earnings and cash flow;

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announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

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announcements of new services and expansions by us or our competitors;

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changes in financial estimates by securities analysts;

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detrimental adverse publicity about us, our services or our industry;

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additions or departures of key personnel;

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allegations of a lack of effective internal control over financial reporting, inadequate corporate governance policies, or allegations of fraud, among other things, involving China-based issuers;

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release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

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potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which our Shares or ADSs will trade.
Shareholders of public companies in the U.S. have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in such a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.
If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Shares or ADSs, the market price for our Shares or ADSs and their trading volume could decline.
The trading market for our Shares and ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Shares and ADSs, the market price for our Shares and ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Shares and ADSs to decline.
The sale or availability for sale of substantial amounts of our Shares or ADSs could adversely affect their market price.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2021, we had 1,169,980,653 Shares issued and outstanding including 437,758,314 ordinary shares represented by ADSs. Our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining outstanding Shares will be available for sale, subject to volume and other restrictions as applicable under Rules 144 under the Securities Act. Our Controlling Shareholders have entered into lock-up undertaking pursuant to Rule 10.07 of the Hong Kong Listing Rules in relation to this Listing. Our Controlling Shareholders may sell shares of us after the expiry of such lock-up undertaking. We cannot predict what effect, if any, market sales of securities held by our Controlling Shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Shares and ADSs.
We adopted a Stock Incentive Plan in November 2017, which was amended and restated in September 2019 and September 2020, under which we have the discretion to grant options, performance share units or other share-based awards to eligible participants. We have registered under the Securities Act all Shares that we may issue under this Stock Incentive Plan and these Shares can be freely sold in the public market in the form of ADSs upon issuance, subject to volume limitations applicable to affiliates. If we or our existing shareholders sell, or are perceived as intending to sell a large number of our Shares or securities convertible into our Shares are sold in the public market in the form of ADSs after they become eligible for sale, the sales could reduce the trading price of our Shares or ADSs and impede our ability to raise future capital. Any sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity- related securities in the future at a time and place we deem appropriate. In addition, any Shares that we issue under our Stock Incentive Plan would dilute the percentage ownership held by public investors.
Certain holders of our Shares have the right to cause us to register under the Securities Act the sale of their shares. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.
Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs and Shares for return on your investment.
We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. See “Financial Information — Dividend Policy” for further details. Therefore, you should not rely on an investment in our Shares and ADSs as a source for any future dividend income.
Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Shares and ADSs will likely depend entirely upon any future price appreciation of our Shares and ADSs. There is no guarantee that our Shares and ADSs will appreciate in value or even maintain the price at which you purchased the Shares or ADSs. You may not realize a return on your investment in our Shares and ADSs and you may even lose your entire investment in our Shares and ADSs.
Our Directors, officers and principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
Certain of our existing shareholders hold a substantial number of our shares. As of the Latest Practicable Date, Rong Chang (based on voting rights it is entitled to), Sen Rong and Ping An Group (based on public filings with the SEC and to the knowledge of the Company) each held 32.91%, 16.07% and 32.12% of our Shares. See “History and Corporate Structure — Corporate Structure” for more information. These shareholders, and our directors and officers have, and will continue to have substantial influence over our business, including significant corporate actions such as change of directors, mergers, change of control transactions and other significant corporate actions. In addition, our directors, officers, and principal shareholders may take actions that are not in the best interest of us or our other shareholders. The concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Shares or ADSs. These actions may be taken even if they are opposed by shareholders. In addition, the significant concentration of share ownership may adversely affect the trading price of our Shares or ADSs due to investors’ perception that conflicts of interest may exist or arise.
Our Memorandum and Articles of Association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Shares and ADSs.
Our Memorandum and Articles of Association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our Board of Directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Shares. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Shares or ADSs may fall and the voting and other rights of the holders of our Shares and ADSs may be materially and adversely affected.
The provisions of our articles of association may encourage potential acquirers to negotiate with us and allow our board of directors the opportunity to consider alternative proposals in the interest of maximizing shareholder value. However, these provisions may also discourage acquisition proposals or delay or prevent a change in control that could be beneficial to holders of our Shares and ADSs.
You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts or Hong Kong courts may be limited, because we are incorporated under Cayman Islands law.
We are an exempted company with limited liability incorporated in the Cayman Islands, and conduct a substantial portion of our business and operations through our subsidiaries in China, the world’s largest emerging market. Our corporate affairs are governed by our Articles of Association and by the Cayman Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take legal action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States and Hong Kong. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States and Hong Kong, and provides significantly less protection to investors. For example, shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of our Memorandum and Articles of Association and register of mortgages and charges, and any special resolutions passed by our shareholders). Our Shareholders will, however, have such rights as may be set out in our Articles of Association, including that any register of members of our Company held in Hong Kong shall during normal business hours (subject to such reasonable restrictions as the Board may impose) be open to inspection by a Shareholder without charge, provided that our Company be permitted to close the register in the circumstances set out in our Articles of Association. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States or the courts of Hong Kong. Furthermore, our Articles of Association are specific to us and include certain provisions that may be different from common practices in Hong Kong.
Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, we follow our home country practices and rely on certain exemptions provided by the Corporate Governance Rules of the NYSE to a foreign private issuer, including exemptions from the requirements to have:
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majority of independent directors on our board of directors;

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only independent directors being involved in the selection of director nominees and determination of executive officer compensation; and

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regularly scheduled executive sessions of independent directors.

As a result of all of the above, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States or Hong Kong.
Your investment in our Shares or ADSs may be impacted if we are encouraged to issue CDRs in the future.
PRC government authorities have issued new rules that allow PRC technology companies listed outside China to list on the stock market through the creation of Chinese Depositary Receipts, or CDRs. However, as the CDR mechanism is newly established, there are substantial uncertainties in the interpretation and implementation of these rules. We might consider and be encouraged by the evolving PRC governmental policies to issue CDRs and allow investors to trade our CDRs on PRC stock exchanges in the future. However, there are uncertainties as to whether a pursuit of CDRs in China would bring positive or negative impact on your investment in our Shares or ADSs.
Exchange between our Shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the deposit agreement, holders of our Shares may deposit Shares with the Depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also withdraw the Shares underlying the ADSs pursuant to the terms of the deposit agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Shares are deposited with the Depositary in exchange for ADSs, or vice versa, the liquidity and trading prices of our Shares on the Hong Kong Stock Exchange and our ADSs on the NYSE may be adversely affected.
RISKS RELATING TO THE LISTING BY INTRODUCTION AND THE DUAL LISTING
During the Designated Period and 40 days immediately following it, our Shares will not be accepted for deposit in our existing ADR facility, which will adversely affect investors’ ability to exchange Shares for ADSs for trading in the United States.
During the Designated Period and the 40 days immediately following it, no Shares will be accepted for deposit in our existing ADR facility. Because investors will be precluded from exchanging Shares into ADSs for trading in the United States during the entire Designated Period and the 40 days immediately following it, the liquidity of and demand for our Shares may adversely affected.
The liquidity of our Shares on the Hong Kong Stock Exchange could be limited.
Our Shares have not been traded on the Hong Kong Stock Exchange before the Introduction and there could be limited liquidity in our Shares on the Hong Kong Stock Exchange. We cannot assure you that an active trading market for our Shares on the Hong Kong Stock Exchange will develop or be sustained. In addition, there is no assurance that the price at which Shares are traded on the Main Board of the Hong Kong Stock

Exchange will be substantially the same as or similar to the per-share equivalent price at which our ADSs are traded on NYSE or that any particular volume of Shares will trade on the Main Board of the Hong Kong Stock Exchange. If an active trading market of our Shares in Hong Kong is not developed or is not sustained after the Introduction, the market price and liquidity of our Shares on the Hong Kong Stock Exchange could be materially and adversely affected.
The characteristics of the U.S. capital markets and the Hong Kong capital markets are different.
The NYSE and the Hong Kong Stock Exchange have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Shares and the ADSs representing them might not be the same, even allowing for currency differences. Fluctuations in the price of the ADSs due to circumstances peculiar to its home capital market could materially and adversely affect the price of the Shares. Because of the different characteristics of the U.S. and Hong Kong equity markets, the historic market prices of the ADSs may not be indicative of the performance of our securities (including the Shares) after the Listing.
The time required for the exchange between our Shares and the ADSs might be longer than expected and investors might not be able to settle or effect any sale of their securities during this period, and the exchange of Shares into ADSs involves costs.
There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which the ADSs and our Shares are respectively traded; furthermore, our equity trade in different forms on the two exchanges and these forms are not immediately fungible. Our ADSs are currently traded on the NYSE. Subject to compliance with U.S. securities laws, including the suspension of the ADR facility in taking deposits of Shares during the Designated Period plus the 40 days immediately following it, see “— During the Designated Period and 40 days immediately following it, our Shares will not be accepted for deposit in our existing ADR facility, which will adversely affect investors’ ability to exchange Shares for ADSs for trading in the United States”, and the terms of the deposit agreement; holders of our ordinary shares may deposit Shares with the Depositary in exchange for the issuance of the ADSs. Pursuant to the terms of the deposit agreement, a holder of ADSs may also withdraw the underlying Shares represented by the ADSs, for trading on the Hong Kong Stock Exchange, subject to the holder making the necessary arrangement with broker dealers. In the event that a substantial number of Shares are deposited with the Depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Shares on the Hong Kong Stock Exchange and/or the ADSs on the NYSE may be adversely affected. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances, difficulties in making suitable arrangements with broker or dealers in the relevant jurisdictions or other factors may delay the deposit of Shares in exchange for the ADSs or the withdrawal of Shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, we cannot assure you that any exchange for Shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate.
Furthermore, pursuant to the deposit agreement the Depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs, and annual service fees. As a result, shareholders who exchange Shares into ADSs, and vice versa, may not achieve the level of economic return the they may anticipate.
There is uncertainty as to whether Hong Kong stamp duty will apply to the trading or conversion of our ADSs following our Listing of our Shares on the Stock Exchange.
In connection with the Listing, we will establish a branch register of members in Hong Kong, or the Hong Kong Share Register. Our Shares that are traded on the Hong Kong Stock Exchange, including those that may be converted from ADSs, will be registered on the Hong Kong Share Register, and the trading of these Shares on the Stock Exchange will be subject to the Hong Kong stamp duty.
Under the Hong Kong Stamp Duty Ordinance, any person who effects any sale or purchase of Hong Kong stock, defined as stock the transfer of which is required to be registered in Hong Kong, is required to pay

Hong Kong stamp duty. The stamp duty is currently set at a total rate of 0.26% of the greater of the consideration for, or the value of, shares transferred, with 0.13% payable by each of the buyer and the seller.
To the best of our knowledge, Hong Kong stamp duty has not been levied in practice on the trading or conversion of ADSs of companies that are listed in both the United States and Hong Kong and that have maintained all or a portion of their common shares, including common shares underlying ADSs, in their Hong Kong share registers. However, it is unclear whether, as a matter of Hong Kong law, the trading or conversion of ADSs of these dual-listed companies constitutes a sale or purchase of the underlying Hong Kong-registered common shares that is subject to Hong Kong stamp duty. We advise investors to consult their own tax advisors on this matter. If Hong Kong stamp duty is determined by the competent authority to apply to the trading or conversion of our ADSs, the trading price and the value of your investment in our Shares and/or ADSs may be affected.
Forward-looking information in this document may prove inaccurate.
This document contains certain forward-looking statements and information relating to us that is based on our management’s belief and assumptions. The words “anticipate”, “believe”, “expect”, “going forward” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Such statements reflect our management’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including the risk factors described herein. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our financial condition may be adversely affected and may vary materially from those described herein as anticipated, believed, estimated or expected. You are strongly cautioned that reliance on any forward-looking statements involves known or unknown risks and uncertainties. Subject to the requirements of the Hong Kong Listing Rules, we do not intend to publicly update or otherwise revise the forward-looking statements in this document, whether as a result of new information, future events or otherwise. As a result of these and other risks, uncertainties and assumptions, the forward-looking events and circumstances discussed herein might not occur in the way we expect, or at all. In all cases, you should consider carefully how much weight or importance you should attach to, or place on, such facts or statistics.
We strongly caution you not to place any reliance on any information contained in press articles or other media regarding us and the Introduction.
Before the publication of this document, there may be press and media coverage which contains certain information regarding the Introduction and us that is not set out in this document. We have not authorized the disclosure of such information in any press or media. We do not accept any responsibility for any such press or media coverage or the accuracy or completeness of any such information. We make no presentation as to the appropriateness, accuracy, completeness or reliability of any such information or publication. To the extent that any such information appearing in publications other than this document is inconsistent or conflicts with the information contained in this document, we disclaim it. Accordingly, prospective investors should not rely on any such information.
We cannot guarantee the accuracy of facts, forecasts and other statistics obtained from official governmental sources or other sources contained in this document.
Certain facts, statistics and data contained in this document relating to China and the industries where we operate our business have been derived from various official government publications or other third-party reports we generally believe to be reliable. We have taken reasonable care in the reproduction or extraction of the official government publications or other third-party reports for the purpose of disclosure in this document and have no reason to believe that such information is false or misleading or that any fact has been omitted that would render such information false or misleading. However, we cannot guarantee the quality or reliability of such source materials.
They have not been prepared or independently verified by us or the Joint Sponsor or any of their respective affiliates or advisors and, therefore, we make no representation as to the accuracy of such statistics, which may not be consistent with other information compiled within or outside China and Hong Kong. Due to possibly flawed or ineffective collection methods or discrepancies between published information and market practice, such statistics in this document may be inaccurate or may not be comparable to statistics produced with respect to other economies. Furthermore, we cannot assure you that they are stated or compiled on the same basis or with the same degree of accuracy as the case may be in other jurisdictions. In all cases, you should give due consideration as to how much weight or importance they should attach to or place on such facts.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

SOURCES OF INFORMATION
This section contains information extracted from the CIC Report, independently prepared by CIC, which has been commissioned by us. We expect to pay CIC a total of US$93,000 for the CIC Report and our use thereof. CIC is a consulting company established in Hong Kong which provides industry consulting services, commercial due diligence and strategic consulting services for a variety of industries.
CIC undertook both primary and secondary research using various resources to construct this report. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly-available data sources, including those from the National Bureau of Statistics of China, People’s Bank of China, China Banking and Insurance Regulatory Commission, etc. The information and data collected by CIC have been analyzed, assessed, and validated using CIC’s in-house analysis models and techniques. The methodology used by CIC is based on information gathered from multiple levels, which allows for such information to be cross-referenced for reliability and accuracy.
CIC prepared its report on the following basis and assumptions for historical data and projections: (i) the overall social, economic, and political environment in China, Hong Kong and Southeast Asia is expected to remain stable during the forecast period; (ii) related key industry drivers are likely to propel continued growth in the financial services ecosystem throughout the forecast period, including increasing technology spending by financial institutions, enterprises, government agencies and regulators, growing penetration of technology- as-a-service, and technological advancement; and (iii) there will be no extreme force majeure or unforeseen industry regulations by which the market may be adversely affected in either a dramatic or fundamental way.
OVERVIEW OF THE FINANCIAL SERVICES ECOSYSTEM IN CHINA
The global financial services industry has been undergoing a phase of rapid digitalization as a result of technological advancements, increased adoption of 5G, and related business innovation. There has been rising demand from China’s financial institutions, enterprises, government agencies and regulators in the financial services ecosystem for digital transformation or digital service upgrades.
According to CIC, total national spending on R&D in China grew from RMB1.6 trillion in 2016 to RMB2.4 trillion in 2020 and is expected to reach RMB3.9 trillion in 2025. As a percentage of total national R&D spending, technology spending of financial institutions grew from 6.6% in 2016 to 11.3% in 2020 and is expected to further increase to 20.2% in 2025.
Furthermore, 5G, as a new type of digital infrastructure, has been widely adopted in China to build network connections. After the rollout of commercial 5G services in 2019, the number of 5G base stations in China reached 0.7 million in 2020, building information infrastructure with better speed and stability. Driven by the new infrastructure development plan issued by the Ministry of Industry in 2021, the number of 5G base stations is expected to reach 5.4 million in 2025, representing a projected CAGR of 49.6% from 2020. The rapid expansion of 5G network provides the necessary infrastructure for digital transformation of the financial services industry in China.
The added value of industrial digitalization in China’s financial services industry increased from RMB2.2 trillion in 2016 to RMB4.1 trillion in 2020, representing a CAGR of 16.8%, and is forecasted to reach RMB7.6 trillion by 2025 with a CAGR of 12.8%, indicating the prosperity of sustained demand for digitalization in the financial services industry.
Pain point analysis of participants in the financial services ecosystem
With the expansion of financial services ecosystem and the diversification of financial products and services, participants in the financial services ecosystem are facing challenges with regards to isolated scenarios of different financial solutions, information asymmetry and lack of or limited access to financing services. Business fraud in the finance industry also exists and occurs when financial information is misused as a result of insufficient risk prevention technology or protocols. In addition to these general concerns, different participants in the financial services ecosystem have their unique pain points to address, which are detailed below.
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Financial institutions:   Overall operational efficiency and cost management rank among the top concerns of financial institutions in China due to a number of factors including subdued growth of interest income, asset yield pressure, and increased competition in the industry. Despite continued expansion of the total assets of China’s financial institutions, the prospect of the traditional profit model based on net interest margins has weakened, and the momentum in new customer acquisition has slowed down. As a result, financial institutions have to transform by improving the management of their existing businesses and processes. The year-on-year growth rate of total assets as a percentage of GDP has slowed down from 2016 to 2019. The total costs of the commercial banks in China grew from RMB1.6 trillion in 2016 to RMB2.1 trillion in 2019 with a CAGR of 8.7%, implying an overall increase in their cost base. Additionally, domestic insurance companies have faced challenges in operational cost reduction due to extensive manual verification processes and complicated paperwork schemes. To accommodate these challenges, Chinese insurance companies employed approximately 8.4 million agents as of 2020. The gross written premium of the insurance sector in China increased from RMB3.1 trillion in 2016 to RMB4.5 trillion in 2020 with a CAGR of 10.0%. However, China’s insurance penetration rate (the percentage of gross written premium in GDP) was approximately 4.5% in 2020, which lagged behind world average penetration rate of 7.2%, and the insurance premiums per capita in China was US$430 in 2020, which significantly lagged behind global average insurance premiums per capita of US$818 for the same year, implying low levels of agent productivity and underdeveloped insurance distribution channels of China’s insurance sector.

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Enterprises:   Chinese enterprises have increasing demand for diversified financial services including financial and wealth management products and services. However, the lack of or limited access to financial services represents a long-standing problem for domestic enterprises especially for small and medium sized enterprises (SMEs). The growing financing demand of SMEs is largely unmet in China with approximately 50% of SME’s reporting unmet financing demand in 2020, and the financing gap of SMEs was more than RMB65 trillion in 2020. In addition, companies across various industries are increasingly expecting greater flexibility in supply chain optimization and thus have increased needs for the development and integration of value-added services including data analytics, asset evaluation, and support for marketing and customer relationship management.

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Government agencies and regulators:   Government agencies and regulators are increasingly willing to upgrade or transform their administrative processes through digitalization and technological innovation. In addition, there has been growing initiatives from government agencies and regulators in providing financial support to SMEs. For instance, the interest rates for loans to inclusive micro and small enterprises decreased from 7.3% to 5.9% from 2018 to 2020 due to supportive policies of CBIRC. However, they have faced challenges with regards to resources and efficiency given the complex operational structure and insufficient technology in development adopted by public sector organizations. The overall cloud adoption rate of government agencies and regulators in China had a relatively low level of roughly 10% in 2020. Another challenge faced by the government agencies and regulators is to improve the transparency and inclusiveness of governmental data while ensuring digital security. Government agencies and regulators routinely process massive amount of data that are typically dispersed across different government agencies and managed in organizational silos, and many of them face challenges in efficient data resource management.

OVERVIEW OF TECHNOLOGY-AS-A-SERVICE FOR FINANCIAL INSTITUTIONS
Technology-as-a-service in the financial services ecosystem refers to technology solutions, which include a broad range of software and related services provided to financial institutions and other stakeholders in the financial services sector including enterprises, government agencies and regulators. Leveraging technologies such as AI and cloud computing, these software and related services enable them to enhance service quality, improve efficiency, reduce costs and manage risks with regard to financial services. Technology-as-a-service for financial institutions primarily focuses on offering technology products and services for various types of financial institutions to meet their evolving business and technology needs.

Market size of technology-as-a-service for financial institutions
In 2020, China’s financial services market ranked the second-largest in the world by total assets. The total assets of financial institutions in China grew from RMB253.2 trillion in 2016 to RMB353.2 trillion in 2020, and total assets as a percentage of GDP increased from 339.4% in 2016 to 344.3% in 2020. Along with the growth of total assets, the number of financial institutions grew from approximately 22,200 in 2016 to over 29,500 in 2020, which included over 4,600 banking institutions, approximately 200 insurance companies, and more than 24,700 asset managers.
Total technology spending of financial institutions increased from RMB104.1 billion in 2016 to RMB276.8 billion in 2020, with a CAGR of 27.7%. With the increasing digitization of financial institutions, total technology spending of financial institutions is expected to reach RMB799.3 billion by 2025, representing a CAGR of 23.6% from 2020.
Total Technology Spending of Financial Institutions by Financial Sector, China, 2016-2025E

Source: CBIRC, PBOC, CIC
Note:
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Others refer to financial institutions in other segments, including securities brokerage sector, consumer financing sector, etc.

Financial institutions’ technology spending can be divided into spending on hardware and spending on technology-as-a-service. Technology-as-a-service spending by financial institutions grew from RMB48.7 billion in 2016 to RMB141.2 billion in 2020 at a CAGR of 30.5%. Driven by technological advancements, financial institutions’ increasing demand for digitalization and favorable policies, technology-as-a-service spending by financial institutions is forecasted to grow at a CAGR of 25.9% to reach RMB446.7 billion by 2025.

Total Technology Spending of Financial Institutions by Spending Type, China, 2016-2025E

Source: CBIRC, IDC, PBOC, CIC
Market drivers of technology-as-a-service for financial institutions
The following factors are driving the market growth of technology-as-a-service for financial institutions:
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Evolving customer demand for digital financial services.   In the current Internet age, both retail customers and institutional clients seek for advanced digital financial services, and financial institutions have been trying to meet these demands by extending their services to include online payment, online trading, credit financing, etc. From 2016 to 2020, the total number of mobile banking accounts in China increased from 1.2 billion to 2.3 billion, and the digital penetration rate in terms of trading volume in banking industry increased from 84.3% to 90.9%. The increasing digital penetration and rapidly evolving customer demand will further highlight the importance of digital services capabilities of financial institutions, which can improve these capabilities through the adoption of technology-as-a-service.

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The need for greater efficiency and cost saving to maintain profitability.   Financial institutions in China are under increasing margin pressure as a result of higher compliance standards. Many financial institutions in China have been seeking to enhance efficiency and save cost through technology. Technology-as-a-service helps financial institutions optimize their business processes with cutting-edge technology applications, significantly enhancing their overall operating efficiency and reducing labor costs. For example, many small financial institutions have faced low efficiency and operating costs introduced by cumbersome loan approval workflows. Technology-as-a-service can significantly shorten the loan processing time from a minimum of one week to a few hours through digitalization and automation. Additionally, growing business scale and increasing business complexities have increased operation difficulties and exposed financial institutions to higher risks, prompting them to adopt technology-as-a-service to enhance robust risk management. As a result, there has been increased investment in technology development by financial institutions to improve efficiency, and reduce costs and risks, driving the increase in the number of their technology affiliates from 23 in 2016 to 44 in 2020.

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Favorable policies and regulations.   Financial institutions are encouraged to adopt advanced technologies to optimize synergy effect in the financial service ecosystems and accelerate their digital transformation in a favorable regulatory environment. Some of the key rules and regulations published by regulatory authorities include the FinTech Development Plan (2022 – 2025) issued by the PBOC and the Fourteenth Five-Year Plan adopted in the fourth session of the 13th National People’s Congress.

Market opportunities of technology-as-a-service for financial institutions
Financial institutions are turning to advanced technologies such as AI, blockchain, cloud computing and big data. And technology-as-a-service for financial institutions has also captured the massive opportunities from 1) rise of domestic software services providers, 2) expansion of business scenarios empowered by technological advancements, 3) the evolution of cloud-based financial services and 4) overseas market expansion due to growing demands for digital transformation.
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Rise of domestic software services providers.   With the improved development of technologies, domestic software services providers in China are expected to embrace more market opportunities and improve their market positions. For example, the China’s database software market used to be dominated by the overseas market players, with domestic market players only accounting for 28.0% of total market in 2016. However, as a result of increasing research and development investment and more technological product offerings, the market share of domestic market players was 47.4% in 2020 and will further increase to 65.0% in 2025.

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Various business scenarios benefited by technological advancements.   With the digitalization of financial services ecosystem, leading financial institutions are increasing their technology spending on in-house and their affiliates’ development to enhance overall technological innovation capabilities to provide customized technology solutions for varied business scenarios. Besides, advanced technologies are driving demand for business operation across various scenarios. For example, financial institutions can improve their operational efficiency by leveraging AI technology to reduce manual intervention.

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Evolving cloud-based financial services.   Cloud technology has been widely recognized by financial institutions for its flexibility and scalability compared to local deployment. Financial institutions can also benefit from the evolving cloud-based financial services to optimize their different business processes from customer acquisition and risk control to customer relationship management. Total cloud technology spending by financial institutions in China grew from RMB9.6 billion in 2016 to RMB40.7 billion in 2020, and is projected to reach RMB168.6 billion in 2025 driven by wider recognition and acceptance of cloud technology products and services. In addition, as cloud-based service with most potential, PaaS has been gradually utilized by financial institutions to bridge the information gap between financial institutions and their clients. For example, data middle platforms enable financial institutions to integrate data on a single comprehensive platform, enhancing their efficiency in data collection and data processing.

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Overseas market expansion due to growing demands for digital transformation.   Hong Kong has shown strong demands for the digital transformation of its finance industry. Total technology spending of financial institutions in Hong Kong has reached US$0.8 billion in 2020, and is projected to increase at a CAGR of 15.8% from 2020 to US$1.6 billion in 2025. In addition, the transaction value of digital payments in Hong Kong was US$23.7 billion in 2020, and driven by increased IT spending in financial sector, the transaction value is predicted to reach US$49.5 billion in 2025. Southeast Asian countries, which are representative of the trend among major emerging markets, are experiencing the early stage of digital transformation. In 2020, the total technology spending of financial institutions was US$1.0 billion, which accounted for 4.2% in the total R&D spending by Southeast Asian countries. Driven by the favorable policies to encourage digital transformation of financial institutions and growing need for IT upgrades, the total technology spending of financial institutions in Southeast Asia is projected to grow at a CAGR of 12.3% from 2020 to US$1.8 billion in 2025.

Challenges facing technology-as-a-service for financial institutions
Despite tremendous market opportunities, technology-as-a-service for financial institutions faces many challenges. For example, financial institutions may face budget constraints for technology spending. Besides, technology-as-a-service for financial institutions will have to contend with the threat of substitute products or services in this competitive market. As a result, technology-as-a-service providers for financial institutions should employ proper strategies to navigate through these market risks.
In addition, the entry barriers are relatively high for technology-as-a-service providers for financial institutions. First of all, technology-as-a-service for financial institutions involves advanced technologies such as AI-powered algorithms and cloud computing. Only with a high level of mastery of these techniques and deep industry insights can a technology-as-a-service provider meet the different kinds of customized needs of financial institutions. Besides, new and potential competitors need to overcome high costs to attract incumbent’s clients, because clients of technology-as-a-service are more willing to cooperate with leading market players for their proven products and services, and strong brand recognition. Furthermore, technology- as-a-service for financial institutions requires large capital investments to enhance research and development capability and to expand channels, which weakens the competitiveness of smaller market players.

OVERVIEW OF TECHNOLOGY-AS-A-SERVICE FOR ENTERPRISES, GOVERNMENT AGENCIES AND REGULATORS IN THE FINANCIAL SERVICES ECOSYSTEM
Technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem primarily focuses on offering technology products and services for enterprises, government agencies and regulators to meet their evolving business and technology needs, including improving the business environment in which enterprises operate, delivering improved public services, and regulating more effectively and efficiently, ultimately empowering the digital transformation of the relevant stakeholders in the financial services ecosystem. Technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem is primarily comprised of small and medium sized enterprises financing services, cross-border trade services, and related supporting services.
Market size of technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem
The overall governmental spending of central and local governmental offices in China grew from RMB18.8 trillion in 2016 to RMB24.6 trillion in 2020, among which the technology spending of government agencies and regulators grew from RMB0.8 trillion in 2016 to RMB1.0 trillion in 2020 with a CAGR of 6.8%, with the governmental technology spending representing 4.1% of the overall governmental spending in China in 2020. It is expected that the governmental technology spending in China will further increase to RMB1.5 trillion in 2025, representing a CAGR of 8.9% between 2020 and 2025. Meanwhile, the overall governmental spending in Hong Kong grew from RMB324.8 billion in 2016 to RMB618.4 billion in 2020, among which the total governmental technology spending grew from RMB4.8 billion in 2016 to RMB7.2 billion in 2020, representing a CAGR of 10.6%.
Driven by economic growth and favorable policy support for the increased digitalization of the various industries, government agencies and regulators have been increasing their budget for technology innovation, which fuels the growth of technology-as-a-service for government agencies and regulators in the financial services ecosystem. Furthermore, a growing number of market participants including SMEs are being included in the expanding financial services ecosystem and benefit from financing and other value-added services such as data analytics, asset evaluation, and support for marketing and customer relationship management.
Technology-as-a-service spending by enterprises, government agencies and regulators in the financial services ecosystem in China grew at a CAGR of 29.1% from RMB32.0 billion in 2016 to RMB89.0 billion in 2020, and is expected to reach RMB290.5 billion in 2025, representing a CAGR of 26.7% from 2020. Technology-as-a-service spending by enterprises, government agencies and regulators in the financial services ecosystem in Hong Kong grew at a CAGR of 28.3% from RMB2.0 billion in 2016 to RMB5.5 billion in 2020, and is expected to reach RMB14.9 billion in 2025 with a CAGR of 22.0% from 2020.
Total Technology Spending of Enterprises, Government Agencies and Regulators in the Financial Services Ecosystem by Spending Type, China and Hong Kong, 2016-2025E

Source: CBIRC, CSRC, HKMA, MoF, PBOC, SAMR, CIC

Market drivers of technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem
The growth of technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem in China and Hong Kong is driven by the following factors:
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Growing demand from enterprises, government agencies and regulators for higher quality technology services.    Enterprises, government agencies and regulators have burgeoning demand for technology-as-a- service, driving the growth of their technology spending. For instance, to improve the efficiency of risk management and regulatory compliance activities through technology, government agencies and technology enterprises have strongly promoted the development and implementation of regulation technology in China and Hong Kong. Thus, with such technology products available, regulators now have heightened targets and expectations on improving both business environment and regulation quality. To satisfy these new demands and provide a favorable environment for technology innovation, for example, the PBOC and HKMA have agreed to link up their respective networks of financial supervisory tools and create a one- stop platform allowing technology enterprises to test their innovative products across borders, thus facilitating financial technology innovation in China and Hong Kong. Meanwhile, the enterprises have increasing demand for diversified financial services, driven by the growth of economy and the increasingly favorable environment for business development. The number of enterprises in China grew from 26.0 million in 2016 to 43.3 million in 2020, 99.3% of which were SMEs that contributed more than 60.0% of China’s GDP. Total loans to micro and small enterprises originated from financial institutions in the banking sector grew from RMB20.8 trillion in 2016 to RMB42.7 trillion in 2020, representing a CAGR of 19.6%, with loans to micro and small enterprises as a percentage of total loans to enterprises increasing from 28.0% in 2016 to 38.6% in 2020.

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Increasing need for business process optimization.   Many enterprises, government agencies and regulators have recognized the positive impact of increased digitalization on improving the efficiency of business and administrative processes, thus further driving their demand for technology services. In particular, the digital transformation initiatives were expedited during the COVID-19 pandemic, enabling enterprises, government agencies and regulators to improve their internal processes. In response to the COVID-19 pandemic crisis, China has taken an active role in using technologies to aid risk prevention and urban governance. Furthermore, the implementation of business services platforms, such as the Greater Bay Area Port Logistics Blockchain Platform and the Guangdong SME Financing Platform, has successfully contributed to improving the business environment in which the enterprises operate.

Market opportunities of technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem
Market players serving technology-as- a-service for enterprises, government agencies and regulators in the financial services ecosystem have captured the massive opportunities from expansion of business scenarios empowered by technological advancements and growing emphasis on cybersecurity due to increasing demands for digital transformation.
•
Various business scenarios benefited by technological advancements.   Advanced technologies are driving demand for business operation across various scenarios. For example, with the new opportunities driven by enterprises’, government agencies’ and regulators’ needs of digital transformation, an increasing number of technology-as-a-service providers have translated the technology capabilities and expertise accumulated in the financial services industry into assisting enterprises, government agencies and regulators.

•
Growing emphasis on cybersecurity.   Along with accelerating digital transformation, data has become a strategic element, and cybersecurity has been widely used to ensure digital security and improve the soundness of systems. As a result, there has been a growing demand for robust cybersecurity technologies to ensure digital security and improve system reliability. Regulators in China have considerably increased the requirements on cybersecurity, and have applied enhanced security requirements for critical information infrastructure and services, driving the demand for cybersecurity technologies and services. Meanwhile, the Chinese government has been proactively promoting the development of the cybersecurity industry in China, encouraging enterprises in key industries including the financial services to increase investment in and set separate budgets for cybersecurity, and promote the deployment and application of cybersecurity technologies, products and services.

Challenges facing technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem
Despite such market opportunities, technology-as-a-service for enterprises, government agencies and regulators in the financial services ecosystem may face many challenges. For example, technology-as-a-service providers are subject to evolving regulatory requirements with regards to digital security and industry standardization, and regulators continue to set higher standards for such service providers in their risk management capabilities in an effort to improve overall privacy protection. Technology-as-a-service providers could also encounter challenges as their target clients may face budget constraints, and they will also have to contend with the threat of substitute products or services in this competitive market.
At the same time, the entry barriers are relatively high for technology-as-a-service providers for enterprises, government agencies and regulators in the financial services ecosystem. Firstly, as information security is one of the major concerns of clients when selecting technology-as-a-service providers, successful market players must have technology know-how on providing reliable products and services, and keep enhancing their technical capabilities. Additionally, high-profile and reputable technology-as-a-service providers are more likely to win the favor of clients. Meanwhile, developing such technologies would require significant investments and funding, and thus could be a barrier for new market entrants.
COMPETITIVE ANALYSIS OF THE TECHNOLOGY-AS-A-SERVICE MARKET IN THE FINANCIAL SERVICES ECOSYSTEM IN CHINA
Categorization of technology-as-a-service providers in the financial services ecosystem
The technology-as-a-service market in the financial services ecosystem generally consists of three major types of participants:
i.
Affiliates of financial institutions that provide technology-as-a-service both internally to their affiliated financial institutions and to external clients;

ii.
Traditional IT and software companies that provide traditional standard and customized IT software and services;

iii.
Internet companies that offer technology services leveraging their ecosystems, technology obtained from business operations and industry experience.

Compared to other market players, affiliates of financial institutions have competitive advantages such as financial services industry experience, opportunities to test in-depth and customized solutions with their affiliated financial institutions during the development process, and access to government agencies, regulators and enterprises involved in the financial services ecosystem. Traditional IT and software companies often have established relationships with financial institutions that may regularly purchase software or traditional IT services. Internet companies often have advanced technology and diversified offerings but limited financial services industry experience.
Ranking of the technology-as-a-service providers in the financial services ecosystem
In 2020, the technology-as-a-service providers in China generated total revenue of RMB106.3 billion through their financial software and services. Among these market players, the top five technology-as-a-service providers accounted for 20.3% of total financial software and services revenue. According to CIC, the Company ranked fourth among the technology-as-a-service providers in China in terms of financial software and services revenue in 2020. The following table sets forth the top five technology-as-a-service providers in China in terms of financial software and services revenue in 2020.

Ranking of the top five technology-as-a-service providers in China in terms of financial software and servicesrevenue in 2020
Ranking	Name of company	Total financial software and services revenue in 2020	Percentage of financial software and services revenue in total business revenue	Market share in terms of financial software and services revenue
		(RMB in billion)	(%)	(%)
1	Company A(1)	6.8	Less than 15%	6.4%
2	Company B(2)	4.4	Less than 20%	4.1%
3	Company C(3)	4.0	More than 90%	3.8%
4	The Company	3.3	More than 99%	3.1%
5	Company D(4)	3.1	Less than 40%	2.9%
	Others	84.7		79.7%
	Total	106.3		100.0%

Source: CIC
Notes:
(1)
Company A, established in 2009, provides cloud computing services and artificial intelligent services for various industries, such as financial institutions, government agencies, healthcare institutions, and e-commerce platforms.

(2)
Company B, established in 2010, provides cloud computing services for various industries, such as financial institutions, gaming platforms, education institution, and government agencies.

(3)
Company C, established in 1995, provides IT software and services for financial institutions including securities, funds, banks and wealth management companies.

(4)
Company D, established in 1996, provides IT software and services for various types of financial institutions, government agencies, etc.

In 2020, listed technology-as-a-service providers in China generated total revenue of RMB58.5 billion through their financial software and services, which accounted for more than 50.0% of the total financial software and services revenue generated by all technology-as-a-service providers in China. Among these listed market players, the top five listed technology-as-a-service providers accounted for 28.2% of total financial software and services revenue. According to CIC, the Company ranked second among listed technology-as-a-service providers in China in terms of financial software and services revenue in 2020. The following table sets forth the top five listed technology-as-a-service providers in China in terms of financial software and services revenue in 2020.
Ranking of the top five listed technology-as-a-service providers in China in terms of financial software and services revenue in 2020
Ranking	Name of company	Total financial software and services revenue generated by listed companies in 2020	Market share in terms of financial software and services revenue generated by listed companies
		(RMB in billion)	(%)
1	Company C	4.0	6.8%
2	The Company	3.3	5.7%
3	Company D	3.1	5.3%
3	Company E(1)	3.1	5.3%
5	Company F(2)	3.0	5.1%
	Others	42.0	71.8%
	Total	58.5	100.0%

Source: CIC

Notes:
(1)
Company E, established in 1996, provides IT software and services for financial institutions, especially insurance companies, healthcare institutions, etc.

(2)
Company F, established in 2001, provides IT software and services for financial institutions, healthcare institutions, government agencies, etc.

Key success factors of technology-as-a-service providers in the financial services ecosystem
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Advanced technology capabilities generated from continuous innovation.   Advanced technologies and innovation capabilities enable technology-as-a-service providers in the financial services ecosystem to provide their clients with standard, reliable software and services. In addition, by leveraging cutting-edge technologies, leading market players are also able to quickly respond to customer requirements and fulfill a greater variety of needs of clients with integrated customized solutions, leading to clients’ strong reliance on their long-term cooperation relationship.

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Experience and insights.   Years of accumulated experience in the financial services industry can help technology-as-a-service providers in the financial services ecosystem better serve the needs of clients accurately and timely. Furthermore, leading market players can help clients achieve business growth by leveraging their industry insights.

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Well-designed end-to-end solutions.   With experience gained from first-hand industrial practices, leading technology-as-a-service providers in the financial services ecosystem can provide comprehensive solutions covering the full scope of customers’ operations and effectively address the pain points of financial institutions, enterprises, government agencies and regulators. Furthermore, leading market players can provide integrated and tailored solutions with rapid deployment, easy scalability and higher security.

•
Brand building and customer penetration.   Early movers are well-positioned to establish leading market positions in the technology-as-a-service market in terms of customer acquisition, conversion and retention. These factors in turn bring them the competitive advantages in terms of increasing their brand awareness, accumulating experience, technologies, and industry insights.

OVERVIEW OF TECHNOLOGY-AS-A-SERVICE FOR FINANCIAL INSTITUTIONS IN SOUTHEAST ASIA
Market size of technology-as-a-service for financial institutions in Southeast Asia
Southeast Asian countries are still in the nascent stage of the digitalization of financial services industry and their banks are the major financial institutions embracing more technology-as-a-service. The total assets of banks in Southeast Asia grew from US$4.2 trillion in 2016 to US$5.3 trillion with a total number of 2,610 banks in 2020, and total assets as a percentage of GDP increased from 160.7% in 2016 to 173.5% in 2020.
Total technology spending of financial institutions increased from US$0.6 billion in 2016 to US$1.0 billion in 2020, with a CAGR of 13.9%. With favorable policies released by central banks in Southeast Asia encouraging digital transformation of financial institutions, total technology spending of financial institutions is expected to reach US$1.8 billion by 2025, representing a CAGR of 12.3% from 2020.

Total Technology Spending of Financial Institutions by Spending Type, Southeast Asia, 2016-2025E

Source: BDCB, BNM, BOL, BOT, BSP, CBM, MAS, NBC, OJK, SBV, CIC
Market drivers of technology-as-a-service for financial institutions in Southeast Asia
•
Increasing penetration rate of banking services.   At the end of 2020, the unbanked adult population percentage in the region recorded 45.9%, decreasing from 56.0% in 2016. Driven by the increasing penetration rate of bank services in the region, the unbanked adult population is forecasted to further decrease to 34.0% of the total adult population in 2025. Along with the increasing number of adults with bank accounts, the total assets of banks in the Southeast Asian countries is expected to increase to US$6.6 billion by 2025.

•
Increasing technology spending among banks.   Similar to major emerging markets worldwide, Southeast Asian countries are undergoing early stages of digital transformation. In 2020, total technology spending by banks in Southeast Asia as percentage of total research and development spending in Southeast Asia was 3.9%, while the percentage was 8.5% in China. Additionally, since 2020, many financial services authorities in Southeast Asia have released series of policies to enhance the digital transformation of finance systems and to encourage digitalization of products in the financial services industry, which is expected to drive further increase in the technology spending by financial institutions, especially banks.

•
Growing demand for digital financial services.   The total revenue generated from digital financial services in Southeast Asia reached US$12.4 billion in 2020, 30.1% (or US$3.7 billion) of which was from digital lending. With the increasing smartphone penetration and the demand for digital payment, digital lending and digital insurance, total revenue generated from digital financial services is expected to reach US$38.0 billion in 2025.

Market challenges facing technology-as-a-service for financial institutions in Southeast Asia
Market participants may face a number of challenges when serving technology-as-a-service for financial institutions in Southeast Asia. In general, the regional expansion of businesses is complex as Southeast Asian countries differ significantly from each other in terms of technology infrastructure, political regime and culture. In addition, technology-as-a-service providers could face challenges in acquiring new clients, forming necessary partnerships, and acquiring and retaining suitable talents as the financial services ecosystem in Southeast Asia is still at an early stage of development. Besides, the relatively low digitalization awareness of traditional banks could be a challenge for technology-as-a-service providers when operating in the business-to-business space.
Entry barriers of technology-as-a-service for financial institutions in Southeast Asia
•
Regulatory barrier.   Technology-as-a-service providers need to comply with licensing and other regulatory requirements in the different jurisdictions in Southeast Asia.

•
First mover advantage.   Existing technology-as-a-service providers for financial institutions in Southeast Asia have gained brand value and formed collaborative relationships, and new market entrants have difficulties in building the scale in short period of time.

•
Ability to serve and retain clients.   Scaled players have built capabilities to serve financial institution clients and enhanced client stickiness with advanced technology and deep industry insights, protecting them from new entrants’ challenges.

Competitive landscape of technology-as-a-service providers for financial institutions in Southeast Asia
The technology-as-a-service market for financial institutions in Southeast Asia is currently fragmented with no particular dominance among individual players. In 2020, there were over 1,500 Fin-tech related companies in Southeast Asia, primarily operating digital payments, digital lending business, or technology-as-a-service solutions for financial institutions. The main participants of technology-as-a-service market for financial institutions in Southeast Asia are local technology-as-a-service providers, international players, and Chinese players with regional Southeast Asia offices. Compared to international market players, Chinese technology-as-a-service providers are more competitive in providing technology solutions compatible for complex financial services to financial institutions in Southeast Asia because they have early-mover advantages in Southeast Asia due to geographical proximity. Compared to local market players, Chinese technology-as-a-service providers are more competitive in providing customized solutions through more advanced technologies in this market due to their industry expertise obtained from China’s technology-as-a-service market for financial institutions.

REGULATORY OVERVIEW

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2021 Form 20-F.
We operate in an increasingly complex legal and regulatory environment. We are subject to a variety of PRC and foreign laws, rules and regulations across numerous aspects of our business. This section sets forth a summary of the principal PRC laws, judicial interpretations, rules and regulations relevant to our business and operations in the PRC.
REGULATIONS RELATING TO FOREIGN INVESTMENT
The establishment, operation and management of corporate entities in the PRC, including foreign-invested companies, are subject to the Company Law of the PRC, or the Company Law, which was issued by the Standing Committee of the National People’s Congress, or the NPC Standing Committee, on December 29, 1993 and took effect on July 1, 1994. It was last amended on October 26, 2018. Unless otherwise provided in the PRC’s foreign investment laws, the provisions of the Company Law shall prevail.
Investments in the PRC by foreign investors and foreign-invested enterprises are regulated by the Catalogue of Industries in which Foreign Investment is Encouraged (2020 edition), or the 2020 Catalog, and the Special Administrative Measures for Foreign Investment Access (Negative List 2021), or the 2021 Negative List. The establishment of wholly foreign-owned enterprises is generally allowed in industries not included in the Negative List. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other applicable Chinese regulations. Under the 2021 Negative List, foreign equity in companies providing value-added telecommunications services, excluding e-commerce, domestic multi-party communications, data collection and transmission services, and call centers, should not exceed 50%. Part of our business is subject to such 50% foreign invested equity cap. Under the 2021 Negative List, any domestic enterprise operating business in the sectors prohibited by the 2021 Negative List to issue and trade shares abroad shall obtain the consent of the relevant competent authorities of the State, and it does not mention that if it is applicable to indirect overseas listing. On January 18, 2022, the spokesperson of the NDRC in a press conference confirmed that the application of the foresaid provision is limited to the direct listing of domestic enterprises involving in industries prohibited for foreign investment by the 2021 Negative List. Our PRC Legal Advisor is of the view that, based on the foregoing clarifications by the NDRC, this Listing constitutes an indirect overseas listing, which is not subject to the foregoing approval requirement. Based on the foregoing, our Directors, as advised by our PRC Legal Adviser, are of the view that as of the date of this document, our proposed listing is not subject to the foregoing approval requirement under the 2021 Negative List.
On March 15, 2019, the NPC Standing Committee issued the Foreign Investment Law of the PRC, or the Foreign Investment Law, which took effect on January 1, 2020. It replaced the major laws and regulations governing foreign investment in the PRC, namely, the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures, together with their implementation rules and ancillary regulations.
The Foreign Investment Law mainly stipulates four forms of foreign investments: (a) a foreign investor, individually or collectively with other investors, establishes a foreign-invested enterprise within PRC; (b) a foreign investor acquires stock shares, equity shares, interests in assets, or other like rights and interests of an enterprise within PRC; (c) a foreign investor, individually or collectively with other investors, invests in a new project within the PRC; and (d) foreign investors invest in the PRC through any other methods under laws, administrative regulations, or provisions prescribed by the State Council of the PRC. It does not mention the relevant concept and regulatory regime of VIE structures and uncertainties still exist in relation to its interpretation and implementation.
Under the Foreign Investment Law, foreign investment is accorded pre-admission national treatment, which means that treatment given to foreign investors and their investment shall not be less favorable than those given to domestic investors and their investments, except where a foreign investment falls under the Negative

List. It also provides several protective rules and principles for foreign investors and their investments in the PRC, including, foreign investors’ funds can be freely transferred out and into the territory of the PRC through the entire life cycle from the entry to the exit of foreign investment, a comprehensive system to guarantee fair competition among foreign-invested enterprises and domestic enterprises will be established, and the state shall not expropriate any foreign investment except under special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner.
In addition, the Foreign Investment Law subjects foreign investors and foreign-invested enterprises to legal liabilities for failing to report their investment information in accordance with the requirements of an information reporting system that will be established. It also provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementation of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust their structure and corporate governance in accordance with the PRC Company Law and other laws and regulations governing the corporate governance.
On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law, which became effective on January 1, 2020. The Implementation Regulations for the Foreign Investment Law implement the legislative principles and purpose of the Foreign Investment Law, emphasize on promoting the foreign investment and refine the specific measures, and also replaced the implementation rules of the Law of the PRC on Sino-foreign Equity Joint Ventures, the Wholly Foreign-owned Enterprise Law of the PRC and the Law of the PRC on Sino-foreign Cooperative Joint Ventures. On December 26, 2019, the Supreme People’s Court issued an Interpretation on Several Issues Concerning the Application of the Foreign Investment law of the PRC, which also came into effect on January 1, 2020. The interpretation applies to any contractual dispute arising from acquisition of the relevant rights and interests by a foreign investor through gift, division of property, merger of enterprises, division of enterprises, etc. On December 30, 2019, MOFCOM and the SAMR jointly issued the Measures on Reporting of Foreign Investment Information, which replaced the existing filing and approval procedures regarding the establishment and change of foreign- invested companies. On December 31, 2019, MOFCOM issued the Announcement on Matters Relating to Foreign Investment Information Reporting, emphasized the information reporting requirements provided by the Measures on Reporting of Foreign Investment Information, and stipulated the forms for information reporting.
On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021. Pursuant to the Measures for the Security Review of Foreign Investment, a working mechanism office in charge of the security review of foreign investment will be established, and any foreign investment which has or could have an impact on national security shall be subject to security review by such working mechanism office. The Measures for the Security Review of Foreign Investment further require that a foreign investor or its domestic affiliate shall apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.
REGULATIONS ON FOREIGN INVESTMENT IN THE VALUE-ADDED TELECOMMUNICATIONS INDUSTRY
Foreign direct investment in telecommunications companies in China is governed by the Administrative Rules on Foreign-invested Telecommunications Enterprises, or the FITE Regulations, which was issued by the State Council on December 11, 2001 and amended on February 6, 2016. Under the FITE Regulations, a foreign investor’s beneficial equity ownership in an entity providing value-added telecommunications services in China shall not exceed 50%. In addition, for a foreign investor to acquire any equity interest in a business providing value-added telecommunications services in China, it must demonstrate a good track record and experience in providing these services. On April 7, 2022, the State Council issued the Decision to Amend and Abolish

Certain Administrative Regulations, which made amendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the foregoing qualification requirements for main foreign investors that invest in PRC companies conducting value-added telecommunication business set out in the FITE Regulations were removed. However, under the Circular on Loosening the Restriction on Foreign Shareholdings in Online Data Processing and Transaction Processing Business (for E-commerce), or Circular 196, issued by MIIT on June 19, 2015, foreign investors may hold up to 100% of all equity interest in an online data processing and transaction processing business operating e-commerce in China, while other requirements provided by the FITE Regulations shall still apply. Apart from e-commerce, the 2021 Negative List also provides that foreign investors may hold 100% equity interest in domestic multi-party communications, data collection and transmission services and call centers. The MIIT’s Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued on July 13, 2006, requires foreign investors to set up foreign-invested enterprises and obtain a license for value-added telecommunications services. It prohibits domestic companies holding value-added telecommunications services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct this type of businesses in China.
In addition to restricting dealings with foreign investors, the MIIT Circular contains a number of detailed requirements applicable to operators of value-added telecommunications services, including that operators or their shareholders must legally own the domain names and trademarks used in their daily operations and each operator must possess the necessary facilities for its approved business operations and maintain its facilities in the regions covered by its license. The MIIT or its provincial counterparts have the power to require corrective actions after they discover any non-compliance by operators, and where operators fail to take those steps, the MIIT or its provincial counterparts can revoke the value-added telecommunications services licenses.
The Catalog of Telecommunications Businesses provides that the IDC services refer to the placement, agency maintenance, system configuration and management services provided for users’ servers or other internet/ network-related equipment in a form of outsourced lease by utilizing the corresponding machine room facilities, as well as the lease of database systems, servers and other equipment, lease of the storage spaces of such equipment, lease of communication lines and export bandwidth on an agency basis, and other application services. The operator of IDC services needs to obtain a value-added telecommunications business license, and states its business category as IDC B11. The business scope of foreign-invested telecommunications companies are limited to the business opened according to China’s WTO commitments in accordance with the 2021 Negative List. In addition, China’s commitment to open telecommunication business does not include IDC business pursuant to the Protocol on the Accession of the PRC, executed on November 10, 2001.
In view of the foregoing foreign ownership restrictions, we have established several domestic VIEs to engage in the business of value-added telecommunications services. For more information, please see the section headed “Contractual Arrangements” in this document. Due to the lack of interpretative guidance from the relevant PRC governmental authorities, there are uncertainties regarding whether PRC governmental authorities would consider our corporate structure and contractual arrangements compliant with applicable PRC foreign investment laws and regulations.
REGULATIONS ON MOBILE INTERNET APPLICATION INFORMATION SERVICES
On June 28, 2016, the Cyberspace Administration of China, or CAC, issued the Administrative Provisions on Mobile Internet Application Information Services, which took effect on August 1, 2016, requiring internet information service providers, or ICPs, who provide information services through mobile internet applications, or APPs, to authenticate the identity of the registered users, establish procedures for protection of user information, establish procedures for information content censorship and management, ensure that users are given adequate information concerning an APP and are able to choose whether an App is installed and whether or not to use an installed App and its functions and keep records of users’ logs for 60 days. If an ICP violates these regulations, mobile app stores through which the ICP distributes its APPs may issue warnings, suspend the release of its APPs, or terminate the sale of its APPs, and/or report the violations to governmental authorities.
ICPs are also required under the Interim Measures on the Administration of Pre- Installation and Distribution of Applications for Mobile Smart Terminals, which was issued on December 16, 2016 and took effect on

July 1, 2017, to ensure that APPs, as well as its ancillary resource files, configuration files and user data, can be conveniently uninstalled by a user, unless it is a basic function software (i.e., software that supports the normal functioning of hardware and operating system of a mobile smart device).
On March 12, 2021, CAC, MIIT, Ministry of Public Security together with State Administration for Market Regulation promulgated the Provisions on the Scope of Necessary Personal Information Required for Common Types of Mobile Internet Applications, clarifying that mobile Internet application operators shall not deny users’ access to basic app functions and services in the event that the users disagree with collection of unnecessary personal information.
REGULATIONS RELATING TO CYBER SECURITY AND PRIVACY PROTECTION
Regulations on Cyber Security.
In recent years, PRC government authorities have enacted laws and regulations with respect to cyber security and protection of personal information from abuse or unauthorized disclosure. Pursuant to the Decision on the Maintenance of Internet Security issued by the NPC Standing Committee on December 28, 2000, which was amended on August 27, 2009, persons may be subject to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights and other activities prohibited by relevant laws and regulations.
The Administration Measures on the Security Protection of Computer Information Network with International Connections, issued by the Ministry of Public Security, or MPS, on December 16, 1997 and amended by the State Council of the PRC on January 8, 2011, prohibits using the internet in ways that result in a leak of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers and relevant local security bureaus may also have jurisdiction. If a value-added-telecommunications service license holder violates these measures, the government of the PRC may revoke its value-added-telecommunications service license and shut down its websites.
On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the PRC, or Cyber Security Law, which took effect on June 1, 2017, pursuant to which, network operators must comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks must take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. It also states that: network operator may not collect personal information that is irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties.
The Regulations on Cyber Security Supervision and Inspection of Public Security Organs, which was issued by the MPS on September 15, 2018 and came into effect on November 1, 2018, is an important basis for the Public Security Bureau to strengthen the enforcement of the Cyber Security Law. In addition, on July 22, 2020, the MPS issued the Guiding Opinions on Implementing the Cybersecurity Protection System and Critical Information Infrastructure Security Protection System to further improve the national cybersecurity prevention and control system.
Pursuant to the Ninth Amendment to the Criminal Law issued by the NPC Standing Committee on August 29, 2015, which took effect on November 1, 2015, any Internet service provider that fails to fulfil the obligations related to internet information security administration as required by applicable laws and refuses rectification orders is subject to criminal penalty for (i) any dissemination of illegal information in large scale, (ii) any severe effect due to leakage of the client’s information, (iii) any serious loss of criminal evidence, or (iv) other severe situation. These amendments also state that any individual or entity that (i) sells or provides personal information to others that violates applicable law, or (ii) steals or illegally obtains any personal information, is subject to criminal penalty for severe violations. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases

Involving Infringement of Citizens’ Personal Information, which took effect on June 1, 2017. It clarifies several concepts regarding the crime of “infringement of citizens’ personal information,” including “citizen’s personal information,” “provision,” and “unlawful acquisition.”
In addition, the PRC General Provisions of the Civil Law, which was issued by the NPC Standing Committee on March 15, 2017 and took effect on October 1, 2017, requires personal information of individuals to be protected. Any organization or individual requiring personal information of others shall obtain such information legally and ensure the security of such information, and shall not illegally collect, use, process, or transmit such personal information, or illegally buy, sell, provide, or publish such personal information. The General Provisions of the Civil Law of the PRC has been repealed by the Civil Code of the PRC, which was issued by the National People’s Congress on May 28, 2020 and came into effect from January 1, 2021. The Civil Code of the PRC integrates the rules and guidelines set forth by the Contract Law, the General Principles of the Civil Law, the General Provisions of the Civil Law and other basic civil laws of the PRC. The Civil Code of the PRC built the foundation of developing the civil and commercial legal regime in China. On February 24, 2022, the Supreme People’s Court issued the Interpretation on Several Issues Concerning the Application of the General Provisions of the Civil Code of the People’s Republic of China, which will become effective on March 1, 2022 and explain the application of the Civil Law.
Pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of APPs Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019.
On October 21, 2019, the Supreme People’s Court and the Supreme People’s Procuratorate jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.
The recommended national standard, Information Security Technology Personal Information Security Specification, puts forward specific refinement requirements on the collection, preservation, use and commission processing, sharing, transfer, public disclosure, etc. Although it is not mandatory, in the absence of clear implementation rules and standards for the law on cyber security and other personal information protection, it will be used as the basis for judging and making determinations. On November 28, 2019, The Notice of Identification Method of Application Illegal Collection and Use of Personal Information was issued, which provides a reference for the identification of App illegal collection and use of personal information, and provides guidance for App operators’ self-inspection and self-correction and netizens’ social supervision.
On December 15, 2019, the Provisions on Ecological Governance of Network Information Content was issued by CAC, which has come into effect on March 1, 2020. These provisions require network information content service platform to perform its duties as the information content administrator, strengthen ecological governance of the network information contents of its own platform, and foster a positive, healthy, progressive and amicable cyber culture.
The Measures on Cyber Security Review was jointly issued on April 13, 2020 and took effect on June 1, 2020. It provides detailed rules regarding cyber security review, any operator in violation of the regulations shall be penalized in accordance with Article 65 of the Cyber Security Law. The On December 28, 2021, the CAC, together with other twelve governmental authorities published the Measures for Cyber Security Review, or the New Cyber Security Review Measures, which replaces the Measures for Cybersecurity Review published in 2020 and the New Cyber Security Review Measures became effective on February 15, 2022. Pursuant to the New Cyber Security Review Measures and other PRC cybersecurity laws and regulations, critical information infrastructure operators, or the CIIOs, that purchase internet products and services or the online platform operators that carry out data processing activities, which affect or may affect national security, shall be subject to the cybersecurity review. Moreover, where an online platform operator who possesses personal information of over one million users intends to apply for foreign listing, it must be subject to the cybersecurity review. Meanwhile, the New Cyber Security Review Measures grants the competent authorities the right to initiate a cybersecurity review without application, if any member organization of the cybersecurity review mechanism has reason to believe that any internet products, services or data processing activities affect or may affect national security. Cybersecurity review shall focus on the assessment of the following national security risk factors of the relevant object or situation: (i) risks of illegal control, interference or destruction of critical information infrastructure brought about by the use of products and services; (ii) the harm caused by supply interruption of products and services to the business continuity of critical information infrastructure; (iii) security, openness, transparency and diversity of sources of products and services, reliability of supply channels, and risks of supply interruption due to political, diplomatic, trade or other factors; (iv) information on compliance with the PRC laws, administrative regulations and departmental rules by product and service providers; (v) risks of theft, disclosure, damage, illegal use or cross-border transfer of core data, important data or large amounts of personal information; (vi) risks of influence, control or malicious use of critical information infrastructure, core data, important data or large amounts of personal information by foreign governments after overseas listing; and (vii) other factors that may endanger critical information infrastructure security and national data security.
On June 10, 2021, the SCNPC issued the Data Security Law of the PRC, or the Data Security Law, which came into effective on September 1, 2021. The Data Security Law clarifies the scope of data to cover a wide range of information records generated from all aspects of production, operation and management of government affairs and enterprises in the process of the gradual transformation of digitalization, and requires that data collection shall be conducted in a legitimate and proper manner, and theft or illegal collection of data is not permitted. Data processors shall establish and improve the whole-process data security management rules, organize and implement data security trainings as well as take appropriate technical measures and other necessary measures to protect data security. In addition, data processing activities shall be conducted on the basis of the graded protection system for cybersecurity. Monitoring of the data processing activities shall be strengthened, and remedial measures shall be taken immediately in case of discovery of risks regarding data security related defects or bugs. In case of data security incidents, responding measures shall be taken immediately, and disclosure to users and report to the competent authorities shall be made in a timely manner.
On July 30, 2021, the State Council promulgated the Regulations of Security Protection for Critical Information Infrastructure, which became effect on September 1, 2021. The regulations provide that, among others, critical information infrastructure, or the CIIO, means important network facilities and information systems in important industries such as public communications and information services, energy, transportation, water conservancy, finance, public services, e-government, defense technology industry and others that may seriously harm national security, national economy, people’s livelihood and public interests once damaged, disabled or its data disclosed. Operators shall, base on leveled system for cybersecurity protection, adopt technical protection measures and other necessary measures to deal with cybersecurity security events, defend against cyberattack and criminal activities, to ensure the safe and stable operation of CIIO, maintain data integrity, confidentiality, and availability pursuant to relevant laws, regulations and the mandatory requirements of national standards. Moreover, the competent supervisory departments of relevant important industries abovementioned shall organize the recognition of the CIIO and promptly notify the operators and Public Security Department of The State Council of the results of the identification.
On October 29, 2021, CAC published Draft Outbound Data Transfer Security Assessment Measures that outline the security assessment process for the outbound data transfer. It references the Cybersecurity Law, the Data Security Law, and the PIPL, and supplements the implementation of their provisions on cross-border data transfer. Data processors would be required to conduct security assessment when they transfer important data or personal information that needs to be assessed, which are collected and generated during their operation within the territory of China outside of China according to the provisions of these Measures. Data processors providing data outbound shall apply for outbound data transfer security assessment with the Cyberspace Administration in any of the following circumstances: personal information and important data collected and produced by critical information infrastructure operators; where the data transferred outbound contains important data; personal information handlers handling the personal information of over 1 million people providing personal information outbound; cumulative provision outbound of the personal information of more than 100,000 people or the sensitive personal information of more than 10,000 people; other circumstances where the Cyberspace Administration provides data export security assessment must be applied for. The Draft Outbound Data Transfer Security Assessment Measures also provides the security assessment procedures, submissions, important assessment factors, and legal liabilities. Since the business of our PRC subsidiaries and variable interest entities does not involve transfer of data abroad, as advised by our PRC Legal Advisor, we are of the view that such measures have no material adverse impact on our business.
On November 14, 2021, the CAC publicly solicited the Draft Regulations on Cyber Data Security Management. The Draft Regulations on Cyber Data Security Management covers a wide range of cyber data security issues and applies to the use of networks to carry out data processing activities, as well as the supervision and management of data security in the PRC. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Pursuant to such draft regulations, a cybersecurity review will be imposed on a data processor which (i) processes personal information of one million or more users and applies for listing in a foreign country, (ii) applies for listing in Hong Kong and may impact national security, or (iii) engages in activities or transactions that may impact national security. Most of the regulatory details under the Draft Regulations on Cyber Data Security Management have already been embodied in the now-effective texts of the Data Security Law and the PIPL. Key requirements under such regulations include that data processors should be in compliance with the requirements of cybersecurity multi-level protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet more than the third level of cybersecurity multi-level protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the PIPL; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing offshore should carry out an annual data security assessment on their own or entrusted data security services, and each year before January 31, data security assessment report for the previous year shall be reported to the municipal-level cyberspace administration department. The enforcement includes business fines of up to RMB10 million depending on the severity of the effects of violation and potential business suspension and/or revocation of business license. As of the Latest Practicable Date, the Draft Regulations on Cyber Data Security Management had not come into effect.
REGULATIONS RELATING TO LOAN FACILITATION
On December 1, 2017, the Group Head Office of Internet Financial Risk Special Rectification and the Group Head Office of the P2P Network Loan Risks jointly issued the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, which regulates “cash loan” businesses conducted by internet micro-finance companies, banking financial institutions and online lending information intermediaries. Circular 141 defines “cash loans” as loans that are unrelated to the circumstances of their use, with no designated use for the loan proceeds, no qualification requirement for the borrower and no collateral for the loan. The definition of a cash loan under Circular 141 is vague and subject to further regulatory interpretation. Circular 141 sets forth various prohibitions and obligations on banking financial institutions participating in “cash loan” businesses, including that: (i) extension of loans jointly with any third-party institution that has not obtained approvals for the lending business, or funding to such institutions for the purpose of extending loans in any form, is prohibited; (ii) with respect to a lending business conducted in collaboration with a third-party institution, outsourcing of the core business (including the credit assessment and risk control) is prohibited, and any credit enhancement service, whether or not in disguised form (including the commitment to bear the risk of default), provided by any third-party institutions without guarantee qualification are also prohibited, and (iii) banking financial institutions must require and ensure that such third-party institutions do not collect any interest or fees from the borrowers. Any violation of Circular 141 may result in criminal liability and various penalties, including suspension or cessation of business operations, sanctions, rectification, rejection of filing, and revocation of license.

In addition, the Notice on Specific Rectification Implementation Plans for Risk of Online Microfinance Businesses of Microfinance Companies, or Circular 56, provides that the online lending business conducted by microfinance companies in collaboration with a third-party institution, may not include any credit enhancement service in disguised form (including the provision of a “drawer agreement” guarantee) or underlying commitments by the third-party institution. Third-party institutions collaborating with microfinance companies are also prohibited from collecting any interest or fees from borrowers. Violation of Circular 56 may result in various penalties.
On August 1, 2019, the General Office of the State Council issued and promulgated the Guidance on Promoting the Healthy Development of the Platform Economy, which provides that the market-access management and supervision of financial services provided through online platforms in the finance sector are regulated by the laws, regulations and other relevant rules. In addition, entities conducting financial information intermediaries services and transaction-matching services are subject to the market-access management pursuant to relevant laws.
On December 31, 2021, the People’s Bank of China, MIIT, CBRC, CSRC, CAC, SAFE and the intellectual property office issued the Measures for Administration of Internet Marketing of Financial Products (Draft for comments), which regulate financial institutions or internet platform operators entrusted by such financial institutions carrying out internet marketing activities of financial products. Pursuant to this draft, financial institutions shall not entrust other entities or individuals to carry out internet marketing of financial products unless otherwise provided or authorized by laws and regulations. The draft also prohibits third-party online platform operators from involving in the sale of financial products, including interactive consultation with consumers on financial products, suitability assessment of financial consumers, execution of sale contracts and transfer of funds. In addition, online platform operators are not allowed to participate in the income sharing of financial business in a disguised way by setting various charging mechanisms linked to the loan scale and interest scale.
REGULATIONS RELATING TO PRIVATE INVESTMENT FUNDS
The Securities Investment Fund Law of PRC, issued by the NPC Standing Committee on October 28, 2003 and amended on April 24, 2015, governs the administration and supervision of securities investment funds, which includes private investment funds. In addition, private investment funds are regulated by rules and regulations enacted by the China Securities Regulation Commission, or CSRC, and the Asset Management Association of China, or AMAC.
The CSRC issued the Interim Measures for the Supervision and Administration of Private Investment Funds, or the Interim Measures, which took effect on the same date. Under the Interim Measures, “private funds” are investment funds established by raising capitals from qualified investors (as defined in the Interim Measures) in a non-public manner within the territory of the PRC. The Interim Measures contains provisions relating to fund manager registration, private fund record keeping and filing requirements, qualified investor systems, regulations on fund raising by private funds, industry self- regulation and the supervision and administration measures of private funds.
Under the Interim Measures, the establishment of management institutions of private funds and the formation of private funds are not subject to administrative examination and approvals. However, fund managers are subject to a maximum number of qualified investor limits, required to register with the AMAC and must comply with its record keeping and filing requirements, in particular the Measures for the Registration of Private Investment Fund Managers and Filling of Private Investment Funds (for Trial Implementation) issued by AMAC on January 17, 2014 that took effect on February 7, 2014.
According to the Administration Measures for the Funding Raising of Private Investment Funds, or the Fund Raising Measures, issued on April 15, 2016 and effective from July 15, 2016, only two kinds of institutions are qualified to conduct fund raising for private investment funds: (a) private fund managers registered with the AMAC (only applicable when raising funds for the funds established and managed by themselves); and (b) fund distributors with a fund distribution license who are AMAC members in case of authorization of such private fund managers. In addition, the Fund Raising Measures set forth detailed procedures for conducting fund raising business, and also require fund management service providers to comply with certain anti-money laundering requirements. On December 23, 2019, AMAC issued the Notice regarding the Filing Procedure for Private Investment Funds, which clarifies the procedural requirements upon the completion of fund raising by private investment funds, and specifies the scope of material issues to be filed with AMAC.
On December 7, 2018, AMAC released the Notice for Private Fund Manager Registration, or the Notice, which set further requirements for the registration and ongoing compliance matters for private fund managers.
The Head Office of the Group for the Special Remediation of Internet Financial Risks issued the Notice on Strengthening the Renovation of Asset Management Business through the Internet and Launching Acceptance Work, or Circular 29, on March 28, 2018. Circular 29 states that an asset management business conducted through the internet is subject to the oversight of financial regulatory authorities and the relevant licensing requirements. Any public issuance or sale of asset management products through the internet would be deemed to be a financing business and the relevant asset management licenses or permits are required to conduct such business. Any entities, including internet asset management platforms, are not allowed to publicly raise funds through “directed commission plans,” “directed financing plans,” “wealth management plans,” “asset management plans,” “transfers of right to earnings” or similar products, or to act as an agent for any type of trading exchanges to sell asset management products without permission. Circular 29 also provides a grace period from April 2018 to the end of June 2018 for the relevant entities to make necessary rectifications. In the event of non-compliance, the competent PRC authority may impose administrative penalties, which include, deregistration of telecommunication business license, websites bans, removal of mobile APP and/or revocation of industrial and commercial business license.
REGULATIONS RELATING TO ELECTRONIC CERTIFICATION SERVICE
The Administrative Measures of the Electronic Certification Service, which were promulgated by the MIIT on February 8, 2005, amended on February 28, 2009, and last amended on April 29, 2015, provide that all entities providing electronic certification service shall obtain the Electronic Certification Service License from the MIIT. Pursuant to the Administrative Measures of the Electronic Certification Service, electronic certification service providers shall establish a security management system, an internal- auditing system and a security system. In addition, electronic certification service providers shall formulate business rules for electronic certification and corresponding certification policies, and issue such rules and policies to the public and file with the MIIT. If any electronic certification service provider fails to take such steps, the MIIT has the power to require corrective actions, make warning notice, and impose fines accordingly.
The Administrative Measures of the E-government Electronic Certification Service (Trial Implementation), or the Administrative Measures, which were promulgated on October 20, 2009 by the SCA and effected on November 1, 2009, stimulate that all of the electronic certification service providers for the E-government shall establish an operation management system for e-government electronic certification infrastructure, a security access policy, a software controlling process, an internal auditing mechanism and a disaster recovery and emergency response mechanism. Pursuant to the Administrative Measures, electronic certification service providers are also required to conduct annual safety assessment and rectify identified issues.
The Administrative Measures for the Electronic Certification Service Cryptography, which were promulgated on October 28, 2009 by the SCA and last amended on December 1, 2017, provide that all electronic certification service providers shall obtain an Electronic Certification Service License for Cryptography Usage. Pursuant to the Administrative Measures for the Electronic Certification Service Cryptography, the SCA and its provincial cryptography management departments shall supervise and inspect the operation of electronic certification service providers. If any electronic certification service provider fails to meet the licensing requirements, the SCA has the power to order it to rectify and comply with the requirements within a certain period of time or even revoke its Service License as the SCA deems necessary. Any entity providing the electronic certification services regarding the public health, shall obtain the Electronic Certification Service License issued by the MIIT pursuant to the Administrative Measures on Electronic Certification Service of Health System (Trial Implementation), which were promulgated by the Ministry of Health on December 25, 2009 and became effective on January 1, 2010.
The Circular of the Guangdong Provincial People’s Government on Printing and Distributing the Mutual Recognition Measures of Electronic Signature Certificates in Guangdong and Hong Kong, which was promulgated by the General Office of the People’s Government of Guangdong Province on July 20, 2012 and

became effective on the same date, provides that electronic certification service agencies conduct the mutual recognition of electronic signature certification shall pass annual assessments by the relevant authorities. If any electronic certification service agency violates the relevant rules, and refuses to rectify, the operation of such agency shall be suspended by the Guangdong Provincial Economic and Information Technology Commission or the Office of the Information and Technology Supervisor of Hong Kong.
The Circular on the Transition of Relevant Administration Policies after Removal of Four Administrative Licensing Items Including the Examination and Approval for Commercial Encryption Product Manufacturers, or the Circular, which was promulgated by the SCA on October 11, 2017 and became effective on the same date, provides that the SCA and its provincial cryptography management departments no longer accept applications for the approval of four kinds of administrative licenses, which include the Certificate for the Production of Commercial Cryptographic Products, the Certificate for the Sales of Commercial Cryptographic Products, the Certificate of the Use of Cryptographic Products Produced Abroad, the Permit for the Use of Cryptographic Products by Overseas Organizations or Individuals. However, pursuant to the Circular, any entity that has obtained the Model Certificate of Commercial Encryption Products shall continuously make annul filings to the relevant local departments of the SCA regarding its sales record of commercial encryption products in the preceding year.
The PRC Electronic Signature Law was promulgated on August 28, 2004 and last amended on April 23, 2019 by the NPC Standing Committee. According to the PRC Electronic Signature Law, electronic certification service providers are required to obtain the Electronic Certification License, formulate the electronic certification service rules, and file such rules with the competent authority.
The PRC Cryptography Law was issued by the NPC Standing Committee on October 26, 2019 and became effective on January 1, 2020. The PRC Cryptography Law provides the classification principle of core cryptography, ordinary cryptography and commercial cryptography, and specifies that commercial cryptography service providers are required to comply with the relevant laws, administrative regulations, mandatory national standards on commercial cryptography and the technical requirements of their disclosed standards.
REGULATIONS ON ANTI-MONOPOLY AND UNFAIR COMPETITION
The Anti-Monopoly Law promulgated by the SCNPC on August 30, 2007, which became effective on August 1, 2008, and the Interim Provisions on the Review of Concentrations of Undertakings promulgated by the SAMR on October 23, 2020, which became effective on December 1, 2020, require that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the SAMR before they can be completed. Where the participation in concentration of undertakings by way of foreign-funded merger and acquisition of domestic enterprises or any other method which involves national security, the examination of concentration of undertakings shall be carried out pursuant to the provisions of this Law and examination of national security shall be carried out pursuant to the relevant provisions of the State. On June 24, 2022, the SCNPC promulgated the Decision on Revising the Anti-monopoly Law, which will take effect on August 1, 2022. The revised Anti-Monopoly Law provides, among others, that business operators shall not abuse data, algorithms, technology, capital advantages and platform rules to conduct monopoly activities. The revised Anti-Monopoly Law also requires relevant government authorities to strengthen the examination of concentration of undertakings in important areas, establish the hierarchical review system of concentration of undertakings and enhances penalties for violation of the regulations regarding concentration of undertakings and other monopoly activities.
On February 7, 2021, the Anti-monopoly Commission of the State Council issued the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, or the Anti-Monopoly Guidelines that specifies some of activities of internet platforms may be identified as monopolistic and concentrations of undertakings involving variable interest entities are subject to anti-monopoly scrutiny as well. It is uncertain whether we would be identified as an operator in the field of platform economy according to the Anti-Monopoly Guidelines. In the case that we are identified as an operator in the field of platform economy, we believe that we are not violation of the Anti-Monopoly Guidelines in all material aspects.
According to the Law of the People’s Republic of China against Unfair Competition, or the Anti-Unfair Competition Law promulgated by the SCNPC on September 2, 1993 and amended on November 4, 2017 and

April 23, 2019, operators shall not undermine their competitors by engaging in improper activities, including but not limited to, taking advantage of powers or influence to affect a transaction, market confusion, commercial bribery, misleading false publicity, infringement of trade secrets, illegitimate premium sale and commercial libel. Any operators who violate the Anti-Unfair Competition Law by engaging in the foregoing unfair competitive activities shall be ordered to cease such illegal activities, eliminate the influence of such activities or compensate for the damages caused to any party. The competent supervision and inspection authorities may also confiscate the illegal gains or impose fines on such operators.
REGULATIONS ON M&A RULES AND OVERSEAS LISTINGS
On August 8, 2006, six PRC regulatory agencies, including MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the SAT, the SAMR, the CSRC and SAFE, issued the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which took into effect on September 8, 2006 and were amended on June 22, 2009. Foreign investors are subject to the M&A Rules when they purchase equity interest of a domestic company or subscribe for the increased capital of a domestic company that changes a domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets via such foreign-invested enterprise; or when the foreign investors purchase the assets of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules, among other things, require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. The M&A Rules also provide that if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger or acquisition shall be subject to examination and approval by MOFCOM.
The M&A Rules and other recently adopted regulations and rules concerning mergers and acquisitions also establish additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on offshore listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based offshore-listed companies. On December 24, 2021, the CSRC issued the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), collectively the Draft Overseas Listing Regulations, which regulate overseas securities offering and listing activities by domestic companies in direct or indirect form. The Draft Overseas Listing Administration Provisions, if adopted in its current form, will comprehensively improve and reform the existing regulatory regime for overseas offering and listing of PRC domestic companies’ securities. Pursuant to such regulations, domestic enterprises which issue securities or list overseas will be required to complete filing procedure with and report to the CSRC. The Draft Overseas Listing Regulations provide that if the issuer meets the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as indirect overseas offering by PRC domestic companies: (i) any of the revenue, net profit, total assets or net assets of the domestic companies accounted for more than 50% of the respective audited revenue, net profit, total assets or net assets of the issuer within the latest fiscal year; (ii) a majority of the officers responsible for management of the issuer are PRC citizens or have their usual place of residence located in mainland China, the issuer’s main place of operation is within mainland China. It is unclear whether either or both of the above criteria need to be satisfied. Where an issuer makes an application for initial public offering to competent overseas regulators, the issuer must submit to the CSRC filing documents within three working days after such application is submitted. The CSRC also require the domestic enterprises to submit regulatory opinions, assessment opinions or approvals issued by relevant authorities as filing materials. Overseas offerings and listings that are prohibited by specific laws and regulations, constitute threat to or endanger national security, involve material ownership disputes on shareholding, main assets, core technology or other aspects, the PRC domestic companies, their controlling shareholder or actual controller involving in certain criminal offence, material non-compliance or investigation, or directors, supervisors and senior management of the issuer involving in certain criminal offence, administrative penalties or investigation, among other circumstances, are explicitly forbidden. The Draft Overseas Listing Regulations also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.
As of the date of this document, the Draft Overseas Listing Regulations were released for public comments and the final version and effective date of such regulations are subject to change with substantial uncertainty. If the Draft Overseas Regulations become effective in their current form before the listing is completed, we may be required to complete the filing procedures with the CSRC.
On April 2, 2022, the CSRC issued the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments), or the Provisions on Confidentiality of Listing (Draft for Comments), or the Provisions on Confidentiality of Listing (Draft for Comments). The scope of application of the Provisions on Confidentiality of Listing (Draft for Comments) includes indirect overseas issuance and listing of domestic entities. If the Provisions on Confidentiality of Listing (Draft for Comments) take effect in its current form, we may be required to complete certain formalities before we provide documents to the relevant securities companies, securities service institutions and overseas regulatory agencies if such documents involve state secrets or work secrets of regulatory authorities, or may affect national security or public interest. Subject to the uncertainties of such provisions and the discretion of the relevant regulatory authorities, we are of the view that, as advised by our PRC Legal Advisor, the possibilities that our business operations are regarded as activities that may affect the national security are low. In addition, overseas accounting firms engaged in overseas listing of domestic enterprises are also required to complete certain formalities. The relevant securities companies and securities service institutions should not transfer working paper overseas without approvals of relevant regulatory authorities, and should not cooperate with overseas securities regulatory authorities or relevant competent authorities in investigation, inspection or provide documents and materials before reporting to CSRC or relevant regulatory authorities. Since the Provisions on Confidentiality of Listing (Draft for Comments) have not been formally adopted, it’s uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted and implemented.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2021 Form 20-F relating to selected aspects of our history and corporate structure.
OVERVIEW
We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. Our technology solutions address the significant technology spending needs by financial institutions that seek to expedite digital transformation and ensure sustainability. By integrating our extensive financial industry expertise with technology, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios.
Our history traces back to December 2015, when Shanghai OneConnect, a PRC limited liability company, was originally founded by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, and Urumqi Guang Feng Qi Investments Limited Partnership (“Guang Feng Qi”) to provide technology solutions to financial institutions. The Ping An Group holds a full suite of financial services licenses and its operations span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries, while Guang Feng Qi was a limited partnership established to hold interests in Shanghai OneConnect for the benefit of certain senior employees of Ping An and its affiliates.
To facilitate our initial public offering in the United States, we undertook a reorganization (the “Reorganization”). As part of the Reorganization, we incorporated our Company under the laws of the Cayman Islands in October 2017 as the new holding company of the Group, and conducted business through its subsidiaries and variable interest entities controlled by the Company by virtue of the Contractual Arrangements.
In December 2019, we listed our ADS on the NYSE under the symbol “OCFT.”
MILESTONES
The following is a summary of our key milestones:
Year	Event
2015	Shanghai OneConnect was founded.
2016	We submitted five patent applications and established our retail banking division.
2017	We established our small and medium enterprises division and our insurance division. The “Smart Insurance Cloud” conference was held.
Our Company was formed as a part of the Reorganization.
2018	We launched our Gamma Research Institute.
We completed our A-round of financing with a size of US$750 million.
We established our Singapore and Hong Kong subsidiaries to expand our geographical presence and to commence our virtual banking business.
We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International Data Corporation as one of the “IDC FinTech Ranking Top 100”.
2019	We were granted a Hong Kong virtual bank license.
We completed our initial public offering on the NYSE and listed our ADSs under the symbol “OCFT.”
We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International Data Corporation as one of the “IDC FinTech Ranking Top 100” for the second consecutive year.
2020	We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International Data Corporation as one of the “IDC FinTech Ranking Top 100” for the third consecutive year.

Year	Event
We were recognized by the International Data Corporation as one of the “IDC China FinTech Ranking Top 50” in the same year.
We completed our follow-on public offering on the NYSE.
2021	We displayed our financial technology solutions for the third time at the World Artificial Intelligence Conference 2021 held in Shanghai.
We were recognized by KPMG as one of the “China Leading FinTech 50” and by the International Data Corporation as one of the “IDC FinTech Ranking Top 100” for the fourth consecutive year.
We were also recognized by the International Data Corporation as one of the “IDC China FinTech Ranking Top 50” for the second consecutive year.
We have also won the “Wu Wenjun AI Science and Technology Progress Award (Enterprise Engineering Innovative Project Category)”.
2022	We were recognized as one of the “Forbes Blockchain 50” by Forbes.
PRINCIPAL OPERATING SUBSIDIARIES
Details of the principal subsidiaries and Consolidated Affiliated Entities of our Group which, among other things, made a material contribution to our results of operations during the Track Record Period and which are each a private company (the “Principal Operating Subsidiaries”) are set out below.
Company Name	Place of incorporation/ establishment	Date of incorporation/ establishment	Registered/Issued/ authorized capital as of the Latest Practicable Date	Principal business activities	Equity interest attributable to our Group as of the Latest Practicable Date
Subsidiaries
Jin Tai Yuan Limited	British Virgin Islands	October 27, 2017	664,086,340 shares	Investment holding	100.0%
Jin Cheng Long Limited	Hong Kong	October 30, 2017	USD664,086,340	Investment holding	100.0%
OneConnect Financial Technology (Hong Kong) Limited	Hong Kong	March 15, 2018	USD1	Software and technology service, information transmission	100.0%
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.	Republic of Singapore	March 26, 2018	47,900,000 Singapore dollars	Software and technology service, information transmission	100.0%
PT OneConnect Financial Technology Indonesia	Republic of Indonesia	December 4, 2018	10,000,000,000 Indonesian rupiah	Software and technology service, information transmission	100.0%
Ping An OneConnect Bank (Hong Kong) Limited (“OneConnect Bank”)	Hong Kong	December 7, 2018	USD1 and HKD1,200,000,000	Banking services	100.0%
Shenzhen OneConnect Technology	PRC	January 4, 2018	RMB4,360,000,000	Technology promotion and computer application services	100.0%

Company Name	Place of incorporation/ establishment	Date of incorporation/ establishment	Registered/Issued/ authorized capital as of the Latest Practicable Date	Principal business activities	Equity interest attributable to our Group as of the Latest Practicable Date
Vantage Point Technology	PRC	July 18, 2008	RMB13,333,529	Software and technology service, information transmission	51.7%
Shenzhen OneConnect Information Technology Service Co., Ltd.	PRC	January 31, 2019	RMB100,000,000	Software and technology service, information transmission	51.0%
BER Technology	PRC	March 30, 2006	RMB22,950,000	Software and technology service, information transmission	80.0%
Zhang Tong Shun	PRC	May 9, 2019	RMB10,000,000	Information technology advisory services	100.0%
VIEs
Shenzhen OneConnect	PRC	September 15, 2017	RMB1,200,000,000	Software and technology service, information transmission	100.0%
Shenzhen CA	PRC	August 11, 2000	RMB543,500,000	E-commerce security certificate administration	98.9%
Subsidiaries of our VIEs
Shanghai OneConnect	PRC	December 29, 2015	RMB1,200,000,000	Software and technology service, asset management and consulting	100.0%
Shenzhen Kechuang Insurance Assessment Co., Ltd.	PRC	August 27, 2001	RMB4,000,000	Insurance survey and loss adjustment	100.0%
LISTING ON THE NYSE AND FOLLOW ON OFFERING
In December 2019, the Company completed an initial public offering and was listed on the NYSE. We issued and sold an aggregate of 31,200,000 ADSs (excluding ADSs offered in the exercise of the over-allotment option), representing 93,600,000 Shares at a public offering price of US$10.0 per ADS. In January 2020, the underwriters for our initial public offering partially exercised their over-allotment options to purchase an addition of 3,520,000 ADSs. The net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by our Company, we received from the initial public offering and the partial exercise of over-allotment options totaled approximately US$311.0 million.
In August 2020, the Company completed a follow-on public offering of 20,700,000 ADSs (included the exercise in full of the underwriters’ option to purchase additional ADSs), representing an aggregate of 62,100,000 Shares, at a price of US$18.0 per ADS. The gross proceeds raised was approximately US$372.6 million, and the net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by our Company, was approximately US$357.7 million. Goldman Sachs (Asia) L.L.C. was one of the representatives of the underwriters for our follow-on offering.

The net proceeds of our public offerings on the NYSE have been used for the enhancement of our platform and technology capabilities, our international expansion and strategic investments, as well as for general corporate purposes. As at the Latest Practicable Date, the unutilized amount from our initial public offering and follow-on offering amounted to approximately RMB2,120 million (equivalent to approximately US$335.2 million).
Since the date of our listings on the NYSE and up to the Latest Practicable Date, our Directors confirm that we had no instances of non-compliance with the rules of the NYSE in any material respects, and to the best knowledge of our Directors after having made all reasonable enquiries there is no matter that should be brought to investor’s attention in relation to our compliance record on the NYSE.
REASON FOR THE LISTING
We are currently seeking to have our Shares listed on the Main Board of the Hong Kong Stock Exchange in order to have the dual primary listing status in both the United States and Hong Kong. Our Directors consider that it is a critical step towards integrating the Company’s shareholdings and capital structure with the capital market in Hong Kong, and with the stature and prestige of having the Shares listed on the Hong Kong Stock Exchange, the Company will enhance its competitive position in pursuing its growth strategy particularly in Hong Kong and the Southeast Asia, which the Company believes is beneficial and will create value for its Shareholders.
INVESTMENT PRIOR TO THE NYSE LISTING
In January and April 2018, we issued an aggregate of 99,999,999 Shares to our A-Round Investors, namely, FinTech Business Innovation LPS, SBI Holdings, Inc., SBI Stellars Fintech Fund I LP, SBI Stellars Fintech Fund II LP, SBI Stellars Fintech Fund III LP, Jumbo Sheen Fintech Investment Co., Ltd., Oceanwide Financial Technology Co., Ltd., BOCOMI Hermitage Global Fintech Fund LP, Fangyuan Investment Management Limited, Huateng Fintech Co., Ltd., Bloom Vast Limited and SVF FAX SUBCO (SINGAPORE) PTE. LTD., for a total consideration of US$750.0 million. The funds raised have been used for our research and development of our solution offerings, general corporate purposes and capital investments. As at the Latest Practicable Date, the unutilized amount from the A-round financing amounted to approximately RMB40.0 million (equivalent to approximately US$6.3 million).
ACQUISITIONS
Acquisition of Vantage Point Technology
Pursuant to a share subscription and share purchase agreement dated July 23, 2018, we agreed to acquire 51.7% equity interest in Vantage Point Technology by way of capital injection and equity transfer from Independent Third Parties for a total amount of RMB244,940,000. The consideration was fully settled on June 28, 2019. Vantage Point Technology is a company providing asset liability management solutions to banks. Its products and services focus on providing analytical solutions, building on the extensive operational management data it has accumulated. As such, we believe that the acquisition has enabled us to expand our service offerings by offering a more comprehensive digitalized management platform to banks as part of our digital commercial banking business segment, including AI-powered assets and liabilities management analytics solutions.
Acquisition of Beijing BER
Pursuant to an equity transfer agreement dated June 14, 2019 (and as amended), we acquired 80% equity interest in Beijing BER Technology Co., Ltd. (now known as Beijing BER Technology Development Co., Ltd.) (“Beijing BER”) from Independent Third Parties for a consideration of RMB96,000,000, which has been fully settled on July 10, 2019. Beijing BER is a service provider specialized in scenario-based retail digital banking platform establishment and operation. Its customer base consists of medium and large sized local banks, which has allowed it to acquire an in-depth understanding of the business needs of local banks in the PRC with respect to consumption scenarios to be developed and their operation management. We believe that the acquisition has enabled us to enlarge our customer base and enrich our business scenarios within our digital retail banking business segment.

Acquisition of View Foundation
Pursuant to a share purchase agreement dated August 12, 2019, we agreed to acquire 100% of the shares of View Foundation International Limited (“View Foundation”) from an Independent Third Party for an amount of RMB276,700,000. The consideration has been fully settled on June 28, 2021.
View Foundation has a PRC-incorporated subsidiary, Zhang Tong Shun, which has entered into contractual arrangements with Shenzhen CA and the Shareholders of Shenzhen CA, which, allow View Foundation, through Zhang Tong Shun, to exercise effective control over the business operation of Shenzhen CA and enjoy the relevant economic interests derived from it. For further details, please refer to the section headed “Contractual Arrangements” in this document. Shenzhen CA is engaged in the provision of digital certification and related services and solutions. It possesses a number of key licenses, including an Electronic Certification Service License and a License of Mutual Recognition of Electronic Signature Certificates between Guangdong and Hong Kong, both of which there are a limited number of granted in the PRC. The acquisition has therefore enabled us to expand our business scenarios to cover Guangdong-Hong Kong-Macau Greater Bay Area business opportunities, such as account opening for PRC residents and enterprises in Hong Kong, and to provide electronic certification services to individual clients of financial institutions. The business of Shenzhen CA falls under our digital commercial banking business segment.
Acquisition of Fuguan International and Beijing Jinyongtai
Pursuant to equity transfer agreements dated August 12, 2020 (and as amended), we agreed to acquire 100% equity interest in Beijing Fuguan International Consulting Co., Ltd. (“Fuguan International”) from Independent Third Parties for an amount of RMB21,671,470. The consideration was fully settled on October 20, 2020. Pursuant to equity transfer agreements dated November 23, 2020 (and as amended), we agreed to acquire 100% equity interest in Beijing Jinyongtai Insurance Broker. Co., Ltd. (“Beijing Jinyongtai”) from Independent Third Parties for an amount of RMB37,407,347.19. The consideration was fully settled on April 9, 2021.
Fuguan International has a subsidiary, Beijing Mei An Insurance — Sales Agent Co., Ltd. (“Beijing Mei’an”), which holds an insurance agency license and Beijing Jinyongtai has an insurance broker license. We believe the specialized insurance licenses held can allow us to provide further insurance intermediary services through our service management platforms targeted at insurance companies, and thereby enhance our product and service offerings within the digital insurance business segment of our Group.
The consideration of the above acquisitions was determined after arm’s length negotiations among the parties with reference to various factors, such as the financial performance of the targets and the strategic value of the targets to the Group, such as the value of their respective proprietary assets and/or licenses held. The above transactions have been legally completed and settled and any necessary approvals from the relevant authorities have been obtained.
PUBLIC FLOAT
So far as our Directors are aware as of the Latest Practicable Date, immediately following the completion of the Listing (assuming no changes to our issued share capital between the Latest Practicable Date and the Listing), the following persons (without taking into account any Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan), (i) Ping An (through its subsidiaries); (ii) Rong Chang; (iii) Sen Rong; and (iv) directors and chief executives of our Company and subsidiaries who will hold their position and directorship on the Listing Date and own our Shares or ADSs by themselves or through shareholding vehicles, will hold approximately 65.1% of our issued Shares in aggregate, and such Shares will not be counted towards the public float for the purpose of Rule 8.08 of the Listing Rules after the Listing.
CORPORATE STRUCTURE
Set forth below is the simplified shareholding based on our register of members and corporate structure of our Group showing our subsidiaries and Consolidated Affiliated Entities as of the Latest Practicable Date.

Ping An[1]
Rong Chang[2][4]
Sen Rong[3][4]
Other shareholders holding ADSs and other Shares held by the Depositary[5]
Other public Shareholders[6]
32.12%
16.84%
16.07%
34.96%
0.01%
Our Company
100%
Jin Yi Tong Limited
Jin Yi Rong Limited
OneConnect Bank
Jin Rong Tong Limited
OneConnect Financial Technology (HongKong) Co., Limited
10%
90%
PT OneConnect Financial Technology Indonesia
Jin Huang Cheng Limited
OneConnect Financial Technology (Singapore) Co., Pte. Ltd.
Oneconnect Smart Technology (Me) Limited
OneConnect Smart Technology (Malaysia) Sdn. Bhd.
99.99%
OneConnect Smart Technology Philippines, Inc.[7]
Jin Tai Yuan Limited
Jin Cheng Long Limited
Jin Xin Tong Limited
PingAn OneConnect Credit Reference Services Agency (HK) Limited
View Foundation
Offshore
Onshore
Shanghai OneConnect
Shenzhen OneConnect[3]
Shenzhen OneConnect Technology
Zhang Tong Shun
Shanghai Finance Shield
Zhuhai Yirongtong
Beijing OneConnect Digital Finance Technology Co. Ltd. (北京壹賬通數字金融科技有限公司)
Fuguan International
Beijing Jinyongtai
Beijing Mei'an
Shenzhen Xinxuan Internet Technology Co., Ltd. (深圳鑫檀網絡科技有限公司)
Shenzhen OneConnect Chuang Pei Technology Co., Ltd. (深圳壹賬通創配科技有限公司)
99.90%
Shenzhen Kechuang Insurance Assessment Co., Ltd. (深圳市科創保險公估有限公司)[8]
80%
Beijing BER[9]
Shenzhen BER Internet Information Service Co., Ltd. (深圳市寶潤興業互聯網信息服務有限公司)
OneConnect Blockchain
51.67%
Vantage Point Technology[10]
Nanjing Vantage Point
51%
Shenzhen OneConnect Information Technology Service Co., Ltd.[11] (深圳壹賬通信息科技服務有限公司)
Shenzhen CA
Ping An OneConnect Cloud Technology (Shenzhen) Co., Ltd. (平安壹賬通雲科技(深圳)有限公司)

Notes:
(1)
Representing 353,077,356 Shares directly held by Bo Yu as at the Latest Practicable Date, and 22,747,368 Shares represented by 7,582,456 ADSs directly held by China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”) based on public filings with the SEC and to the knowledge of the Company. Bo Yu is a company incorporated in the BVI and an indirect wholly owned subsidiary of Ping An, a joint stock company incorporated in the PRC with limited liability and listed on the Hong Kong Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An Overseas is also a subsidiary of Ping An. Bo Yu and its holding companies, including Ping An, are certain of our Controlling Shareholders. For details, please refer to the section headed “Substantial Shareholders” in this document.

(2)
Rong Chang is a company incorporated in the BVI, and established as an investment vehicle for a diverse base of over 100 senior employees of Ping An and its subsidiaries or associates (the “RC Beneficiaries”). Rong Chang is directly held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of the RC Beneficiaries, who are only entitled to economic interests in our Company held through Rong Chang. The RC Beneficiaries include certain directors of Ping An and five of our Directors, namely Dr. Wangchun Ye, Ms. Rong Chen, Ms. Sin Yin Tan, Mr. Wenwei Dou and Ms. Wenjun Wang. None of the RC Beneficiaries has more than 2% economic interest in our Company. The nominee shareholders act upon, and vote and pass resolutions in relation to the matters of Rong Chang, in accordance with the instructions from a five-person management committee (the “RC Management Committee”). As of the Latest Practicable Date, the five members of the RC Management Committee represent the RC Beneficiaries in making investment decisions for and supervise the management and operation of Rong Chang. The RC Management Committee consists of Mr. Jun Yao, the chairman of the labour union of Ping An, Mr. Jianrong Xiao, the general manager of the division of party and masses’ affairs and the vice chairman of the labour union of Ping An, Mr. Peng Gao, the head of organization and human resources department and the general manager of remuneration planning department of Ping An, and two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang. For biographies of Mr. Wenwei Dou and Ms. Wenjun Wang, please refer to the section headed “Directors and Senior Management”.

(3)
Sen Rong is a company incorporated in the BVI, and directly wholly-owned by Yi Chuan Jin, a company incorporated in the BVI. Yi Chuan Jin is in turn directly held by Mr. Jie Li and Ms. Liang Xu as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group.
Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events.
Pursuant to the amended and restated option agreement dated January 29, 2018 (the “Amended and Restated Onshore Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has also granted call options to Ping An Financial Technology, the parent company of Bo Yu (the “Onshore Call Options”) over their respective 50% equity interest in Shenzhen Lanxin Enterprise Management Co., Ltd. (“Shenzhen Lanxin”), representing 100% of his/her equity interest in Shenzhen Lanxin, and all equity interests in Shenzhen Lanxin which are derived from such equity interests after the date of the Amended and Restated Onshore Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Shenzhen Lanxin prior to Bo Yu’s exercise of the Offshore Call Options. The Onshore Call Options are exercisable, in whole or in part, during the ten year period beginning one year after the date of our Company’s initial public offering on the NYSE, or such other period as extended by Ping An Financial Technology by written notice. The exercise price of the Onshore Call Options is calculated pursuant to a formula, which is, among others things, based upon a predetermined value and a multiple of 6.8% per annum, net of any amount previously made in respect of such rate.
(4)
As of the Latest Practicable Date, Rong Chang directly held 190,660,545 Shares in our Company and 6,355,401 Shares in the form of ADSs, and Sen Rong directly held 188,061,642 Shares in our Company. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. As such, each member of the RC Group as a concert group led by Rong Chang (which in turn is controlled by the RC Management Committee) were collectively interested in approximately 32.91% of the total issued capital of our Company as of the Latest Practicable Date.

(5)
Excluding the ADS held by Ping An Overseas and Rong Chang and including (a) 81,418,938 Shares (as at the Latest Practicable Date) issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan. The ADSs representing such Shares are issued to us or the plan administrator of our Stock Incentive Plan, as applicable, to be allocated to the applicable grantees upon the exercise or vesting of awards granted under our Stock Incentive Plan. We have agreed with the Depositary that we will not, and to the extent such ADSs are issued to the plan administrator of our Stock Incentive Plan, will instruct the plan administrator not to, take any actions or exercise any discretion in respect of any corporate actions affecting such ADSs that require discretionary action by the beneficial owner of the affected Shares, exercise any voting rights in respect of such ADSs or otherwise take any action in respect of any shareholder meetings.; and (b) 368,163 Shares and 78,000 Shares (as at the Latest Practicable Date) in the form of ADSs held by Ms. Rong Chen and Ms. Sin Yin Tan, two of our Directors. With respect to the Shares held by the Depositary, the ADS holders may exercise the relevant voting rights by giving the necessary voting instructions to the Depositary pursuant to the deposit agreement.
(6)
Representing Shareholders each holding less than 0.05% of the issued Shares of our Company as at the Latest Practicable Date. These Shareholders consist of certain of our A-Round Investors, and other investors that invested in our Company following our acquisition of Vantage Point Technology and BER Technology, who have converted most of their Shares into ADSs.

(7)
The remaining minority shareholders in OneConnect Smart Technology Philippines, Inc. consist of four individuals each holding less than 0.01% interest, namely Racquel D. Tenorio, Christine G. Yu, Annie Ong Wing Huen and Tan Bin Ru. Save for Tan Bin Ru, who is a director of OneConnect Financial Technology (Singapore) Co., Pte. Ltd., the other three individuals are all Independent Third Parties.

(8)
The remaining minority shareholders in Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Shenzhen Kechuang”) are Leng Yuanliang, general manager of Shenzhen Kechuang who held 0.05% direct interest, and Fang Hua, an Independent Third Party who held 0.05% direct interest, as of the Latest Practicable Date.

(9)
The remaining minority shareholders in Beijing BER are (i) Beijing Baorun Wealth Investment Partnership (Limited Partnership) (“Beijing Baorun”) which held approximately 15.8% direct interest, whereby its executive partner is one of the founders of and the chairman of Beijing BER, Mr. Han Tongtong (“Mr. Han”) and the ultimate beneficial owners of Beijing Baorun consist of (a) Mr. Han, (b) Zhang Bin, a supervisor of Beijing BER (“Ms. Zhang”) and (c) eight other employees of Beijing BER; and (ii) Ms. Zhang who held approximately 4.2% direct interest, as of the Latest Practicable Date.

(10)
The remaining minority shareholders in Vantage Point Technology include Wang Xi, who held approximately 24.83% direct interest, and Hangzhou Lianchuang Yongyi Investment Partnership (Limited Partnership) (“Hangzhou Lianchuang Yongyi”), which held approximately 4.04% direct interest, as of the Latest Practicable Date. Wang Xi is the founder and chairman of the board of Vantage Point Technology. Hangzhou Lianchuang Yongyi is a minority passive investor, and together with its ultimate beneficial owner, Xu Hanjie, who is the executive director of the general partner of Hangzhou Lianchuang Yongyi, are Independent Third Parties. The other minority shareholders each do not hold more than 3% interest in Vantage Point Technology and are all Independent Third Parties. Our Group wrote a put option on the remaining 48.3% equity interest in Vantage Point Technology, which provides the non-controlling shareholders of Vantage Point Technology with the right to require our Group to purchase the remaining equity interest subject to the terms and conditions of the put option.

(11)
The remaining minority shareholder in Shenzhen OneConnect Information Technology Service Co., Ltd. is Shenzhen Ping An Investment Development Co., Ltd. (“Ping An Investment”), which held a 49% direct interest. Ping An Investment is wholly-owned by Ping An Bank Labour Committee, a labour union organization of Ping An Bank, which is in turn a subsidiary of Ping An.

HISTORY AND CORPORATE STRUCTURE

PRC LEGAL COMPLIANCE
SAFE Registration in the PRC
According to the SAFE Circular 37 promulgated by the SAFE on July 4, 2014 and with effect from the same date, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Resident’s Corporate Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles (the “SAFE Circular 37”), the domestic resident shall conduct foreign exchange registration for offshore investment with the SAFE before a domestic resident contributes its legally owned onshore or offshore assets and equity into an SPV, and modify corresponding registration information accordingly when any change of stipulated circumstances occurs. Failure to comply with relevant regulations on foreign exchange registration could result in punishment and subject the PRC subsidiaries of such special purpose vehicle to restrictions on foreign exchange activities, including but not limited to restriction on distribution of dividends to offshore shareholders.
Our PRC Legal Advisor have advised us that Mr. Wenwei Dou, Ms. Wenjun Wang, Mr. Jie Li and Ms. Liang Xu have completed the registration under the SAFE Circular 37 on October 25, 2017 and December 4, 2017.
M&A Rules
MOFCOM, the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry & Commerce, the China Securities Regulatory Commission, and the SAFE jointly promulgated the Rules on the Merger and Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”) on August 8, 2006, which came into effect on September 8, 2006 and was amended by MOFCOM on June 22, 2009. The M&A Rules require that a SPV, formed for overseas listing purposes and controlled directly or indirectly by PRC companies or individuals through acquisition of shares of or equity interests in PRC domestic companies shall obtain the approval of the CSRC prior to the listing and trading of such SPV’s securities on an overseas stock exchange.
Our PRC Legal Advisor have advised us that based on its understanding of the current applicable PRC laws and regulations, the aforesaid prior CSRC approval for this listing under the M&A Rules is not required because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether listings like ours under this document are subject to the M&A Rules, (ii) our wholly-owned PRC subsidiaries were not established through mergers or acquisitions of “PRC domestic companies” as such term is defined under the M&A Rules using equities as consideration, (iii) that no provision in the M&A Rules clearly classified contractual arrangements as a type of transaction subject to the M&A Rules, and (iv) this is a listing by way of introduction of a company that has been listed in the United States. However, our PRC Legal Advisor further advises that there is uncertainty as to how the M&A Rules will be interpreted or implemented.

BUSINESS

The following section sets forth updated and supplemental information since the filing of our 2021 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths, and strategies.

MISSION
Create value for financial services by leveraging our technology and expertise.
OVERVIEW
We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry, and in return collect both upfront implementation and ongoing transaction-based fees. We provide software-based technology solutions to our financial institution customers that help them to expedite their digital transformation and ensure their sustainability. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our financial institution customers to apply technologies in complex, industry-specific business scenarios. This approach enables our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks. 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions, our clients also include other service providers in the financial services industry. According to CIC, we ranked second among listed TaaS providers in China in terms of financial software and services revenue in 2020.
The diagram below illustrates the relationship between our customers, solutions, implementation methods and fee models.

†
Financial institutions can adopt our software through three different methods: local implementation, cloud implementation and API connection. In local implementation, our software is installed locally on financial institutions’ systems. This method has higher upfront capital requirements, as it usually requires customers to procure hardware to host the software in-house. Cloud implementation of our products allows financial institutions to access our readily available standardized software products hosted on our cloud. Cloud-based installation can be done quickly. This method has lower upfront capital requirements, as it requires less on-premise hardware and lower internal IT capabilities. Unlike local implementation and cloud implementation, which are generally used for the adoption of our integrated solutions, API connection is generally used to implement modules or tools on our customers’ existing solutions or systems. API connection provides a channel for financial institutions to call upon our discrete models or components anytime to retrieve the resulting data without the need to install the complete software package. The choices we offer our customers for installing our products provide them with flexibility.
*
Include transaction-based and support revenue from operation support services, business origination services, risk management services, cloud services platform, post-implementation support services and others.

We support our financial institution customers in digitizing their operation by providing integrated solutions for the industry verticals of digital retail banking, digital commercial banking and digital insurance. We also offer a Gamma Platform that consolidates a wide range of digital infrastructure that financial institutions can apply across their business. We assemble our solutions from more than 1,200 modules and 5,500 APIs. This large array of standardized modules and open APIs allows us to flexibly customize our solutions, quickly and efficiently fulfill customer needs, and reuse our components to achieve long-term cost benefits. We have been technology-driven since our inception, and the effectiveness of our solutions is driven by the technology underling them, which allows us to deliver solutions to customers across various segments of the financial industry. The technology and infrastructure underlying our solutions are concentrated in areas including AI, which enables capabilities such as digital automation; blockchain, which supports our solutions in delivering data-driven solutions in the encrypted environments that are critical to the financial industry; and cloud technology, which supports our ability to securely and remotely deliver outsourced technology services to our customers.
Market Opportunity
In the current digital era, the financial services industry has an acute need to adopt advanced technologies to keep up with innovation. The COVID-19 pandemic and the resulting changes in working arrangements have widened the performance gap between financial institutions that have invested significantly in technology and those that have not. In China, the need for financial institutions’ digital transformation is especially pronounced, as they must simultaneously compete with internet competitors seeking to disrupt the financial services industry and cope with the structural shift of their business resulting from China’s ongoing economic transformation. However, most of China’s financial institutions lack the in-house talent and capabilities to conduct their digital transformation — creating a market for integrated end-to-end solutions provided by trusted and reputable partners. Similarly, regulatory authorities and many other companies that work with financial institutions also see the benefit of digital transformation and need to upgrade their own systems and infrastructure. According to CIC, financial institutions’ total technology spending in China totaled RMB276.8 billion in 2020, and this is expected to grow at a CAGR of 23.6% from 2020 to RMB799.3 billion in 2025. In Hong Kong and Southeast Asia, financial institutions’ technology spending totaled US$0.8 billion and US$1.0 billion in 2020, respectively, and is expected to grow at a CAGR of 15.8% and 12.3% from 2020 to 2025, respectively.
Our Solutions
We integrate financial services expertise with market-leading technology to provide software to financial institutions. We offer integrated technology solutions for the industry verticals of digital retail banking, digital commercial banking, and digital insurance, providing our financial institution customers operating in these verticals with comprehensive solutions that encompass sales management, risk management and operation support services tailored to each segment. We have also built and operate our proprietary Gamma Platform, which offers a toolbox of separate solution modules that provide technology infrastructure and basic underlying technologies that financial institutions can apply to back-office functions across their operations. Our solutions are assembled from more than 1,200 modules and 5,500 APIs. Given this structure for assembling our solutions and our robust technology base, we can deploy our service offerings either on an integrated basis to deliver comprehensive end-to-end solutions or on an incremental basis to quickly respond to specific customer requirements.

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Digital Retail Banking.   We provide solutions that enable banks to enhance their retail business. Through our intelligent operation solution, we provide banks a tailored solution to more effectively manage their customer relationships and their sales and marketing efforts for retail customers. With our intelligent risk management solutions, banks can better mitigate credit risks in their retail banking operations and reduce their costs through more accurate risk assessment and process automation.

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Digital Commercial Banking.   We provide solutions that banks can use to better serve their corporate customers. These solutions integrate an intelligent service platform to assist banks’ relationship managers focusing on corporate business, an intelligent product development platform that facilitates the swift design and launch of corporate customer lending products, and an AI-empowered intelligent risk management platform that helps banks manage SME credit risks. We also provide service platforms for government agencies and regulators to facilitate SME financing and financial supervision.

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Digital Insurance.   We provide insurance companies with suites of solutions to digitalize their entire insurance process, helping them to better handle marketing, customer management and claim processing. We also provide our customers service management platforms addressing auto aftermarket scenarios and healthcare services scenarios.

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Gamma Platform.   Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of financial services industries. These include core banking, AI customer service, regtech, digitalized management, as well as technology infrastructure, including open platform, blockchain and financial cloud. The solution modules we offer under our Gamma Platform are adaptable and scalable, and financial institutions can adopt them to address their needs under diverse and complex business scenarios or on an incremental basis. In particular, financial institutions can adopt products from our Gamma Platform at their headquarters level to modernize and digitize their back-office functions and improve their internal efficiency. Unlike our digital retail banking, digital commercial banking, and digital insurance segment solutions, which provide integrated solutions applicable to a particular financial services vertical, our Gamma Platform offers a toolbox of separate solution modules that provide technology infrastructure and basic underlying technologies that can be applied across a wide range of financial services industry scenarios.

To broaden our coverage across the financial services industry, in recent years we have been expanding the reach of our ecosystem and our overseas customer base.
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Ecosystem.   We are partnering with government agencies and industry partners in developing a digitalized open ecosystem to facilitate the growth and digitalization of China’s financial services industry. For example, we have built platforms for enterprise services and trade services that enable Chinese government agencies to digitally foster SME financing services. We have also developed intelligent digital tools for Chinese regulators that enable them to digitally provide intelligent financial supervision and services. For example, in 2020 we developed an SME finance platform for a Guangdong provincial financial government agency, and in 2018 we developed Hong Kong’s first blockchain trade finance network project for a Hong Kong financial regulator. As of December 31, 2021, we had collaborated with 66 government agencies and regulators, 41 IT service providers and our ecosystem had benefited approximately two million SMEs.

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Overseas.   We continue to expand our overseas businesses. Our Hong Kong operations have been growing steadily, especially after the official launch of our virtual bank in 2020. Seizing the accelerating demand for digitalization of financial services since the COVID-19 pandemic, our digital banking solutions in Southeast Asia have gained traction with financial institutions. For example, our outreach in Southeast Asia covers 12 regional financial institutions, including the top three regional banks and two of the world’s top ten insurance companies. In April 2020, we helped the Abu Dhabi government construct a secure and reliable “digital sandbox,” which enables financial institutions and technology companies to collaborate and develop financial solutions by accessing APIs and reference architectures we make available to them through an open platform. We have also collaborated with financial institutions and enterprises in 20 countries and territories including Singapore, Malaysia and Indonesia.

Our Customers
We have established coverage across a wide range of customers. 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition, we had also served 118 overseas financial institutions and 66 government agencies and regulators as of December 31, 2021. While financial institution customers are our strategic focus, some of our solutions can also be used by other participants in the financial service ecosystem. For example, financial regulatory authorities use our Regtech solution to digitalize operations such as regulatory reporting and micro-credit companies use our solutions in providing financial services. In addition, some of our solutions can also be used by ecosystem participants on the platforms that we provide or build for our financial institution customers. For example, auto parts manufacturers can sell auto parts through our digital insurance service management platform that we provide to insurance companies.
Starting from 2021, we shifted our customer development strategy from our previous strategy of primarily expanding our customer base to a strategy of deepening customer engagement — with a focus on those customers who tend to have more sizable and stable demand for our solutions and have more potential to become premium customers, in particular premium-plus customers. In line with our strategic focus on deepening customer engagement, we categorize our customers based on a range of revenue thresholds met during any particular fiscal year. Our number of premium customers(1) grew from 473 in 2019 to 594 in 2020, and further grew to 796 in 2021. The number of our premium-plus customers(2) grew from 168 in 2020 to 212 in 2021. We believe that our numbers of premium and premium-plus customers are helpful performance indicators that measure our level of customer engagement, and increases in these categories of customers ultimately bolster our future growth.
Our Value Proposition
Many financial institutions struggle to maintain a balance between topline growth and profitability. We directly address this financial institution pain point by providing solutions that allow our customers to improve efficiency, enhance service quality, reduce costs and mitigate risks.
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Improve Efficiency:   Our solutions enable financial institutions to understand their customer needs and tailor their sales efforts to improve productivity. For example, our AI-empowered sales force management tool enables financial institutions’ sales representatives to engage with their customers through social media, and to provide anytime-anywhere service with AI-assisted phone calls and text messages.

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Enhance Service Quality:   Our solutions help financial institutions significantly improve their services and consequently generate incremental revenue. For example, our AI-based intelligent fast claim solution allows insurers to inspect car accidents, identify potential fraud and determine damage amounts swiftly and accurately, which significantly accelerates claim processing.

Notes:
(1)
Premium customers are customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year (excluding Ping An Group).

(2)
Premium-plus customers are a subset of our premium customers that have contributed revenue of at least RMB1,000,000 since the beginning of the applicable fiscal year.

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Reduce Costs:   Our solutions help financial institutions to apply automation and digitalization to reduce costs and optimize efficiency by eliminating manual operations. For example, we provide financial institutions with a chatbot application that can receive customer phone calls and respond to customer text messages in a human-like way. By applying this technology, our customers can more effectively deploy their valuable human resources.

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Mitigate Risks:   Our solutions enable financial institutions to automate their credit assessment process and more effectively manage risk. For example, our retail risk management solution provides financial institutions with tools to detect fraud, conduct credit analytics and assist in decision making, post-loan monitoring and collection.

Our Technology
Our emphasis on technology and innovation permeates all facets of our business. We had 5,652 patent applications as of December 31, 2021, and according to CIC, we ranked third globally in terms of FinTech-related patent applications as of December 31, 2021. Our patent applications related mainly to AI, big data, cloud computing, blockchain and internet-of-things for the financial services industry. We had also received 62 international awards relating to our technology as of the same date. As of December 31, 2021, we had 2,050 research and development employees, accounting for 53.4% of our total employees, which further demonstrates our innovative, technology-driven culture.
Our innovation in technology covers AI, blockchain, cloud and security.
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AI:   Our AI technology fuels many of our solutions, including biometric recognition, natural language processing, image recognition, knowledge graphing and expert decision-making. As of December 31, 2021, we had received 55 global awards for our AI technology and had submitted 1,533 AI-related patent applications in China and worldwide.

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Blockchain:   We have built our blockchain technology using our proprietary, secure and strong FiMAX architecture. This blockchain architecture integrates technologies including advanced cryptography that is resistant to attacks by quantum computers, peer-to-peer communications, and smart contracts that facilitate workflow automation. Our FiMAX architecture empowers the implementation of commercial banking scenarios, such as supply chain finance and trade finance, as these scenarios are particularly applicable to blockchain applications given their reliance on encrypted data among unrelated parties. Our FiMAX architecture won 27 technology awards between 2018 and 2021.

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Cloud:   Our Gamma FinCloud meets the highest level security standards of China’s financial services industry and complies with more than 500 construction standards issued by the People’s Bank of China (“PBOC”), the central bank of China. Our Gamma FinCloud has also been internationally recognized, having obtained over ten security certifications from global authorities and multiple awards globally, including the IDC Real Results Award in 2020.

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Security:   Our security architecture provides a secure and trusted environment throughout the data lifecycle. Our platform, built on this security architecture, has passed security tests from China’s Ministry of Public Security and National Financial IC Card Security Test Center.

Our Revenue Model
Our revenue model is primarily transaction-based, as we primarily charge our customers, which are primarily financial institutions but also include other participants in the financial services ecosystem, based on their usage of our software. For our transaction-based fees, we typically determine pricing based on factors such as usage levels, the type of transaction, and the type of software adopted by the customer. We use transaction-based pricing for transactions including loans processed, insurance claims made, and usage of risk management tools. We also include annual subscription fees for the use of our system as transaction-based revenue. Our transaction-based revenue model allows us to grow with our customers as their businesses increasingly utilize and benefit from our solutions. This mutually beneficial relationship further incentivizes us to create additional, more integrated solutions to fit our customers’ broader business needs, and ultimately forms highly resilient, long-term business partnerships. In 2020 and 2021, 74.2% and 81.4% of our revenue, respectively, was transaction-based revenue from our technology solutions. The remainder of our revenue is generated from implementation services, where we charge one-time upfront implementation fees upon completion of the installation of our solutions. We rely on these two revenue models across all of our service offerings.
Our relationship with a customer can include revenue generated under both of our revenue models. Taking our digital insurance solution as an example, at the beginning of our cooperation with an insurance company, we may charge that customer a one-time fee under our implementation services model for us to implement our solution for the customer and connect the customer to our service management platform. After this implementation, we charge the customer for ongoing services based on our transaction-based revenue model. These transaction-based fees can include both annual subscription fees for the use of our system and transaction volume-based services fees based on the volume and nature of service requests on our insurance system. Additionally, under our digital insurance solution, we also charge third-party service providers, such as providers of roadside assistance and auto parts sourcing services, volume-based commissions based on their transactions with our insurer customers that are facilitated through our service management platforms.
Our Relationship with Ping An Group
Our relationship with Ping An Group is multifaceted and is one of our core competitive advantages. As an innovator in the financial services industry, Ping An Group has been our partner for technology and application development since we began our operations. We also maintain an agreement with Ping An Group that allows us to use its intellectual properties in areas such as AI and natural language processing. On the business side, Ping An Group is our flagship customer; in addition, they provide us with testing environments for our newly developed solutions, allowing us to sell proven solutions to third-party customers. Ping An Group is also one of our Controlling Shareholders and continues to provide us with support in the form of business opportunities and strategic synergy. Our partnership with Ping An Group has contributed to our historical growth, and we expect to continue to benefit from this relationship.
Our Track Record
We have seen proven growth and margin improvement during the Track Record Period, benefitting from our increasing scale and customer quality, as well as our product standardization and increasing operating leverage.
From 2019 to 2020, our revenue grew by 42.3% from RMB2,327.8 million to RMB3,312.3 million, and our net loss margin improved by 30.4 percentage points from negative 71.3% to negative 40.9%. In 2021, our revenue grew by 24.8% to RMB4,132.4 million, and our net loss margin improved by 9.9 percentage points from negative 40.9% to negative 31.0%.
OUR STRENGTHS
TaaS provider for financial institutions with proven solutions.
According to CIC, we ranked second among listed TaaS providers in China in terms of financial software and services revenue in 2020. Our leading position allows us to better market our brand and products to potential and existing customers. According to CIC, we are also one of the leading comprehensive financial software providers in the Southeast Asia market, covering many of the region’s top banks.
Our solutions, which have been tested and proven within Ping An Group prior to being provided externally, are critical to our success. Ping An Group is a leading global financial institution, and our partnership with them provides us with invaluable insight into solutions that can be applied to financial services at large scale. This practice has allowed us to accelerate our product launch cycle, increase the value of our solutions, and ultimately bolster our competitive positioning.
Technology and innovation.
As of December 31, 2021, we had won 62 international awards relating to our technology and submitted 5,652 patent applications cumulatively. According to CIC, we ranked third globally in terms of FinTech-related patent applications as of December 31, 2021. These patent applications were mainly related to AI, big data, cloud computing, blockchain and internet-of-things for the finance industry. As of December 31, 2021, our

AI technologies, including natural language processing, image recognition and biometric recognition, had won 55 awards globally. All of these technologies are critical to the digital transformation of financial institutions and the solutions we provide.
“Technology + business” model.
We integrate our extensive financial services sector expertise with our advanced technology to develop applications that can be tailored based on our financial institution customers’ needs. Our core management team consists of experienced veterans from both the financial services and technology industries. With our expertise in the financial services industry, we can provide solutions to address scenarios that are differentiated from those provided by traditional IT or software providers. At the same time, our technological capabilities allow us to not only design the right business function, but also build and execute on the technical aspects of the systems and applications we provide. This combination of technology + business is our key competitive advantage and a driving force of how we continue to win and engage with our customers.
Ecosystem with end-to-end coverage.
We have established and are continuing to grow an ecosystem for participants in the financial services industry. Through our open platform and architecture, we connect financial institutions and technology service providers, offering them one-stop solutions and services. Our ecosystem connects a large number of participants related to financial services, including government agencies, regulators and enterprises. As of December 31, 2021, we served 66 government agencies and regulators and our ecosystem had benefited approximately two million SMEs. As of December 31, 2021, we also cooperated with 41 IT service providers. With their expertise and assistance, we can serve more business scenarios and further expand our customer coverage across the financial services industry. Our ecosystem has allowed us to provide end-to-end solutions, including applications development, infrastructure building, scenarios and customer acquisition to financial institutions.
High-quality and growing customer base.
We have a broad, high quality and growing customer base. 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition, as of December 31, 2021, we had also served 118 overseas financial institutions and 66 government agencies and regulators. We are one of the key founding members of the Internet Finance Association of Small and Medium-sized Banks, which is an alliance of over 260 small and medium-sized banks in China that promotes cooperation and innovation among its members. Our number of premium customers grew from 473 in 2019 to 594 in 2020, and further grew to 796 in 2021. Our number of premium-plus customers grew from 168 in 2020 to 212 in 2021. Revenue generated by our premium customers increased by 16.2% from RMB1,305.8 million in 2019 to RMB1,517.3 million in 2020 and further by 15.1% to RMB1,746.5 million in 2021. We believe that our deepening customer engagement with premium and premium-plus customers will further drive our future growth.
OUR STRATEGIES
Deepen engagement with banking and insurance customers.
We will continue to deepen engagement with our banking and insurance customers. We plan to offer additional products and solutions and increase customers’ usage of our solutions. Through deepening customer engagement, we can convert more of our customers to premium customers and further to premium-plus customers.
Continue to optimize our products and solutions.
We will continue to optimize our product structure to integrate single-module products to more integrated solutions, in order to deliver more comprehensive solutions and further improve our product-development cycle. This will in turn help to increase our gross profit margin and ultimately the overall profitability of our business.

Expand ecosystem footprint with more government agencies and enterprise partners.
In recent years, we have collaborated with both domestic and overseas government agencies in a variety of technology projects. These efforts not only provide us with revenue, but also enable us to connect with a large number of enterprise partners. We aim to continue empowering government agencies, regulators and enterprises to increase efficiency, enhance service quality, reduce costs and mitigate risks by leveraging our technologies. We believe these strategic collaborations will continue to enhance our competitiveness and strengthen our entry barriers.
Increase presence in overseas markets.
Our overseas business has gained significant traction in recent years, especially in Southeast Asia. We will continue to explore opportunities to provide our solutions, which have been tested and proven within China, to underserved overseas markets with strong demands for digital transformation. We aim to continue increasing our presence in overseas markets such as Hong Kong and Southeast Asia.
OUR SOLUTIONS
Under our technology + business model, we integrate financial services expertise with technology to provide software to financial institutions. The technology solutions we provide to our financial institution customers help them to expedite their digital transformation and ensure their sustainability in a demanding market. We offer integrated solutions for the industry verticals of digital retail banking, digital commercial banking, and digital insurance segments. We have also built a Gamma Platform, which offers a toolbox of separate solution modules that provide technology infrastructure and basic underlying technologies that financial institutions can apply to back-office functions across their operations. Our solutions enable our customers’ digital transformations — which helps them improve efficiency, enhance service quality, reduce costs and mitigate risks. We assemble our solutions from our more than 1,200 modules and 5,500 APIs. Given this structure for assembling our solutions and our robust technology base, we can deploy solution offerings to our financial institution customers either on an integrated basis with comprehensive end-to-end solutions or on an incremental basis to respond quickly to specific customer requirements. Our large array of standardized modules and open APIs allow us to flexibly customize our solutions, quickly and efficiently fulfill customer needs, and reuse these components to achieve long-term cost benefits.
Starting from 2021, we upgraded our product structure from single-module products to offer more comprehensive and integrated solutions. The matrix below sets forth the solutions we currently offer across the financial services industry segments we serve.
The research and development for our solutions is primarily done in-house by our research and development team. This includes the design of our software and the development of our core system, model, algorithm, and system logic. In deploying our products to customers, we generally conduct onsite deployment ourselves. For work that are labor intensive and less technologically demanding, such as front-end developing, we leverage products and onsite implementation services from external technology service providers. We are also responsible for operations and maintenance services, including software operations and maintenance such as ongoing software upgrades after implementation and ongoing day-to-day operations and maintenance services such as bug fixing and error correction.
Digital Retail Banking
Our integrated solutions for the digital retail banking segment enable banks to better serve their retail customers and better manage their retail banking business. For digital retail banking, we offer two integrated solutions: our intelligent operation solution, which helps banks to effectively manage their retail customer relationships and their sales and marketing efforts for retail customers, and our intelligent risk management solution, which helps banks better mitigate credit risks in their retail banking operations and reduce their costs through more accurate risk assessment and process automation.
Intelligent Operation
Our intelligent operation solution for retail banking includes the following offerings:
AI Banker App provides banks’ relationship managers with technology that supports them in managing their acquisition of retail customers and their relationships with retail customers. Banks’ relationship managers can use this app to effectively interact with customers anytime and anywhere through online and offline channels, including social media platforms, in-branch interactions and AI-assisted telephone communications. This app also assists bank managers in team building and management, allowing them to monitor the work of their relationship managers. Using this app, bank managers can organize daily meetings, set key performance indicator targets for their relationship managers, and track relationship managers’ performance.
The images below are illustrative of our AI Banker App:
AI Banker App System Screenshot

Illustrative English Translation
Our intelligent operation solution also offers banks a retail banking operation management platform. Banks can easily incorporate this highly adaptable platform into their existing in-house systems to better monitor their retail banking business performance at the head office level, facilitate internal communications and improve marketing efficiency. The platform’s tools help banks distill the massive amounts of unstructured data that they accumulate from different departments, different branches, and different subsidiaries within their organizations to analyze their performance and monitor profitability. This platform’s central data collection and analysis capabilities allow banks to make more informed decisions and effectively conduct targeted marketing. Leveraging our big data capacity, this platform provides customer profiling and behavior-path analysis, and based on this analysis it provides banks with comprehensive guidance for product recommendations, activity planning, cross-marketing and scenario marketing. In addition, the platform also enables banks to track the performance and progress of their marketing campaigns.
Our wealth management platform provides banks with tools they can use to improve the efficiency of their wealth management business. This platform supports banks in launching their own customer-facing portals for online sales of an array of wealth management products. These portals are supported by our platform’s digital shelf management function, which helps banks in their product risk analysis, product description drafting and product marketing. These functions assist banks in filtering and recommending suitable wealth management products based on their end-customers’ profiles. The platform also helps managers in the banks’ wealth management business with customer acquisition, product sales and customer relationship management. For example, the platform’s intelligent chatbot can help wealth managers conduct know-your-customer procedures, provide portfolio and asset allocation recommendations and conduct sales and marketing — all of which promote their remote servicing capabilities and efficiency. Through this platform, banks can develop holistic wealth management capabilities to offer tailored services and product portfolios catered to their end-customers’ wealth management needs. By offering tailored support, this platform allows banks to serve a wide range of customers from mass-market customers to high-net worth private banking customers.
Our customer incentive and management platform helps banks set up their own customer reward portals and allows banks to design, launch and manage tailored reward programs and other benefit programs for their end-customers. These programs can be based on different real-life scenarios and user habits, which increases user stickiness and loyalty. As of December 31, 2021, this platform supported over 3,000 brands and over 820,000 SKUs — covering goods, coupons, complementary services and other types of rewards and benefits. Banks can select among these rewards and benefits in deciding what to offer through their own customer rewards portals. This platform also enables banks to conveniently generate reports with key indicators to track results and feedbacks of issued rewards and benefits on a real-time basis for better end-customer profiling and precision marketing, thereby increasing their operational efficiency.
Case Study: Applying our intelligent operation solution to assist a leading city commercial bank in deeply transforming its retail banking business

Our customer is a city commercial bank in China with bank assets of RMB1.8 trillion as of June 30, 2021 and retail banking accounting for approximately 40% of its total revenue in 2021. Prior to adopting our solutions, the bank had low customer activity and its average AUM per relationship manager was low compared to peer banks. In the first step in this transformation and to assist the bank in improving its customer service and marketing capabilities, we introduced our AI Banker App to the bank. With the help of AI Banker App, the bank brought 100% of its relationship managers online and AUM recorded a 24% increase from June 2020 to June 2021. In the second step of this transformation, the bank adopted our retail banking operation management platform to help build its non-customer-facing capabilities in customer management, product management and marketing management. This platform was used to connect the bank’s eight operation centers (including customer center, product center, marketing center and management center) with database and a number of other applications.

Intelligent Risk Management
Our end-to-end intelligent risk management solution integrates the entire product risk management process — from loan origination to post-lending performance — for banks’ retail customer loan products. This solution is built on a modular system with over 100 components, and given this structure, customers can adopt it either on an integrated basis or an incremental by-component basis. This solution helps banks shorten product and system implementation cycles, reduce costs and improve operational efficiency.
Our intelligent risk management solution leverages banks’ own data, which they collect through their business operations, and data from third parties, and connects banks with high quality publicly-available data sources. Our proprietary risk assessment models analyze these data to help banks enhance risk management capabilities throughout the loan-cycle, from loan applications to post-loan management and loan collection. This solution incorporates over ten digital technologies including facial recognition, OCR, big data and machine learning to help banks digitalize and streamline their loan businesses, improve their credit analytics, reduce delinquency risk and enhance post-lending performance. For example, during the loan application process, the solution’s anti-fraud tools can detect and block fraud using our anti-fraud algorithms, device fingerprinting tools, and blacklist databases.
Case Study 1: Applying our intelligent risk management solution to assist a small regional bank in developing and growing its retail loan business

Our customer is a small regional bank in northeast China with bank assets of around RMB70 billion as of June 30, 2021 — similar to over a thousand banks in China. Before adopting our solutions, the bank’s business was focused only on its traditional, small-scale credit loan business. As a first step, the bank asked for our help in digitizing its retail loan process. But shortly after starting this work, the bank recognized that we could not only provide them with technology enhancements, but also help them in building up their loan volume. We subsequently designed and tailored a home equity loan product for this bank that optimized and shortened the loan application process from one month to three days by bringing the whole procedure online. Through the application of data analysis and AI technology, including over 400 personal tags and over ten risk control strategies, the bank achieved full loan-cycle risk management, allowing the bank to early identify non-performing loan risks, which lowered the delinquency rate of its loans by 31 basis points. During our two years of cooperation with this bank, its home equity loan business increased by seven times, its market share in the local home equity loan market increased by 25 percentage points and its account managers’ productivity (measured by the number of customers acquired per month) improved by six times. We are continuing to help this bank in transforming other loan products.

Case Study 2: Applying our intelligent risk management solution to assist a regional bank in retail banking transformation

Our customer is a regional bank in southwest China with bank assets of around RMB60 billion as of December 31, 2020. In May 2020, we assisted this bank in launching a home equity loan product that quickly and significantly increased the bank’s retail loan business. This product provides local SMEs and individual business owners with a fast funding channel for their agricultural wholesale businesses, which in turn supports local economic development. Through its adoption of our home equity loan product, the bank simplified its loan application process using an online portal, conducted direct and tailored marketing with the help of our AI technology, and shortened its loan approval and fraud detection process to 24 hours by applying our machine learning and data analysis technology. Since the launch of this product and up to June 30, 2021, the bank’s transaction volume for its home equity loan product reached RMB3.3 billion. The bank’s loan balance of individual borrowers rose by 73% as of December 31, 2020 compared to December 31, 2019. As this case study demonstrates, in helping banks with these types of transformations, supported by our more than 1,200 modules and over 5,500 APIs, we can offer financial institutions a customizable intelligent risk management solution, rather than “black box” solutions. Following this approach, by making limited technical adjustments, this whole-process digitalized transformation for home equity loans can be duplicated in other retail banking loan scenarios. This allows banks to realize whole- process intelligent risk management, omni-channel customer acquisition, and multi- scenario product offerings by adopting one platform from us.

Digital Commercial Banking
We provide integrated digital commercial banking solutions that enable our financial institutions customers to better serve their corporate customers. These solutions integrate an intelligent service platform for corporate relationship managers, an intelligent product development platform for easy-to-configure corporate customer lending products, and an AI-empowered intelligent risk management platform to manage SME credit risks. We also provide service platforms for government agencies and regulators to facilitate SME financing and financial supervision.
Commercial-Banking-as-a-Service
Leveraging our digital technology and extensive financial industry expertise under our technology + business model, we provide banks a comprehensive commercial-banking-as-a-service solution that covers their sales, product development and risk management. Our commercial-banking-as-a-service solution integrates an intelligent service platform, an intelligent product development platform and an intelligent risk management platform.
This solution’s intelligent service platform is designed for banks’ relationship managers focusing on corporate business. This solution connects these relationship managers with third-party channels and resources. It helps relationship managers digitalize and streamline their customer development, product referral and customer relationship management processes in engaging with their corporate customers, thus allowing banks to improve their corporate customers’ experience while significantly reducing operating costs.
This solution’s intelligent product development platform allows banks to shorten their product development cycle, increase speed to market, and facilitate their product portfolio management. This platform’s modules for product development can be selected and assembled in various combinations to satisfy the specific needs of each bank. For example, banks using this platform can easily design and swiftly launch a new SME loan product by customizing loan feature options such as loan amounts, interest rate and maturity period. In addition, the platform’s know-your-business product provides detailed analysis of enterprises that banks can use to design tailored products and services for their SMEs customers based on risk preferences and profitability requirements.
This solution’s intelligent risk management platform helps banks evaluate the credit and fraud risks of their SME customers throughout the loan-cycle, from initial loan application to post-lending monitoring. This platform leverages SME data from both public domains and private domains, such as banks’ own data collected through their business operation and data from third parties, and analyzes these data through our proprietary data analysis algorithms. For example, the platform’s early warning function can monitor the financial health and potential risks of an SME and its related parties and generate risk analysis and early warnings throughout the loan lifecycle to improve a bank’s risk management efficiency.

Case Study: Applying our commercial-banking-as-a-service solution to assist a foreign bank in its commercial banking digitalization — expanding from a single product purchase to the adoption of a comprehensive solution

Our customer is a leading foreign bank with bank assets of over RMB500 billion as of December 31, 2021. Foreign banks typically have more specialized service teams compared to Chinese banks. For example, for its commercial banking business, this bank had separate, dedicated teams for each of its SME, large enterprise and overseas enterprise customers. This use of separate teams can lead to resources separation, creating demand for a uniform platform entrance. In 2019, we began cooperation with this bank, which started with our development of a sales and marketing platform portal for the bank’s SME commercial banking team. Then, in an example of how we deepen our customer engagement from a single product to comprehensive solutions, from 2019 to 2021, we deepened our cooperation with the bank by developing a full-stack commercial-banking-as-a-service solution for its SME commercial banking team. Subsequently, we have also successfully cross-sold our products and solutions to other commercial banking teams within the bank, further demonstrating the customer’s recognition of and trust in our solutions.

Smart Government and Enterprise Platforms
We have developed comprehensive digital services platforms for government agencies that provide integrated credit services, cross-border trade services, financial services, and enterprise services that benefit various participants within the financial service ecosystem, including SMEs. Government agencies in China, as well as overseas, see SMEs as active participants in local economic development, substantial contributors to the local GDP and an important source of jobs, and they are focused on providing services and business environments that support them. The platforms we offer open up information and service channels between government agencies, financial institutions and SMEs. Leveraging our big data analytics, these services can generate enterprise credit profiles based on multi-dimensional analysis and comparisons of data from government agencies, financial institutions and enterprises. Together with our intelligent risk control and scoring models, we have built a multi-dimensional enterprise credit system and risk warning and publication mechanism that can assist financial institutions in improving efficiency and risk control over SMEs, which in turn provides SMEs with access to more diversified, convenient and efficient financing. At the same time, through these platforms we provide financial institutions with services, including services for banking transactions and small and micro-inclusive business operations, to help them increase their transaction volumes. Through these platforms we also offer big data analytics and data modelling to assist government agencies in building smart regulation and service platforms to enhance their service capabilities and risk prevention and control capabilities. These platforms also help to optimize the overall business operation environment for both financial institutions and SMEs.
Case Study: Applying our platform technologies to develop a governmental platform that enables digital financial services for SMEs

Moving beyond our financial institution customer base, we have extended our target market for technology services to governments and governmental agencies. In 2020, we developed an SME finance platform for a governmental finance agency in Guangdong province. Due to historical information gaps, SME borrowers applying for commercial loans have faced long application cycles, large gaps in funding availability and high loan costs. And from lenders’ perspective, in approving commercial loans to SMEs, they faced difficulties in business data collection, risk control and customer acquisition. Leveraging data resources from both the Guangdong provincial government and reliable third-parties, we developed a platform that applies big data, AI and blockchain to provide intelligent services for SME financing, supply chain financing and regulation. This platform provides a one-stop channel for SME financing for both SME borrowers and financial institutions. It allows an applicant to submit several loan applications with one-click and automatically generates the applicant’s credit report and concurrently provides it to multiple financial institutions. With this platform, SMEs applying for loans no longer need to go from one bank to another and financial institutions can access comprehensive credit data from credible resources for full loan-cycle risk management and loan servicing. When building this platform, we took into account the needs of all platform participants — the government, financial institutions, and SMEs — and designed in future scalability for the platform. New functional modules can be added to the platform on an incremental basis in accordance with evolving needs and developments. We also made bespoke alterations to this platform for use in different cities in Guangdong province to reflect the unique economic, industrial and enterprise pain points of particular cities. For example, in Chaozhou, the platform was customized to offer specialized financial products such as “tea and rural development finance,” “cultural tourism finance,” “ceramic enterprise finance,” and “non-bank finance.” As of the Latest Practicable Date, this platform had connected over 850 financial institutions offering over 1,400 financial products, had served over 1.2 million SMEs, and had facilitated commercial financing transactions of over RMB100 billion.

Our digital retail banking and digital commercial banking segments can also be viewed as a single digital banking segment due to the synergy between these two segments. For example, these two segments share resources in business development and project implementation and promotion of cross-selling.
Digital Insurance
Our integrated solutions for the digital insurance segment help insurance companies to digitalize the entire insurance process, helping them handle marketing, customer management and claim processing. We also provide our customers service management platforms addressing auto aftermarket scenarios and healthcare services scenarios. We provide these offerings under our intelligent auto insurance solution and our intelligent life insurance solution.
Intelligent Auto Insurance Solution
Our intelligent auto insurance solution helps insurers reduce losses, fight fraudulent claims and improve service quality. This solution integrates technologies, including AI and advanced analytics, and services, to automate the entire claim-processing procedure — claim submission, instant inspections and settlement, appraisal and roadside assistance, and auto parts sourcing. Insurance companies can adopt this solution as a comprehensive solution or they can select individual modules to incorporate into their own existing operational systems.
This solution’s end-to-end claim system allows insurers to streamline their claim processing procedures. Using our solution, insurers can automatically direct cases to appropriate services and processes within the system based on the severity of the claim. For complex cases, our system has complete operational and hierarchical approval functions to accelerate claims processing efficiency. For minor cases, with the help of remote inspection tools and AI loss assessment tools, our system provides insurers’ end-customers with a contactless claim settlement experience. Our end-to-end system enables insurers to more accurately and efficiently inspect and adjust claims, identify potential fraud and determine damage amounts. We also provide services and products for the assessment of auto and injury losses, as well as risk management tools and anti-fraud analytics that provide insurers flexibility in adopting and integrating our solution.
This solution’s fast claim function uses image recognition technology to make auto damage claim adjustments faster and more efficient. Users of this solution can upload photos of damaged vehicles, and the solution automatically identifies the type and degree of loss and automatically prices the claim by analyzing it against an associated database. In combination, these functions allow for the settlement of simple auto damage claims in seconds without an appraisal.
This solution also includes a service management platform for insurers and other service providers in the auto insurance claim and service segment. This platform covers claims services such as inspection, roadside assistance and repair — integrating resources and digitalizing all participants in the auto claim value chain. For example, an insurance company using this platform can source and manage third-party service providers for roadside assistance, including monitoring the status of assistance requests and applying image recognition technology to automatically verify license plate numbers and check work quality. The platform also provides auto parts sourcing services that use a transparent, centralized auto parts marketplace to reduce costs and fraud. Through the platform’s auto part sourcing app, insurers can conveniently inquire and compare pricing, procure auto parts, and manage procurement. Through the service management platform, we help insurance companies increase their access to high-quality service providers and reduce fraud risks. At the same time, we improve the operational management efficiency of service providers on the platform with technology. As of December 31, 2021, our service management platform had over 157,000 auto service providers, including 4S auto dealerships, auto repair shops, auto parts dealers, rescue companies, and appraisal companies.
Leveraging this solution, we are establishing an ecosystem centered around auto insurance claim and service scenarios.

Case Study: Applying our modular approach to help an auto insurer improve its claims processing — moving from initial adoption of individual modules to ultimately achieving end-to-end digitalization of the insurer’s entire claim process procedure

Our customer is a top 20 insurer in China’s auto insurance industry (by value of annual premiums). Before adopting our solution, this insurer faced high claim payments, rooted in its lack of effective databases for damage assessment (including databases for auto parts sourcing and vehicle damage and personal injury appraisal) and anti-fraud models and inadequate operational capabilities. These issues affected customer experience and led to low renewal rates. In 2018, the insurer adopted our vehicle damage appraisal and anti-fraud modules, which significantly improved the completeness of its database for damage assessment and helped control fraud in insurance claims. As the customer gained trust in the value of our solutions and services, we made up-sales to it in 2020 and 2021, introducing additional modules as well as our auto service management platform, helping the insurer automate its entire claim-processing procedure. Through its cooperation with us, this insurer doubled its average claim payment reduction amount (the amount by which initially claimed amounts exceed paid amounts). And with the help of our technology, the average claim payment reduction amount for each claim was approximately 10% of the initially reported claim amount. Through this deepened business relationship, in 2021 our revenue contributed by this insurer increased by 2.3 times compared with the revenue we received from our initial cooperation with it in 2018.

Intelligent Life Insurance Solution
Our intelligent life insurance solution helps insurers improve efficiency, risk control, and customer experience across their sales, policy issuance, policy claims processing and customer service.
This solution provides an end-to-end core system for health insurance providers. Leveraging our OCR technologies and medical database, this core system can digitalize and automate the entire claim process, including AI-enabled insurance underwriting and claim verification for health insurance providers. This solution also provides an intelligent system for insurance product development, which significantly accelerates the launch cycle for insurance products. Through the solution, we do not refer distribution channels or direct traffic to insurers for their marketing, but instead, our system enables insurers to connect with channels upon their selection, including their self-operated platforms or other third-party channels for insurance product distribution.
Through this solution, we also offer health insurance providers with full support in their provision of health management services to their end-customers. For example, these services connect insurers with health service providers such as hospitals, clinics, physical examination centers and pharmacies before, during and after diagnosis, enabling insurers to search, connect and allocate medical and health resources to their end-customers.
This solution also provides an app that insurance agents can use to boost their careers. This app digitalizes the processes for policy issuance, electronic policy signing and policy claims, allowing agents to engage with their customers on these tasks anytime and anywhere. In addition, powered by agent profiling and AI training technologies, an insurance agent can recruit and train his or her own team with the help of this app. For example, this app provides templates for the recruitment interview process as well as training materials. In addition, insurance companies can refer business opportunities and agent candidates to their agents through this app. Under this solution we also provide quick-to-adopt applications, such as an intelligent identity verification tool that can assist insurers with risk management and organizational optimization. We believe that by adopting this solution, our insurance company customers can increase the productivity and retention rate of their agents and improve the effectiveness of their sales and marketing, thus driving down management cost and improving efficiency.
Gamma Platform
Our Gamma Platform consolidates an array of solutions that can be applied across a wide range of financial services industries. These include core systems, AI customer service, regtech, digitalized management, as well as technology infrastructure, including open platform, blockchain and financial cloud. The solution modules we offer under our Gamma Platform are adaptable and scalable, and financial institutions can adopt them to address their needs under diverse and complex business scenarios or on an incremental basis. In particular, financial institutions can adopt products from our Gamma Platform at their headquarters level to modernize and digitize their back-office functions, such as their compliance and IT departments, and improve their internal efficiency. Unlike our digital retail banking, digital commercial banking and digital insurance segment solutions, which provide integrated solutions applicable to a particular financial services vertical, our Gamma Platform offers a toolbox of separate solution modules that provide technology infrastructure and general solutions across a wide range of financial services industry scenarios. Our Gamma Platform’s solutions can be adopted by financial institutions using our integrated solutions for digital retail banking, digital commercial banking, and digital insurance to further drive their digitalization process. The products included in our Gamma Platform include those we had already developed at the time we launched this platform in 2021, including our Gamma Open Platform, as well as new products we add to it.
We provide our Gamma Platform to our customers under our Gamma Smart Management and our Gamma FinCloud Open Platform.
Gamma Smart Management
Gamma Core
Our Gamma Core includes core banking system solutions that can be adapted and applied across different end-customer segments. Our Gamma Core banking system supports core basic banking services such as deposits, loans, accounting, customer information, payment services, operational reporting, e-banking statements and customer notifications. It also supports system solutions such as its batch scheduler, API gateway, and security facilities. Gamma Core is built on distributed system architecture so that banks can adopt it on an integrated basis or on an individual by-component basis.
AI Customer Service
Our AI customer service includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, in particular helping them to reduce headcount requirements and improve efficiency at their call centers. Our AI technology allows our financial institution customers across all verticals to replace their call centers’ paper-and-people-intensive processes and legacy infrastructure across a variety of business scenarios. For example, financial institutions can use our AI customer service’s virtual assistants module to provide online and telephone customer services, including supporting their use of chatbots to handle customer interactions that would otherwise be handled by call center workers. They can use the service’s AI phone and messaging module to support them in marketing and other functions through popular Chinese social media platforms and AI-assisted telephone communications. They can also use the service’s quality assurance module to support their post-sales follow-ups, through which financial institutions verify information and obtain customer feedback.

The image below is illustrative of the interface for our AI customer service for loan collection:
AI Customer Service System Screenshot
Illustrative English Translation
Case Study: Applying our AI customer service applications to help a leading joint-stock bank implement smart operations and process optimizations

Our customer is a top-10 joint-stock Chinese bank. Before adopting our solution, the bank had implemented only a low level of smart operation initiatives, and it had three pain points for us to address: first, it had high costs associated with its telemarketing team of over 10,000 personnel; second, its customers had to go through a long identity-verification process in using phone services (taking on average approximately 40 seconds per call); and third, it had high personnel costs in dealing with over 4 million online inquires each month. To address these issues, we designed a two-step smart operation optimization plan for the bank. We initially developed an AI customer service system that was linked with the bank’s core banking system, supporting over 10,000 tele-marketing personnel and covering over 600 business scenarios with a visualized interface. Secondly, we applied additional AI technology to revamp other aspects of the bank’s operations. For example, the bank applied our smart ID check module to shorten its user identity verification process to 18 seconds; it applied our smart database, which can provide knowledge support to over 1,400 financial scenarios; and it applied our virtual assistant module, which can handle inquiries from over 500,000 customers daily. Through its application of our AI customer service solution, the bank streamlined its telemarketing team by 94%. We expect to continue our collaboration with this bank to further improve its operations through the application of technology and save it significant operating costs.

Regtech
In the fourth quarter of 2019, we launched Regtech, our end-to-end regulatory solution for financial regulatory authorities in China, and we later included this solution in our Gamma Platform’s Gamma Smart Management offerings. This solution includes a diverse suite of modules to help regulatory authorities automate and digitalize their operations. These solutions include automatic aggregation and intelligent analyses of regulatory data, automated and customized reporting, risk monitoring and alerts, and intelligent, interactive public communications. In addition to serving our financial regulator customers, our Regtech solution can also help financial institutions comply with regulatory requirements and improve risk management more efficiently.
Digitalized Management Platform
Our digitalized management platform includes modules to help financial institutions replace their legacy back-office systems, which typically require large amounts of manual inputs, with an AI-powered system that significantly reduces operating costs. This platform offers digital infrastructure for financial institutions to manage various aspects of their businesses, including data management, smart operation management, comprehensive risk management (including asset and liability management), as well as accounting, personnel, and office management.
Gamma Open Platform
In the second quarter of 2019, we launched our Gamma Open Platform, a one-stop shop offering over 800 plug-and-play, ready-to-integrate application development components that financial institutions can adopt across their businesses.
Our financial institution customers’ IT staff, including app developers, application architects and operations and maintenance personnel, can use our Gamma Open platform’s application development components to quickly build applications and conduct intelligent application monitoring. Our Gamma Open Platform also offers technology to quickly connect applications on various systems and provide value-added services through API connections. Leveraging the application development components and the API connections we offer under our Gamma Open Platform, we can also help financial institutions build and tailor their own open platforms, and they can quickly connect financial technology service providers under various business scenarios to enrich the service scenarios covered by these platforms and improve financial institutions’ profitability. As an example of this use of our capabilities, in 2020 we built a platform supported by our Gamma Open Platform for an award-winning international financial center in Abu Dhabi that connects financial institutions, financial technology companies and regulators to jointly foster FinTech solutions.
In the third quarter of 2019, we officially launched our blockchain network-as-a-service, or BNaaS, platform, and we subsequently incorporated it as one of the technologies in our Gamma Open Platform. Our BNaaS platform integrates our cryptology technologies, blockchain technologies and financial cloud technology. Unlike conventional blockchain systems, this cloud-based platform supports an offsite deployment model that enables our customers to quickly create their own blockchain-based networks or participate in existing networks created by others. Customers can also use our BNaaS technology to develop applications to address the specific scenarios of their business.
We can offer our Gamma Open Platform through our Gamma FinCloud, which we launched in the second quarter of 2020, as well as through other commercial cloud services that our financial institution customers may select.

Our financial institution customers can adopt our Gamma FinCloud on an incremental basis, which allows those financial institutions with expensive-to-replace legacy systems to directly migrate to the cloud to securely maintain their data in an efficient setting. Our Gamma FinCloud is built in accordance with the PBOC’s Financial Cloud 500-plus security compliance requirements. It is highly scalable and can be customized and quickly combined with our financial institution customers’ existing tools, allowing them to realize needs specific to their business. Using Gamma FinCloud, financial institutions can also efficiently manage different types of clouds and automate and visualize their IT, operations and management processes.
Case Study 1: Applying our Gamma FinCloud to help a financial holding company complete its cloud migration

Our customer is a top-10 regional financial holding company in China with total assets over RMB100 billion as of December 31, 2021. Before adopting our Gamma FinCloud platform, this customer faced several challenges: first, it had high operating costs as a result of data isolation among its subsidiaries; second, its legacy core banking system was unable to support its increasingly diversified business; and third, it faced more demanding security requirements for its systems in an evolving and increasingly stringent regulatory environment. Considering these requirements, we introduced our Gamma FinCloud platform to the company, helping them to revamp their infrastructure and product and system security to revitalize their business. We designed a multi-cloud infrastructure for this company that balanced comparability, scalability and reliability to provide a unified IT infrastructure across the whole group. Through its use of application platform-as-a-service (“APaaS”) and integration-platform-as-a-service (“IPaaS”), our Gamma FinCloud platform provides the company with business and data services that it can use to swiftly respond to rapidly changing customer demands, allowing it to increase its flexibility and responsiveness at the platform level. For example, after receiving a new request, the company now can respond in minutes by bundling applications and tools readily available on our platform, allowing the company to improve its research and development efficiency by over 400% and improve its service reliability to over 99.95% (measured by SLA). In addition, Gamma FinCloud is built to support adherence to financial regulatory requirements, with three-dimensional security structure addressing management, technology and operations. After its adoption of our Gamma FinCloud, the company shortened its IT function launch cycle to less than two days, reduced its IT costs by over 40% from February 2021 to November 2021, and shortened its IT requirement fulfillment cycle by 35% from February 2021 to November 2021. In terms of security compliance, our Gamma FinCloud platform allows financial holding companies to meet their regulatory IT system security requirements at the group and subsidiary levels as well as PBOC cloud computing financial regulations for technical architecture, disaster recovery, and security.

Case Study 2: Applying our Gamma Open Platform to support fintech innovation at an award-winning international financial center in Abu Dhabi

In April 2020, we signed a cooperation agreement with an award-winning international financial center in Abu Dhabi to provide technology support for its digital lab — a “digital market” focusing on financial businesses. This digital lab, supported by our Gamma Open Platform, provides a sandbox testing environment to drive innovative transformation of financial institutions. The platform has portals for financial institutions to post their wishlists for technologies, for developers to display innovative products, and for financial industry participants to exchange insights. Empowered by our FiMAX blockchain technology, the platform provides a secure environment for data sharing and data management, which helps financial regulators to increase their use of digital regulation. The digital lab provides a secure and reliable digital environment for fintech companies and financial institutions to create and test solutions to solve real-world problems. As of March 31, 2022, the digital lab had over 110 authenticated institutions, including financial institutions from Abu Dhabi and other countries, such as UAE Central Bank, First Abu Dhabi Bank and Anglo-Gulf Trade Bank.

ECOSYSTEM
We have partnered with regulatory authorities and industry partners to develop a digital ecosystem to facilitate the growth and digitalization of the financial services industry. As of December 31, 2021, we had collaborated with 66 government agencies and regulators, 41 IT service providers and our ecosystem had benefited approximately two million SMEs. Listed below are selected examples of our ecosystem achievements and initiatives:
Enterprise service and trade service platforms to facilitate the provision of digitalized SME financing services:
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having developed Hong Kong’s first blockchain trade finance network project for a financial regulator to enhance the transparency and efficiency of trade finance;

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being the first virtual bank to participate in eTradeConnect, a project linked with a trade finance platform of the PBOC that provides SMEs in both Hong Kong and China with convenient trade finance services;

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having established Tianjin Port’s first blockchain-enabled international trade platform to facilitate cross-border business service; and

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having established a port logistics and trade blockchain platform in cooperation with a port operator in the Guangdong-Hong Kong-Macao Greater Bay Area to connect participants in the port trade process, centralize and simplify logistics processes, enable smart operations, processes digitalization and the processes for precision monitoring and financial services.

We also provide digitalized services to national and regional financial regulators to improve their operational intelligence and service quality. We entered into a strategic cooperation agreement with the technology department of a national regulator to help them improve regulatory efficiency with advanced technology. We have strategic cooperation with stock exchanges in China and Hong Kong. We have also built intelligent supervision platforms for provincial and regional regulators in China to help them enhance their risk management ability and facilitate their services provided to the markets.
OVERSEAS
We have been actively exploring opportunities in overseas markets to replicate our success in China, mainly focusing on serving major local banks and insurance companies with our financial technology solutions. Since 2018, we have expanded our business overseas to cover over 140 customers in 20 countries and territories. The revenue contributed by our international business increased from 1.1% in 2019 to 2.6% in 2020, and further increased to 3.1% in 2021.
In May 2019, we were granted a virtual banking license by the Hong Kong Monetary Authority. As of December 31, 2021, this license was one of the eight virtual bank licenses that had been granted by the Hong Kong Monetary Authority. Our virtual bank, which officially began operating in September 2020, provides diverse services, including SME banking and retail banking, with the former as its the strategic focus. Upholding “Empower Your Life” as its mission, our virtual bank is committed to providing seamless and reliable financial services to customers and promoting inclusive finance in Hong Kong. According to CIC, our virtual bank is the first virtual bank in Hong Kong to provide inclusive financial services for small and medium-sized enterprises. We are also applying for a permit to operate as a credit reference agency in Hong Kong.
In Southeast Asia, in March 2018 we established a subsidiary in Singapore as our Southeast Asia headquarters and research and development center. We also launched subsidiaries in Indonesia, Malaysia and the Philippines in December 2018, October 2020, and October 2020, respectively. Our customers in Southeast Asia include both small-and-medium-sized local banks as well as larger financial institutions, including regional top 12 financial institutions, such as the top three regional banks and two of the world’s top ten insurance companies. We have also participated in the establishment of virtual banks in the Philippines, Bhutan and Vietnam.
In Abu Dhabi, we helped the government construct a secure and reliable digital sandbox for financial institutions and technology companies to collaborate and develop financial solutions through access to high quality APIs and architectures.
BUSINESS SUSTAINABILITY
Overview
We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. Our technology solutions address the significant technology spending market for financial institutions seeking to expedite digital transformation and ensure sustainability. According to CIC, the total technology spending of financial institutions in China increased from RMB104.1 billion in 2016 to RMB276.8 billion in 2020, at a CAGR of 27.7%. With the increasing digitization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025, representing a CAGR of 23.6% from 2020 to 2025.
We have achieved strong growth since our inception. During the Track Record Period, our revenues grew by 42.3% from RMB2,327.8 million in 2019 to RMB3,312.3 million in 2020, and further by 24.8% to RMB4,132.4 million in 2021. As we grow larger, our revenue growth rate naturally stabilizes given the increasingly larger base. The number of, and revenue from, our premium-plus customers, which are our strategic focus, also increased significantly during the Track Record Period. Our premium customers increased from 473 in 2019 to 796 in 2021, and our premium-plus customers increased from 187 in 2019 to 212 in 2021. Revenue from our premium customers increased from RMB1,305.8 million in 2019 to RMB1,746.5 million in 2021, and revenue from our premium-plus customers increased from RMB1,190.5 million in 2019 to RMB1,564.5 million in 2021.
According to CIC, TaaS companies in the U.S. and China generally take over 10 years to generate positive operating cash flow and approximately 15 years to turn profitable. We were established in December 2015 and have been in operation for less than seven years. Although we have been incurring losses, our losses narrowed in the Track Record Period, both in terms of absolute amount and as a percentage of revenue. Our operating loss as a percentage of revenue was 34.0% in 2021, narrowed from 44.4% in 2020 and 73.1% in 2019. Our operating loss was RMB1,404.7 million in 2021, narrowed from RMB1,470.3 million in 2020 and RMB1,701.0 million in 2019. Our net loss as a percentage of revenue was 32.2% in 2021, narrowed from 42.7% in 2020 and 72.5% in 2019. Our net loss was RMB1,330.5 million in 2021, narrowed from RMB1,414.1 million in 2020 and RMB1,687.5 million in 2019.
The following characteristics of our business have contributed to our historical losses but we believe they will lead to the future sustainable development of our business.
Our business requires heavy investment upfront in product development and infrastructure building.
The nature of our business dictates that we need to make significant upfront investments in technology and research and development. During the Track Record Period, technology service fee related costs, which is the largest component in our cost of goods sold, grew significantly faster than our revenue. We also invested heavily in research and development to build reliable and expandable technology infrastructure and product modules, which we can further leverage for future product development. Although research and development expenses were our largest expense item during the Track Record Period, we have started to see a significant decrease in these expenses as a percentage of total revenue from 41.1% in 2019 to 32.7% in 2021.
Our solution-oriented marketing and customer care requires longer sales lead time and higher upfront labor costs and selling and marketing expenses.
We have engaged high-caliber professionals with IT and financial services expertise for marketing and sales as well as assisting customers in the adoption of our solutions. Our sales lead time historically was around six to nine months. Labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fees under our cost of revenue, accounted for 16.2%, and our selling and marketing expenses accounted for 14.2% of our revenue in 2021, respectively. As we continue to standardize our products and leverage established relationship with a large customer base, we expect these costs and expenses as a percentage of revenue to decrease over time.
Our transaction-based revenue model generates lower front-end but higher back-end revenue.
In 2020 and 2021, 74.2% and 81.4% of our revenue, respectively, was transaction-based revenue from our technology solutions. As such, our revenue highly correlates to customer usage or transaction volume. Our transaction-based revenue model allows us to grow with our customers as their businesses increasingly utilize and benefit from our solutions. This mutually beneficial relationship further incentivizes us to create additional, more integrated solutions to fit our customers’ broader business needs, and ultimately forms highly resilient, long-term business partnerships. Our relationship with customers typically starts with implementation services. Once a customer adopts our software, we continue to cross-sell and up-sell our other products, including infrastructure products to increase customer stickiness and promote the growth of transaction volume, from which we charge transaction-based fees. As a result of these efforts, our customers tend to increase their transaction volume and usage of our products the longer they stay with us. This means that we generate lower revenue when customers first adopt our solutions, and higher revenue over time as the customers’ transaction volume or usage ramps up.
Paths to Profitability
Optimizing Product Offerings
We will continue to optimize our product offerings through product integration, product standardization and infrastructure product offerings.
Product Integration
Since 2021, we have integrated 50 discrete products into three integrated end-to-end solutions spanning the financial services industry verticals of digital retail banking, digital commercial banking, and digital insurance. We believe our product integration allows us to provide our customers with a suite of modules that can be tailored to fit their business needs, which in turn, helps us further deepen customer relationships and cultivate customers’ loyalty. Our product integration also allows us to upgrade our model from incremental-based fees-where we charge fees based on the incremental transaction volume, to stock-based fees-where we charge fees based on the total transaction volume, leading to a more sustainable revenue growth. Furthermore, our streamlined product offerings allow us to be more focused when developing and enhancing our products. During the Track Record Period, our research and development expenses as a percentage of total revenue decreased significantly from 41.1% in 2019 to 35.4% in 2020 and further to 32.7% in 2021. And the growth of research and development expenses also slowed during the Track Record Period. Research and development expenses grew by 22.7% from 2019 to 2020 and by 15.3% from 2020 to 2021.
Product Standardization
We will continue to standardize our products as they mature. Our solutions are assembled from more than 1,200 modules and 5,500 APIs. As our products become more standardized, we can deploy our products more quickly and cost efficiently, therefore reducing labor-related costs and selling and marketing expenses. This trend also helps drive down research and development expenses as we can recycle these modules and API for future product development.
Infrastructure Product Offerings
We launched our Gamma Platform in 2021. Gamma Platform is a technology infrastructure platform for financial institutions. Technology infrastructure is deeply integrated with financial institutions’ daily operations, making it costly and time consuming to replace. But many of the solutions offered under our Gamma Platform can be adopted without the need for our customers to replace their existing systems. Furthermore, because the solution modules we offer on our Gamma Platform provide technology infrastructure and basic underlying technologies that are applicable across a wide range of financial services industry scenarios, it promotes cross-selling and up-selling of our other products through APIs connected to our Gamma Platform, helping to drive down our selling and marketing expenses. During the Track Record Period, our selling and marketing expenses as a percentage of total revenue decreased significantly from 27.3% in 2019 to 19.0% in 2020 and further to 14.2% in 2021.
Expanding Premium and Premium-Plus Customer Base and Deepening Customer Engagement
100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception.
We plan to continue to expand our premium-plus customer base and deepen customer engagement. As part of this core strategy, we will focus on China’s top 1,000 banks and insurance companies by providing upgraded products and platform services such as our Gamma Platform. By offering holistic solutions and infrastructure products that enhance stickiness, we expect to penetrate deeper into our existing customers base and grow our wallet share at little additional cost. We expect these initiative to increase transaction volume and generate higher-quality and sustainable revenue growth.
The number of our premium customers grew from 473 in 2019 to 796 in 2021 and the number of our premium-plus customers grew from 187 in 2019 to 212 in 2021. Revenue from our premium customer grew by 16.2% from 2019 to 2020, and by 15.1% from 2020 to 2021. Revenue from our premium-plus customer grew by 15.6% from 2019 to 2020 and by 13.7% from 2020 to 2021. Our net expansion rate for premium customers improved from 84% in 2020 to 96% in 2021, and our net expansion rate for premium-plus customer improved from 76% in 2020 to 91% in 2021.
We have adopted the following strategies to expand our premium and premium-plus customer base and deepen customer engagement:
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Growing customer stickiness through infrastructure products, such as cloud and core system products on our Gamma Platform, which are deeply integrated into our customers’ daily operations.

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Expanding the depth and breadth of our solutions: sales of end-to-end solutions, covering marketing, risk management, management and operational functions and establishing integrated, full-stack solutions from infrastructure-as-a-service, or IaaS, to platform-as-a-service, or PaaS, to meet more customer needs. For example, our relationships with auto insurers typically starts with selling a single modulated service such as risk management. As we gain better understanding of the customer, we are able to present a full suite of other modules to address customer pain points comprehensively.

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Expanding our customer servicing network: expanding the coverage of our sales and customer service activities to additional ten provinces, in addition to Beijing, Shanghai, Chengdu and Shenzhen.

Leveraging economies of scale to further optimize costs and expenses
Our historical investment in product development, customer acquisition and technology infrastructure has laid a solid foundation for us to leverage economies of scale as we grow. During the Track Record Period, our operating loss margin decreased significantly from 73.1% in 2019 to 34.0% in 2021 and our net loss margin decreased from 72.5% in 2019 to 32.2% in 2021.
On the cost side, we believe our economies of scale mainly arise from the following factors. Our business service fee costs, which consist primarily of fixed costs such as the lease of data centers and servers as well as licensing fees, are expected to grow at a lower rate compared to our revenue. Our labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fees under our cost of revenue, are also expected to decrease as a percentage of revenue due to the decreased manpower needs for implementation as we continue to standardize our product offerings. During the Track Record Period, our cost of revenue as a percentage of revenue decreased from 67.1% to 65.2%.
Our R&D expenses primarily included (i) personnel expenses for R&D related employees and (ii) technology service fee, which mainly relates to software purchases for product development at our early stage of business. During the Track Record Period, we completed many R&D projects and invested significantly to build up our technology infrastructure. We have already established a strong R&D team and going forward expect to expand our R&D team only moderately. Technology services fee among R&D expenses is expected to continue to grow in the near future given our continuous R&D efforts and ongoing product development, but this growth rate is expected to slow and R&D expenses as a percentage of total revenue are expected to generally decrease due to economies of scale. During the Track Record Period, our research and development expenses as a percentage of our revenue decreased from 41.1% to 32.7%.
With respect to selling and marketing expenses, because we have already established relationships with a large number of financial institutions, we can deploy more efficient and targeted marketing without the need for large advertisement campaigns. Furthermore, as more customers use our Gamma Platform, the incremental selling and marketing expenses of additional products become minimal. During the Track Record Period, our selling and marketing expenses as a percentage of revenue decreased from 27.3% to 14.2%.

We will also continue to leverage on our investment in supporting functions and facilities as we scale. During the Track Record Period, our general and administrative expenses as a percentage of revenue decreased from 32.5% to 20.4%.
Working Capital Sufficiency
Because our business is mostly a cash-flow business with limited non-cash items, our operating cash flow is strongly correlated with, and mainly driven by, our profitability. During the Track Record Period, our net operating cash outflow was primarily a result of our net loss. Our net loss narrowed from RMB1,687.5 million in 2019 to RMB1,414.1 million in 2020, and further to RMB1,330.5 million in 2021 as our product and customer strategies continued to pay off. Specifically,
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our product integration since 2021 allowed us to deepen customer relationships and cultivate customers’ loyalty, to upgrade our charging model from incremental-based to stock-based, leading to a more sustainable revenue growth, and to be more focused when developing and enhancing products, helping to optimize research and development expenses;

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our product standardization enabled us to deploy our products quickly and cost efficiently, therefore optimizing labor-related costs and selling and marketing expenses, as well as optimizing R&D expenses;

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our infrastructure product offerings through Gamma Platform increased customer stickiness, promoted cross-selling and up-selling of our other products, and helped drive down selling and marketing expenses; and

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our strategic focus on premium-plus customers and deepening customer engagement helped drive high-quality and sustainable revenue growth.

In addition, as we continued to benefit from economies of scale, our cost of revenue, R&D expenses, our selling and marketing expenses and our administrative expenses, each as a percentage of revenue consistently decreased during the Track Record Period. All of these led to a decrease in net loss and net loss margin during the Track Record Period, and therefore, a decrease in operating cash outflow from 2020 to 2021.
Our operating cash flow was also affected by changes in our working capital. We have set up a robust working capital management system, including (1) enhanced receivable collection efforts, (2) regular assessment on customers’ credit quality and (3) strong relationship build-up with suppliers, who are willing to offer longer payment periods. Due to our effective working capital management, during the Track Record Period, our trade receivables and contract assets turnover days shortened from 117 days in 2019 to 108 days in 2021, while trade payables turnover days increased consistently from 78 days in 2019 to 137 days in 2021. These changes have released working capital for us, which further contributed to the decrease in our operating cash outflow.
As a result of the above, our operating cash outflow decreased from RMB1,817.5 million in 2019 to RMB704.1 million in 2020, and further to RMB404.3 million in 2021, which was at a pace faster than the decrease of our net loss. We expect our operating cash outflow to continue to decrease in the coming years, as our profitability continues to improve, which in turn, is driven by a combination of steady revenue growth, slower growth in technology and R&D investments, and stable fixed costs, as our product and customer strategies and economies of scale continue to pay off.
We have a healthy cash balance to support our operations and future business expansion. Our principal sources of liquidity have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. As of December 31, 2021, we had cash and cash equivalents of RMB1,399.4 million, restricted cash of RMB1,060.4 million, and financial assets at fair value through profit or loss of RMB2,071.7 million, (RMB2,071.0 million of which were short-term wealth management products readily redeemable without restriction during ordinary course of business operation and typically redeemable within one to five days). For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. In addition, we had credit lines from banks with unutilized and unrestricted bank loan facilities totalling RMB2,201.0 million as of December 31, 2021, as the back-up/alternative source of liquidity for those liquid financial assets on our balance. We did not use up our credit lines during Track Record Period given our cash and liquid assets were usually sufficient for our liquidity management.
Taking into account of the above, we believe that we have sufficient working capital to provide ample liquidity for our continuing business operations.
The foregoing forward-looking statements on our future revenue and profitability are based on numerous assumptions regarding our present and future business strategies and the environment in which we will operate in the future. Our business growth and long-term profitability are subject to known and unknown risks, uncertainties and other factors, some of which are beyond our control, which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements set out above. For related risks, see “Risk Factors — Risks Relating to Our Business and Industry.”
OUR TECHNOLOGY AND INFRASTRUCTURE
The success of our business depends on our technology and infrastructure, which enable us to deliver innovative and effective solutions to customers across the financial services industry. We had 5,652 patent applications as of December 31, 2021. According to CIC, we ranked third globally in terms of fintech-related patent applications as of December 31, 2021. These fintech-related patent applications were mainly related to AI, big data, cloud computing, blockchain and internet-of-things for the finance industry.
Artificial Intelligence
Our AI technology enables digital automation and underlies many of our solutions to reduce personnel and other expenses, while enhancing personalized service. Our AI technology is award-winning, having received 55 awards from professional and media organizations in China and abroad, including Global Innovation Awards from the Bank Administration Institution in 2018 and 2019, First Prizes in deep learning competitions hosted by Stanford University in 2018 and 2019, First Prizes in International Semantic Evaluation Competitions from Association for Computational Linguistics in 2019 and 2020, and Best Data Analysis Technology in China (Risk Management) award from the Asian Banker in 2021. Our inclusive finance AI platform has been selected as one of the major projects in the New Generation Artificial Intelligence program incubated by China’s Ministry of Science and Technology, and in 2021 it received the Wu Wenjun Artificial Intelligence Science and Technology Progress Award (Enterprise Technology Innovation Project) from the Chinese Association for Artificial Intelligence. As of December 31, 2021, we had submitted 1,533 AI-related patent applications in China and other countries or regions. Our key AI applications include:
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Biometric recognition:   Our voice verification technology can verify a speaker’s identity by comparing the voice against previously provided samples within milliseconds; it is used in our solutions to ensure safer and faster account access. Our voice verification technology is low-cost and user-friendly, and it can support remote verification in apps, phone calls and customer services.

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Natural language processing:   Our natural language processing technology translates text inputs into formats that are computable by machines, enabling processing and analyzing of transaction documents that is much faster than human beings. This technology also includes voice recognition capabilities that support multiple rounds of spoken dialogue, enabling us to develop chatbot services for automated customer and collection services.

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Image recognition:   Underpinned by our deep-learning algorithms, we use image recognition technology to develop gesture payment applications that can replace conventional fingerprint and password checks, improving efficiency and customer experience.

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Knowledge graph:   Knowledge graphs are tools we use to integrate information collected from various recognition technologies to allow our customers to form a holistic view on subjects of interest. For example, in our retail banking intelligent risk management solution, we use knowledge graphs to help financial institutions incorporate factors such as macroeconomic and financial status, social life and internet activity in making more informed credit-approval decisions.

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Expert decisioning:   We train AI to recognize information, learn rules and eventually replace human-based decision-making processes. We have applied advanced expert decisioning technology in modules, including intelligent fast claim, anti-fraud tools and virtual assistants, to enhance our customers’ efficiency and reduce their labor costs.

Blockchain
Blockchain is an open, distributed ledger that stores transaction data in a verifiable and immutable way, which enables parties to conduct business with each other on a single, unified system. We use our blockchain technology, built upon our proprietary FiMAX architecture, which integrates technologies including advanced cryptography (which is resistant to attacks by quantum computers), peer-to-peer communications and smart contracts (which ensure trust, transparency and security for our customers’ transactions). Our FiMAX architecture supports enterprise-grade blockchain development in addressing the challenges that arise using different parties’ encrypted data in ways that maintain the integrity of each user’s encryption. Combining FiMAX’s patented crypto-controlled data-sharing algorithm and per-field encryption technologies, we believe that FiMAX is one of the first technology platforms in the industry to achieve data connectivity while retaining various users’ data encryption — features that are critical for real life applications in the financial services industry. Our FiMAX architecture is widely recognized in the industry and won 27 technology awards between 2018 and 2021. In 2019, FiMAX won the Best Blockchain or Distributed Ledger Technology Award from the Asian Banker, and the Outstanding FinTech Achievement and the Best Application of Advanced Technology in a Product or Service from Bank Administration Institution. In 2020, FiMAX was included in the Top 30 list of the 2020 China Blockchain entities and was rewarded for its contribution to the Blockchain Industry of the Year by the 5th Golden Gyro Awards.
Cloud
According to CIC, we are one of the leading cloud service providers in China, with our cloud technology meeting the top security standards of China’s financial services industry. Our proprietary Gamma FinCloud has multiple data centers across China and is constructed in compliance with more than 500 standards issued by the PBOC. Our technology has been internationally recognized. For example, our Gamma FinCloud received multiple awards globally, including the IDC Real Results Award in 2020, where we were the only Chinese company selected. Building on this infrastructure, our solutions have the following key cloud-related features:
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Cloud-native flexibility:   Our solutions are cloud-native, as they were all created and developed for a cloud-based environment. This approach allows our customers to focus on business agility — while we undertake their IT responsibilities. Cloud-based deployment, which does not require our customers to install significant technical infrastructure, helps financial institutions, who may have limited budgets and IT capabilities, to deliver financial services that match their end-customers’ expectations for faster and more seamless digital experiences. We can also provide on-premise installations of most of our solutions for our customers if they wish us to.

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Modular software architecture:   Our modular software architecture consists of separate modules that can be combined or replaced without affecting the rest of the customer’s system. This advanced architecture gives our customers increased flexibility in adding or removing functions, and it speeds up the deployment of new capabilities, features and functionalities. Our modular software architecture is horizontally scalable, which allows our customers to easily subscribe, deploy and upgrade additional modules as their operational needs expand. Our architecture and offerings facilitate cost-effective expansion compared to on-premise solutions.

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Reliability and availability:   Our technology has built-in software and hardware redundancy. Our platform is built on distributed computing architecture so that a single point of failure does not cause the entire system to fail. Our innovative cloud won the IDC Real Results Award in 2020. In 2020 and 2021, major Gamma FinCloud applications, on which our applications are hosted, had an SLA exceeding 99.99%. To support our Gamma FinCloud, we currently have four disaster recovery centers equipped with six-level disaster tolerance in south and east China.

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Safety:   Our cloud computing service has passed an assessment in accordance with the measures jointly promulgated by China’s CAC, the NDRC, the MIIT and the Ministry of Finance. We have also obtained the TRUCS certification, which is an authoritative cloud computing evaluation system in China. Our Gamma FinCloud has obtained ISO20000, ISO22301, ISO27001, ISO27017 and ISO27018 certifications, certifying that we meet the standards for IT service management, business continuity management, international information security, personal information protection, and software development, operation, and maintenance quality management. Our Gamma FinCloud has also obtained grade-4 security protection certification in accordance with information security protection-related regulations promulgated by Ministry of Public Security of China and three other authorities, validating it as a secure and credible cloud service provider. We continually improve and enhance our system security through routine checks and timely upgrades.
Security
Our security architecture provides a secure and trusted environment throughout the data life-cycle. Through our use of ciphertext calculation and authorization management, our secured architecture ensures data security across data storage, data transmission and data processing. This architecture also supports secured multi-party computation, data access and ownership separation, digital forensics and digital asset verification.
According to CIC, in the future, ciphertext computing, data right confirmation, and data authentication will be the three core elements for data circulation and data protection in ciphertext environments. We believe our security architecture can help financial institutions and government agencies resolve privacy issues in data processing in their digitalization reforms, and will further promote a digitalized ecosystem that integrates data from different industries and ensures security and order in data sharing.
Our platform, built on this security architecture, has passed the security tests from the Ministry of Public Security of China and the National Financial IC Card Security Test Center.
RESEARCH AND DEVELOPMENT
We invest significant resources in research and development, not only to support our existing business and enhance our existing solution offerings, but also to incubate new technological and business initiatives to enable us to continue to lead our competition. Our research and development capacity has been recognized by the Capability Maturity Model Integration Institution as level 5, the highest maturity level. We incurred RMB956.1 million, RMB1,173.3 million and RMBB1,353.0 million of research and development expenses in the fiscal years ended December 31, 2019, 2020 and 2021, respectively, accounting for 41.1%, 35.4% and 32.7% of our total revenues during these same respective periods.
Our experienced scientists and engineers dedicated to research and development are the source of our continued innovation. As of December 31, 2021, we had 2,050 research and development employees, representing 53.4% of our total employees. Our research and development team includes data scientists, computer scientists and software engineers.
Our research and development expenses primarily consist of technology service fees we pay for outsourced technology services in relation to our cloud and IT infrastructure, employee benefit expenses relating to our research and development employees, and amortization of intangible assets. Our amortization of intangible asset recognized in research and development costs consists of amortization of platforms and applications used as the foundation of our research and development, which represent applications and platforms contributed by Ping An Group relating to research and development. Applications and platforms contributed by Ping An Group relating to research and development had been fully amortized by July 31, 2019.
INTELLECTUAL PROPERTY
We protect our intellectual property rights through a combination of patent, copyright, trademark, trade secret and other intellectual property laws, as well as confidentiality agreements and clauses for major technology cooperation, business operations and investment projects. In general, our employees are required to enter into standard employment agreements that include a clause acknowledging that all inventions, trade secrets, developments and other processes generated by them on our behalf are our property and assigning to us any ownership rights that they may claim in those works.

As of December 31, 2021, we had submitted 4,127 patent applications in China and 1,525 in other countries or regions, and owned approximately 173 registered domain names, including our official website. As of the same date, we owned 754 copyrights and 951 trademarks in various categories. In addition, we had 193 trademark applications in various categories that were pending registration. We intend to pursue additional patent and other intellectual property protections, both in China and elsewhere, to the extent we believe it would be beneficial and cost-effective.
Our intellectual property is subject to risks of theft and other unauthorized use, and our ability to protect our intellectual property from unauthorized use is limited. In addition, we may be subject to claims that we have infringed the intellectual property rights of others. During the Track Record Period and up to the Latest Practicable Date, we did not have any material disputes or any other pending legal proceedings regarding intellectual property rights with third parties.
USER PRIVACY AND DATA PROTECTION
We are dedicated to data privacy protection. We have adopted policies that establish authorization mechanisms for data usage, data classification, approval procedures and access rights for confidential data. Our service agreements include terms to ensure that our customers have obtained appropriate consents from their end-customers to collect, use and disclose their data in compliance with applicable laws and regulations. When providing cloud-based targeted marketing services, we leverage our AI and other advanced data tools to develop algorithms to translate data into anonymous, transferable insights without accessing personal details. Furthermore, we adopt data encryption and firewalls to ensure the secured storage and transmission of data and prevent unauthorized access or usage of data. We also rely on our internal policies to prevent our systems from being infiltrated or our data being accessed or disclosed improperly. Our personal information management policy clearly sets out how we are to collect, protect and store personal information, including (i) limiting the use of the personal information for collection purposes; (ii) establishing a strict authorization policy to limit the access of authorized parties; (iii) encrypting and desensitizing user data whenever necessary; and (iv) conducting an internal review and approval process for any material revision, copying or downloading of personal information. In addition, we have implemented enhanced data security measures and technologies and adopted a data classification and grading system that offers various levels of data protection. We limit access to sensitive data on a “need-to-know” basis according to the importance and sensitivity of data, which reduces human review and intervention in the processing of those data, to minimize the possibility of data leakage and unnecessary privacy invasion.
As the regulatory regime for data security and privacy is constantly evolving, we are closely watching legislative developments affecting data security practices. We have an internal department responsible for closely monitoring and assessing the fast and ever evolving legislative and regulatory environment, and we maintain ongoing consultations with relevant government authorities to seek guidance on the applicability and interpretation of relevant laws and regulations. We also maintain frequent communications with our legal advisors, including PRC data law specialists, to keep abreast of the latest regulatory developments and receive prompt advice on fulfilling any applicable requirements in relation to our data security and personal information protection practices. We believe that with the measures we have in place, we can continually adjust our internal policies in response to new regulatory developments, update our practices for network security, data compliance and personal information protection as appropriate, and timely take any necessary rectification measures, to ensure compliance with the cybersecurity and data-related laws and regulations and any other relevant measures or regulations if and when they come into effect.
Data access requests we receive from third parties are subject to our formal evaluation and approval procedure based on the necessity and scope of the access requests and appropriate consent from users. According to our personal information management policy, we typically enter into confidentiality agreements with third-party suppliers that require them to undertake data protection measures, limit the use of personal information to what is necessary and assess their capabilities for personal information protection. We also review the qualifications of third-party suppliers and the category of information to be processed by them to ensure that data access is limited to the authorized scope. In addition, we will continue to update our policies involving third parties on a regular basis in order to reflect any new data protection rules and policies.
During the Track Record Period and up to the Latest Practicable Date, we had not received any claim from a third party against us alleging our infringement of any party’s right to data and privacy protection as provided by any applicable laws or regulations in the PRC or any other jurisdiction.

For additional information, see the section titled “Risk Factors — Risks Relating to Our Business and Industry — Failure to comply with existing or future laws and regulations related to data security, data protection, cyber security or personal information protection could lead to liabilities, administrative penalties and other regulatory actions, which could negatively affect our operating results and business.”
CUSTOMERS
We have established significant coverage across a wide range of customers. 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition, as of December 31, 2021, we had also served 118 overseas financial institutions and 66 government agencies and regulators. While financial institution customers are our strategic focus, our solutions can also be used by other participants in the financial service ecosystem including financial regulatory authorities that use our Regtech solution to digitalize operations such as regulatory reporting, and other participants that provide financial services such as micro-credit companies. In addition, our solutions can also be used by ecosystem participants on the platforms that we provide or build for our financial institution customers. For example, auto parts manufacturers can sell auto parts through our digital insurance service management platform that we provide to insurance companies.
The number of our premium customers increased from 473 in 2019 to 594 in 2020, and further to 796 in 2021. In 2020 and 2021, our premium customers included 168 and 212 premium-plus customers, respectively.
During the Track Record Period, aggregating Ping An and its subsidiaries as one customer, Ping An Group was our largest customer, contributing 42.7%, 52.1% and 56.1% of our total revenue in 2019, 2020 and 2021, respectively. Aggregating Ping An Group as one customer, we generated revenue of RMB1,492.9 million, RMB2,247.5 million and RMB2,979.4 million from our five largest customers, accounting for 64.1%, 67.9% and 72.1% of our total revenue, respectively, during the same respective periods. Besides Ping An Group, our five largest customers also included Lufax Holding Ltd., which was an associate of Ping An Group as of the Latest Practicable Date. In 2019, 2020 and 2021, our sales to Lufax Group accounted for 12.8%, 10.4% and 10.4% of our total revenue, respectively. See “Risk Factors — Risks Relating to Our Business and Industry — Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.” See “Connected Transactions” for details of historical transaction amounts and terms of our transactions with Ping An Group.
Ping An is a joint-stock limited company incorporated in the PRC with limited liability, and its shares have been listed on the Main Board of the Stock Exchange since 2004 and on the Shanghai Stock Exchange since 2007. Ping An Group is a financial services group which holds a full suite of financial services licenses in China and its operations span across the insurance businesses, banking business, asset management business and technology business. Lufax Holding Ltd is an exempted company incorporated in the Cayman Islands, and its ADSs have been listed on the NYSE since October 2020. Lufax operates a personal financial services platform in China which is primarily engaged in the provision of personal lending for small and micro-business owners through its retail credit facilitation business and wealth management solutions to individuals in China through its wealth management business. Ping An Group held 41.6% of Lufax Group’s ordinary shares as of the Latest Practicable Date based on public filings with the SEC.
Our customers are primarily located in China. We believe that we maintain strong relationships with our major customers.
The terms of our standard services agreement that we enter into with our customers are summarized below.
Term:	Typically one year to three years
Pricing:
We primarily charge transaction-based fees based on the customer’s usage of services, such as business origination service, operation support service, risk management services, and cloud platform services. We also charge one-time fees for implementation services based on actual time and material incurred or according to pre-agreed payment schedules.

Credit Term:	Typically 10 to 30 days following the invoice date

Ownership:
All intellectual property rights relating to the solutions that we deliver under the agreement, including but not limited to copyrights, patents ownership of the proprietary technologies and trademarks, belong to us. The other party may not conduct any reverse engineering, decompiling, disassembly or use other methods to obtain the source code or underlying algorithms of the software, hardware and related technologies provided by us or to otherwise engage in activities that may harm our proprietary rights. For products that we customized for a particular customer, the intellectual property rights may either belong to that customer or we may share intellectual property rights with that customer, depending on the particular arrangement.

Termination:	Either party may terminate the agreement prior to the term ending upon mutual consent.
The following tables set forth a summary of our five largest customers for the years indicated.
Rank	Five Largest Customers for the Year Ended December 31, 2019	Background	Objects of Transaction	Lengths of Relationship with the Company	Transaction Amounts	Percentage Contribution to the Company’s Total Revenue
					(RMB’000)
1	Customer A	Ping An Group	Implementation; business origination services; risk management services; operation support services; post- implementation support services; and others	4 years	998,749	42.9%(1)
2	Customer B	Lufax Group	Implementation; business origination services; risk management services; operation support services; post- implementation support services; and others	4 years	373,620	16.1%(1)
3	Customer C	A micro-credit company	Implementation; post-implementation support services	1 year	46,292	2.0%
4	Customer D	A technology company focusing on technology development, consultation and services	Business origination services	1 year	43,119	1.9%
5	Customer E	A financial consultation company	Business origination services	1 year	31,092	1.3%

Rank	Five Largest Customers for the Year Ended December 31, 2020	Background	Objects of Transaction	Lengths of Relationship with the Company	Transaction Amounts	Percentage Contribution to the Company’s Total Revenue
					(RMB’000)
1	Customer A	Ping An Group	Implementation; business origination services; risk management services; operation support services; cloud services platform; post- implementation support services; and others	5 years	1,730,038	52.2%(1)
2	Customer B	Lufax Group	Technology Solutions	5 years	374,826	11.3%(1)
3	Customer F	A trusts company	Operation support services	2 years	73,267	2.2%
4	Customer G	A financial company providing outsourcing services to financial institutions	Business origination services	2 years	39,623	1.2%
5	Customer H	Ping An International Smart City Technology Co., Ltd., which is a technology company under Ping An ecosystem that focuses on the smart city construction and an associate of Ping An based on public information	Implementation; Risk management services	1 year	29,716	0.9%

Rank	Five Largest Customers for the Year Ended December 31, 2021	Background	Objects of Transaction	Lengths of Relationship with the Company	Transaction Amounts	Percentage Contribution to the Company’s Total Revenue
					(RMB’000)
1	Customer A	Ping An Group	Implementation; business origination services; risk management services; operation support services; post-implementation support services; and others	6 years	2,315,220	56.0%(1)
2	Customer B	Lufax Group	Technology Solutions	6 years	460,723	11.1%(1)
3	Customer I	A company focused on auto parts	Other services: sourcing auto-parts and supplies through our service management platform under intelligent auto insurance solution.	2 years	114,597	2.8%
4	Customer J	A government agency providing project bidding and proposal services	Operation support services	2 years	52,080	1.3%
5	Customer K	A financial institution	Implementation	1 year	36,806	0.9%

Note:
(1)
Based on revenue from whom we directly charge to instead of from end-customers who receive our service. See Note 5.2(a) to the Historical Financial Information.

To the knowledge of our Directors, as of the Latest Practicable Date based on public filings with the Hong Kong Stock Exchange and SEC, (i) Ping An Group, through Bo Yu and Ping An Overseas, indirectly held 32.12% of our Shares based on public filings with the SEC and to the knowledge of the Company; (ii) Lufax Group was an associate of Ping An, Mr. Wenwei Dou and Ms. Wenjun Wang; (iii) Ping An International Smart City Technology Co., Ltd., one of our five largest customers during the Track Record Period, is an associate of Ping An; and (iv) Ms. Sin Yin Tan, our non-executive Director, held interest of less than 0.01% in Ping An. Save as aforesaid, to the knowledge of our Directors, none of our Directors and their respective close associates or any Shareholders holding more than 5% of our issued share capital had any interests in any of our five largest customers for each year/period of the Track Record Period as of the Latest Practicable Date.
SUPPLIERS
During the Track Record Period, aggregating Ping An and its subsidiaries as one supplier, Ping An Group was our largest supplier, contributing 40.5%, 50.3% and 46.3% of our total purchases in 2019, 2020 and 2021, respectively. See “Risk Factors — Risks Relating to Our Business and Industry — Failure to maintain, enlarge and optimize our customer base or strengthen customer engagement may adversely affect our business and results of operations.” Our top suppliers include, among others, (i) technology service providers, which provide our customers with technology services and host our cloud-based infrastructure; (ii) outsourcing partners, including, for example, those who provide our customers with technology services on our behalf, primarily related to onsite implementation services, (iii) service providers in our digital insurance business, including, for example, those who provide us with roadside assistants, auto part sourcing and insurance assessment services, and (iv) our channel partners, which provide traffic for financial institutions in the course of business origination services. Aggregating Ping An Group as one supplier, the total purchases from our five largest suppliers amounted to RMB860.3 million, RMB1,468.9 million and RMB1,940.4 million, accounted for 45.9%, 57.5% and 58.6% of our total purchase, respectively, during the same periods.
The following tables set forth a summary of our five largest suppliers for the years indicated.
Rank	Five Largest Suppliers for the Year Ended December 31, 2019	Background	Major Services/Products Purchased	Lengths of Relationship with the Company	Transaction Amounts	Percentage Contribution to the Company’s Total Purchases
					(RMB’000)
1	Supplier A	Ping An Group	Technology services	4 years	758,505	40.5%
2	Supplier B	A car service company providing roadside assistance, emergency power-up services	Roadside assistance, emergency power-up services	1 year	27,957	1.5%
3	Supplier C	An insurance assessment services company	Auto insurance adjustment service	1 year	26,999	1.4%
4	Supplier D	An advertisement company	Advertisement services	1 year	24,598	1.3%
5	Supplier E	A company focused on information technology and operational support	Customer acquisition	2 years	22,235	1.2%
Rank	Five Largest Suppliers for the Year Ended December 31, 2020	Background	Major Services/Products Purchased	Lengths of Relationship with the Company	Transaction Amounts	Percentage Contribution to the Company’s Total Purchases
					(RMB’000)
1	Supplier A	Ping An Group	Technology services	5 years	1,285,595	50.3%
2	Supplier B	A car service company providing roadside assistance, emergency power-up services	Roadside assistance, emergency power-up services	2 years	96,361	3.8%
3	Supplier F	A company providing financial guarantees	Data services	2 years	40,741	1.6%
4	Supplier D	An advertisement company	Advertisement services	2 years	23,668	0.9%
5	Supplier G	A company focused on AI technology	Technology services	2 years	22,527	0.9%

Rank	Five Largest Suppliers for the Year Ended December 31, 2021	Background	Major Services/Products Purchased	Lengths of Relationship with the Company	Transaction Amounts	Percentage Contribution to the Company’s Total Purchases
					(RMB’000)
1	Supplier A	Ping An Group	Technology services	6 years	1,534,302	46.3%
2	Supplier B	A car service company providing roadside assistance, emergency power-up services	Roadside assistance, emergency power-up services	3 years	199,192	6.0%
3	Supplier H	An auto part sourcing company	Auto part	1 year	105,314	3.2%
4	Supplier I	An information technology company	Outsourcing services	6 years	53,789	1.6%
5	Supplier J	An information technology company	Outsourcing services	6 years	47,834	1.4%
Our suppliers are primarily located in China. We believe that we maintain strong relationships with our major suppliers.
The terms of our standard supply agreement that we enter into with our suppliers are summarized below.
Term:	Typically within one year to two years
Pricing:	Technology service provider: prices of technology service providers are typically based on actually usage of services at pre-agreed rates
Outsourcing partner: prices of outsourcing partners are typically based on the number of working staff and the number of days prior to the term ending or according to pre-agreed scheduled
Service provider and channel partner: prices of service providers and channel partners are typically based on actually usage of services at pre-agreed rates
Credit Term:	Typically from 15 to 45 days following the invoice date.
Payment:	We generally settle payments with our suppliers based on development progress.
Delivery and inspection:	The deliverables from suppliers are subject to our inspection, and we may require the supplier to improve the deliverables until the supplier can satisfy our acceptance standard.
Data privacy:
Both parties shall comply with applicable laws and regulations on data privacy, by adopting comprehensive data security policies and taking effective measures and establishing data security assessment, monitoring and warning mechanism to ensure data security.

Termination:	Either party may terminate the agreement upon mutual consent.
To the knowledge of our Directors, as of the Latest Practicable Date, based on public filings with the Hong Kong Stock Exchange, Ms. Sin Yin Tan, our non-executive Director, held interest of less than 0.01% in Ping An Group. Save as disclosed above, to the knowledge of our Directors, none of our Directors and their respective close associates or any Shareholders holding more than 5% of our issued share capital had any interests in any of our five largest suppliers for each year of the Track Record Period as of the Latest Practicable Date.
OUR RELATIONSHIP WITH PING AN GROUP
We began in December 2015 as the financial technology solution arm of Ping An Group. Ping An Group is incorporated under the laws of China, with its shares listed on both the Shanghai Stock Exchange and the

Hong Kong Stock Exchange. Established over 30 years ago, Ping An Group holds a full suite of financial services licenses and its operations span the insurance, banking, securities, trust, investment, leasing, healthcare and technology industries. Ping An Group is committed to developing next-generation technology and stands at the forefront of digital transformation.
We enjoy a strong partnership with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our solutions, and a flagship customer showcasing our capabilities. Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology infrastructure such as cloud infrastructure. Ping An Group also provides us with a diverse, reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem. Our strategic partnership with Ping An Group has contributed to our growth significantly, and we expect it to continue to do so.
We and Ping An Group cooperate under a Strategic Cooperation Agreement with a term extending until ten years after completion of our initial public offering in the U.S. on December 17, 2019, subject to Ping An Group continuing to hold or beneficially own at least 30% of our shares. Under this agreement, Ping An Group will give preference to us in choosing its partner for providing technology service and solutions to external financial institutions. Ping An Group will also give preference to us in purchasing banking and non-banking solutions. Under the same agreement, Ping An Group has granted us non-transferable rights to use, duplicate, modify and sell Ping An Group’s existing technologies to financial institutions globally. With this long-term Strategic Cooperation Agreement, we believe we will continue to benefit from Ping An Group’s development of technologies and to leverage Ping An Group’s know-how, customer insights, and application scenarios in developing new technology applications. While the Strategic Cooperation Agreement between Ping An Group and us is subject to Ping An Group continuing to beneficially own at least 30% of our shares, Ping An Group has confirmed that it intends to continue to honor the arrangement under the Strategic Cooperation Agreement in the future, and will not take the shareholding threshold of at least 30% as a pre-condition.
We and two Ping An Group subsidiaries cooperate under a technology service agreement, or the Technology Service Agreement, under which those two subsidiaries provide us a wide range of technical infrastructure, technology support and maintenance. This agreement has a term ending at the end of 2021. As no objection was raised by any party one month prior to the end of 2021, the agreement has been automatically extended for another year thereafter, according to the renewal term. The payments under the agreement are based on arm’s-length pricing. Upon Listing, the provision of services under the Technology Service Agreement will be governed by the Services and Products Purchasing Agreement entered into between our Group and the subsidiaries and associates of Ping An, which will take effect from the Listing Date. For details of the Services and Products Purchasing Agreement, please refer to the subsection headed “Connected Transactions — Non-Exempt and Partially Exempt Continuing Connected Transactions — 4. Services and Products Purchasing Agreement” in this listing document.
Ping An Group is also our principal shareholder. The total Shares held by Ping An Group, through both Bo Yu and Ping An Overseas, was 32.12% of our Shares as of the Latest Practicable Date based on public filings with the SEC and to the knowledge of the Company. See “History and Corporate Structure — Corporate Structure” for more information. When exercising its rights as our shareholder, Ping An Group may take into account not only the interests of our Company and our other shareholders but also its own interests, the interests of its public shareholders and the interests of its other affiliates. The interests of our Company and our other shareholders may conflict with the interests of Ping An Group and its public shareholders and other affiliates. For additional information about the risks in connection with our relationship with Ping An Group, see “Risk Factors — Risks Relating to our Business and Industry — Ping An Group is one of our Controlling Shareholders, our strategic partner, our most important customer and our largest supplier. Any deterioration of our relationship with Ping An Group could have a material adverse effect on our results of operations, business and growth.”
SALES AND MARKETING
Our customer acquisition approach is built around our pricing model, sales team composition, and industry-specific marketing and promotion. We charge upfront fees for the installation of our products and use transaction-based pricing for ongoing services. We market our services through our sales and business development team who has extensive experience in both financial services and technology industries. Our relationship managers, leveraging their previous working experience, usually have direct executive-level relationships with our existing and target customers. As of December 31, 2021, our sales team included 321 sales professionals, divided into four sales areas, strategically located in Beijing, Shanghai, Chengdu and Shenzhen to be close to our customers. We employ a variety of marketing methods to promote our brand recognition as a reliable and innovative financial technology solution provider with a proven track record. In 2020 and 2021, we hosted 34 and 46 major industry conferences or product releases, respectively. We are one of the key founding members of the Internet Finance Association of Small and Medium-sized Banks, an alliance of over 260 small and medium-sized bank members in China that promotes cooperation and innovation among its members.
CORPORATE SOCIAL RESPONSIBILITY
We believe the best approach to corporate social responsibility is through embedding elements of social responsibility in our business. Since our founding, we have been upholding our commitment to corporate social responsibility through engaging public interest initiatives as well as by extending the benefits of our ecosystem to the community at large.
As a leading technology-as-a-service platform, we believe in the power of technology and talent. Through the establishment of digitized government platforms, we promote the realization of inclusive finance and help the development of SMEs. We are also answering the call for the construction of the Guangdong-Hong Kong-Macao Greater Bay Area by establishing port logistics and trade blockchain platforms. We are also collaborating with a world-leading financial exchange to deploy a suite of tech solutions to streamline its ESG reporting standards and templates. In addition, we use our technologies to help financial institutions reduce energy consumption during their construction of IT infrastructure and increase their operational efficiency to protect the environment.
We are committed to sustainability as part of our corporate strategy, and we strive to cultivate a sustainable mindset among our employees and work environment. We have conducted a series of office policies that aim to reduce waste and carbon emissions of both our Company and our employees. We ask our employees to be mindful of the environment when consuming office supplies, such as using double-sided printing and only printing when necessary. In our offices, we have internal policies for when and how air conditioners are to be used, based on temperature and time.
In early 2021, we launched a “love and technology, grow together” charity plan, targeting to bring science and technology enlightenment, teaching support and education supplies to over a hundred hope primary schools under Project Hope. As part of this program, we visited a hope primary school in Ji’an Jiangxi province in June 2021, for which we donated a music classroom and machines that can help students get in touch with their parents who work in other cities, in 2019.
HEALTH, WORK SAFETY, SOCIAL AND ENVIRONMENTAL MATTERS
We do not operate any production facilities. We are not subject to significant health, work safety, social or environmental risks. To ensure compliance with applicable laws and regulations, from time to time, our human resources department will, if necessary, adjust our human resources policies to accommodate material changes to relevant labor and work safety laws and regulations. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility.
Our Board has the collective and overall responsibility for developing, implementing and reviewing our strategies, policies and objectives related to environmental, health, safety and social matters (“ESG”), and evaluating, determining and addressing our relevant risks at least once a year. Our Board may assess or engage independent third parties to evaluate ESG-related risks and review our existing strategy, targets and internal controls. We will implement necessary improvements in our ESG-related measures to mitigate these risks. Our Board has adopted an ESG policy that sets out our key ESG-related objectives. We will establish an ESG Oversight Committee at our management level which will have responsibility for the identification, evaluation, prioritization and management of material ESG-related matters. Our ESG Oversight Committee will meet no less than annually to identify, evaluate and manage progress of annual key objectives agreed by our Board. If the ESG Oversight Committee considers it necessary, it may engage a third-party consultant to support us in fulfilling our ESG objectives. If we engage such third parties, the ESG Oversight Committee will have responsibility for managing the consultant. The ESG Oversight Committee will also have primary responsibility for preparing our ESG Report. We will incorporate ESG-related matters into our various training programs. The ESG Oversight Committee will report to our Board on an annual basis. Our Board will review the ESG policy, goals and targets annually and approve the publication of our ESG report.
Given the nature of our business, we do not believe that there are significant environmental or climate-related risks that impact our business, strategy or financial performance. We believe that we had complied with applicable laws and regulations related to ESG in all material respects as of the Latest Practicable Date. Nevertheless, we continue to monitor climate-related risks and implement relevant measures to minimize potential physical and transition risks.
In addition, we make efforts to save electricity energy in our daily office life as a part of our corporate culture. We operate most of our businesses digitally and utilize cloud-based services to reduce consumption of paper and renovate our offices with environmental-friendly materials, in an effort to keep our carbon consumption low. For example, we arrange our office superintendents to inspect the building regularly and turn down the lights in empty rooms. We have imposed office policies for air conditioning in considerations of season, weather and use scenarios to manage the energy consumption of air conditioning and have displayed notices adjacent to the air conditioners to remind our employees of the environmental impact. In line with our vision for sustainable development, we oversee our environmental protection performance in aspects such as the use of water and electricity. During the Track Record Period, our total water consumption decreased from 7,515.9 tons in 2020 to 3,726.1 tons in 2021. Furthermore, we piloted energy-saving retrofit measures for our lighting system in one of our major offices to save electricity in the workplace. We replaced the incandescent lamp with LED energy-saving lamps and saved electricity consumptions from 1,800,160 kWh in 2020 to 1,494,320 kWh in 2021.
During the Track Record Period and up to the Latest Practicable Date, we had not been subject to any fines or other penalties due to non-compliance in relation to health, work safety, social or environmental regulations and had not had any accident or claim for personal or property damage made by our employees that has materially and adversely affected our business, financial condition or results of operations.
SEASONALITY
Our quarterly results of operations, including the levels of our revenues, expenses, net loss or income and other key metrics, may vary significantly due to a variety of factors. In general, our third and fourth quarters have been the stronger quarters in the past, primarily due to our business model of primarily charging our financial institution customers based on the transaction volume generated on our platform or their other usage of it. Our financial institution customers tend to have higher spending with us in the second half of the year as a result of their annual budget cycles. In addition, customer transactions at financial institutions tend to peak in the fourth quarter, which in turn can cause seasonality in our revenue. On the other hand, our first quarter results tend to be relatively weaker, in light of the Chinese New Year holidays when many of our customers’ businesses are closed.
COMPETITION
The markets in which we operate are competitive and evolving. Our primary competitors include companies affiliated with financial institutions that provide technology-as-a-service solutions, traditional technology companies that provide traditional standard and customized IT products and services, and internet companies that offer technology services. The most significant competitive factors for us are:
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alignment with the business vision and goals of customers;

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pricing and overall customer relationship management;

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application features and functions;

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ease of delivery and integration;

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security and compliance of solutions with regulatory requirements;

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ability to maintain, enhance and support applications and services;

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domain expertise in financial technology;

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ability to innovate and rapidly respond to customer needs;

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ability to provide end-to-end solutions; and

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brand recognition within the financial services industry.

EMPLOYEES
The following table sets forth the number of our employees by function as of December 31, 2021.
Function
Research and Development	2,050
Business Operations	437
Sales and Marketing	983
General Administration	382
Total	3,842
As of December 31, 2019, 2020 and 2021, we had 3,631, 3,597 and 3,842 employees, respectively. Among these employees, as of December 31, 2021, 306 employees were based outside of China. A large number of our employees had prior experience in technology companies or financial institutions.
We enter into standard labor contracts with our full-time employees. We also enter into non-compete and confidentiality agreements with certain employees. These non-compete provisions are applied based on the importance of the positions and other relevant factors.
Our success depends on our ability to attract, retain and motivate qualified personnel. We primarily recruit our employees in China through recruitment agencies, on-campus job fairs and online channels including our corporate website and social media platforms. We have adopted a training policy, pursuant to which management, technology and other training is regularly provided to our employees by internal speakers and external consultants. We believe our training culture has contributed to our ability to recruit and retain qualified employees.
As required under Chinese law and regulations, we participate in various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, maternity, work-related injury and unemployment benefit plans. We are required under Chinese laws to make contributions to employee benefit plans at specified percentages of salaries, bonuses, and certain allowance of our employees, up to a maximum amount specified by the local government.
During the Track Record Period and up to the Latest Practicable Date, we had not experienced any strikes or major disputes with our employees. We believe that we have maintained a good working relationships with our employees.
FACILITIES
We do not own any properties. Our corporate headquarters are located at 55F, Ping An Financial Center, No. 5033 Yitian Road, Futian District, Shenzhen, Guangdong Province, PRC. These facilities have an aggregate of over 40,000 square meters and currently accommodate our management, research and development, sales and marketing, as well as general and administrative activities. We also have offices in the Hong Kong SAR, Shenzhen, Shanghai, Beijing and Chengdu in China; Singapore; and Jakarta, Indonesia.
INSURANCE
We have in place all mandatory insurance policies required by PRC laws and regulations. In line with general market practice, we do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance. The See “Risk Factors — Risks Relating to our Business and Industry — We may not have sufficient insurance coverage to cover our business risks.”
We provide social security insurance, including pension insurance, unemployment insurance, work-related injury insurance, maternity insurance and medical insurance, and other insurance policies, including accident insurance and inpatient insurance, for our employees. Additionally, we provide group accident insurance for all employees and supplementary medical insurance for all technology personnel and certain other personnel.
LEGAL AND ADMINISTRATIVE PROCEEDINGS
From time to time we, our Directors, management and employees may become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations and claims asserted against us, our Directors, management and employees, we do not believe that any currently pending legal or administrative proceeding to which we, our Directors, management or employees are a party will have a material adverse effect on our business or reputation. In addition, during the Track Record Period and up to the Latest Practicable Date, we had not been involved in any actual or pending legal, arbitration or administrative proceedings (including any bankruptcy or receivership proceedings) that we believe would have a material adverse effect on our business, results of operations, financial condition or reputation and compliance. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
COMPLIANCE WITH LAWS AND REGULATIONS
We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training to our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. Our legal advisors are not aware of any non-compliance incidents of us during the Track Record Period and up to the Latest Practicable Date that would, individually or in the aggregate, have a material adverse effect on our business, financial condition or results of operations. As of the Latest Practicable Date, we had obtained all material licenses, approvals and permits necessary from competent regulatory authorities for our business operations in the jurisdictions in which we operate. We renew all such permits and licenses from time to time to comply with the relevant laws and regulations. As of the Latest Practicable Date, we were not aware of any facts that will prevent us from renewing permits or licenses material to our Group.
RISK MANAGEMENT AND INTERNAL CONTROLS
Risk Management
Risk management is critical in our business operations. We face operational risks such as changes in general market conditions and regulatory environments for the China technology service market in general; our ability to offer quality services and compete effectively; our ability to manage our anticipated growth and execute our growth strategies; and our compliance with regulations and industry standards. We are also exposed to market risks (including foreign exchange risk, interest rate risk and credit risk), strategic risk, financial risk, human resource risk and legal risk that arise in the ordinary course of our business.
We have adopted the risk management framework described below to address these risks:
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Our Board is in charge of our overall risk management. Our Board designs and oversees the establishment of our risk management system, determines our risk management objectives, reviews and approves our major risk management matters in light of these objectives, formulates evaluation criteria for the major risks, and supervises the development of risk management culture within our Group.

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Our Audit Committee and our internal audit department are responsible for monitoring our overall risks, including assessing the systems, processes, controls, information and operations related to the risk management and risk assessment, developing and reviewing our risk management policies, monitoring significant risks related to our business operations, supervising the application of our risk management framework, discussing the risk management system with the management to ensure its effectiveness and investigating any perceived or actual significant risk or irregularity within our Group.
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Our strategy and investment committee, consisting of Mr. Wangchun Ye, our chairman of the Board, Mr. Min Zhu, Mr. Yaolin Zhang and Ms. Sin Yin Tan, is responsible for reviewing and approving investment proposals made by our strategic investment and capital markets department, including issuances or disposals of equity or debt securities and investments in, joint ventures or alliances with, or acquisitions of other companies. Our strategic investment and capital markets department sources investment projects in accordance with our investment strategy, and conducts thorough pre-investment due diligence to assess the risks and potential of the investment projects.

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We have in place an employee handbook, including best commercial practices, work ethics and prevention mechanism to avoid fraud, negligence and corruption, and a code of conduct approved by our management and have distributed them to all our employees. We provide employees with regular training and resources relating to work ethic, working procedures, internal policies, management, technical skills and other aspects to keep them abreast of the guidelines contained in the employee handbook. We have formulated a recruitment plan for the upcoming year based on the current turnover rate and our future business plan, and we continuously improve our recruitment process with the aid of information technology. We also have a rigorous background check process for our incoming employees.

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Our relevant departments, including those at the local offices in jurisdictions where we operate, are responsible for implementing our risk management policies. Our relevant departments carry out day-to-day risk management related to our business operations, identify and assess potential risks, prepare risk management reports, and take appropriate measures in response to our risk exposure where necessary.

Internal Controls
Our Board of Directors is responsible for establishing our internal control system and reviewing its effectiveness. We have adopted or plan to implement, among others, the following internal control measures:
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We have adopted measures and procedures regarding our business operations, particularly in relation to compliance. We provide periodic training on these measures and procedures to our employees as part of our employee training program and regularly monitor the implementation of these measures and procedures in our business operations;

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We have established an Audit Committee responsible for overseeing our financial reporting system, risk management and internal control procedures, including reviewing the financial and accounting policies and practices, assisting and monitoring the auditing process (including making recommendations to our Board of Directors on the appointment and removal of external auditors), and performing other duties and responsibilities as assigned by our Board of Directors or required by relevant laws and regulations. Please see “Directors and Senior Management — Committees under the Board of Directors — Audit Committee” for the qualifications and experience of these audit committee members as well as the responsibilities of our audit committee;

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With the assistance of internal and external legal advisors, our Directors continuously monitor our compliance with relevant laws and regulations;

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We have engaged Somerley Capital Holdings Limited as our compliance advisor to provide advice to our Directors and management team until a date on which our Company complies with Rule 13.46 of the Hong Kong Listing Rules in respect of our financial results for the first full financial year after the Listing Date; and

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We have adopted various additional internal policies and measures against corrupt and fraudulent activities, which include a code of conduct for our employees, insider trading policy, anti-corruption policy, anti- money laundering and sanctions compliance policy and whistleblower policy. Major measures include authorizing our legal and compliance team to execute these measures, including handling complaints, ensuring protection for complaints and conducting internal investigations; cultivating and maintaining the company-wide culture of honesty and integrity; and rectifying any identified corrupt or fraudulent activities and establishing and routinely assessing preventative measures to avoid future non-compliance.

In connection with our anti-bribery and anti-corruption policies, we have implemented policies to safeguard against corruption within our Group. Our policy explains potential bribery and corrupt conduct and our anti-bribery and anti-corruption measures. Improper payments that are prohibited by the policy include bribes, kickbacks, excessive payments or facilitation payment, or any other payment made or offered to obtain an improper business advantage. We keep accurate books and records that reflect the substance of transactions and asset dispositions in reasonable detail. We specifically require that our employees submit all reimbursement requests related to meals and entertainment-related fees and gifts presented to third parties on behalf of us in accordance with our expense expenditure policy, and we record the specific reason for these expenditures. Our finance department regularly monitors the effectiveness and supervises the implementation of this policy, and periodically reports to our board of directors the applicability, appropriateness and effectiveness of the policy. Any improvement measures determined by our board of directors are implemented as soon as possible. Our legal and compliance and internal audit departments perform internal audit periodically, where they review relevant agreements, invoices, and reimbursement materials, and audit to determine whether there are any suspicious transactions and whether internal approval procedures comply with our decision-making and approval process and financial system; they promptly report to the management if any unusual issues are identified. Our compliance and internal risk management are responsible for investigating the reported incidents and taking appropriate measures. We make our internal reporting channel open and available for our staff to report any bribery and corruption acts, and our staff can also make anonymous reports to our compliance and internal risk management department. We conduct sufficient risk-based due diligence before hiring any third party and ensure that our retention hiring procedures are implemented fully in accordance with our anti-bribery and corruption policy. We also have regular training for employees regarding anti-bribery and corruption policy to facilitate better implementation. During the Track Record Period and up to the Latest Practicable Date, we were not aware of any bribery incident by our employees in relation to all of our customers.
We plan to provide our Directors, senior management and relevant employees with regular compliance training with a view to proactively identifying any concerns or issues relating to any potential non-compliance. We believe that we have established adequate internal procedures, systems and controls in relation to compliance with anti-corruption and anti-bribery laws and other applicable laws and regulations.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2019, 2020 and 2021, including certain new disclosures made in connection with the Listing.
OVERVIEW
We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide software to various players in the financial services industry. and in return collect both upfront implementation and ongoing transaction-based fees. According to CIC, we ranked second among listed technology-as-a-service providers in China in terms of financial software and services revenue in 2020. Our technology solutions address the significant technology spending need of financial institutions that are seeking to expedite their digital transformation and ensure their sustainability. We believe “technology + business” is our key competitive advantage and a driving force of how we continue to win and engage with our customers. By integrating our extensive financial industry expertise with technology tailored to the industry’s needs, we simplify the digitalization process of our customers by not only providing proven solutions, but also enabling our customers to apply technologies in complex business scenarios. This approach enables our customers to improve efficiency. enhance service quality. reduce costs and mitigate risks. 100% of large and joint-stock banks. 98% of city commercial banks. 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. In addition to financial institutions. our clients also include other service providers in the financial services industry.
We established our initial operations as the financial technology solution arm of Ping An Group. Since the end of 2015, we started to operate as a separate company in Ping An Group until November 29, 2017 when we ceased to be consolidated with Ping An Group. We continue to enjoy a strong relationship with Ping An Group, as a partner for technology development, a supplier of application scenarios for developing our products, and a flagship customer showcasing our capabilities. Our strategic partnership with Ping An Group has contributed to and we expect it to continue to contribute to our future growth.
Our revenue model is primarily transaction-based. This revenue model allows us to grow with our customers as their businesses utilize and benefit from our solutions, which further incentivizes us to create additional, more integrated solutions to fit their broader business needs, and ultimately forms a highly resilient, long-term business partnership. In 2020 and 2021, 74.2% and 81.4% of our revenue, respectively, was transaction-based revenue from technology solutions. We believe that growing our customer base and increasing customer engagement are crucial to monetizing our business and thus increasing revenues and achieving profitability. Starting from 2021, we have shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, including through focusing on those who tend to have more sizable and stable demand for our solutions and therefore, have more potential to become premium-plus customers. To better serve these customers, we also upgraded our product structure from single-module products to more comprehensive, integrated solutions encompassing sales management, risk management and operation support services.
We have achieved significant growth in our client base and revenues since our inception. Our revenue grew by 42.3% from RMB2,327.8 million in 2019 to RMB3,312.3 million in 2020, and grew by 24.8% to RMB4,132.4 million in 2021.
Major Factors Affecting Our Results of Operations
Our business and operating results are affected by general factors affecting China’s technology-as-a-service for financial institutions market, which include China’s overall economic growth and the growth of its financial industry, competitive landscape for technology and business spending by financial institutions, financial institutions’ acceptance of advanced technology services, and regulation and policies affecting technology services and financial institutions. Unfavorable changes in any of these general conditions could negatively affect demand for our services and materially and adversely affect our results of operations.

While our business is influenced by general factors affecting the spending on technology and business by financial institutions in China, we believe that our results of operations are more directly affected by certain company-specific factors, including:
Our Ability to Optimize Our Product Mix
We have continued to optimize product offering through product integration, product standardization and infrastructure product offerings.
In 2021, we integrated 50 discrete products into three integrated end-to-end solutions spanning the digital retail banking, digital commercial banking, and digital insurance segments to deepen customer relationship. Our product integration also allows us to upgrade our pricing model from incremental-based — charging our fees based on the incremental transaction volume, to stock-based — charging our fees based on the total transaction volume, leading to a more sustainable revenue growth. Furthermore, our streamlined product offerings allow us to be more focused when enhancing our products, therefore reducing research and development expenses.
We also continue to standardize products as they mature. As our products become more standardized, we can deploy them more quickly and cost efficiently, reducing labor-related costs and sales and marketing expenses. It also enables us to recycle and leverage existing product modules for future product development to drive down research and development expenses.
We launched our technology infrastructure platform, the Gamma Platform, in 2021. The Gamma Platform is deeply integrated with our customers’ daily operations and therefore increases customer stickiness as it is costly and timely to replace infrastructure products. This, in turn, promotes more usage of our products and cross-selling and upselling opportunities for a sustainable revenue growth.
We have also optimized our product portfolio to proactively respond to changing regulatory environment. This has caused, and may continue to cause, fluctuations in our revenue growth and profit margin.
Our Ability to Monetize and Market Our Services and Solutions
Our results of operations are affected by our ability to successfully monetize and market our technologies. This, in turn, depends on our technology leadership and our innovation to develop and design easy-to-deploy, scalable and secure solutions to address financial institutions’ unserved or under-served needs. Our results of operations also depend on the effectiveness of our customer acquisition and relationship management strategies, as well as customers’ acceptance of our transaction-based revenue model.
Our Ability to Grow Our Customer Transaction Volume
We adopt a primarily transaction-based revenue model, which allows us to grow with our customers as their businesses utilize and benefit from our solutions. To drive the growth of our customers’ transaction volume or usage of our platform, we have been focused on deepening engagement with customers by upselling our products and solutions. For example, we provide our customers with a set of tailored business services to catalyze transaction volume or usage of our platform. In addition, we promote cross-selling of products and, ultimately, platform integration of our solutions so that we become an integral part of the customer’s operations. Our products are flexible and easy for customers to take on either on an integrated basis or incrementally with other solutions purchased. We have also upgraded our product structure from single-module products to more comprehensive, integrated solutions, to increase customer stickiness, deepen customer engagement and drive more usage. We have experienced rapid growth in the transaction volumes for many on-going solutions. For example, our loan volume increased from RMB74.3 billion in 2019 to RMB92.8 billion in 2020 and further to RMB109.2 billion in 2021. In addition, our insurance claims processed via Smart Quick Claims increased from 5.0 million in 2019, to 5.9 million in 2020 and further to 7.2 million in 2021. Furthermore, the usage of our risk management tools was 82.1 million times in 2019, which increased to 1,787.2 million in 2020 and 1,747.0 million in 2021, representing a CAGR of 361.3% from 2019 to 2021.
As our customers’ transaction volume or usage of our platform increases, we are able to generate more transaction-based fee revenue. The growth of our customers’ transaction volume is also affected by other factors such as general-economic and market conditions and regulatory developments.

Our Ability to Expand Premium (in particular Premium-Plus) Customer Base and Deepen Our Customer Engagement
Our growth depends on our ability to expand and deepen customer engagement. As our market awareness increased and product portfolio expanded, starting from 2021, we shifted our customer development strategy from primarily expanding customer base to focusing on retaining and expanding premium-plus customers base, and deepening our customer engagement. We had 187, 168 and 212 non-Ping An Group customers that have reached the RMB1,000,000 revenue threshold, which we categorized as premium-plus customer, in 2019, 2020 and 2021, respectively. We believe expanding our premium-plus customer base will support higher quality, more sustainable growth.
Our ability to expand and optimize our customer base depends on various factors, including the acceptance of our solutions, the success of our sales and marketing efforts, competition, the regulatory environment for financial institutions and our industry, and our ability to innovate and improve our services.
Our Ability to Manage Costs and Expenses Effectively
Our ability to manage and control our cost of revenue and operating expenses is critical to our results of operations. Our cost of revenue primarily includes fees we pay to our channel partners to generate leads for our customers, fees we pay for outsourced technology or data services, labor-related cost, and amortization of intangible assets recognized in cost of revenue, which consist of application and platform contributed by Ping An Group, internally developed application and platform, and acquired software and other intangible assets, in each case relating to revenue generation. Application and platform contributed by Ping An Group relating to revenue generation had been fully amortized by July 31, 2019. Gross profit margin for any of our particular solutions is generally lower at the earlier stage of its monetization.
We have made substantial investment in customer acquisition, research and development, and other supporting functions to support our future growth and expansion. To achieve, maintain and enhance our profitability, we plan to leverage our large customer base by cross-selling products and expanding our financial institution customer relationships to reduce selling and marketing expenses as a percentage of our revenue. We also plan to continue to leverage previous investment in technology and other infrastructure to reduce our research and development expenses as a percentage of our revenue and to further benefit from economies of scale.
Our Ability to Continue to Innovate in Technology
Our advanced technological capabilities and infrastructure are key to our business development. Our ability to effectively invest in these areas helps us develop new solutions and explore new business models for our financial institution customers and it helps our customers expand their client bases and transaction volumes, while effectively managing risks. In addition, our technology infrastructure is critical to the scalability, security and flexibility of our platform.
Our Ability to Continue Our Strategic Partnership with Ping An Group
Ping An Group is our strategic partner and our most important customer and supplier. We have partnered with Ping An Group to jointly develop new technology and applications, and Ping An Group provides us support in technology and infrastructure. Ping An Group also provides us with a diverse and reliable source of real-life application scenarios to validate and prove our technology. Many of our customer insights and innovative solutions are first initiated and tested within the Ping An Group ecosystem.
We have provided a number of products and services to Ping An Group. We expect Ping An Group and its associates will continue to be our most important customers, although we may be less reliant on their revenue contributions over time. Our strategic partnership with Ping An Group has contributed to our growth significantly, and we expect it to remain important to our growth and success.
Impact of COVID-19
The emergence of a novel strain of coronavirus, later named COVID-19, has affected China and many other countries since December 2019. The COVID-19 pandemic has had, and, together with any subsequent outbreak driven by new variants of COVID-19, may continue to have, a significant impact on our operations and financial results. For example, the outbreak of COVID-19 has negatively affected our operations by delays in project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction and general uncertainties surrounding the extent of lockdowns and other travel restrictions imposed by China and various foreign countries, particularly in the first half of 2020 and early 2022. Although most travel restrictions and temporary lock-downs have eased in China and in countries in Southeast Asia, where we conduct some of our international operations as of December 31, 2021 and as of the Latest Practicable Date, there have been re-occurrence of COVID-19 cases from time to time. For example, recently, there has been an increasing number of COVID-19 cases, including the COVID-19 Delta variant and Omicron variant cases, in multiple cities in China and Hong Kong and in other countries where we have operations. Certain travel restrictions, work-from-home policy, city shutdown, closure of business and other limitations were imposed in various places in response to these new cases. For example, Shanghai and Shenzhen experienced extended locked down recently due to outbreak of Omicron, which affected our business including project implementation, software deployment and customized development services conducted on our customers’ premises, business development, client interaction and receivables collection. As a result, customer usage of our solutions, our revenue and operating cash flow have been and may continue to be adversely affected.
However, the pandemic has led more financial institutions to reevaluate their IT strategies and accelerated demand for digitalization and interest in our cloud-based solutions, as these institutions seek to optimize their operational efficiency and reduce costs. We have been proactively working with existing and new customers to provide them operation support services and assist them in their shift to cloud-based solutions amid the pandemic-related interruptions. We also launched our Gamma FinCloud in the second quarter of 2020. As we continue to deliver strong support to our customers, our revenue from operation support services increased from RMB583.0 million in 2019 to RMB1,061.4 million in 2020, and our revenue from operation support service and cloud services platform increased from RMB1,375.8 million in 2020 to RMB2,147.9 million in 2021.
Key Performance Indicators
Non-financial Key Performance Indicators
We regularly review the following key operating metrics to evaluate our business, measure our performance, identify trends affecting our business and assess our operational efficiency.
Number of Customers
In determining the number of customers, we treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship). Accordingly, Ping An Group, including Ping An and its subsidiaries, is treated as a single customer.
We categorize non-Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Furthermore, we categorize premium customers that contribute revenue of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium-plus customers and have started focusing on the development of and deepening of relationship with these customers since 2021. Our premium customers and premium-plus customers exclude Ping An Group but include customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group.
The following tables set forth our number of customers and their revenue contribution for the respective periods:

	For the year ended December 31,
	2019			2020				2021
	Number of customers(5)	Revenue RMB	Average Revenue Per Customer	Number of customers(5)	Revenue RMB	Average Revenue Per Customer	Net Expansion Rate	Number of customers(5)	Revenue RMB	Average Revenue Per Customer	Net Expansion Rate
	(in millions)			(in millions)			(in percentage)	(in millions)			(in percentage)
Ping An Group(1)	N/A	994.7	994.7	N/A	1,726.8	1,726.8	N/A	N/A	2,316.7	2,316.7	N/A
Premium Customers(2)(3)	473	1,305.8	2.8	594	1,517.3	2.6	84	796	1,746.5	2.2	96
Premium-Plus Customers(2)(4)	187	1,190.5	6.4	168	1,376.0	8.2	76	212	1,561.5	7.4	91

Notes:
(1)
Includes 33, 38 and 37 legal entities in Ping An Group in 2019, 2020 and 2021, respectively. We treat Ping An Group and its subsidiaries as a single customer because they are consolidated subsidiaries of Ping An Insurance (Group) Company of China, Ltd. Includes RMB10.5 million, RMB5.3 million and nil in 2019, 2020 and 2021, respectively, from Guangzhou Ping An Haodai, or Haodai, a Ping An Group subsidiary. These amounts were paid to us directly by Haodai’s customers. Please see Note 34(c) to the Historical Financial Information. The payment for Haodai was made at its request, and, according to CIC, payment arrangements of this type were consistent with the market practice at the time the contract was entered into.

(2)
Includes Lufax Group, see Note 5.2(a) to the Historical Financial Information. In 2019, 2020 and 2021, it includes RMB14.5 million, RMB3.2 million, and nil million in relation to the lending solutions we provided to third party customers that we had direct contracts with, and provided direct services to, where payments for these services were made through contractual arrangements that we have with others, including Ping An Group. Please see Note 34(c) to the Historical Financial Information. This payment arrangement was at the request of the third-party lenders and the Ping An Group subsidiary, and, according to CIC, payment arrangements of this type were consistent with the market practice at the time the contracts were entered into. There is no overlap in the number of customers and their respective revenue contributions between “Ping An Group” and “Premium customers” as a result of these arrangements.

(3)
The net change in the number of premium customers from 2019 to 2020 was from 335 newly qualified premium customers and 214 disqualified premium customers in 2020. The net change in the number of premium customers from 2020 to 2021 was from 437 newly qualified premium customers and 235 disqualified premium customers in 2021.

(4)
The net change in the number of premium-plus customers from 2019 to 2020 was from 97 newly qualified premium-plus customers and 116 disqualified premium-plus customers in 2020. The net change in the number of premium-plus customers from 2020 to 2021 was from 106 newly qualified premium-plus customers and 62 disqualified premium-plus customers in 2021.

(5)
We treat legal entities within the same corporate group as one customer (to the extent we are aware of such relationship).

The following table sets forth a breakdown of our premium customers by Ping An Group related parties and independent customers in the respective periods:
	For the year ended December 31,
	2019			2020			2021
	Number of customers	Revenue	Average revenue	Number of customers	Revenue	Average revenue	Number of customers	Revenue	Average revenue
	(in millions)			(in millions)			(in millions)
Ping An Group related parties	4	299.8	75.0	4	373.9	93.5	5	451.1	90.2
Independent customers	469	1,006.0	2.1	590	1,143.4	1.9	791	1,295.4	1.6

Revenue Per Premium Customer
We view non-Ping An Group customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year as our premium customers. Our premium customers contributed to the majority of our total revenue. We use revenue per premium or premium-plus customer (consisting of both newly added premium or premium-plus customers and existing premium or premium-plus customers) to evaluate their respective expansion. Our revenue is primarily transaction-based and highly correlates to customer usage or transaction volume. Once a customer adopts our software, we continue to cross-sell and up-sell our other products, including infrastructure products to increase customer stickiness and promote the growth of transaction volume, from which we charge transaction-based fees. As a result of these efforts, our customers tend to increase their transaction volume and usage of our products, and therefore generate higher revenue the longer they stay with us. Therefore, mature premium and premium-plus customers tend to have higher usage and transaction volume and generate higher revenue than new premium and premium-plus customers. For example, our average revenue per premium customer in 2021 was RMB1.0 million, RMB3.9 million and RMB5.7 million for first-year customers, second-year customers and third-year or above customers, respectively, and our average revenue per premium-plus customer in 2021 was RMB3.2 million, RMB12.2 million and RMB15.3 million for first-year customers, second-year customers and third-year or above customers, respectively. Average revenue per customer in 2021 is calculated as the total revenue from a given group of customers in 2021 divided by the corresponding number of customers. First-year customers refer to customers who were newly qualified to the respective customer groups in 2021, second-year customers refers to customers who were qualified to the respective customer groups in 2020, and third-year or above customers refer to customers who were qualified to the respective customer groups prior to the beginning of 2020. For the purpose of depicting customer revenue contribution trend from ground zero, these customers had zero revenue prior to qualification. The change of composition of premium and premium-plus customers may result in volatilities in revenue per premium and premium-plus customer.
We have added a substantial number of new premium customers in 2019, 2020 and 2021. As a result, our revenue per premium customer was RMB2.2 million in 2021, compared with RMB2.6 million in 2020 and RMB2.8 million in 2019. In addition, the decreasing revenue per premium customer during the Track Record Period was also due to changes in product mix in connection with our product optimization from time to time.
Revenue Per Premium-Plus Customer
We view customers with revenue contribution of at least RMB1,000,000 since the beginning of the applicable fiscal year as our premium-plus customers. Since 2021, we have started to focus on the development of and deepening of relationship with premium-plus customers, including by converting existing premium customers, as we believe they tend to have more sizable and stable demand for our solutions. Revenue per premium-plus customer grew at a CAGR of 7.6% from RMB6.4 million in 2019 to RMB7.4 million 2021. The fluctuation in revenue per premium-plus customer in 2021 was due to changes in product mix in connection with our product optimization from time to time. The fluctuation in revenue per premium-plus customer in 2021 was also due to the addition of more new premium-plus customers in 2021. As described above, the change of composition of premium-plus customers may result in volatilities in revenue per premium-plus customer. The number of our premium-plus customers grew at a CAGR of 6.5% from 2019 to 2021. The fluctuation in the number of premium-plus customers in 2020 was due to the macro impact of COVID-19.
From 2021, we shifted our customer development strategy from primarily expanding customer base to deepening customer engagement, in particular with respect to premium-plus customers, for higher quality and more sustainable growth. Specifically, we had adopted the following initiatives:
•
Growing customer stickiness through infrastructure products, such as cloud and core system products on our Gamma Platform, which are deeply integrated into our customers’ daily operations;

•
Expanding the depth and breadth of our solutions: sales of end-to-end solutions, covering marketing, risk management, management and operational functions and establishing integrated, full-stack solutions from infrastructure-as-a-service, or IaaS, to platform-as-a-service, or PaaS, to meet more customer needs; and

•
Expanding our customer servicing network: expanding the coverage of our sales and customer service activities to additional ten provinces, in addition to Beijing, Shanghai, Chengdu and Shenzhen.

These initiatives have helped us improve our net expansion rate per premium and premium-plus customers. Please refer to “— Net Expansion Rate” below.
Revenue from Third-Party Customer as a Percentage of Total Revenue
We have continued to seek diversification of revenue and customers base. We use revenue from third-party customers, which refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period, as a percentage of our total revenue, to measure our customer diversification. Our revenue from third-party customers increased by 20.1% from RMB1,034.1 million in 2019 to RMB1,242.2 million in 2020, and further increased by 11.7% to RMB1,387.6 million in 2021. Our revenue from third-party customers as a percentage of total revenue decreased from 44.4% in 2019 to 37.5% in 2020 and further to 33.6% in 2021. Our revenue from third-party customers as a percentage of total revenue decreased during the Track Record Period as a result of our launch of the Gamma FinCloud in the second quarter of 2020 for which Ping An Group has been one of the main customers during the initial development stage; transition regarding our customer focus since 2021 where we started to place a greater focus on medium and large-sized financial institutions and terminated services with certain smaller customers; change in product portfolio to phase out certain low-value products and the macro impact of COVID-19.
Net Expansion Rate
We use net expansion rate to evaluate the retention and expansion of our customer relationships on a year-on-year basis for our premium customers and premium-plus customers. Net expansion rate in a given year (the “current” year) for premium customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium customers in the current year who are also our premium customers in the base year, and (ii) the total revenue contribution from premium customers in the base year, expressed as a percentage. Net expansion rate in a given year (the “current” year) for premium-plus customers in the preceding year (the “base” year) is calculated as the ratio between (i) the revenue contribution from premium-plus customers in the current year who are also our premium-plus customers in the base year, and (ii) the total revenue contribution from premium-plus customers in the base year, expressed as a percentage. A net expansion rate below 100% indicates that these premium or premium-plus customers in the current year contributed less revenue than they did in the base year. Our net expansion rate in 2020 for 2019 premium customers was 84%. Our net expansion rate in 2021 for 2020 premium customers improved to 96%. Our net expansion rate in 2020 for 2019 premium-plus customers was 76%. Our net expansion rate in 2021 for 2020 premium-plus customers improved to 91%. Our net expansion rate for premium customers and premium-plus customers was less than 100% in these periods as we continued to optimize our product portfolio to phase out low-value products and proactively respond to changing regulatory environment. As we continue to deepen customer engagement with premium-plus customers, we expect that their net expansion rate will continue to increase.

Financial Key Performance Indicators
Revenue
The following table sets forth a breakdown of our revenue by segments for the years indicated:
	For the Year ended December 31,
	2019		2020		2021
	RMB	% total revenue	RMB	% total revenue	RMB	% total revenue
	(in thousands, except %)
Technology Solution Segment(1)(2)
Implementation	570,822	24.5	851,856	25.7	733,648	17.8
Transaction based and support revenue
– Operation support services	582,968	25.0	1,061,445	32.0	1,097,719	26.6
– Business origination services	770,893	33.1	605,733	18.3	450,597	10.9
– Risk management services	327,120	14.1	362,530	10.9	534,071	12.9
– Cloud services platform	—	—	314,338	9.5	1,050,179	25.4
– Post-implementation support services	36,000	1.5	55,678	1.7	49,447	1.2
– Others	40,043	1.7	57,533	1.7	182,376	4.4
Subtotal	2,327,846	100.0	3,309,113	99.9	4,098,037	99.2
Virtual Bank Business
Interest and commission	—	—	3,177	0.1	34,320	0.8
Total	2,327,846	100.0	3,312,290	100.0	4,132,357	100.0

Notes:
(1)
For the purpose of internal reporting and management’s operation review, we did not segregate our by product or service lines for the years ended December 31, 2019 and 2020. Hence, we only had one operating segment and do not distinguish between markets or segments for the purpose of internal reporting for such periods. In view of the increased scale of the banking business, and to help investors better understand our revenue structure, a new segment named “Virtual Bank Business” has been separated since the first quarter of 2021. The Board believes that the above changes in segment information better reflect our current market trends, as well as resource allocation and our future business development. For better comparability across periods, numbers in this section have been recast to conform with the new presentation.

(2)
Intersegment eliminations and adjustments are included under technology solution segment.

Technology Solution Segment
Our revenue from the technology solution segment consists of implementation revenue and transaction-based and support services revenue.
Implementation Revenue
Our implementation revenue primarily consists of revenue from customer-specific software development or customization services provided to our customers for the use of our platform through either cloud offerings or in the on-premise IT environment.
Transaction-Based and Support Services Revenue
Our revenue from transaction-based and support services consists of (i) revenue from business origination services, which primarily include AI Banker APP and other retail banking business origination modules under digital retail banking solution, (ii) revenue from risk management services, which primarily include intelligent risk management platform under digital banking solution, risk management platform for SME banking under digital commercial banking solution, and anti-fraud and intelligent fast claim function under digital insurance solution, (iii) revenue from operation support services, which primarily include AI customer services and roadside assistance management modules under digital insurance solution, (iv) revenue from cloud services platforms, which represent our Gamma FinCloud launched in 2020, (v) revenue from post-implementation support services, and (vi) revenue from other services, which primarily include service management platform under digital insurance solution.
Virtual Bank Business Segment
Our revenue from virtual bank business primarily consists of our interest income from our lending business of our virtual bank and fees and commission from our banking operations.
Cost of Revenue
Our cost of revenue consists of business service fees, labor related costs, amortization of intangible assets, and depreciation of property and equipment. Business service fees primarily include (i) business origination fee, which is fees we pay to our channel partners for their generation of end-customer leads for our customers, and represents our expense for business origination services, which is recognized in cost of revenue when a referral is successfully accepted by our customer, (ii) technology service fee-business service fees, which are fees we pay to technology service provider and data fees we pay to others, and (iii) outsourcing labor costs, which represent outsourced labor costs relating to the delivery of our transaction-based services. Labor related costs include (i) employee benefit expenses recognized in cost of revenue, and (ii) technology service fee-labor related costs, which are fees paid to technology service providers for their labor relating to the development and implementation of systems and applications for our customers. Amortization of intangible assets recognized in cost of revenue consists of (i) amortization of application and platform contributed by Ping An Group, (ii) amortization of internally developed application and platform, and (iii) amortization of acquired software and other intangible assets, in each case relating to revenue generation. Application and platform contributed by Ping An Group relating to revenue generation had been fully amortized by July 31, 2019. Depreciation of property and equipment recognized in cost of revenue represents depreciation of office and telecommunication equipment associated with revenue generation.
The following table sets forth the breakdown of cost of revenue by nature for the years presented:
	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousands)
Employee benefit expenses(1)	200,843	302,377	370,445
Technology service fee	473,304	868,643	1,177,529
Technology service fee – business service fees(2)	268,345	552,799	878,099
Technology service fee – labor related costs(1)	204,959	315,844	299,430
Business origination fee(2)	291,883	251,988	276,966
Outsourcing labor costs(2)	198,537	236,207	331,383
Other costs(2)(3)	85,508	131,162	238,344
Amortization of intangible assets(4)	308,551	275,479	297,406
Amortization of application and platform contributed by Ping An Group relating to revenue generation	115,028	—	—
Amortization of internally developed application and platform relating to revenue generation	121,474	163,117	190,503
Amortization of acquired software and other intangible assets	72,049	112,362	106,903
Depreciation of property and equipment	2,362	2,978	3,633
Total	1,560,988	2,068,834	2,695,706

Notes:
(1)
Under labor related costs.

(2)
Under business service fees.

(3)
Include traveling expenses associated with revenue generation, costs of revenue associated with virtual bank operation, and others including inventory cost for sales of products and payment handling fees paid to third-party payment companies for transaction-based and support services provided to our customers. Include cost of revenue of virtual bank business totaled nil, RMB10.1 million and RMB19.9 million in 2019, 2020 and 2021, respectively.

(4)
Include cost of revenue of virtual bank business totaled nil, RMB10.8 million and RMB18.5 million in 2019, 2020 and 2021, respectively.

Gross Profit and Gross Profit Margin
Our gross profit increased by 62.1% from RMB766.9 million in 2019 to RMB1,243.5 million in 2020, and further increased by 15.5% to RMB1,436.7 million in 2021. Our gross profit margin increased from 32.9% in 2019 to 37.5% in 2020, primarily due to lower channel fees related to business origination services paid to third-parties as a result of changes in product mix and less amortization of intangible assets. Our gross profit margin decreased to 34.8% in 2021, primarily due to (i) the increased competition; and (ii) changes in the mix of solutions in technology solution segment including product integration in 2021, which resulted in higher costs at the initial transition period, but we believe will lead to more stable revenue growth in future as it allows us to serve customers’ need more comprehensively and increase customer stickiness.
Operating Expenses
Research and Development Expenses
Our research and development expenses primarily consist of technology service fee we pay for outsourced technology services in relation to our cloud and IT infrastructure, employee benefit expenses relating to our research and development employees, and amortization of intangible assets. Our amortization of intangible asset recognized in research and development costs consists of amortization to platform and application used as the foundation to our research and development, which represent application and platform contributed by Ping An Group relating to research and development. Application and platform contributed by Ping An Group relating to research and development had been fully amortized by July 31, 2019. For a detailed breakdown of our research and development expenses by nature, please refer to Note 6 to the Historical Financial Information.
The following table sets forth a breakdown of our research and development expenses in absolute amounts and as a percentage of our total revenue for the years indicated:

	For the Year ended December 31,
	2019		2020		2021
	RMB	% total revenue	RMB	% total revenue	RMB	% total revenue
	(in thousands, except %)
Employee benefit expenses	610,063	26.2	610,564	18.4	514,456	12.4
Technology service fee	448,902	19.3	682,222	20.6	859,324	20.8
Amortization of intangible assets	20,311	0.9	3,812	0.1	3,396	0.1
Depreciation of property, plant and equipment	12,687	0.5	9,659	0.3	11,182	0.3
Impairment loss of intangible assets	—	—	5,597	0.2	3,747	0.1
Others	55,727	2.4	37,438	1.1	23,200	0.6
Amounts incurred	1,147,690	49.3	1,349,292	40.7	1,415,305	34.2
Less: capitalized
– Employee benefit expenses	(116,801)	(5.0)	(125,767)	(3.8)	(45,016)	(1.1)
– Technology service fee	(63,260)	(2.7)	(50,235)	(1.5)	(17,271)	(0.4)
– Others	(11,534)	(0.5)	—	—	—	—
	(191,595)	(8.2)	(176,002)	(5.3)	(62,287)	(1.5)
Total	956,095	41.1	1,173,290	35.4	1,353,018	32.7
Selling and Marketing Expenses
Our selling and marketing expenses primarily consist of employee benefit expenses. Employee benefit expenses recognized in selling and marketing expenses mainly include wages, salaries and other benefits of employees from our sales and marketing functions. Such employee benefit expenses were RMB419.6 million, RMB416.8 million and RMB369.9 million in 2019, 2020 and 2021, respectively, representing the majority of our selling and marketing expenses for the same periods.
Our selling and marketing expenses also include telecommunication expenses, which primarily relate to service fee we pay for text message advertisement, and marketing and advertising fee relating to our selling and marketing activities, such as online advertising, product launch conferences and brand promotion events. In addition, our selling and marketing expenses also include outsourcing labor costs, professional service fee, depreciation of property and equipment, traveling expenses and other selling and marketing expenses.
The following table sets forth a breakdown of our selling and marketing expenses in absolute amounts and as a percentage of our total revenue for the years indicated:

	For the Year ended December 31,
	2019		2020		2021
	RMB	% total revenue	RMB	% total revenue	RMB	% total revenue
	(in thousands, except %)
Employee benefit expenses	419,562	18.0	416,819	12.6	369,881	9.0
Technology service fee	—	—	33	0.0	—	—
Outsourcing labor costs	58	0.0	5,121	0.2	11,443	0.3
Depreciation of property, plant and equipment	6,666	0.3	3,035	0.1	4,525	0.1
Telecommunication expenses	85,599	3.7	99,606	3.0	36,653	0.9
Travelling expense	46,901	2.0	25,723	0.8	34,628	0.8
Marketing and advertising fee	47,013	2.0	58,671	1.8	110,775	2.7
Professional service fee	940	0.0	405	0.0	228	0.0
Others	28,934	1.2	20,075	0.6	20,247	0.5
Total	635,673	27.3	629,488	19.0	588,380	14.2
General and Administrative Expenses
Our general and administrative expenses primarily include employee benefit expenses and depreciation of property and equipment. Employee benefit expenses recognized in general and administrative expenses mainly include wages, salaries and other benefits of our general management and back office employees. Employee benefit expenses were RMB367.2 million, RMB439.4 million and RMB419.6 million in 2019, 2020 and 2021, respectively, representing the largest expenses in our general and administrative expenses for the same periods. Depreciation of property and equipment recognized in general and administrative expenses mainly represents depreciation of properties and equipment which are for general and administrative use. Depreciation of property and equipment was RMB105.7 million, RMB122.9 million and RMB116.6 million in 2019, 2020 and 2021, respectively.
Our general and administrative expenses also include traveling expenses for business travel for employees from our general management and back office departments, outsourcing labor costs, telecommunication expenses, professional service fee primarily for legal, consulting and auditing fees that we incur in our ordinary course of business, and other general and administrative expenses.
The following table sets forth a breakdown of our general and administrative expenses in absolute amounts and as a percentage of our total revenue for the years indicated:

	For the Year ended December 31,
	2019		2020		2021
	RMB	% total revenue	RMB	% total revenue	RMB	% total revenue
	(in thousands, except %)
Employee benefit expenses	367,158	15.8	439,411	13.3	419,609	10.2
Technology service fee	—	—	47	0.0	—	—
Amortization of intangible assets	3,608	0.2	3,406	0.1	1,972	0.0
Outsourcing labor costs	75,784	3.3	41,179	1.2	91,364	2.2
Depreciation of property, plant and equipment	105,671	4.5	122,859	3.7	116,635	2.8
Telecommunication expenses	209	0.0	6,150	0.2	970	0.0
Travelling expense	15,823	0.7	7,181	0.2	20,606	0.5
Marketing and advertising fee	—	—	475	0.0	—	—
Professional service fee	50,547	2.2	85,381	2.6	75,836	1.8
Others	137,881	5.9	128,828	3.9	114,693	2.8
Total	756,681	32.5	834,917	25.2	841,685	20.4
Net Impairment Losses on Financial and Contract Assets
Our net impairment losses primarily include provisions of impairment for trade receivables, contract assets and other receivables.
Other Income, Gains or Loss — Net
Our other income, net primarily includes net gain on financial assets at fair value through profit or loss and gains or losses, which reflects gains from our investments in wealth management products, and our guarantee gain or loss, which reflects the net gain or loss on our remaining guarantee exposure from our legacy credit risk management services, which we ceased offering at the end of January 2018.
Finance Income
Our finance income relates to interest income on bank deposits generated by our cash deposits at commercial banks.
Finance Costs
Our finance costs primarily include interest expense on borrowings, which represent the interest we paid to commercial banks for our borrowings.
Taxation
Cayman Islands
We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is currently no estate duty, inheritance tax or gift tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties that may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands.
Hong Kong
The Hong Kong income tax rate is 16.5%. Hong Kong has an anti-fragmentation measure under which a corporate group must nominate only one company in the group to benefit from the progressive rates. No Hong Kong profit tax has been levied on us as we did not have assessable profit that was earned in or derived from our Hong Kong subsidiary during the periods included in this document. Hong Kong does not impose a withholding tax on dividends.
Indonesia
The income tax provision in respect of our operations in Indonesia was calculated at the tax rate of 0.5% on the gross revenue for the year ended December 31, 2018 and 2019, 25% on the taxable profits for the year ended December 31, 2020, and 22% on the taxable profits for the year ended December 31, 2021.
Singapore
The income tax provision in respect of our operations in Singapore was calculated at the tax rate of 17% on the taxable profits during the periods presented, based on the existing legislation, interpretations and practices. During the quarter ended December 31, 2019, we received an award from the Singapore Economic Development Board for a Development and Expansion Incentive that will reduce our local tax on Singapore income from a statutory rate of 17% to 5%, effective for fiscal years 2019 through 2028. No Singapore profits tax was provided for as there was no estimated taxable profits that was subject to Singapore profits tax during the years ended December 31, 2019, 2020 and 2021.
China
For our operations in the PRC, we are subject to a general PRC corporate income tax rate of 25%. Four of our consolidated operating entities, Shenzhen OneConnect, Vantage Point Technology, Beijing BER and Shenzhen CA are qualified as high and new technology enterprises and accordingly are entitled to a reduced income tax rate of 15%. Our PRC subsidiary Shenzhen OneConnect Technology is a company registered in the China (Guangdong) Pilot Free Trade Zone Qianhai & Shekou Area of Shenzhen and accordingly is entitled to a reduced income tax rate of 15%.
Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless they qualify for an exemption. If our intermediary holding companies in Hong Kong satisfy all the requirements under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and its protocols and receive approval from the relevant tax authority, then dividends paid to them by our wholly foreign-owned subsidiaries in China will be subject to a withholding tax rate of 5% instead. Effective from November 1, 2015, the above-mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority.
If our holding company in the Cayman Islands or any of our subsidiaries outside of China is deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it will be subject to enterprise income tax on its worldwide income at a rate of 25%.
Pursuant to applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We may be subject to adverse tax consequences and our consolidated results of operations may be adversely affected if the PRC tax authorities determine that the contractual arrangements among our PRC subsidiaries and their shareholders are not on an arm’s length basis and constitute favorable transfer pricing.
Critical Accounting Policies, Judgements And Estimates
An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the historical financial information.
We prepare our historical financial information in accordance with IFRS as issued by the IASB. Preparing these financial statements in conformity with IFRS as issued by the IASB requires the use of certain critical accounting estimates and also requires us to exercise judgments in the process of applying our accounting policies. We evaluate our estimates and judgments on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results may differ from these estimates.
The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our historical financial information and accompanying notes and other disclosures included in this document. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.
Basis of presentation
Our historical financial information for the years ended December 31, 2019, 2020 and 2021, including the accounts of our company, our wholly-owned subsidiaries, our variable interest entities and their subsidiaries, is presented using the carrying value of the business for all periods presented. All intercompany transactions, balances and unrealized gains/losses on transactions between group companies are eliminated on consolidation.
Revenue Recognition
Revenue represents the amount of consideration we are entitled to upon the transfer of promised goods or services in the ordinary course of our activities and is recorded net of VAT. We recognize revenue when or as control of the asset or service is transferred to the customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if our performance:
•
provides all of the benefits received and consumed simultaneously by the customer;

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creates and enhances an asset that the customer controls as we perform; or

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does not create an asset with an alternative use to us and we have an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, we recognize revenue over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, we recognize revenue at a point in time when the customer obtains control of the goods and services.
We measure the progress towards complete satisfaction of the performance obligation based on one of the following methods that best depict our performance in satisfying the performance obligation:
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direct measurements of the value transferred by us to the customer; or

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our efforts or inputs to the satisfaction of the performance obligation.

When either party to a contract has performed, we present the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between our performance and the customer’s payment.
A contract asset is our right to consideration in exchange for goods or services that we have transferred to a customer. If the value ascribed to the services rendered by us exceeds the payment, a contract asset is recognized. Judgement is required in determining whether a right to consideration is unconditional and thus qualifies as a receivable.
We record receivable when we have an unconditional right to consideration on the date the payment is due even if it has not yet performed under the contract.
If a customer pays consideration or we have a right to an amount of consideration that is unconditional, before we transfer a good or service to the customer, we present the contract as a contract liability when the payment is made or the payment is due (whichever is earlier). A contract liability is our obligation to transfer goods or services to a customer for which we have received consideration (or an amount of consideration is due) from the customer. A contract liability is recognized as revenue upon transfer of control to the customers of the promised license, products and services.

Some of our contracts with customers contain multiple performance obligations. For these contracts, we account for individual performance obligations separately if they are distinct. The transaction price is allocated to the separate performance obligations on a relative standalone selling-price basis. Although each of the performance obligations sometimes has a separate contractual price agreed in the contract, we compare the contractual price with observable standalone market price, if any, or cost plus a margin price to assess the reasonableness of the pricing. If the contractual price for each performance obligation is assessed to be on market price basis, we use the contractual price to measure and recognize revenue for each performance obligation. If the contractual price for each performance obligation is assessed not to be on market price basis, we reallocate the total contract price to the identified performance obligations based on our best estimated standalone selling price of each performance obligation.
Only the contracts for business origination services contain significant financing components. As a practical expedient, we do not account for financing components if the period between when we transfer the promised goods or services to the customer and when the customer pays for those goods or services is one year or less.
Incremental costs of obtaining customer contract primarily consist of sales commissions and are capitalized as an asset. We amortize assets recognized from capitalizing costs to obtain a contract on a systematic basis to profit or loss, consistent with the pattern of revenue recognition to which the asset relates. As a practical expedient, we recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less.
The following is a description of the accounting policy for our principal revenue streams.
(a)
Implementation and post-implementation support service

Our implementation services represent customer-specific software development or customization services provided to customers for the use of our software in cloud offerings or on-premise IT environment. The implementation contract is either on a time and material basis or a fixed-fee basis. We invoice fees for implementation services monthly based on actual time and material incurred to date or according to pre-agreed payment schedules. After development, we grant the license to our customers to use the software with an indefinite life. The customer cannot benefit from the implementation service on its own without this license, and the perpetual license is a result of the implementation service. The implementation service and the perpetual license are highly interrelated, and within the context of the contracts, we promise to transfer implementation service together with the perpetual license to our customers as one output. Both the implementation service and the perpetual license to use the software are not distinct and thus should be combined together as one performance obligation. And there is no sales/usage based royalty for the license to use the software in the arrangement.
Post-implementation support services mainly represent post implementation maintenance services and post- implementation cloud services such as computing services, storage, server and bandwidth. The cloud-based infrastructure is hosted by another company engaged by us where we are the principal in provision of cloud services because we control the cloud services in advance before transferring those services to the customer. We are the primary obligor who is responsible for making sure the cloud services can fulfill customer’s needs and requirements, and we have full discretion in establishing the price for post implementation cloud services. Periodic fixed fees for post-implementation support services are typically invoiced yearly or quarterly in advance.
Our customer contracts often include both implementation services and post- implementation support services. Judgement is required in determining whether implementation services and post-implementation support services are separate performance obligations. Customers can benefit from implementation service and post-implementation support service on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. We have concluded that implementation services and post-implementation support services qualify as separate performance obligations and the portion of the contractual fee allocated to them is recognized separately.
Implementation contracts are for software developed for specific needs of individual customers and therefore it does not have any alternative use for us. Moreover, implementation contracts provide us with an enforceable right to payment for performance completed to date. Accordingly, revenue for implementation contracts is recognized over the contract terms by reference to the progress of work performed, which is measured based on costs incurred toward satisfying the performance obligation, relative to total costs expected to be incurred to the complete satisfaction of the performance obligation.
For post development maintenance services, the performance obligation is to stand ready to provide technical support and unspecified updates and upgrades on a when-and-if-available basis. The customers simultaneously receive and consume the benefits of these support services as we perform and we recognize revenue based on time elapsed and thus ratably over the term of the support arrangement.
Post implementation cloud services provided on a subscription basis, where the performance obligation is the grant of the right to continuously use the cloud services for a certain term, are recognized based on time elapsed and thus ratably over the contract terms.
(b)
Transaction based service

We derive transaction-based service revenue primarily from business origination services, risk management service, operational support service and other services.
Business origination service
We provide business origination services by assisting financial institutions in customer acquisition for their products including loans, wealth management products and insurance policies, etc.
In order to satisfy our performance obligation (that is, generating customer leads for financial institutions), we design marketing plans, source leads and analyze the leads. We generate customer leads for financial institutions through our own platform or from our channel partners. The leads sourced from our own platform or from our channel partners are grouped together and are screened and analyzed by us to ensure that they meet customers’ criteria. When the leads are sourced from channel partners, we determined that we are the principal in providing the business origination services to the financial institutions because we control the leads sourced from our channel partners, and we screen and analyze those leads before delivering them to customers. For business origination services, we are primarily responsible for fulfilling the promise to generate customer leads to financial institutions, and we have full discretion in establishing the price for business origination services we provide to financial institutions, as well as the selection of and determination of prices paid to the channel partners. Accordingly, we record revenue based on the gross amount payable by the financial institutions and record the amount payable to our channel partners as cost of revenue. We recognize revenue for business origination services when a referral is successfully accepted by financial institutions.
We provide lending solutions to financial institutions which could involve multiple performance obligations including business origination, post-lending management service and a financial guarantee. Contracts with a financial guarantee obligation are referred to as “guarantee model” and contracts without a financial guarantee obligation are referred to as “non-guarantee model”. Under the guarantee model, we consider both borrower and lender our customers, where we receive consideration from borrowers. Under the non-guarantee model, we consider borrowers, lenders and insurance companies as our customers, where we receive consideration from insurance companies. As described in more details below, we ceased entering into contracts under “guarantee model” before the end of January 2018 and ceased entering into contracts with variable fees under “non-guarantee model” before the end of September 2019 (collectively referred to as the “Ceased Lending Solution Contracts”).
On December 1, 2017, the Notice on the Regulation and Rectification of the “Cash Loan” Business, or Circular 141, was issued, which prohibits institutions without guarantee qualification from providing any credit enhancement service for banking financial institutions in any form (including any commitment to bear the risk of default). For more information, please refer to “Regulatory Overview — Regulations Relating to Loan Facilitation”. Under the “guarantee model”, we committed to purchase overdue loans from financial institutions, which may be deemed as providing credit enhancement service without guarantee qualification. After the issuance of Circular 141, we ceased entering into contracts under “guarantee model” and did not enter into any new contract under “guarantee model” during the Track Record Period. All the legacy loans under “guarantee model” had matured as of January 2021. Therefore, as advised by our PRC Legal Advisor, we are of the view that the lending solutions we provided under the “guarantee model” were not in violation of then applicable laws and regulations in any material aspects, and the possibility that we will be penalized for our historical provision of lending solutions under “guarantee model” is remote. As of the Latest Practicable Date, we had not been penalized due to the “guarantee model”.
We also ceased entering into new contracts under “non-guarantee model” before the end of September 2019 as our customers, namely, the insurance companies, had decided not to continue such cooperation. As advised by our PRC Legal Advisor, the “non-guarantee model” was not prohibited by the laws and regulations which were effective at the time we ceased entering into the new contracts. We believe our customers’ decision to terminate cooperation under “non-guarantee model” was made in consideration of the evolving regulatory trend and in line with the industry development then, according to CIC. We believe that, as advised by the PRC Legal Advisor, our lending solutions under “non-guarantee model” were not in violation of the then applicable laws and regulations in any material aspects.
We determined that we are not the legal lender or legal borrower (or receiver of deposits from investors) in the loan origination and repayment process. Therefore, we do not record loans receivable or payable arising from the loans between lenders and borrowers. We act as an agent to facilitate such loans.
We generally collect on a monthly basis over the loan period the entire consideration relating to business origination, post-lending management services and the financial guarantee, if any, as one combined fee. Loan contracts facilitated by us typically have a term of 36 months. Thus, the contract contains a significant financing component as the services for the borrower referral are provided upfront but paid for over time. The total consideration is also variable. Under the guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers, in that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under the non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of the underlying loans, therefore the variability is mainly related to actual default rates of the portfolio of loans, along with the same prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining our transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. In determining the appropriate discount rate, we consider credit characteristics of the customer (unless already dealt with when arriving at the transaction price) as well as the rate that would be used in a separate financing transaction between us and the customers for the probable payments involved.
The total transaction price is allocated to the business origination and post-lending management services. Under the guarantee model, we first allocate the total transaction price to the financial guarantee liability, then the remaining consideration is allocated to the business origination services and post-lending management services on the basis of the relative standalone selling prices, determined by using the cost plus margin approach.
We consider the business origination services and post-lending management services as distinct performance obligations because borrowers, lenders and other financial institutions can benefit from the loan facilitation services and post-lending management services on their own, and those services are clearly stated in the contract and are separately identifiable, they are not integrated or interrelated with each other, and do not significantly affect each other. Although we do not sell these services separately, we determined that both deliverables have standalone value. We use the expected-cost-plus-a-margin approach to determine our best estimate of the standalone selling prices of different performance obligations as the basis for allocation. In estimating the standalone selling price for the business origination services and post-lending management services, we consider the cost incurred to deliver such services, profit margin for similar arrangements, customer demand, effect of competitors on our services, and other market factors. The total service fee allocated to business origination is recognized as revenue upon execution of loan agreements between lenders and borrowers. The service fees allocated to the post-lending management services are deferred and recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed. When the cash received is different from the revenue recognized, a “contract asset” or “contract liability” will be recognized in the consolidated statement of financial position.

Operation support services
Operation support services mainly represent messaging services, calling services and insurance loss assessment services, asset monitoring services and consulting services that we provide to financial institutions. Revenue from these post-lending management services is also included in the revenue of operation support services.
For contracts under which we charge our customers based on their usage of the services at fixed charge rates, and invoice the fees on a periodic basis, we recognize the revenue from these services when the customers receive and consume the benefits of these services each time we perform, based on the amount charged for these services.
For contracts under which we charge our customers based on the term of services and invoice the fees on a periodic basis, and the performance obligation is to stand ready to provide operation support, such as post- lending management services, the customers simultaneously receive and consume the benefits of these support services as we perform, we recognize revenue based on time elapsed and thus ratably over the term of the support arrangement.
When the cash we receive is different from the revenue recognized, a “Contract Asset” or “Contract Liability” is recognized in our consolidated statement of financial position.
Risk management services
Risk management services mainly represent credit risk assessment, identity verification services, risk management services used in insurance loss assessment, and anti-fraud services that we provide to financial institutions.
For risk management services contracts, we normally charge our customers based on their usage of the services at fixed charge rates, and we invoice the fees on a periodic basis. We recognize the revenue from these services when the customers receive and consume the benefits of these services each time we perform, based on the amount charged for these services.
Cloud platform services
Cloud platform services mainly represent value-added services provided to financial institutions, including computing, storage, database and backup services on a variety of cloud infrastructures.
For cloud platform contracts, we normally charge our customers based on usage of services at fixed charge rates, and invoice fees on periodic basis. The revenue from these services is recognized when the customers receive and consume the benefits of these services, based on the amount charged for such services.
Others
Other revenue mainly represents sales of products, asset management services and revenue from banking operation.
For sales of products, we recognize revenue net of discounts and return allowances upon the time when the products are delivered to customers.
For asset management services, we recognize service revenues ratably over the term of the service contracts.
Interest and Commission income
For revenue from banking operations, interest income from financial assets measured at amortized cost from banking operations is recognized using the effective interest rate method. Fees and commissions are recognized on an accrual basis when the service has been provided or significantly performed.
Intangible Assets
Our intangible assets include application and platform, purchased software, development cost in progress, goodwill, business license and others.

We only recognize intangible assets when future economic benefits expected to be obtained from the use of the item will flow to us and their cost can be measured reliably. Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is the fair value as at the date of acquisition.
Costs associated with maintaining our application and platform are recognized as an expense as incurred. We recognize development costs that are directly attributable to the development and testing of identifiable application and platform controlled by us as intangible assets when the following criteria are met:
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it is technically feasible to complete the application and platform so that it will be available for use,

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management intends to complete the application and platform and use or sell it,

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there is an ability to use or sell,

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it can be demonstrated how the application and platform will generate probable future economic benefits,

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adequate technical, financial and other resources to complete the development and to use or sell the application and platform are available, and

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the expenditure attributable to the application and platform during its development can be reliably measured.

Directly attributable costs that we capitalize include employee costs, technology service fee and an appropriate portion of relevant overheads.
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We recognize research expenditure and development expenditure that do not meet the criteria described above for capitalization as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use.

The useful lives of intangible assets are assessed by the period of bringing economic benefits to us.
Intangible assets with finite lives are subsequently amortized on straight-line basis over the useful economic life. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed, and adjusted if appropriate, at least at each year end. Intangible assets with indefinite useful lives are not amortized but are subject to annual impairment assessment.
Share-based Payments
An equity-settled share-based compensation plan was granted to our employees and non-employees, under which we receive services from employees and non-employees as consideration for our equity instruments (options). The fair value of the services received in exchange for the grant of the options is recognized as an expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted:
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including any market performance;

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excluding the impact of any service and non-market performance vesting conditions; and

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including the impact of any non-vesting conditions.

The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, we revise our estimates of the number of options that are expected to vest based on the non-market performance and service conditions. We recognize the impact of the revision to original estimates, if any, in our statement of comprehensive income, with a corresponding adjustment to equity.
If the terms of an equity-settled award are modified, at a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee, as measured at the date of modification.

If an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new award are treated as if they were a modification of the original award, as described in the previous paragraph.
Significant Accounting Estimates and Judgements
Consolidation of VIE
We exercise control over the VIEs and have the right to recognize and receive substantially all the economic benefits through the Contractual Arrangements. We consider that we control the VIEs notwithstanding the fact that we do not hold direct equity interests in the VIEs, as we have power over the financial and operating policies of the VIEs and receive substantially all the economic benefits from the business activities of the VIEs through Contractual Arrangements. Accordingly, all these VIEs are accounted for as controlled structured entities and their financial statements have also been consolidated by us.
Multiple Performance Obligations
We consider implementation and post-implementation support services as distinct performance obligations, and the business origination and post-lending management services as distinct performance obligations. However, we do not provide these services separately, and the third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees competitors charge for these services. As a result, we use the expected-cost-plus-a-margin approach to determine our best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, we consider the costs related to such services, profit margin, customer demand, effect of competition, and other market factors, if applicable. During the years ended December 31, 2020 and 2021, the estimation of multiple performance obligations does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
Estimation of Variable Consideration
The total consideration for business origination service and post-lending management service provided by us to financial institution is variable. Under guarantee model, the fee rate is fixed and the variability is mainly related to the prepayment risk of borrowers that the borrower can early repay the loans and the monthly service fee for the remaining period will be waived. Under non-guarantee model, the fee includes a fixed component and a variable component which depends on the performance of portfolios of the underlying loans, therefore the variability is mainly related to actual default rates of portfolios of the loans, as well as the prepayment risk. Variable fees are included as part of the total transaction price to the extent that it is highly probable that a significant reversal of the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable fee is subsequently resolved. We consider estimated prepayment risk and estimated default risk in determining its transaction price, using the expected value approach on the basis of historical information and current trends of prepayments and default. Further, given the service fees are collected over the typical loan term of 36 months, the transaction price is calculated as the present value of all probable collections, discounted using a discount rate that reflects the customers’ credit worthiness. During the year ended December 31, 2021 and 2020, the estimation of variable consideration does not have significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
Measurement of financial guarantee liability
We initially recognize financial guarantee liability at fair value. We determine the fair value using a discounted cash flow method, and take into account the timing and amount of expected payouts under the guarantee based on historical loss data, and other observable data such as the amount that are charged by other market participants to issue similar guarantees in a standalone arm’s length transaction. The discount rates adopted take into account time value of the money as well as an adjustment for our credit worthiness.

Subsequent to initial recognition, the guarantee liabilities are measured at the higher of the amount determined in accordance with the expected credit loss model under IFRS 9 Financial Instruments and the amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with the principles of IFRS 15 Revenue from Contracts with Customers. The measurement of the expected credit loss of the underlying guaranteed loans takes into account our historical loss record and those of other comparable companies in the market/industry, current and forward looking economics conditions. During the year ended December 31, 2021, the measurement of financial guarantee liability does not have a significant effect on our financial statements as relevant transaction has decreased due to Ceased Lending Solution Contracts.
Impairment of Intangible Assets Including Goodwill
We are required to test goodwill and intangible assets not ready for use on an annual basis. Other intangible assets are tested whenever events or changes in circumstances indicate that the carrying amount of those assets exceeds their recoverable amount. Intangible assets are tested for impairment based on the recoverable amount of the cash generating unit (the “CGU”) to which these assets are related. The recoverable amount is determined based on the higher of fair value less costs to sell and value in use.
Determination of the value in use is an area involving management judgment in order to assess whether the carrying value of intangible assets can be supported by the net present value of future cash flows. In calculating the net present value of the future cash flows, certain assumptions are required to be made in respect of highly uncertain areas including management’s expectations of (i) future unlevered free cash flows; (ii) long-term growth rates; and (iii) the selection of discount rates to reflect the risks involved.
Goodwill arises from our acquisitions of Vantage Point Technology on July 31, 2018, BER Technology on June 30, 2019 and View Foundation on August 30, 2019.
The goodwill is attributable to the acquired workforce and synergies expected to be derived from combining with our operations. During the years ended December 31, 2019 and 2020, we had only one operating segment, for the purpose of impairment testing, goodwill was regarded as attributable to us as a whole. During the year ended December 31, 2021, the goodwill was regarded as attributable to the CGU of Technology Solutions segment. We carry out its impairment testing on goodwill by comparing the our recoverable amounts of CGUs to their carrying amounts.
The management did the value-in-use calculations to determine the recoverable amounts. Value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of our CGUs use cash flow projection developed based on financial budgets covering a six to ten-year period approved by our management. A period longer than five years is being adopted in the projections as the our business is still at an early stage and required time building up its economic of scale. Therefore, from the viewpoint of our management and the market participants, our business is expected to reach a steady and stable terminal growth state likely after an six- to ten-year’s period. Assumed growth rate is used to extrapolate the cash flows in the following years. The financial budgets are prepared business plan which is appropriate after considering the sustainability of business growth, stability of core business developments and achievement of business targets.
The key assumptions used for value-in-use calculations are as follows:
	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Revenue growth rate	8% – 55%	8% – 55%	10% – 24%
Long term growth rate	3%	3%	2%
Pre-tax discount rate	16.26%	16.00%	16.30%
Recoverable amount of the CGU exceeding its carrying amount (RMB’000)	54,587,283	50,586,840	3,191,952

(i)
During the Track Record Period, the performance of the Fintech segment was generally in line with management’s expectations. In addition, the industry in which we operated and the market and regulatory environment were also largely stable during the Track Record Period. Hence, there were no significant changes in the operating risk, revenue growth rate and expected returns required by investors, which have resulted in relatively stable key assumptions in 2019 and 2020. With the impact of general economic environment, the business development of the Group, global socio-political conditions, pandemics outbreaks and changes in investors’ expected return, the expected growth rate decreased and the discount rates increased in 2021, therefore the headroom decreased accordingly.
The following table sets forth the impact of reasonably possible changes in each of the key assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.
	Recoverable amount of the CGU exceeding its carrying amount Year ended December 31,
Possible changes of key assumptions	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Revenue growth rate decrease by 5%	33,513,976	35,774,340	1,325,839
Long term growth rate decrease by 1%	44,214,438	47,128,390	2,741,710
Pre-tax discount rate increase by 1%	47,845,232	44,120,980	2,594,933
During the Track Record Period, the net book amount of intangible assets not yet available for use are as follows:
	For the Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Development costs in progress	157,429	121,122	45,389
We carry out our impairment testing on intangible assets by comparing the recoverable amounts of CGUs to their carrying amounts. Our management did the value-in-use calculations to determine the recoverable amounts and the value-in-use is calculated based on discounted cash flows. The discounted cash flows calculations of CGUs use cash flow projection developed based on financial budgets covering a three-year period, which is consistent with the useful-life of the intangible assets of us and approved by our management.
The key assumptions used for value-in-use calculations of intangible assets are as follows:
	For the year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Revenue growth rate	13% – 75%	3% – 67%	17% – 65%
Pre-tax discount rate	20%	20%	20%
Recoverable amount of the CGU exceeding its carrying amount (RMB’000)	298,501	175,894	65,326
Based on our management’s assessment on the recoverable amounts of the CGU, no impairment provision was considered necessary to provide as of December 31, 2019, 2020, and 2021. The decrease of headroom from 2020 to 2021 was mainly due to the decrease of the ending balance of the development costs in progress.
The pre-tax discount rate of 20% is assessed with the specific circumstance and the related risk level of intangible assets, which is consistent with our management’s understanding about the general application in the industry, and there was no significant change during the Track Record Period.
The following table sets forth the impact of reasonably possible changes in each of the key assumptions, with all other variables held constant, of goodwill impairment testing at the dates indicated. As shown below, the possible changes of key parameters would not cause the carrying amount of the CGU to exceed its recoverable amount at the dates indicated.

	Recoverable amount of the CGU exceeding its carrying amount Year ended December 31,
Possible changes of key assumptions	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Revenue growth rate decrease by 5%	197,247	110,476	41,226
Pre-tax discount rate increase by 1%	258,779	170,870	51,914
Allocation of amortization of intangible assets between cost of revenue and research and development expenses
Our intangible assets are mainly used in provision of services to customers and therefore our amortization is recognized as cost of revenue, except that platform and application with an original cost of RMB690,910,000 contributed by Ping An Group has been used in the provision of services to customers and concurrently been used as the foundation to research and develop new or upgraded products and services. With the assistance of a third party valuation firm, the original cost of RMB690,910,000 of platform and application contributed by Ping An Group is split into two components. The first component of RMB591,640,000 is arrived at based on a discounted cash flow valuation assuming that we had obtained the license to use the platform but had not obtained intellectual property rights of the platform and thus no revenue would be generated from new products in the future. The other component of RMB99,270,000 is considered as the value related to the potential of intellectual property rights (such as software codes) which are to be used in research and development activities. The amortization of platform and application with an original cost of RMB690,910,000 contributed by Ping An Group is then allocated to cost of revenue and research and development expenses based on the ratio of the above two components. Significant judgement, in particular the disaggregation of cash flow between the two components, has been made in arriving at the valuation of these two components based on which the related amortization is allocated to cost of revenue and research and development expenses. During the years ended December 31, 2020 and 2021, the allocation of amortization does not have a significant effect on our financial statements as the application and platform contributed by Ping An Group had been fully amortized in July 2019.
Capitalization of Development Costs
Costs incurred in upgrading existing application and platform (primarily relating to upgrade of the existing features or additions of new features/modules) and developing new application and platform are capitalized as intangible assets when recognition criteria are fulfilled. Our management has applied judgement in determining recognition criteria required for capitalization of such costs had been met, including whether it is technical feasible to complete the application and platform, and whether the application and platform under development will generate probable future economic benefits based on the historical experience of the existing products and the prospects of the markets. Any severe change in market performance or technology advancement will have an impact on the development costs capitalized.
Income Taxes
We are subject to income taxes in numerous jurisdictions. Judgement is required in determining the provision for income taxes.
The recognition of deferred tax assets is based upon whether it is more likely than not that sufficient and suitable taxable profits will be available in the future against which the deductible temporary difference can be utilized. To determine the future taxable profits, reference is made to the latest available profit forecasts. Where the temporary difference is related to losses, relevant tax law is considered to on a jurisdictional basis determine the availability of the losses to offset against the future taxable profits.
Significant items on which we have exercised accounting judgment include recognition of deferred tax assets in respect of tax losses. Recognition of the deferred tax assets involves judgment regarding our future financial performance.
Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact current income tax and deferred income tax in the period in which such determination is made.

Impairment of Financial Assets Measured at Amortized Costs
We apply expected credit losses model in measuring impairment of trade receivables, contract assets. The expected loss rates are based on our past loss experiences, existing market conditions as well as forward looking estimates at the end of each reporting periods.
Impact of Recently Issued Accounting Standards
A list of recently issued accounting pronouncements that are relevant to us is included in Note 2 to the Historical Financial Information.
Results of Operations
The following table sets forth a summary of our consolidated results of operations, both in absolute amount and as a percentage of net revenues for the years indicated. This information should be read together with our Historical Financial Information and related notes.
	For the Year Ended December 31,
	2019		2020		2021
	(in thousands, except %)
	RMB	% of Revenue	RMB	% of Revenue	RMB	% of Revenue
Revenue	2,327,846	100.0	3,312,290	100.0	4,132,357	100.0
Cost of revenue(1)	(1,560,988)	(67.1)	(2,068,834)	(62.5)	(2,695,706)	(65.2)
Gross profit	766,858	32.9	1,243,456	37.5	1,436,651	34.8
Research and development costs incurred	(1,147,690)	(49.3)	(1,349,292)	(40.7)	(1,415,305)	(34.2)
Less: capitalized	191,595	8.2	176,002	5.3	62,287	1.5
Research and development expenses(1)	(956,095)	(41.1)	(1,173,290)	(35.4)	(1,353,018)	(32.7)
Selling and marketing expenses(1)	(635,673)	(27.3)	(629,488)	(19.0)	(588,380)	(14.2)
General and administrative expenses(1)	(756,681)	(32.5)	(834,917)	(25.2)	(841,685)	(20.4)
Net impairment losses on financial and contract assets	(45,167)	(1.9)	(134,519)	(4.1)	(72,229)	(1.7)
Other income, gains or loss – net	(74,254)	(3.2)	58,432	1.8	13,921	0.3
Operating loss	(1,701,012)	(73.1)	(1,470,326)	(44.4)	(1,404,740)	(34.0)
Finance income	128,261	5.5	77,237	2.3	28,823	0.7
Finance costs	(174,831)	(7.5)	(150,363)	(4.5)	(76,637)	(1.9)
Finance costs – net	(46,570)	(2.0)	(73,126)	(2.2)	(47,814)	(1.2)
Share of net (losses)/gain of associate and joint venture	(14,854)	(0.6)	(7,802)	(0.2)	9,946	0.2
Loss before income tax	(1,762,436)	(75.7)	(1,551,254)	(46.8)	(1,442,608)	(34.9)
Income tax benefit	74,924	3.2	137,131	4.1	112,095	2.7
Loss for the year	(1,687,512)	(72.5)	(1,414,123)	(42.7)	(1,330,513)	(32.2)
Loss attributable to:
– Owners of the Company	(1,660,566)	(71.3)	(1,353,608)	(40.9)	(1,281,699)	(31.0)
– Non-controlling interests	(26,946)	(1.2)	(60,515)	(1.8)	(48,814)	(1.2)
	(1,687,512)	(72.5)	(1,414,123)	(42.7)	(1,330,513)	(32.2)

Note:
(1)
Share-based compensation expenses were allocated as follows:

	For the Year ended December 31,
Possible changes of key assumptions	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Cost of revenue	2,294	6,904	935
Research and development expenses	29,206	26,635	5,185
Selling and marketing expenses	25,916	21,049	2,854
General and administrative expenses	18,948	35,064	16,435
Total	76,364	89,652	25,409
Segment Information
The table below sets forth certain financial information of our operating segments for the years indicated:
	For the Year ended December 31, 2019
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands)
Revenue	—	2,385,924	(58,078)	2,327,846
Cost of revenue	—	(1,619,066)	58,078	(1,560,988)
Gross profit	—	766,858	—	766,858
Research and development expenses	(8,530)	(947,565)	—	(956,095)
Selling and marketing expenses	(7,144)	(628,529)	—	(635,673)
General and administrative expenses	(87,340)	(669,341)	—	(756,681)
Net impairment losses on financial and contract assets	—	(45,167)	—	(45,167)
Other income, gains or loss – net	(138)	(74,116)	—	(74,254)
Operating loss	(103,152)	(1,597,860)	—	(1,701,012)
	For the Year ended December 31, 2019
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands)
Revenue	3,177	3,353,903	(44,790)	3,312,290
Cost of revenue	(20,953)	(2,092,671)	44,790	(2,068,834)
Gross profit	(17,776)	1,261,232	—	1,243,456
Research and development expenses	(27,395)	(1,145,895)	—	(1,173,290)
Selling and marketing expenses	(18,622)	(610,866)	—	(629,488)
General and administrative expenses	(106,291)	(728,626)	—	(834,917)
Net impairment losses on financial and contract assets	(712)	(133,807)	—
Other income, gains or loss – net	7,440	50,992	—
Operating loss	(163,356)	(1,306,970)	—

	For the Year ended December 31, 2021
	Virtual Bank Business	Technology Solution	Intersegment eliminations & adjustments	Consolidated
	(RMB in thousands)
Revenue	34,320	4,098,734	(697)	4,132,357
Cost of revenue	(37,748)	(2,658,655)	697	(2,695,706)
Gross profit	(3,428)	1,440,079	—	1,436,651
Research and development expenses	(33,192)	(1,319,826)	—	(1,353,018)
Selling and marketing expenses	(38,042)	(550,338)	—	(588,380)
General and administrative expenses	(99,796)	(741,889)	—	(841,685)
Net impairment losses on financial and contract assets	(1,250)	(70,979)	—	(72,229)
Other income, gains or loss – net	91	13,830	—	13,921
Operating loss	(175,617)	(1,229,123)	—	(1,404,740)
Year Ended December 31, 2021 Compared to Year Ended December 31, 2020
Revenue
The table below presents our revenue by type for the years indicated and the year-on-year change, in absolute amount and by percentage.
	Year ended December 31,
	2020		2021		Changes
	RMB	%	RMB	%	RMB	%
	(in thousands, except %)
Technology Solution Segment(1)
Implementation revenue	851,856	25.7	733,648	17.8	(118,208)	(13.9)
Transaction-based and support revenue
– Operation support services	1,061,445	32.0	1,097,719	26.6	36,274	3.4
– Business origination services	605,733	18.3	450,597	10.9	(155,136)	(25.6)
– Risk management services	362,530	10.9	534,071	12.9	171,541	47.3
– Cloud services platform	314,338	9.5	1,050,179	25.4	735,841	234.1
– Post-implementation support services	55,678	1.7	49,447	1.2	(6,231)	(11.2)
– Others	57,533	1.7	182,376	4.4	124,843	217.0
– Sub-total for transaction-based and support revenue	2,457,257	74.2	3,364,389	81.4	907,132	36.9
Sub-total	3,309,113	99.9	4,098,037	99.2	788,924	23.8
Virtual Bank Business
Interest and commission	3,177	0.1	34,320	0.8	31,143	980.3
Total	3,312,290	100.0	4,132,357	100.0	820,067	24.8

Note:
(1)
Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 24.8% to RMB4,132.4 million in 2021 compared to RMB3,312.3 million in 2020 as a result of the increase in revenue from technology solution.

Technology Solution.   Our revenue from technology solution increased by 23.8% to RMB4,098.0 million in 2021 compared to RMB3,309.1 million in 2020 as a result of the increase in transaction-based and support service revenue, partially offset by the decrease in implementation revenue.
•
Our implementation revenue decreased by 13.9% to RMB733.6 million in 2021 compared with RMB851.9 million in 2020, primarily due to decrease in our implementation revenue generated from Ping An Group and its affiliates. Our higher implementation revenue from Ping An Group in 2020 was resulted from a risk control system we implemented for Ping An Group, which was fully completed in 2020. The number of premium customers who received our implementation services was 159 in 2021 compared with 193 in 2020. The number of premium-plus customers who received our implementation services was 52 in 2021 compared with 77 in 2020.

•
Our transaction-based and support services revenue increased by 36.9% to RMB3,364.4 million in 2021 compared with RMB2,457.3 million in 2020, primarily due to (i) an increase of RMB735.8 million from our revenue from cloud services platform, which was launched in the second quarter of 2020; and (ii) an increase of RMB171.5 million from our revenue from risk management services. The increase from our revenue from cloud services platform was primarily due to business growth and increase in the number of customers using our Gamma FinCloud. The increase in our revenue from risk management services was primarily due to increasing demands in risk management products such as banking related risk analytics solutions and data middle platform. The increase was partially offset by an decrease of RMB155.1 million in our revenue from business origination services primarily due to our continuous phasing out of low-value solutions, such as channel referral services, basic data processing tools and merchant acquisition tools, many of which were under business origination services. Contribution of revenue from these low-value products decreased by RMB230.5 million from 2020 to 2021. To a lesser extent, the decrease in revenue from business origination services was due to cautions among financial institutions in response to tightened regulations such as regulatory changes in online consumer finance, which led to a decrease in transaction volume by our customers. Please see “Risk Factors — Risks Relating to our Business and Industry — Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.”

Virtual Bank Business.   Our interest and commission revenue increased significantly to RMB34.3 million in 2021 compared with RMB3.2 million in 2020, primarily due to the rapid growth of our banking business since September 2020. For example, the customer loan volume increased from HKD69.7 million in 2020 to HKD1,361.2 million in 2021.
Cost of Revenue
Our cost of revenue increased by 30.3% to RMB2,695.7 million in 2021 compared with RMB2,068.8 million in 2020 as a result of increase in cost of revenue from technology solution.
Technology Solution.   Our cost of revenue of technology solution increased by 29.8% to RMB2,657.2 million in 2021 compared with RMB2,047.9 million in 2020 The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 46.7% to RMB1,704.8 million in 2021, compared with RMB1,162.0 million in 2020, and (ii) the increase in labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fee, by 8.4% to RMB669.9 million in 2021 compared with RMB618.2 million in 2020. The increase in business service fees was primarily driven by a 58.8% increase in business service fees under technology service fee to RMB878.1 million in 2021 compared with RMB552.8 million in 2020, primarily related to our Gamma Platform. Business service fees as a percentage of revenue increased from 35.1% in 2020 to 41.7% in 2021 due to product integration, which resulted in higher costs at the initial transition period. The increase in labor related costs was primarily driven by a 22.5% increase in employee benefit expenses to RMB370.4 million in 2021 compared to RMB302.4 million in 2020, which were primarily related to the upgrade of our solutions. Labor related costs as a percentage of revenue decreased from 18.7% in 2020 to 16.2% in 2021, primarily due to decrease in revenue from implementation services, which are more labor intensive compared to other solutions and services we provide. Amortization of intangible assets recognized in cost of revenue increased by 4.6% to RMB276.8 million in 2021 compared with RMB264.7 million in 2020, primarily related to the amortization of the insurance broker license and insurance agency license we acquired in the fourth quarter of 2020, and the increased amortization of our platforms and technologies.

Virtual Bank Business.   Our cost of revenue of virtual bank business increased by 83.7% to RMB38.5 million in 2021 compared with RMB21.0 million in 2020, as a result of the rapid growth of our virtual bank’s banking business since September 2020.
Gross Profit
As a result of the foregoing, our overall gross profit increased by 15.5% to RMB1,436.7 million in 2021 compared to RMB1,243.5 million in 2020. Our gross profit margin decreased to 34.8% in 2021 compared to 37.5% in 2020, primarily due to (i) the increased competition; and (ii) changes in the mix of solutions in technology solution segment including product integration in 2021, which resulted in higher costs at the initial transition period, but we believe will lead to more stable revenue growth in future as it allows us to serve customers’ need more comprehensively and increase customer stickiness.
Operating Expenses
Research and Development Expenses
Our research and development costs incurred increased by 4.9% to RMB1,415.3 million in 2021 compared to RMB1,349.3 million in 2020 primarily due to higher expenses for the development of our cloud services platforms and our AI customer service. The increase was driven by a 26.0% increase in technology service fee to RMB859.3 million in 2021 from RMB682.2 million in 2020, which related to the upgrades of our platforms and research and development of our cloud services platforms and our AI customer service. Our research and development expenses increased by 15.3% to RMB1,353.0 million in 2021 compared to RMB1,173.3 million in 2020. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB176.0 million and RMB62.3 million related to the development of our products/modules in 2020 and 2021, respectively. We capitalized less research and development costs in 2021 compared to 2020 because more research and development projects reached the point of commercialization in 2020 compared to 2021. Our capitalized research and development costs as a percentage of revenue decreased to 1.5% in 2021 compared to 5.3% in 2020 as we capitalized less research and development costs in 2021.
Selling and Marketing Expenses
Our selling and marketing expenses decreased by 6.5% to RMB588.4 million in 2021 compared to RMB629.5 million in 2020, primarily due to (i) decrease in telecommunication expenses by 63.2% to RMB36.7 million in 2021 compared to RMB99.6 million in 2020 due to tightened regulations related to marketing through text messages; and (ii) decrease in employee benefit expenses by 11.3% to RMB369.9 million in 2021 compared to RMB416.8 million in 2020 as we paid less bonus to employees due to COVID-19 and the decrease in our share price, which affected the value of our share-based compensation. The decrease was partially offset by significant increase in marketing and advertising fee to RMB110.8 million in 2021 compared to RMB58.7 million in 2020, primarily due to our increased marketing campaigns as our customer gradually recovered from the impact of COVID. Our sales and marketing personnel increased from 925 as of December 31, 2020 to 983 as of December 31, 2021. Our selling and marketing expenses as a percentage of revenue decreased to 14.2% in 2021 compared to 19.0% in 2020, as we benefited from economies of scale.
General and Administrative Expenses
Our general and administrative expenses slightly increased to RMB841.7 million in 2021 compared to RMB834.9 million in 2020, primarily due to (i) significant increase in outsourcing labor costs to RMB91.4 million in 2021 compared to RMB41.2 million in 2020 to support our business operation; and (ii) a significant increase in travelling expense to RMB20.6 million in 2021 compared to RMB7.2 million in 2020, primarily due to the relaxation of COVID-related travel restrictions in 2021 in China. This increase was offset by (i) a decrease in employee benefit expenses by 4.5% to RMB419.6 million in 2021 compared to RMB439.4 million in 2020 as we paid less bonus to employees due to COVID-19 and the decrease in our share price, which affected the value of our share-based compensation; and (ii) a decrease in others by 11.0% to RMB114.7 million in 2021 compared to RMB128.8 million in 2020, which primarily due to our cost optimization efforts. Our general and administrative personnel increased from 339 as of December 31, 2020 to 382 as of December 31, 2021. Our general and administrative expenses as a percentage of revenue decreased to 20.4% in 2021 compared to 25.2% in 2020, as we benefited from economies of scale.
Net Impairment Losses on Financial and contract Assets
Our net impairment losses on financial assets decreased by 46.3% to RMB72.2 million in 2021 compared to RMB134.5 million in 2020, primarily due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable. We had relatively higher impairment losses on financial and contract assets in 2020 due to the impact of COVID-19, which resulted in a longer payment cycle from customers or higher rates of bad debts.
Other Income, Gain — Net
Our other income decreased by 76.2% to RMB13.9 million in 2021 compared to RMB58.4 million in 2020, primarily due to decrease in net foreign exchange gain and government grants, partially offset by decreases in net loss on derivatives and guarantee gain. The decrease in net foreign exchange gain in 2021 compared with 2020 was due to the depreciation of the RMB against U.S dollars. The decrease in government grants in 2021 compared with 2020 was due to higher COVID-19 related subsidies we received in 2020. The decrease in net loss on derivatives in 2021 compared with 2020 was due to the appreciation of the U.S. dollar against RMB. We incurred guarantee loss related to legacy loans in 2020. All of these legacy loans matured as of January 2021.
Finance Income
Our finance income decreased by 62.7% to RMB28.8 million in 2021 compared to RMB77.2 million in 2020, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in 2021.
Finance Costs
Our finance costs decreased by 49.0% to RMB76.6 million in 2021 compared to RMB150.4 million in 2020, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our previous financings for onshore bank borrowings.
Share of Net Gain (Losses) of Associate and Joint Venture
We recorded share of net income of associate and joint venture of RMB9.9 million in 2021 while we incurred share of net loss of associate and joint venture of RMB7.8 million in 2020 as Puhui Lixin became profitable in 2021.
Loss Before Income Tax
As a result of the foregoing, our loss before income tax decreased to RMB1,442.6 million in 2021 compared to RMB1,551.3 million in 2020.
Income Tax Benefit
Our income tax benefit decreased by 18.3% to RMB112.1 million in 2021 compared to RMB137.1 million in 2020, primarily due to a reduction in loss before income tax. Our effective tax rate was (8.8)% and (7.8)% in 2020 and 2021, respectively.
Loss for the Year
As a result of the foregoing, our loss for the year decreased to RMB1,330.5 million in 2021 compared to RMB1,414.1 million in 2020.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
The table below presents our revenue by type for the years indicated and the period-on-period change, in absolute amount and by percentage.

	Year ended December 31,
	2020		2021		Changes
	RMB	%	RMB	%	RMB	%
	(in thousands, except %)
Technology Solution Segment(1)
Implementation revenue	570,822	24.5	851,856	25.7	281,034	49.2
Transaction-based and support revenue
– Operation support services	582,968	25.0	1,061,445	32.0	478,477	82.1
– Business origination services	770,893	33.1	605,733	18.3	(165,160)	(21.4)
– Risk management services	327,120	14.1	362,530	10.9	35,410	10.8
– Cloud services platform	—	—	314,338	9.5	314,338	—
– Post-implementation support services	36,000	1.5	55,678	1.7	19,678	54.7
– Others	40,043	1.7	57,533	1.7	17,490	43.7
– Sub-total for transaction-based and support revenue	1,757,024	75.5	2,457,257	74.2	700,233	39.9
Sub-total	2,327,846	100.0	3,309,113	99.9	981,267	42.2
Virtual Bank Business
Interest and commission	—	—	3,177	0.1	3,177	—
Total	2,327,846	100.0	3,312,290	100.0	984,444	42.3

Note:
(1)
Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 42.3% to RMB3,312.3 million in 2020 from RMB2,327.8 million in 2019 as a result of increase in revenue from technology solution.
Technology Solution.   Our revenue from technology solution increased by 42.2% to RMB3,309.1 million in 2020 from RMB2,327.8 million in 2019 as a result of increase in both implementation revenue and transaction-based and support service revenue.
•
Our implementation revenue increased by 49.2% to RMB851.9 million in 2020 from RMB570.8 million in 2019, primarily due to (i) the increase in number of customers and (ii) increased implementation revenue from our newly acquired companies, such as Beijing BER, and from our overseas business, especially in Southeast Asia. The number of premium customers who received our implementation services was 193 in 2020 compared with 144 in 2019. The number of premium-plus customers who received our implementation services was 77 in 2020 compared with 53 in 2019.

•
Our transaction-based and support services revenue increased by 39.9% to RMB2,457.3 million in 2020 from RMB1,757.0 million in 2019, primarily due to (i) an increase of RMB478.5 million in our revenue from operational support services, primary from the increase in demand for AI customer service and roadside assistance; and (ii) an increase of RMB314.3 million in our revenue from cloud services platform, which was newly launched in the second quarter of 2020. The increase was partially offset by an decrease of RMB165.2 million in our revenue from business origination services, primarily due to our continuous phasing out of low-value solutions, such as channel referral services, basic data processing tools and merchant acquisition tools, many of which were under the business origination services. Contribution of revenue from these low-value products decreased by RMB257.3 million from 2019 to 2020. This decrease was also caused by cautions among financial institutions in response to tightened regulations such as regulation change in financial services industry, which led to decrease in transaction volume by our customers. Please see “Risk Factors — Risks Relating to our Business and Industry — Our customers include commercial banks and other financial institutions that are highly regulated, and the tightening of laws, regulations or standards in the financial services industry could harm our business.”

Virtual Bank Business.   Our interest and commission revenue was RMB3.2 million in 2020. We did not have interest and commission revenue in 2019 as we launched our virtual banking business for official operation since September 2020.
Cost of Revenue
Our cost of revenue increased by 32.5% to RMB2,068.8 million in 2020 from RMB1,561.0 million in 2019 as a result of increase in cost of revenue from technology solution.
Technology Solution.   Our cost of revenue of technology solution business increased by 31.2% to RMB2,047.9 million in 2020 from RMB1,561.0 million in 2019. The increase was primarily driven by (i) an increase in business service fees, which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs, by 37.6% to RMB1,162.0 million in 2020 from RMB844.3 million in 2019 and (ii) the increase in labor-related costs, which consist of employee benefit expenses and labor-related costs under technology service fee, by 52.3% to RMB618.2 million in 2020 from RMB405.8 million in 2019. This increase was partially offset by a 14.2% decrease in amortization of intangible assets to RMB264.7 million in 2020 from RMB308.6 million in 2019. The increase in business service fees was primarily driven by an 106.0% increase in business service fees under technology service fee to RMB552.8 million in 2020 from RMB268.3 million in 2019, primarily related to AI customer service solution and cloud services platform. Business service fees as a percentage of revenue decreased to 35.1% in 2020 from 36.3% in 2019. The increase in labor related costs was primarily driven by a 54.1% increase in labor-related costs under technology service fee to RMB315.8 million in 2020 to RMB205.0 million in 2019 and a 50.6% increase in employee benefit expenses to RMB302.4 million in 2020 from RMB200.8 million in 2019, which were primarily related to the launch of new solutions. Labor related costs as a percentage of revenue increased from 17.4% in 2019 to 18.7% in 2020, primarily due to increase in revenue percentage from implementation services which were more labor intensive and launch of new solutions. Amortization of intangible assets recognized in cost of revenue decreased by 14.2% to RMB264.7 million in 2020 from RMB308.6 million in 2019, primarily because we did not recognize amortization of software and platform contributed by Ping An Group relating to revenue generation in 2020, as it had been fully amortized by July 31, 2019.
Virtual Bank Business.   Our cost of revenue of virtual bank business was RMB21.0 million in 2020, primarily related to our FinTech business before September 2020 and interests paid for our banking business since September 2020. We did not incur cost of revenue of virtual bank business in 2019 as we launched our virtual banking business for official operation since September 2020.
Gross Profit
As a result of the foregoing, our overall gross profit increased by 62.1% to RMB1,243.5 million in 2020 from RMB766.9 million in 2019. Our gross profit margin increased to 37.5% in 2020 from 32.9% in 2019, primarily due to lower channel fees related to business origination services paid to third-parties due to changes in product mix and less amortization of intangible assets.
Operating Expenses
Research and Development Expenses
Our research and development costs incurred increased by 17.6% to RMB1,349.3 million in 2020 from RMB1,147.7 million in 2019 primarily due to higher expenses for new product development. The increase was driven by a 52.0% increase in technology service fee to RMB682.2 million in 2020 to RMB448.9 million in 2019, which related to the upgrades of our platforms and research and development of new technologies and products. Our research and development expenses increased by 22.7% to RMB1,173.3 million in 2020 from RMB956.1 million in 2019. The difference between our research and development costs incurred and our research and development expenses realized was our capitalization of research and development costs of RMB191.6 million and RMB176.0 million related to the development of our products/modules in 2019 and 2020, respectively. We capitalized less research and development costs in 2020 compared to 2019. Our capitalized research and development costs as a percentage of revenue decreased to 5.3% in 2020 compared to 8.2% in 2019, as we benefited from greater economies of scale.

Selling and Marketing Expenses
Our selling and marketing expenses decreased by 1.0% to RMB629.5 million in 2020 from RMB635.7 million in 2019, primarily due to decrease in traveling and marketing expenses by 10.1% to RMB84.4 million in 2020 from RMB93.9 million in 2019 as a result of travel restrictions imposed because of COVID-19. Our selling and marketing expenses as a percentage of revenue decreased to 19.0% in 2020 from 27.3% in 2019, as we benefited from economies of scale.
General and Administrative Expenses
Our general and administrative expenses increased by 10.3% to RMB834.9 million in 2020 from RMB756.7 million in 2019, primarily due to (i) an increase in employee benefit expenses by 19.7% to RMB439.4 million in 2020 from RMB367.2 million in 2019 as a result of our increased general and administrative employee headcount; and (ii) an increase in professional service fees by 69.1% to RMB85.4 million in 2020 from RMB50.5 million in 2019, which mainly related to business consulting. Our general and administrative personnel increased from 290 as of December 31, 2019 to 339 as of December 31, 2020. Our general and administrative expenses as a percentage of revenue decreased to 25.2% in 2020 from 32.5% in 2019, as a result of increased economies of scale.
Net Impairment Losses on Financial Assets
Our net impairment losses on financial assets increased substantially to RMB134.5 million in 2020 from RMB45.2 million in 2019, primarily due to longer turnover days of trade receivables and contract assets. We had relatively higher impairment losses on financial and contract assets in 2020 due to the impact of COVID‑19, which resulted in longer payment cycle from customers or higher rate of bad debts.
Other Income, Gains or Loss — Net
We recorded RMB58.4 million other income, net in 2020 while we recorded other loss, net of RMB74.3 million in 2019, primarily due to net foreign exchange gain in 2020, lower guarantee loss, net, and an increase in government grants, partially offset by higher net loss on derivatives. The net foreign exchange gain in 2020 compared to net foreign exchange loss in 2019 was due to the appreciation in U.S dollar against the RMB. The decrease in guarantee loss was due to the lower losses from our legacy credit risk management services. The net loss on derivatives related to a forward exchange-rate product we purchased from Ping An Group.
Finance Income
Our finance income decreased by 39.8% to RMB77.2 million in 2020 from RMB128.3 million in 2019, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings in 2020.
Finance Costs
Our finance costs decreased by 14.0% to RMB150.4 million in 2020 from RMB174.8 million in 2019, primarily due to our lower level of onshore bank borrowing. We pledged the offshore proceeds from our previous financings for onshore bank borrowings.
Share of Net Losses of Associate and Joint Venture
Our share of net losses of associate decreased by 47.5% to RMB7.8 million in 2020 from RMB14.9 million in 2019, due to a smaller loss from Puhui Lixin.
Loss Before Income Tax
As a result of the foregoing, our loss before income tax decreased to RMB1,551.3 million in 2020 from RMB1,762.4 million in 2019.
Income Tax Benefit
Our income tax benefit increased by 83.0% to RMB137.1 million in 2020 from RMB74.9 million in 2019, primarily because we had more deferred tax assets attributable to our increased operating loss carry-forwards in 2020. Our effective tax rate was (4.3)% and (8.8)% in 2019 and 2020, respectively.

Loss for the Year
As a result of the foregoing, our loss for the year decreased to RMB1,414.1 million in 2020 from RMB1,687.5 million in 2019.
Liquidity And Capital Resources
Cash Flows and Working Capital
Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of December 31, 2021, we had cash and cash equivalents of RMB1,399.4 million, restricted cash of RMB1,060.4 million and financial assets at fair value through profit or loss of RMB2,071.7 million. Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged offshore bank deposits for onshore bank borrowings.
We may decide to expand our business through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and we may be subject to certain covenants that restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs, their respective subsidiaries and shareholders.
We may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations.
Substantially all of our future revenues are likely to continue to be in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.
The following table sets forth selected cash flow statement information for the years indicated:
	For the Year ended December 31,
	2019	2020	2021
	(RMB in thousands)
Operating cash flows before movements in working capital	(1,019,610)	(823,492)	(817,383)
Changes in working capital	(796,115)	129,801	433,679
Income tax paid	(1,729)	(10,454)	(20,630)
Net cash used in operating activities	(1,817,454)	(704,145)	(404,334)
Net cash generated from investing activities	570,839	1,315,725	388,435
Net cash generated from/(used in) financing activities	1,754,557	1,533,838	(1,611,781)
Net increase/(decrease) in cash and cash equivalents	507,942	2,145,418	(1,627,680)
Cash and cash equivalents at the beginning of the year/period	565,027	1,077,875	3,055,194
Effects of exchange rate changes on cash and cash equivalents	4,906	(168,099)	(28,144)
Cash and cash equivalents at the end of year/period	1,077,875	3,055,194	1,399,370

Operating Activities
Net cash used in operating activities in 2021 was RMB404.3 million, while our loss before income tax for the same period was RMB1,442.6 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB628.5 million and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB438.7 million, which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB169.5 million, which was related to a forward exchange-rate product we purchased from Ping An Group. The changes in working capital primarily reflected (i) an increase of RMB1,103.5 million in financial assets at fair value through other comprehensive income, which was related to the loans we extended in our banking operation of virtual bank in 2021; (ii) an increase of RMB944.3 million in our customer deposits, which were related to the deposits we received in our virtual bank business; (iii) a decrease of RMB587.0 million in financial investments measured at amortized cost from banking operations, which was due to repayment of loans we extended in our virtual bank business in 2020; (iv) an increase of RMB530.1 million in our trade and other payable as a result of our good credit standing; and (v) an increase of RMB356.7 million in prepayment and other receivables as we paid more deposits to our suppliers to support our increased purchase.
Net cash used in operating activities in 2020 was RMB704.1 million, while our loss before income tax for the same period was RMB1,551.3 million. The difference was primarily due to adjustments for non-cash and non-operating items of RMB727.8 million and changes in working capital. The adjustments primarily include (i) depreciation and amortization of RMB421.2 million, which was primarily in relation to our software and platform; and (ii) net loss on derivatives of RMB281.7, which was related to a forward exchange-rate product we purchased from Ping An Group, partially offset by an exchange gain of RMB285.7 million, which was due to the appreciation in U.S dollar in 2020. The changes in working capital primarily reflected (i) an increase of RMB602.3 million in our financial investments measured at amortized cost from banking operations, which was related to our virtual bank business; (ii) an increase of RMB451.7 million in our trade and other payable as a result of growth in our business; and (iii) an increase of RMB405.9 million in customer deposits, which was related to our virtual bank business.
Net cash used in operating activities in 2019 was RMB1,817.5 million, while our loss before income tax for the same period was RMB1,762.4 million. The difference was primarily due to adjustment for non-cash and non-operating items of RMB742.8 million, primarily including adding back depreciation and amortization of RMB459.9 million, which was primarily in relation to our software and platform, and changes in working capital. The changes in working capital primarily reflected (i) an increase of RMB445.6 million in our trade receivables as a result of our overall business growth and longer payment periods, and (ii) an decrease of RMB358.8 million in our trade and other payables as a result of growth in our business.
Investing Activities
Net cash generated from investing activities in 2021 was RMB388.4 million primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB7,020.0 million, which related to our cash management activities; (ii) refund of restricted cash, net of RMB1,206.6 million in relation to release of the pledge of offshore proceeds from our previous financings due to the decrease in our onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB7,577.7 million, which related to our cash management activities.
Net cash generated from investing activities in 2020 was RMB1,315.7 million primarily due to (i) our proceeds from sale of financial assets at fair value through profit or loss of RMB8,648.0 million, which related to our cash management activities; (ii) refund of restricted cash, net of RMB1,064.8 million in relation to the pledge of offshore proceeds from our previous financings for onshore bank borrowings. The cash inflows were partially offset by our payment for financial assets at fair value through profit or loss of RMB8,433.1 million.
Net cash generated from investing activities in 2019 was RMB570.8 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss of RMB6,693.1 million, which related to our cash management activities, and a refund of restricted cash of RMB708.1 million in relation to the pledge of offshore proceeds from our previous financings for onshore bank borrowings, which were partially offset by our payment for financial assets at fair value through profit or loss of RMB5,808.5 million, payment for financial assets at fair value through other comprehensive income of RMB388.4 million, and payment for acquisition of subsidiary, net of cash acquired of RMB270.8 million in relation to our acquisitions of Beijing BER and View Foundation, payment for intangible assets of RMB216.7 million, and a capital investment of RMB100.0 million we made in Puhui Lixin.
Financing Activities
Net cash used in financing activities in 2021 was RMB1,611.8 million, primarily due to repayments of short-term borrowings of RMB2,376.9 million, partially offset by RMB912.9 million for proceeds from short-term borrowings.
Net cash generated from financing activities 2020 was RMB1,533.8 million, primarily due to cash inflow of RMB2,722.4 million for proceeds from issuance of Shares in our follow-on offering and RMB2,257 million for proceeds from short-term borrowings. This cash inflow was partially offset by RMB3,177.2 million for repayments of short-term borrowings and related interest payment of RMB142.6 million.
Net cash generated from financing activities 2019 was RMB1,754.6 million, primarily due to the cash inflow of proceeds from short-term borrowings RMB4,286.9 million and issuance of Shares upon initial public offering of RMB2,035.2 million. This cash inflow was partially offset by the cash outflow of RMB4,469.3 million for repayments of short-term borrowings and related interest payment of RMB144.3 million.
Capital Expenditures
Our capital expenditures were RMB314.5 million, RMB265.2 million and RMB128.0 million for 2019, 2020 and 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. We will continue to make capital expenditures to meet the needs of the expected growth of our business.
Working Capital Sufficiency
Our Directors are of the view that taking into account the financial resources available to us, including our current cash and cash equivalents and available financing facilities, we have sufficient working capital for our present requirements and for at least the next 12 months from the date of this document.

Discussion of Certain Key Balance Sheet Items
Current Assets/Liabilities
The following table sets forth our current assets and current liabilities as of the dates indicated:
	As of December 31,			As of April 30, 2022
	RMB	RMB	RMB	RMB
	(RMB in thousands)			(unaudited)
Current assets
Trade receivables	710,123	838,690	891,174	1,287,900
Contract assets	211,276	257,830	227,895	187,181
Prepayments and other receivables	528,277	443,328	752,667	883,352
Financial assets measured at amortized cost from banking operations	—	576,305	12,711	6,229
Financial assets at fair value through other comprehensive income	—	—	482,497	829,764
Financial assets at fair value through profit or loss	1,690,967	1,487,871	2,071,653	898,530
Restricted cash	3,440,289	2,280,499	1,060,427	503,518
Cash and cash equivalents	1,077,875	3,055,194	1,399,370	1,256,152
Total current assets	7,658,807	8,939,717	6,898,394	5,852,626
Current liabilities
Trade and other payables	1,075,576	1,547,781	2,137,099	2,231,078
Payroll and welfare payables	538,132	625,330	515,067	318,674
Contract liabilities	104,960	138,547	153,844	167,793
Short-term borrowings	3,218,566	2,283,307	815,260	288,609
Customer deposits	—	405,853	1,350,171	1,563,178
Derivative financial liabilities	2,682	165,880	190,971	106,958
Total current liabilities	4,939,916	5,166,698	5,162,412	4,676,290
Net current assets	2,718,891	3,773,019	1,735,982	1,176,336
We had net current assets of RMB2,718.9 million, RMB3,773.0 million, RMB1,736.0 million and RMB1,176.3 million (unaudited) as of December 31, 2019, 2020 and 2021, and April 30, 2022, respectively.
Our net current assets increased from RMB2,718.9 million as of December 31, 2019 to RMB3,773.0 million as of December 31, 2020, primarily due to (i) an increase in cash and cash equivalent of RMB1,977.3 million as a result of collection of trade receivables and guarantee deposits under certain projects as of December 31, 2020; and (ii) a decrease in short-team borrowing of RMB935.3 million due to a decrease in our onshore bank borrowing, partially offset by (i) a decrease in our restricted cash of RMB1,159.8 million due to the decrease of our onshore bank borrowing, for which we used our offshore proceeds from previous financings as a pledge; and (ii) an increase in trade and other payables related to the our business growth.
Our net current assets decreased by 54.0% from RMB3,773.0 million as of December 31, 2020 to RMB1,736 million as of December 31, 2021, primarily due to (i) a decrease in cash and cash equivalent of RMB1,655.8 million; (ii) a decrease in restricted cash of RMB1,220.1 million, which primarily consisted of a pledge we had for our onshore bank borrowing; and (iii) an increase in customer deposits of RMB944.3 million primarily as a result of growth in our virtual bank business, partially offset by a decrease in short-term borrowings of RMB1,468.0 million as a result of a decrease in our onshore borrowings.
Our net current assets decreased by 32.2% from RMB1,736.0 million as of December 31, 2021 to RMB1,176.3 million (unaudited) as of April 30, 2022, primarily due to a decrease in financial assets at fair value through profit or loss of RMB1,173.1 million to replenish operation cash flow and to repay our outstanding short-term borrowings. Our operating cash flow is primarily driven by our net profit/loss. Our business is subject to seasonality, where our first quarter is generally weaker compared to the rest of the year. On the other hand, we had relatively high operation cash demand in the four months ended April 30, 2022, which was primarily related to (i) the payments of our employees’ annual bonus; (ii) the payments to our suppliers, a portion of which were deferred from the end of 2021 to 2022; and (iii) the rapid growth in the loan volume we extended in our virtual banking operation. The decrease in net current assets was also due to a decrease in restricted cash of RMB556.9 million, which primarily consisted of a pledge we had for our onshore bank borrowing. The decrease was partially offset by (i) a decrease in short-term borrowings of RMB526.7 million as a result of a decrease in our onshore borrowings; (ii) an increase in trade receivables of RMB396.7 million due to delay in payments from our customers due to negative impact of COVID-19; and (iii) an increase in financial assets at fair value through other comprehensive income of RMB347.3 million due to increase in loan volume that we extended in our banking operation of virtual bank in 2021.
Non-Current Assets/Liabilities
The following table sets forth our non-current assets and non-current liabilities as of the dates indicated:
	As of December 31,
	2019	2020	2021
	(in thousands)
Non-current assets
Property and equipment	314,505	224,284	244,412
Intangible assets	976,948	917,063	687,194
Deferred tax assets	423,786	564,562	683,218
Financial assets measured at amortized cost from banking operations	—	25,283	674
Investments accounted for using the equity method	118,829	175,733	185,346
Financial assets at fair value through other comprehensive income	393,448	21,828	640,501
Contract assets	40,998	16,788	868
Total non-current assets	2,268,514	1,945,541	2,442,213
Non-current liabilities
Trade and other payables	420,873	395,514	313,834
Contract liabilities	12,700	17,683	19,418
Deferred tax liabilities	33,291	20,080	9,861
Total non-current liabilities	466,864	433,277	343,113
Net non-current assets	1,801,650	1,512,264	2,099,100
Trade receivables
Our trade receivables consist of amounts due from customers for products sold or services performed in the ordinary course of business. Our trade receivables increased by 18.1% from RMB710.1 million as of December 31, 2019 to RMB838.7 million as of December 31, 2020, and further increased by 6.3% to RMB891.2 million as of December 31, 2021, primarily as a result of the growth in our business.
The aging analysis of the trade receivables is as follows:

	As of December 31,
	2019	2020	2021
	(RMB in thousands)
Within one year	705,515	746,846	897,114
From one year to two years	24,736	112,349	22,920
From two years to three years	3,020	16,826	8,026
Over three years	4,733	5,126	6,092
Trade receivables	738,004	881,147	934,152
Less: impairment loss allowance	(27,881)	(42,457)	(42,978)
Total	710,123	838,690	891,174
The following table sets forth the turnover days of our trade receivables for the years indicated:
	For the Year Ended December 31,
	2019	2020	2021
Trade receivables turnover days(1)	79	89	80

Note:
(1)
Trade receivable turnover days for a given year are equal to average gross trade receivable balances at the beginning and the end of the year divided by the sum of revenue during the year and then multiplied by 365 days.

Our trade receivables turnover days were 79 days, 89 days and 80 days for the years ended December 31, 2019, 2020 and 2021, respectively. The increase in our trade receivables turnover days from 79 days in 2019 to 89 days in 2020 was primarily attributable to the negative impact of COVID-19. The decrease in our trade receivables turnover days to 80 days in 2021 was primarily due to our increasing receivables collection and enhanced account receivable management efforts and improvement in our customers’ credit standing.
As of April 30, 2022, RMB584.5 million, or 62.6% of gross amount of our trade receivables balance as of December 31, 2021, had been settled.
Our accounts receivables aged over one year amounted to RMB32.5 million, RMB134.3 million and RMB37.0 million as of December 31, 2019, 2020 and 2021, respectively, which accounted for 4.4%, 15.2% and 4.0%, respectively, of our gross accounts receivables as of the respective dates. Our Directors consider that there is no material recoverability issue with respect to such trade receivables aged over one year for the following reasons: (i) the subsequent settlement of trade receivables were primarily related to seasonality as described in “Business — Seasonality” and the lockdown impact of COVID-19 in the first quarter of 2022 over customers from different industries, each involving a relatively limited amount of outstanding trade receivables, (ii) we monitor long-aging trade receivables closely, and as elaborated in “— Quantitative and Qualitative Financial Risks — Credit risk”, we have taken various measures to enhance the collection of such trade receivables. We have established measures to closely monitor the collection of our trade receivables, including to (i) update the collection status of trade receivables on a monthly basis; (ii) for any trade receivables that are due beyond credit terms, we shall start collection activities; and (iii) our finance, legal and operation departments shall work collaboratively to push collection efforts forward. A significant majority of our trade receivables are aged within one year. Our staff strictly follow the above measures and closely monitor trade receivables that are past due. As such, our Directors believe that no additional impairment is necessary for the unsettled trade receivables.
Contract assets
Our contract assets represent our rights to receive consideration for obligations partially performed and not yet billed under our agreements with customers as such rights are conditioned on our future performance of our remaining obligations under such agreements. Upon the completion of the solutions and services rendered and acceptance by our customers, the amount recognized as contract assets will be reclassified to trade receivables. Our contract assets increased by 8.9% from RMB252.3 million as of December 31, 2019 to RMB274.6 million as of December 31, 2020, primarily was in line with the growth of our contracted sales. Our contract assets decreased by 16.7% from RMB274.6 million as of December 31, 2020 to RMB228.8 million as of December 31, 2021, primarily because certain projects reached the milestone for invoice issuance and the relevant amount was reclassified to trade receivables.
The following table sets forth the remaining performance obligations of long-term contracts as of the date indicated. The remaining performance obligations disclosed below represent post-implementation support services, risk management services and operation support services that have an original contractual term of more than one year. Please refer to Note 5.2(b) to the Historical Financial Information.
	For the year ended December 31,
	2019	2020	2021
	(RMB in thousands)
Aggregate amount of the transaction price allocated to long-term contracts that are partially or fully unsatisfied at the end of each year
Expected to be recognized within one year	67,979	240,089	586,913
Expected to be recognized in one to two years	18,920	67,464	105,018
Expected to be recognized in two to three years	3,290	48,475	53,292
Expected to be recognized beyond three years	12,339	27,688	57,338
	102,528	383,716	802,561
The following table sets forth the turnover days of our trade receivables and contract assets for the years indicated:
	For the year ended December 31,
	2019	2020	2021
	(in thousands)
Trade receivables and contract assets turnover days(1)	117	122	108

Note:
(2)
Trade receivables and contract assets turnover days for a given year are equal to average gross trade receivables and contract assets balances at the beginning and the end of the year divided by the sum of revenue during the year and then multiplied by 365 days.

Our trade receivables and contract assets turnover days were 117 days, 122 days and 108 days for the years ended December 31, 2019, 2020 and 2021, respectively. The increase in our trade receivables and contract assets turnover days from 117 days in 2019 to 122 days in 2020 was primarily attributable to the negative impact of COVID-19. The decrease in our trade receivables and contract assets turnover days to 108 days in 2021 was primarily due to increasing receivables collection efforts and better account management.
As of April 30, 2022, RMB98.1 million, or 31.5%, of our contract assets balance as of December 31, 2021, had been subsequently certified.
Prepayments and other receivables
Prepayments and other receivables primarily consist of financial guarantee fee receivable, deposit, value-added-tax deductible, advance to suppliers, advance to staffs, and others. Deposits primarily relates to the deposits we pay to our suppliers to guarantee the final results of certain projects.
The following table sets forth details of our prepayments and other receivables as of the dates indicated:

	For the year ended December 31,
	2019	2020	2021
	(RMB in thousands)
Financial guarantee fee receivable, gross	55,296	174	—
Less: impairment loss allowance	(7,335)	(74)	—
Financial guarantee fee receivable, net	47,961	100	—
Deposit receivable(1)	226,180	282,864	539,625
Value-added-tax deductible	60,765	40,730	53,437
Receivable from disposal of equipment to related parties	51,695	—	—
Advance to suppliers	38,871	41,446	93,230
Advance to staffs	25,339	38,679	42,343
Receivables for value-added-tax paid on behalf of wealth management products(2)	3,154	5,007	6,881
Others	75,644	37,851	20,119
Less: impairment loss allowance	(1,332)	(3,349)	(2,968)
	528,277	443,328	752,667

Notes:
(1)
Deposit receivable mainly represents deposit paid to the Group’s service vendors according to the contractual agreements and such receivables will contractually be repaid within one year.

(2)
Representing value-added tax Zhuhai Yirongtong paid on behalf of the fund beneficiaries for the wealth management products it served as private fund manager.

The following table sets forth breakdown of our prepayment and other receivables among Ping An Group and others as of the dates indicated:
	As of December 31,
	2019	2020	2021
	(RMB in thousands)
Ping An Group	190,447	239,281	531,327
Others	337,830	204,047	221,340
Total	528,277	443,328	752,667
Our prepayments and other receivables decreased by 16.1% from RMB528.3 million as of December 31, 2019 to RMB443.3 million as of December 31, 2020 mainly related to guarantees we collected back after completion of certain projects and receivables we collected from disposal of equipment in our Indonesian entity. Our prepayments and other receivables increased by 69.8% to RMB752.7 million as of December 31, 2021, primarily due to the increase in deposit receivable paid to Ping An Group for the procurement of technology services and advance to suppliers paid to independent outsourcing partners for provision of onsite implementation services to our customers, which was in line with our business growth. Ping An Group was among our five largest suppliers during the Track Record Period. For the background of Ping An Group, please refer to the subsection headed “Business — Our Relationship with Ping An Group” in this document. The independent third-party outsourcing partners for provision of onsite implementation services to our customers were generally information technology companies and human resources outsourcing companies, none of which was among our top five largest suppliers during the Track Record Period. As of April 30, 2022, RMB72.5 million, or 11.5% of the balance of deposit receivables and advance to suppliers as of December 31, 2021, had been subsequently settled, among which RMB48.0 million was attributable to Ping An Group while RMB24.5 million was attributable to other suppliers.
As of April 30, 2022, RMB72.5 million, or 9.6% of our prepayments and other receivables balance as of December 31, 2021, had been settled.

Financial assets measured at amortized cost from banking operations
Our financial assets measured at amortized cost from banking operations include placements due from banks and other financial institutions and loans and advances to customers. The balance represents financial assets measured at amortized cost carried out by our virtual bank since 2020. The balance of loans and advances we extended to customers through virtual bank in 2020 were categorized under financial assets measured at amortized cost from banking operations. Since 2021, as our management may explore to sell down our loan exposures in future, which is regarded as “hold to collect and sell” business model under HKFRS9, the balance of loans and advances we extended to customers through virtual bank were categorized under financial assets at fair value through other comprehensive income. Our financial assets measured at amortized cost from banking operations decreased significantly from RMB601.6 million as of December 31, 2020 to RMB13.4 million as of December 31, 2021, primarily due to repayment of loans we extended in our virtual bank business in 2020. We did not have financial assets measured at amortized cost from banking operations as of December 31, 2019 as we launched our virtual bank for pilot trial operations in June 2020 and for official operation in September 2020.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss consist of our contingent returnable consideration in relation to the earn-out mechanism set forth in the share purchase agreement for the acquisition of Beijing BER and wealth management products. Below is a breakdown of our financial assets at fair value through profit or loss:
	As of December 31,
	2019	2020	2021
	(RMB in thousands)
Contingent returnable consideration	1,438	676	676
Wealth management products	1,689,529	1,487,195	2,070,977
	1,690,967	1,487,871	2,071,653
As of December 31, 2019, 2020, and 2021, out of the wealth management products we invested in, we had RMB1,655.5 million, RMB1,487.2 million and RMB2,071.0 million were invested in wealth management products issued by Ping An Group, respectively, which were redeemable upon request.
Our capital management department is responsible for managing our investments in wealth management products under Board authorization. Our investment strategy related to wealth management products aims to minimize the financial risks by reasonably and conservatively matching the maturities of the portfolio to anticipated operating cash needs, and to generate investment returns with the idle funds available. We primarily invest in wealth management products with relatively low risks and the proposed investment must not interfere with our daily operation and business prospects. In addition, we have implemented internal policies to provide guidance on our investment management. Prior to making any material investment in wealth management products, we will thoroughly consider factors including (i) the percentage of our current assets, (ii) the structure of our assets and debts, (iii) the liquidity of our investment assets, and (iv) the influence of market conditions on the liquidity of our investment assets. To monitor and control the investment risks associated with our wealth management product portfolio, our Board has adopted a set of internal authorization policies to manage our investment in wealth management products. Pursuant to our authorization policies, the right to propose, analyze and evaluate potential investment and in wealth management products is reserved to the head of our capital management department, who reports to our chief financial officer. We had management team with deep industry knowledge and investment experience to oversee our investment in wealth management products. For example, our chief financial officer has a bachelor’s degree of science in probability and statistics and has been a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008. Our head of capital management department has a master’s degree in actuary and investment. Both of them have more than 10 years of experience in financial investment and management. Prior to making any investments in wealth management products, the proposal will need to be approved by the head of our capital management department. We also regularly analyze our actual cash outflow and our cash flow forecast or our budget and make investment decisions and adjustment accordingly. The underlying assets of the wealth management products we acquired during our Track Record Period were low-risk fixed income and principal-guaranteed financial instruments, and can be redeemed at our preference at any time. The funds will be returned to our account on the same day or the next day of the redemption. The weighted average return rate of these products is between 2.5% to 3.8% each year. Our investment in such wealth management products will be subject to compliance with Chapter 14 of the Listing Rules after the Listing.
Financial assets at fair value through other comprehensive income
Our financial assets at fair value through other comprehensive income include loans and advances to customers from banking operations, unlisted equity securities investment we acquired in Fujian Exchange Settlement Centre Co., Ltd., and listed debt securities we hold. See note 16 to the Historical Financial Information for details of our financial assets at fair value through other comprehensive income. We had financial assets at fair value through other comprehensive income of RMB393.4 million, RMB21.8 million and RMB1,123.0 million as of December 31, 2019, 2020 and 2021, respectively. Since 2021, as our management may explore to sell down our loan exposures in future, which is regarded as “hold to collect and sell” business model under HKFRS9, the balance of loans and advances we extended to customers through virtual bank were categorized under financial assets at fair value through other comprehensive income, which contributed to the significant growth of balance of fair value through other comprehensive income in 2021.
For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rates estimates for similar loans. The fair value of loans reflects expected credit losses at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the time period they are expected to be recovered. Favourable and unfavourable changes are determined on the basis of changes in the value of instruments as a result of varying the levels of the unobservable parameters. The favourable and unfavourable changes of Level 3 fair values is not significant. We have a finance team headed by the head of financial and regulatory reporting performing valuation for customer loans and advances to customers which are categorized into Level 3 of the fair value hierarchy. The team reports to our Chief Financial Officer. The valuation is verified by our external auditors. In relation to the valuation of level 3 instruments, with reference to the guidance under the “Guidance Note on Directors’ Duties in the Context of Valuations in Corporate Transactions” issued by the SFC in May 2017 applicable to directors of companies listed on the Stock Exchange, our Directors adopted the following procedures: (i) reviewed results prepared by the finance team; and (ii) reviewed auditor’s opinion and assessment on the data and the assumptions used in making accounting estimates and their related disclosure are appropriate to achieve the recognition, measurement or disclosure in accordance with the Hong Kong Financial Reporting Standards. Based on the above procedures and the professional advice received, our Directors are of the view that the valuation analysis performed on level 3 instruments is fair and reasonable and the financial statements of our Group are properly prepared. Should any of the estimates and assumptions changed, it may lead to a change in the fair value of the level 3 instruments.
Details of the fair value measurement of financial assets, particularly the fair value hierarchy, valuation techniques and key inputs, including significant unobservable inputs are disclosed in Note 4.3 to the Accountant’s Report, which was issued by the Reporting Accountant in accordance with Hong Kong Standard on Investment Circular Reporting Engagement 200 “Accountants’ Reports on Historical Financial Information in Investment Circulars” issued by the Hong Kong Institute of Certified Public Accountants. The Reporting Accountant’s opinion on our historical financial information for the Track Record Period as whole is set out in the Accountants’ Report.
Based on the due diligence conducted by the Joint Sponsors including but not limited to (i) review of relevant notes in the Historical Financial Information, (ii) conducting financial due diligence with the Company to understand the bases of the relevant valuation and (iii) conducting due diligence with the Reporting Accountant to understand the work they performed in relation to the valuation of the level 3 financial instruments for the purpose of reporting on the historical financial information of the Group for the Track

Record Period as a whole, nothing has come to the Joint Sponsors’ attention that would reasonably cause the Joint Sponsors to question the valuation analysis and results performed by the Directors.
Restricted Cash
Restricted cash mainly represents pledge bank deposits, accrued interest and time deposit with initial term over three months. Our restricted cash decreased by 33.7% from RMB3,440.3 million as of December 31, 2019 to RMB2,280.5 million as of December 31, 2020, and further decreased by 53.5% to RMB1,060.4 million as of December 31, 2021, primarily due to the decrease of our onshore bank borrowing, for which we used our offshore proceeds from previous financings as pledge.
Trade and other payables
Trade and other payables present unpaid liabilities for goods and services provided to us prior to the end of the financial year. Trade and other payables primarily consist of trade payables for goods and services, redemption liability, accrued expenses, lease liabilities and amount due to related parties. The following table sets forth details of our trade and other payable as of the dates indicated:
	As of December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Trade payables
Due to related parties	153,677	632,912	761,330
Due to third parties	193,318	287,324	340,398
	346,995	920,236	1,101,728
Redemption liability(1)	244,793	259,119	271,525
Accrued expenses	224,010	159,091	220,774
Security deposit	33,683	87,402	56,236
Lease liabilities	189,689	134,219	154,890
Amounts payable for purchase of shares held for share incentive scheme	88,280	88,280	88,280
Unpaid business acquisition consideration of View Foundation	48,000	48,000	—
Other tax payables	35,675	47,762	44,716
Amount due to related parties	24,517	100,614	420,254
Service fee refundable	5,412	8,953	9,809
Financial guarantee payables	116,509	3,041	—
Others	138,886	86,578	82,721
	1,496,449	1,943,295	2,450,933
Less: non-current portion
Redemption liability	(244,793)	(259,119)	(128,081)
Lease liabilities	(87,800)	(48,115)	(97,473)
Amounts payable for purchase of shares held for share incentive scheme	(88,280)	(88,280)	(88,280)
	(420,873)	(395,514)	(313,834)
	1,075,576	1,547,781	2,137,099

Note:
(1)
Redemption liability represents the amortized costs associated with the rights of non-controlling shareholders of Beijing BER and Vantage Point Technology to require us to purchase their remaining equity interests. For details, see Note 35 to the Historical Financial Information.

As at December 31, 2019, 2020, and 2021, the aging of the trade payables were mainly within 1 year.
Our trade and other payable increased by 43.9% from RMB1,075.6 million as of December 31, 2019 to RMB1,547.8 million as of December 31, 2020, and further increased by 38.1% to RMB2,137.1 million as of December 31, 2021, primarily as a result of the increase in amount due to related parties which included the increased guarantee deposit we received from our customers, which is in line with our business growth.
The following table sets forth the turnover days of our trade payables for the years indicated:
	For the year ended December 31,
	2019	2020	2021
Trade payables turnover days(1)	78	112	137

(1)
Trade payables turnover days for a given year are equal to average trade payables balances at the beginning and the end of the year divided by the sum of costs of revenue during the year and then multiplied by 365 days.

Our trade payables turnover days were 78 days, 112 days and 137 days for the years ended December 31, 2019, 2020 and 2021, respectively. The increase in our trade payable turnover days from 78 days in 2019 to 112 days in 2020, and further to 137 days was primarily attributable to our good credit standing.
As of April 30, 2022, RMB825.9 million, or 33.7% of our trade and other payables balance as of December 31, 2021, had been settled.
Short-term borrowings
Short-term borrowings consist of secured borrowings and unsecured bank loans. Our short-term borrowings decreased from RMB3,218.6 million as of December 31, 2019 to RMB2,283.3 million as of December 31, 2020, and further decreased by 64.3% to RMB815.3 million as of December 31, 2021, which is in line with the decrease of our onshore borrowings.
Customer deposits
Customer deposits represent customer deposit held by OneConnect Bank. Our customer deposits increased significantly from RMB405.9 million as of December 31, 2020 to RMB1,350.2 million as of December 31, 2021, which is in line with the growth of our business. We did not have such customer deposits as of December 31, 2019 as we launched our virtual bank for pilot trial operations in June 2020 and for official operation in September 2020.
Property and Equipment
Our property and equipment primarily consist of office and telecommunication equipment and leasehold improvement. Our property and equipment decreased by 28.7% from RMB314.5 million as of December 31, 2019 to RMB224.3 million as of December 31, 2020, primarily due to the depreciation related to our leaseholds, and further increased 9.0% to RMB244.4 million as of December 31, 2021, primarily due to lease of new offices as a result of our business expansion.
Intangible Assets
Our intangible assets include application and platform, purchased software, development cost in progress, goodwill, business license and others. Below is a breakdown of our intangible assets by nature:

	As of December 31,
	2019	2020	2021
	(RMB in thousands)
Application and platform	321,532	317,383	229,174
Purchased software	64,996	44,758	27,041
Development costs in progress	157,429	121,122	45,389
Goodwill	289,161	289,161	289,161
Business license and others	143,830	144,639	96,429
Total	976,948	917,063	687,194
Our intangible assets remained relatively stable from RMB976.9 million as of December 31, 2019 to RMB917.1 million as of December 31, 2020, and further decreased by 25.1% to RMB687.2 million as of December 31, 2021, primarily due to the amortization of our intangible assets.
Deferred Tax Assets
Our deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses. We recorded deferred tax assets of RMB423.8 million, RMB564.6 million and RMB683.2 million as of December 31, 2019, 2020 and 2021, respectively.
Derivative financial liability
Our derivative financial instruments are initially recognized at fair value on the date of which the related derivative contracts are entered into and are subsequently measured at fair value. All derivatives are carried as assets when the fair values are positive and as liabilities when the fair values are negative. We had two types of derivative financial instruments during our Track Record Period, which are foreign exchange swaps and currency forwards. The following table sets forth details of the nominal amount and fair value of our derivative financial instruments as of the dates indicated:
	Year ended December 31,
	2019		2020		2021
	Nominal amount	Fair value	Nominal amount	Fair value	Nominal amount	Fair value
	RMB’000		RMB’000		RMB’000
Foreign exchange swaps	2,044,027	2,682	1,957,470	165,880	2,186,865	152,005
Currency forwards	—	—	—	—	1,095,958	38,966
	2,044,027	2,682	1,957,470	165,880	3,282,823	190,971
During our Track Record Period, our foreign exchange risk exposure under these derivatives was limited as the foreign exchange swaps we acquired were fixed-for-fixed swaps and the currency forwards we acquired were currency forwards with fixed exchange rate.
Indebtedness
Borrowings
As of December 31, 2019, 2020 and 2021, and April 30, 2022, we had short-term borrowings of RMB3,218.6 million, RMB2,283.3 million, RMB815.3 million and RMB288.6 million (unaudited), respectively.
We had credit facilities with four Chinese banks, which are China Merchants Bank, Bank of China, Bank of Beijing, and Shenzhen High-tech Investment small loan Co., Ltd. We had an aggregate of committed credit of RMB686.0 million with these four banks. As of the Latest Practicable Date, we had an aggregate drawn-down of RMB206.0 million from these four banks, with maturities ranging from July 2022 to January 2023.

The weighted average annual interest rate under our outstanding borrowings was 4.65% as of December 31, 2021. None of our credit facilities contain a material financial covenant.
As of April 30, 2022, being the latest practicable date for determining our indebtedness, we had outstanding short-term borrowings of RMB287.5 million (unaudited).
As of April 30, 2022, we had unutilized and unrestricted bank loan facilities of RMB303.0 million.
Non-trade balance with related parties
During the Track Record Period, we have entered into a number of related party transactions which were of non-trade nature. The following table sets forth the outstanding balances with related parties as of the dates indicated:
	As of December 31,			As of April 30, 2022
	2019	2020	2021	2022
	(RMB in thousands)			(unaudited)
Financial assets at fair value through profit or loss
Ping An Group and its subsidiaries	1,655,509	585,368	599,540	605,620
Prepayment and other receivables
Open Portal Guangxi	—	—	3,515	3,585
Restricted cash
Ping An Group and its subsidiaries	1,494,729	920,816	702,058	430,352
Short-term borrowings
Ping An Group and its subsidiaries	1,210,920	705,482	300,805	—
Derivative financial liabilities
Ping An Group and its subsidiaries	2,682	165,880	190,971	106,958
Total	4,363,840	2,377,546	1,796,889	1,146,515
As of December 31, 2019, 2020 and 2021, and April 30, 2022, our aggregated non-trade balance with related parties amounted to RMB4,363.8 million, RMB2,377.5 million, RMB1,796.9 million and RMB1,146.5 million (unaudited), respectively. Our non-trade balance with related parties comprised (i) financial assets at fair value through profit or less; (ii) prepayment and other receivables; (iii) restricted cash; (iv) short-term borrowings; and (v) derivative financial liabilities.
These non-trade balances with related parties were mainly for treasury management purpose which are collectable or repayable on demand or within one year. We do not plan to settle these non-trade nature related party transactions before Listing.
For more details of our non-trade balance with related parties, please see “— Material Related Party Transactions.”
During the Track Record Period and up to the Latest Practicable Date, we had not been in violation of any of the covenants pursuant to the applicable agreement we entered with our lenders. Our Directors confirm that we are not subject to other material covenants under any agreements with respect to any bank loans or other borrowings. Our Directors also confirm that there was no delay or default in the repayment of borrowings during the Track Record Period and up to the Latest Practice Date. Taking our financial position into consideration, our Directors are of the opinion that we are able to abide by these covenants amid current market conditions and that our capital raising abilities were not materially affected as of April 30, 2022.
Lease Liabilities
Our lease liabilities are in relation to properties that we lease for our office premises. The following table sets forth our lease liabilities as of the dates indicated:

	As of December 31,			As of April 30,
	2019	2020	2021	2022
	(RMB in thousands)			(unaudited)
Non-Current	87,800	48,115	97,473	98,734
Current	101,889	86,104	57,417	64,440
Total	189,689	134,219	154,890	163,174
Contingent Liabilities
As of December 31, 2019, 2020 and 2021, and April 30, 2022, we did not have any material contingent liabilities.
Except as otherwise disclosed above, we did not have any material mortgages, charges, debentures, loan capital, debt securities, loans, bank overdrafts or other similar indebtedness, finance lease or hire purchase commitments, liabilities under acceptances (other than normal trade bills), acceptance credits, which are either guaranteed, unguaranteed, secured or unsecured, or guarantees or other contingent liabilities as of April 30, 2022. Since April 30, 2022 and up to the Latest Practicable Date, there had not been any material adverse change to our indebtedness.
Key Financial Ratios
The following table sets forth our key financial ratios for the years indicated:
	For the Year Ended December 31,
	2019	2020	2021
Gross profit margin(1)	32.9%	37.5%	34.8%
Gearing ratio(2)	75.4%	45.7%	25.3%

Notes:
(1)
Gross profit margin equals gross profit divided by revenues for the year.

(2)
Gearing ratio equals total debt divided by total equity. Total debt is calculated as the aggregate of total borrowings and lease liabilities.

Holding Company Structure
OneConnect Financial Technology Co., Ltd. is a holding company with no material operations of its own. We conduct our operations in China primarily through our VIEs and their subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, OneConnect Financial Technology Co., Ltd.’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by our PRC VIEs and their subsidiaries. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to OneConnect Financial Technology Co., Ltd. In addition, our PRC subsidiaries and VIEs and their subsidiaries are required to make appropriations to certain statutory reserve funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies.
As a holding company, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries, our consolidated VIEs and their subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. Furthermore, our subsidiaries, our consolidated VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.
Trend Information
Other than as disclosed elsewhere in this “Financial Information” section and in the “Risk Factors” section in this document, we are not aware of any trends, uncertainties, demands, commitments or events for 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
Off Balance Sheet Arrangements
Before the end of January 2018, to test our credit model in real world conditions, we provided credit enhancement in relation to loans facilitated through our solutions to benefit our financial institution customers by agreeing to purchase non-performing loans of their borrowers who satisfied certain risk management criteria. These loans generally have terms of up to three years, and we recorded our credit enhancement as financial guarantee payables on our consolidated statements of financial positions, representing estimated future payments we would be required to make due to future defaults of the legacy loans for which we provided credit enhancement. In each period we recognize guarantee charges in our consolidated statements of comprehensive income that represent the amount by which our charges in respect of defaults of the legacy loans exceed our financial guarantee payables. We ceased offering credit enhancement for any new lending transactions of our customers at the end of January 2018.
As of December 31, 2019 and 2020, our maximum guarantee exposure, which represents our total liability if all borrowers under the loans for which we provided credit enhancement were to default, was RMB467.2 million and RMB6.6 million, respectively. All the legacy loans matured as of January 2021. Since then, we are no longer exposed to guarantee exposure under those loans.
Other than the above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of others and do not assume credit risk in loans facilitated through our platform. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our historical financial information. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.
Contractual Obligations
As of December 31, 2019, 2020 and 2021, we did not have any significant commitments.
Material Related Party Transactions
For details relating to our related party transactions, see Note 34 to the Historical Financial Information. Going forward, we will continue to engage in certain transactions with related parties. Our Directors believe that the related party transactions were carried out on an arm’s length basis and will not distort our results during the Track Record Period or make such results not reflective of our future performance.
Trade related
During the Track Record Period, we have entered into a number of related party transactions which were of trade nature. The following table sets forth the outstanding balances with related parties of trade nature as of the dates indicated:

	As of December 31,
	2019	2020	2021
	(RMB in thousands)
Trade receivables
Ping An Group and its subsidiaries	281,223	480,994	442,694
Puhui Lixin	1,963	230	—
SBI Japan	—	5,439	—
Open Portal Guangxi	—	2,000	—
	283,186	488,663	442,694
Contract assets
Ping An Group and its subsidiaries	71,114	40,381	17,746
Prepayment and other receivables
Ping An Group and its subsidiaries	190,447	239,281	531,327
Cash and cash equivalents
Ping An Group and its subsidiaries	897,150	1,097,257	429,527
Trade and other payables
Ping An Group and its subsidiaries	178,194	733,526	1,178,438
Open Portal Guangxi	—	—	362
	178,194	733,526	1,178,800
Contract liabilities
Ping An Group and its subsidiaries	5,775	29,921	19,018
Non-trade related
During the Track Record Period, we have entered into a number of related party transactions which were of non-trade nature. The following table sets forth the outstanding balances with related parties as of the dates indicated:
	As of December 31,			As of April 30,
	2019	2020	2021	2022
	(RMB in thousands)			(unaudited)
Financial assets at fair value through profit or loss
Ping An Group and its subsidiaries	1,655,509	585,368	599,540	605,620
Prepayment and other receivables
Open Portal Guangxi	—	—	3,515	3,585
Restricted cash
Ping An Group and its subsidiaries	1,494,729	920,816	702,058	430,352
Short-term borrowings
Ping An Group and its subsidiaries	1,210,920	705,482	300,805	—
Derivative financial liabilities
Ping An Group and its subsidiaries	2,682	165,880	190,971	106,958
Financial assets at fair value through profit or loss — non-trade nature amounted to RMB1,655.5 million, RMB585.4 million, RMB599.5 million and RMB605.6 million (unaudited) as of December 31, 2019, 2020, and 2021 and April 30, 2022, respectively, representing the balance of wealth management products we purchased from subsidiaries of Ping An.

Prepayments and other receivables — non-trade nature amounted to nil, nil, RMB3.5 million and RMB3.6 million (unaudited) as of December 31, 2019, 2020, and 2021 and April 30, 2022, respectively, representing the balance of our operation loans to Open Portal Guangxi, our investee company. The balance with Open Portal Guangxi were unsecured, interest-free and repayable on demand. Open Portal Guangxi is a company which we shares control interest with an independent third party and is not a connected person of the Company under the Listing Rules.
Restricted cash — non-trade nature amounted to RMB1,494.7 million, RMB920.8 million, RMB702.1 million and RMB430.4 million (unaudited) as of December 31, 2019, 2020, and 2021 and April 30, 2022, respectively, representing the balance of our restricted cash bank deposits we pledged with a subsidiary of Ping An for our short-term borrowings and the balance of our time deposits at a subsidiary of Ping An.
Short-term borrowings — non-trade nature amounted to RMB1,210.9 million, RMB705.5 million, RMB300.8 million and nil (unaudited) as of December 31, 2019, 2020, and 2021 and April 30, 2022, respectively, representing the balance of our short-term borrowing at a subsidiary of Ping An.
Derivative financial liabilities — non trade nature amounted to RMB2.7 million, RMB165.9 million, RMB191.0 million and RMB107.0 million (unaudited) as of December 31, 2019, 2020, and 2021 and April 30, 2022, respectively, representing the balance of foreign exchange swaps and currency forwards we purchased from a subsidiary of Ping An.
These balances were mainly for treasury management purpose which are collectable or repayable on demand or within one year. We do not plan to settle these non-trade nature related party transactions before Listing.

CONNECTED TRANSACTIONS

The following section sets forth supplemental information concerning related party transactions pursuant to the Hong Kong Listing Rules.
Upon Listing, transactions between us and our connected persons will constitute connected transactions under Chapter 14A of the Hong Kong Listing Rules.
As our ADSs are listed on the NYSE, we will continue to be subject to and regulated by the listing rules of the NYSE and other applicable laws and regulations in the U.S. so far as our ADSs remain listed on the NYSE. The requirements of the Hong Kong Listing Rules in relation to connected transactions are different from those of the NYSE. In particular, the definition of connected persons under the Hong Kong Listing Rules is different from the definition of related party under the listing rules of the NYSE. Therefore, a connected transaction under the Hong Kong Listing Rules may or may not constitute a related party transaction under the listing rules of the NYSE, and vice versa.
OUR CONNECTED PERSONS
We have entered into certain transactions with the following connected persons, which will constitute our continuing connected transactions upon Listing:
Connected Relationship	Name
Controlling Shareholder and its subsidiaries and/or associates	Ping An and its subsidiaries and/or associates, including but not limited to Ping An Technology
Directors and their associate	Mr. Wenwei Dou and Ms. Wenjun Wang, two of our non-executive Directors, and their controlled entity, Guang Feng Qi
SUMMARY OF OUR CONTINUING CONNECTED TRANSACTIONS
Continuing connected transactions with Ping An, its subsidiaries and/or its associates:
Continuing connected transactions	Proposed annual cap for the year ending December 31,
(RMB in millions)
Exempt Continuing Connected Transactions
1. IP Licensing Agreement
Royalties to be paid by us to Ping An Technology	N/A
Non-Exempt and Partially Exempt Continuing Connected Transactions
2. Property Leasing Agreement
Total value of right-of-use asset relating to leases with subsidiaries of Ping An	2022: 18.80
2023: 6.57
2024: 28.58
3. Provision of Services and Products Agreement
Transaction amount to be paid by subsidiaries and associates of Ping An	2022: 3,296.09
2023: 3,600.00
2024: 3,850.00
4. Services and Products Purchasing Agreement
Transaction amount to be paid by us to subsidiaries and associates of Ping An	2022: 2,037.23
2023: 2,202.11
2024: 2,380.33

Continuing connected transactions	Proposed annual cap for the year ending December 31,
(RMB in millions)
5. Financial Services Agreement
Deposit Services
Maximum daily balance of deposits placed by us with the subsidiaries of Ping An	2022: 3,184.34
2023: 1,609.44
2024: 1,140.64
Interest income received by us from the subsidiaries of Ping An for the deposits	2022: 17.65
2023: 17.65
2024: 17.65
Loan Financing Service
Maximum daily balance of loans by us with the subsidiaries of Ping An	2022: 500.00
2023: 500.00
2024: 500.00

Loan interest payable by us on the loans to the subsidiaries of Ping An	2022: 17.50
2023: 17.50
2024: 17.50
Wealth Management Service
Maximum daily balance of wealth management products purchased by us from the subsidiaries of Ping An	2022: 2,304.84
2023: 1,108.44
2024: 1,140.64
Investment income received by us from the subsidiaries of Ping An	2022: 30.72
2023: 18.97
2024: 19.26
Interbank Services
Maximum daily balance of interbank deposits to be placed by us with the subsidiaries of Ping An	2022: 120.00
2023: 120.00
2024: 120.00
Interest income received by us from the subsidiaries of Ping An for the interbank deposits	2022: 1.80
2023: 1.80
2024: 1.80
Maximum daily balance of interbank loans by us with the subsidiaries of Ping An	2022: 250.00
2023: 400.00
2024: 600.00
Loan interest payable by us on the interbank loans to the subsidiaries of Ping An	2022: 3.75
2023: 6.00
2024: 9.00

Continuing connected transactions	Proposed annual cap for the year ending December 31,
(RMB in millions)
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An	2022: 4,000.00
2022: 4,000.00
2022: 4,000.00
6. 2022 Services Purchasing Agreement
Transaction amount to be paid by us to Ping An Insurance (Group) Company of China, Ltd.	2022: 4.93
Contractual Arrangements:
Continuing connected transactions	Proposed annual cap
7. Contractual Arrangements	N/A
EXEMPT CONTINUING CONNECTED TRANSACTION
1.
IP Licensing Agreement

Principal terms
We entered into a software and technology licensing agreement with Ping An Technology (Shenzhen) Co., Ltd. (“Ping An Technology”), a subsidiary of Ping An, on December 13, 2017 (as amended on March 15, 2018, the “IP Licensing Agreement”),pursuant to which Ping An Technology will grant to our Company an exclusive and non-transferable license for the use of certain intellectual property rights owned by Ping An Technology, including patents and software copyrights that are registered by Ping An Technology (the “Licensed IPs”). Our Company will use the Licensed IPs within the scope specified in the IP Licensing Agreement. The fees payable will be agreed between us and Ping An Technology separately and based on historical dealing with Ping An Technology, and it is expected that we will not incur any fees payable under the IP Licensing Agreement.
The IP Licensing Agreement is effective for 10 years from the date of the agreement. As required by Rule 14A.52 of the Listing Rules, the period for the agreement for the continuing connected transactions must not exceed three years, except in cases where the nature of the transaction requires the agreement to be of a duration longer than three years. Our Directors are of the view that the IP Licensing Agreement was entered into on normal commercial terms or better and the Licensed IPs are necessary for our business operations and a longer duration of the agreement will avoid any unnecessary business interruption and help ensure the long-term development and continuity of our business. Nothing has come to the attention of the Joint Sponsors that would cause them to cast reasonable doubt on the Company’s reasons for requiring a longer term for the IP Licensing Agreement, and the Company’s view that entering into such agreement with a duration of over three years is in line with its normal business practice.
Reasons for the transaction
Our Company has been using some of the Licensed IPs for several years and we consider that it will be less disruptive for our Group’s business operations to continue to use the Licensed IPs and it is therefore in the best interests of our Company and our Shareholders to continue to use the Licensed IPs upon Listing.
Historical amounts
There was no historical amount for the IP Licensing Agreement for each of the years ended December 31, 2019, 2020 and 2021.

Listing Rules implications
As it is expected that we will not incur any fees payable under the IP Licensing Agreement, the transactions under the IP Licensing Agreement constitute de minimis transactions and are fully exempt from the annual reporting, announcement, independent Shareholders’ approval and annual review requirements under Chapter 14A of the Hong Kong Listing Rules. In the event that we decide to agree with Ping An Technology to incur fees payable under the IP Licensing Agreement, we will comply with the relevant applicable requirements under Chapter 14A of the Hong Kong Listing Rules.
NON-EXEMPT AND PARTIALLY EXEMPT CONTINUING CONNECTED TRANSACTIONS
We have conducted the following transactions in the ordinary and usual course of our business, which will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting, announcement and/or independent Shareholders’ approval (as the case may be) requirements under Chapter 14A of the Hong Kong Listing Rules (the “Non-exempt Continuing Connected Transactions”).
2.
Property Leasing Agreement

Principal terms
We entered into a property leasing agreement with certain subsidiaries of Ping An on May 18, 2022 (the “Property Leasing Agreement”), pursuant to which we will lease properties (including premises sharing) from such subsidiaries of Ping An for office use. Separate agreements will be entered into between the relevant parties setting out the specific terms and conditions (including property rents, payment methods and other usage fees) in respect of the relevant leased property based on the principles, and within the parameters provided, under the Property Leasing Agreement. The initial term of the Property Leasing Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon mutual consent by the parties.
Reasons for the transaction
We have historically leased certain properties from the Ping An Group as offices. As compared to Independent Third Parties, the Ping An Group has a better understanding of our property requirements in relation to office premises, and leasing properties from the Ping An Group also facilitates our business corporation with the Ping An Group geographically. In addition, relocating our offices to other premises will cause unnecessary disruptions to our normal business operation and incur unnecessary costs. We consider that the terms of the Property Leasing Agreement are consistent with normal commercial terms which can safeguard our entitlement to long-term property rights, therefore enabling us to achieve long-term development and continuity of our business operations.
Pricing policies
The rents payable by us during the lease term will be determined on normal commercial terms after arm’s length negotiations between the relevant parties, and the rents shall be in line with or no higher than the prevailing market rates of properties of comparable location, floor area and quality made available by Independent Third Parties. We will make inquiries on and survey the rental prices offered by Independent Third Parties for office leasing spaces of comparable location and quality, in order to determine the prevailing market rates for comparison to ensure that the rental fees payable by us are on normal commercial terms and are fair and reasonable and in the interest of our Shareholders.
Historical amounts
The total property rent incurred by us to such subsidiaries of Ping An in respect of property leasing services for each of the years ended December 31, 2019, 2020 and 2021 were RMB19.6 million, RMB19.9 million and RMB19.8 million.
Annual caps
The aggregate amount of the rents to be paid to the subsidiaries of Ping An under the Property Leasing Agreement for the three years ending December 31, 2024 are not expected to exceed RMB25.89 million, RMB28.48 million and RMB31.33 million, respectively.

Pursuant to IFRS16, the lease of properties by us as lessee under the Property Leasing Agreement will be recognized as both right-of-use assets and an ongoing lease liability payable over the term of the lease. In respect of the Property Leasing Agreement, proposed annual caps for the three years ending December 31, 2024 are set out in the table below:
	Proposed annual caps for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Total value of right-of-use asset relating to the leases	18.80	6.57	28.58
Basis of caps
The above proposed annual caps are determined with reference to the following factors:
•
the historical transaction amounts and growth trend under the existing properties leasing arrangements; and

•
the estimated 10% increase in the annual rent for the properties leased from the subsidiaries of Ping An for the three years ending December 31, 2024 taking into account the trend of increase in the historical rental expenses, which is in line with market rates.

Listing Rules implications
As the highest applicable percentage ratio of the transactions under the Property Leasing Agreement for each of the three years ending December 31, 2024 and calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 0.1% but less than 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules and the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules.
3.
Provision of Services and Products Agreement

Principal terms
We entered into a provision of services and products agreement with certain subsidiaries and associates of Ping An on May 18, 2022 (the “Provision of Services and Products Agreement”), pursuant to which our Company will provide the following services and products to such subsidiaries and associates of Ping An:
(1).
in terms of banking related financial technology solutions, our products and services include product design, risk management, operation-related technical services and marketing services; and

(2).
in terms of non-banking related financial technology solutions, our products and services include (a) insurance related technical services, which covers loss assessments, operation management and anti- fraud solutions, and (b) non-insurance related technical services, which covers product design, marketing management, risk control and operation management.

Fees will be paid to our Company by subsidiaries and associates of Ping An in respect of the provision of such services and products.
The initial term of the Provision of Services and Products Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon the mutual consent by the parties.
Reasons for the transaction
Our Directors consider that the provision of services and products to the subsidiaries and associates of Ping An would benefit our Company for the following reasons:

•
in light of the leading position that Ping An enjoys in the PRC financial services industry, it is natural and in the best interests of our Company to cooperate with Ping An Group and serve it as a client that is of strategic importance to our Group; and

•
as both parties enjoy respective advantages in different business fields, our collaboration may bring synergy into full play and share development achievements.

Pricing policies
For each type of our services and products, the services and products fees to be paid to us will be determined on the basis of arm’s length negotiations between the relevant parties. In particular, for our standardized products and services, the service fees charged by us will be based on the transaction volume generated using our solutions or other criteria linked to the usage of our solutions by the subsidiaries and associates of Ping An, and with reference to market rates applicable to such services and products. As for our custom software development or implementation services, our service fees will be determined mainly by taking into account labor costs of our technical staff associated with the project, which shall be in line with market practice. Further, when determining the price for a service or product, to ensure that the terms of supplying services and products to such subsidiaries and associates of Ping An are fair and reasonable, we will consider a set of factors, including the comparable historical prices of the relevant services and products offered by us, transaction volumes, transaction amounts and scale of services, and purchase volumes. We will also ensure the prices of our services and products offered to such subsidiaries and associates of Ping An shall not be lower than those offered by us to Independent Third Parties for similar services and products.
Historical amounts
The transaction amounts from such subsidiaries and associates of Ping An for our provision of the services and products for each of the years ended December 31, 2019, 2020 and 2021 were RMB1,373.1 million, RMB2,143.3 million and RMB2,799.0 million.
Annual caps
In relation to the Provision of Services and Products Agreement, the transaction amounts to be paid by the subsidiaries and associates of Ping An to us in respect of the provision of services and products for the three years ending December 31, 2024 shall not exceed the proposed annual caps as set out in the table below:
	Proposed annual caps for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Transaction amount to be paid by the subsidiaries and associates of Ping An to us	3,296.09	3,600.00	3,850.00
Basis of caps
The above proposed annual caps are determined with reference to the following factors:
•
the historical transaction amounts and the growth trend for the years ended December 31, 2019, 2020 and 2021 under the existing services and products provision arrangements between our Company and the subsidiaries and associates of Ping An during the Track Record Period; and

•
the expected increase of demand for our services and products from the subsidiaries and associates of Ping An taking into account their business development and operational needs.

Based on the above, the increase in the annual caps for the three years ending December 31, 2024 compared to the historical amounts for the transactions under the Provision of Services and Products Agreement for the years ended December 31, 2019, 2020 and 2021 were mainly due to the expected increase in the sales volume between our Company and subsidiaries and associates of Ping An. Although the levels of expected increases in demand for our products and services vary across the subsidiaries and associates of Ping An due to their varying expected business growth rate, we expect that the increase in annual caps will be primarily driven by the growth in demand for our new technological and business initiatives such as our Gamma Fincloud service platform which was initially launched in the second quarter of 2020 and adopted by further subsidiaries and associates of Ping An in 2021. In particular, we expect a more significant growth in demand by Lufax Group and the insurance business segments under Ping An Group, as they continue to adopt and migrate to our highly scalable and customized cloud-based solutions for their business and operational needs. In addition, the proposed annual caps have also taken into account the estimated future demand, inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect our business and those of subsidiaries and associates of Ping An during the term of the Provision of Services and Products Agreement.
Listing Rules implications
In respect of the transactions under the Provision of Services and Products Agreement, as the highest applicable percentage ratio for each of the three years ending December 31, 2024 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.
4.
Services and Products Purchasing Agreement

Principal terms
We entered into a services and products purchasing agreement with certain subsidiaries and associates of Ping An on May 18, 2022 (the “Services and Products Purchasing Agreement”), pursuant to which such subsidiaries and associates of Ping An will provide certain services to us, including (1) technology services and products such as technology development system, information technology, core modules, information security processing services and related software and hardware facilities; (2) service solution module outsourcing services; (1) operation management services and products; (4) healthcare-related products and services; (5) rewards program products; and/or (6) other services and products. We will, in return, pay service fees to the subsidiaries and associates of Ping An. The precise scope of services and products, service fee calculation, method of payment and other details of the service arrangement will be agreed between the relevant parties separately.
The initial term of the Services and Products Purchasing Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon the mutual consent by the parties.
Reasons for the transaction
Our Company has been purchasing a variety of services from subsidiaries and associates of Ping An to satisfy our business and operational needs. Owing to the strategic business relationship, subsidiaries and associates of Ping An has acquired a comprehensive understanding of our business and operational requirements and established a great foundation for mutual trust. Taking into consideration our previous purchasing experience with subsidiaries and associates of Ping An, our Directors believe that subsidiaries and associates of Ping An are capable of fulfilling our demands efficiently and reliably with a stable and high quality supply of services, and entering into the Services and Products Purchasing Agreement would minimize disruption to the Company’s operation and internal procedures. In addition, it would be more cost-effective for our Company to leverage the mature infrastructure and resources already built by subsidiaries and associates of Ping An, instead of developing the same in-house.
Pricing policies
The services and products fees to be paid by us to the subsidiaries and associates of Ping An under the Services and Products Purchasing Agreement will be determined either 1) through bidding procedures according to the internal rules and procedures of the Company, whereby our Company will compare the fees rates offered by Independent Third Parties as well as assessing our business needs and the relevant qualifications/experience of the bidders in providing such services before determining the service fee rate for the transactions under the Services and Products Purchasing Agreement; or 2) if no tendering and bidding process is required under our internal rules, through arm’s length negotiations between the relevant parties taking into account factors such as nature, transaction amount and term of the services and products, and shall be in line with fees offered by the subsidiaries and associates of Ping An to their respective independent third parties for similar services and products. The services and products fees to be paid by us will be determined on the basis of arm’s length negotiations between the relevant parties, which shall be in line with prevailing market rates and with reference to the applicable prices of the services and products to ensure that the terms of purchasing services and products from such subsidiaries and associates of Ping An are fair and reasonable. In addition, for certain standardized products and services offered by subsidiaries and associates of Ping An, fees payable by our Group are based on our actual usage of the relevant product or services, or based on the labor costs incurred in the provision of the relevant services to our Group. For operation management or technology and system support services offered to our Group, the service fees payable are determined on a cost-plus basis, whereby the profit margin shall be in line with prevailing market rates to be assessed by an independent professional entity.
Historical amounts
The transaction amounts incurred by us to such subsidiaries and associates of Ping An in respect of the above services and products for each of the years ended December 31, 2019, 2020 and 2021 were RMB764.6 million, RMB1,303.1 million and RMB1,567.1 million.
Annual caps
In relation to the Services and Products Purchasing Agreement, the transaction amounts to be paid by us to the subsidiaries and associates of Ping An in respect of the provision of services and products for the three years ending December 31, 2024 shall not exceed the proposed annual caps as set out in the table below:
	Proposed annual caps for the year ending December 31,
	(RMB in millions)
	2022	2023	2024
Transaction amount to be paid by the subsidiaries and associates of Ping An	2,037.23	2,202.11	2,380.33
Basis of caps
The above proposed annual caps are determined with reference to the following factors:
•
the historical transaction amounts and the growth trend for the years ended December 31, 2019, 2020 and 2021 under the existing services and products provision arrangements between our Company and the subsidiaries and associates of Ping An during the Track Record Period;

•
the expected growth in our operational scale in the three years ending December 31, 2024 and our needs for services such as technology and operational support services to be provided by the subsidiaries and associates of Ping An in supporting the continual development of our product and service offerings; and

•
the expected increase of service and product fees to be charged by the subsidiaries and/or associates of Ping An.

Based on the above, the increase in the annual caps for the three years ending December 31, 2024 compared to the historical amounts for the transactions under the Services and Products Purchasing Agreement for the years ended December 31, 2019, 2020 and 2021 are due to the expected increase both in the transaction volume and the transaction costs between our Company and the subsidiaries and associates of Ping An. In particular, as we continue to develop new technology solutions to address evolving customer demands and expand our revenue opportunities, such as continuing to promote our recently incubated cloud service platform to more external customers, the corresponding increase in our demand for technology services from the subsidiaries and associates of Ping An, such as cloud services infrastructure, is expected to be a key underlying reason driving the increase in annual caps. We choose to continue to purchase products and services from subsidiaries and associates of Ping An owing to our existing and proven business relationship as set out in the subsection “— Reasons for the transaction” above. However, leveraging our previous investment in technology and other infrastructure for our research and development, as well as our expanding customer base, we anticipate that the growth of our needs for products and services from the subsidiaries and associates from Ping An will gradually decelerate in the years 2023 and 2024. In addition, the proposed annual caps have also taken into account the estimated future demand, inflation factors and been calculated based on the principal assumption that there will not be any adverse change or disruption in market conditions, operation and business environment or government policies which may materially affect our business and those of the subsidiaries and associates of Ping An during the term of the Services and Products Purchasing Agreement.
Listing Rules implications
In respect of the transactions under the Services and Products Purchasing Agreement, as the highest applicable percentage ratio for each of the three years ending December 31, 2024 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.
5.
Financial Services Agreement

Principal terms
Our Company entered into a financial services purchase agreement with certain subsidiaries of Ping An on May 18, 2022 (the “Financial Services Agreement”), pursuant to which such subsidiaries of Ping An will provide financial services to us including deposit services, wealth management services, loan services, interbank services, and/or derivatives products services. For the deposit services, we will deposit cash into our bank accounts at such subsidiaries of Ping An which are licensed banks, including cash generated by our daily business operations and offshore proceeds generated from our financing activities. In return, subsidiaries of Ping An pay deposit interests to us. The loan services provided by the subsidiaries of Ping An to us are guaranteed using our offshore proceeds deposited with such subsidiaries of Ping An, whereby our total deposits denominated in an offshore currency exceeds the loans advanced by the subsidiaries of Ping An to us. In respect of the wealth management services, we will purchase wealth management products from the subsidiaries of Ping An and receive investment income in return. In respect of the interbank services, we will engage in interbank deposit services and interbank loan services with such subsidiaries of Ping An. We will purchase foreign exchange and interest rate derivatives products from such subsidiaries of Ping An.
The initial term of the Financial Services Agreement will commence on the Listing Date and end on December 31, 2024, subject to renewal upon the mutual consent of both parties.
Reasons for the transaction
Purchasing financial services from the Ping An Group allows our Company to leverage Ping An Group’s core business strengths, which include its reputable and long-established banking business in the PRC. Furthermore, as the Ping An Group have been providing various financial services to our Company during the Track Record Period, it has developed a deep understanding of our capital structure, business operations, funding needs and cash flow patterns, which facilitates the provision of expedient and efficient services. Therefore, the Ping An Group is well-positioned in providing the Company with customized financial services. As our Group has newly developed a virtual banking business and continues to expand our operations, our Company will engage in interbank deposit and interbank loan services with the Ping An Group and purchase foreign exchange and interest rate derivative products from the Ping An Group for the reasons stated above.
Pricing policies
Deposit services
Interest rates for the deposits placed by us with the subsidiaries of Ping An will not be lower than: (i) the interest rate published by the PBOC for deposits of a similar type for the same period; (ii) the interest rate offered for deposits of a similar type for the same period placed with Independent Third Parties, which we shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for deposits of a similar type for the same period offered by independent commercial banks to us.
Loan services
Interest rates for the loans obtained by us from the subsidiaries of Ping An will not be less favorable than: (i) the interest rate published by the PBOC for similar loans of a similar type for the same period; (ii) the interest rate imposed by Independent Third Parties for loans of a similar type for the same period, which we shall obtain and compare with by conducting public inquiries through the market; or (iii) the interest rate for loans of a similar type of the same period payable by us to independent commercial banks.
Wealth management services
The determination and calculation method of the investment income rates in respect of the wealth management products to be purchased from the subsidiaries of Ping An will be the same as those offered by the subsidiaries of Ping An to all purchasers of such wealth management products (including their respective independent third party purchasers), which we shall obtain and compare with by conducting public inquiries through the market. We will also seek offers for comparable wealth management services from independent institutions for comparison, taking into account our financial policy and needs.
Interbank services
Interest rates for the interbank deposits and services shall be no less favorable than (i) the interest rate published by the PBOC for similar interbank services for the same period (if applicable); or (ii) the interest rate imposed or payable by us in relation to independent commercial banks for similar interbank services for the same period. For interbank services involving our virtual bank business in Hong Kong, we will also obtain and compare the prevailing Hong Kong Interbank Offered Rates for the same period.
Derivative products services
The terms of the derivative products offered by the subsidiaries of Ping An will be the same as those offered by such subsidiaries of Ping An to all purchasers of such derivative products (including their respective independent third party purchasers). We will also conduct comparisons with market data to ensure that the terms offered by the subsidiaries of Ping An are fair and reasonable.
Historical amounts
In respect of the deposit service provided by the subsidiaries of Ping An to us, the maximum daily balance of deposit placed by us with the subsidiaries of Ping An was RMB4,333.5 million, RMB3,966.3 million and RMB1,315.3 million, and the interest income from the subsidiaries of Ping An was RMB77.8 million, RMB28.1 million and RMB12.0 million, for each of the years ended December 31, 2019, 2020 and 2021, respectively. In respect of the loans financing service extended by the subsidiaries of Ping An to us, the maximum daily balance of loans by us with the subsidiaries of Ping An was RMB 2,400.0 million, RMB1,200.0 million and RMB700.0 million, and the interest expenses incurred by us to the subsidiaries of Ping An was RMB82.5 million, RMB32.6 million and RMB15.9 million, for each of the years ended December 31, 2019, 2020 and 2021, respectively.
In respect of the wealth management services provided by the subsidiaries of Ping An to us, the maximum daily balance of wealth management products purchased by us was RMB2,537.3 million, RMB2,458.7 million and RMB1,993.8 million, and the investment income received by us from the subsidiaries of Ping An was RMB36.7 million, RMB8.7 million and RMB26.2 million, for each of the years ended December 31, 2019, 2020 and 2021, respectively.
In respect of the interbank services provided by the subsidiaries of Ping An, the maximum daily balance of interbank deposits placed by us with the subsidiaries of Ping An was HK$570 million, nil and nil, and the interest income from the subsidiaries of Ping An was HK$7 million, nil and nil for the years ended December 31, 2019, 2020 and 2021, respectively. The maximum daily balance of interbank loans by us with the subsidiaries of Ping An was nil, nil and HK$100 million, and the loan interest incurred by us to the subsidiaries of Ping An was nil, nil and HK$0.002 million for each of the years ended December 31, 2019, 2020 and 2021, respectively.
In respect of the derivative products provided by the subsidiaries of Ping An, net loss on derivatives was RMB0.2 million, RMB281.7 million and RMB169.5 million, for each of the years ended December 31, 2019, 2020 and 2021, respectively. Derivative financial liabilities was RMB2.7 million, RMB165.9 million and RMB191.0 million, for each of the years ended December 31, 2019, 2020 and 2021, respectively. The maximum outstanding notional amount in respect of derivative products purchased by us with the subsidiaries of Ping An was RMB1,853.3 million, RMB1,897.5 million and RMB3,256.8 million, for each of the years ended December 31, 2019, 2020 and 2021, respectively.
Annual caps
In relation to the Financial Services Agreement, the proposed annual caps for the three years ending December 31, 2024 are set out in the table below:
	Proposed annual caps for the year ending December 31,
	2022	2023	2024
	(RMB in millions)
Deposit Service
Maximum daily balance of deposits to be placed by us with the subsidiaries of Ping An	3,184.34	1,609.44	1,140.64
Interest income to be received by us from the subsidiaries of Ping An	17.65	17.65	17.65
Loan Financing Service	500.00	500.00	500.00
Loan interest paid by us to the subsidiaries of Ping An	17.50	17.50	17.50
Wealth Management Services
Maximum daily balance of wealth management products purchased by us from the subsidiaries of Ping An	2,304.84	1,108.44	1,140.64
Investment income to be received by us Investment income to be received by us	30.72	18.97	19.26
Interbank Services
Maximum daily balance of interbank deposits to be placed by us with the subsidiaries of Ping An	120.00	120.00	120.00
Interest income to be received by us from the subsidiaries of Ping An	1.80	1.80	1.80
Maximum daily balance of interbank loans by us with the subsidiaries of Ping An	250.00	400.00	600.00
Loan interest paid by us to the subsidiaries of Ping An	3.75	6.00	9.00
Derivative Products Services
Maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An	4,000.00	4,000.00	4,000.00
Basis of caps
Deposit Service — maximum daily balance of deposits to be placed by us with subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of deposits to be placed by us with the subsidiaries of Ping An are determined with reference to the following factors:
(i)
the historical amounts under the existing deposit services arrangements; and

(ii)
the current and expected future cash flow position of the Company in light of our estimated scale and growth of business operation and the decreasing demand for deposit services in the future.

The maximum daily balance of deposits placed by us for each year is subject to fluctuations in our cash flow position and the annual caps reflect the aggregate of our anticipated maximum daily balance of deposits placed and wealth management products purchased with subsidiaries of Ping An, given that our balance for such services are interchangeable throughout the year. Given that we expect to continue to increase our use of cash for working capital purposes in 2023 and 2024 in line with our business development plans, there is an overall downward trend in the proposed annual caps for our maximum daily balance of deposits.
Deposit Service — interest income to be received by us from subsidiaries of Ping An
The above proposed annual caps for the interest income to be received by us from subsidiaries of Ping An are determined based on the expected prevailing market interest rates on our expected outstanding deposit amount.
Loan Financing Service — maximum daily balance of loans by us with subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of loans to be placed by us with the subsidiaries of Ping An are determined with reference to the historical amounts under the existing loan services arrangements and the current and expected future loan arrangements.
Loan Financing Service — loan interest to be paid by us to subsidiaries of Ping An
The above proposed annual caps for the loan interest to be paid by us to the subsidiaries of Ping An are determined based on the expected loan amount to be utilized by us taking into account our expected cash flow requirements and the expected prevailing market interest rates.
Wealth Management Services — maximum daily balance of wealth management products purchased by us from subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of the wealth management products are determined with reference to the historical amounts under the existing wealth management services arrangements and the current and future expected amount of available funds of our Company, taking into consideration our Company’s future treasury policy, working capital and liquidity needs, as well as our investment in wealth management products to generate investment income.
The maximum daily balance of wealth management products purchased by us for each year is subject to fluctuations in our cash flow position and liquidity needs. Given that we expect to continue to increase our use of cash for working capital purposes in 2023 and 2024 in line with our business development plans, there is an overall downward trend in the proposed annual caps for our maximum daily balance of wealth management products.
Wealth Management Services — investment income to be received by us from subsidiaries of Ping An
The above proposed annual caps for the investment income to be received by us from the subsidiaries of Ping An are determined based on the expected prevailing market return rate applicable to the wealth management service provided by the subsidiaries of Ping An. Our decisions on the investment products of the subsidiaries of Ping An are based on risk and return analysis under our treasury policy, as well as an analysis of suitable and comparable products available in the market.
Interbank Service — maximum daily balance of interbank deposits placed by us with subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of interbank deposits to be placed by us with the subsidiaries of Ping An are determined with reference to large exposure limits imposed by the relevant regulators. The increase in the proposed annual caps, as compared with the transaction amounts during the Track Record Period, has taken into account the potential interbank deposit placements when there are short term maturity mismatches between customer deposits and loans and advances to customers of our virtual bank business, which was only officially launched in 2020.
Interbank Service — interest income received by us from the subsidiaries of Ping An for the interbank deposits
The above proposed annual caps for the interest income to be received by us from subsidiaries of Ping An on the interbank deposits are determined based on the expected amount of interbank deposits with reference to a fixed interest rate, which is within the range of projected market rates.

Interbank Service — maximum daily balance of interbank loan borrowed by us from subsidiaries of Ping An
The above proposed annual caps for the maximum daily balance of interbank loans to be borrowed by us from the subsidiaries of Ping An are determined with reference to potential credit limit granted by the relevant intragroup counterparties. As interbank financing arrangements are carried out by our virtual banking business in its ordinary course of business to support short term maturity mismatch between customer deposits and loans and advances to customers, the continual increase in the proposed annual caps has taken into account the projected growth rate of loans made to customers as part of our virtual bank business, which was only officially launched in 2020.
Interbank Service — loan interest payable by us on the interbank loans to the subsidiaries of Ping An
The above proposed annual caps for the loan interest to be paid by us to the subsidiaries of Ping An on the interbank loans are determined based on the expected amount of interbank loans with reference to a fixed interest rate, which is within the range of projected market rates.
Derivative Products Services — maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An
The above proposed annual caps for the maximum outstanding notional amount in respect of foreign exchange and interest rate derivative products to be purchased by us with the subsidiaries of Ping An are determined based on the historical transaction amounts under the existing derivative products purchase arrangements, and our Company’s anticipated foreign exchange and interest rate risk exposure and hedging needs with regard to the expected volume of our business transactions.
Listing Rules implications
In respect of the transactions under the Financial Services Agreement, as the highest applicable percentage ratio for each of the three years ending December 31, 2024 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.
In respect of the purchase of wealth management products, the Company will monitor its purchases of wealth management products after the Listing and to the extent that any purchase constitutes a major transaction of the Company under Chapter 14 of the Listing Rules, the Company will comply with the relevant applicable requirements of the Hong Kong Listing Rules.
6.
2022 Services Purchasing Agreement

Principal terms
We entered into a services purchasing agreement with Ping An on January 4, 2022 (the “2022 Services Purchasing Agreement”), pursuant to which Ping An will provide certain services to us, including financial service solution services, administrative services, risk control services and human resources services. The term of the 2022 Services Purchasing Agreement commenced on January 4, 2022 and will end on December 31, 2022. The service fees payable by us to Ping An under the 2022 Services Purchasing Agreement amount to RMB4.93 million and will be paid quarterly in four equal installments.
Reasons for the transaction
Since our establishment, our Company has been purchasing a variety of services from Ping An to satisfy our business and operational needs. Owing to the strategic business relationship, Ping An has acquired a comprehensive understanding of our business and operational requirements and established a great foundation for mutual trust. Taking into consideration our previous purchasing experience with Ping An, our Directors believe that Ping An is capable of fulfilling our demands efficiently and reliably with a stable and high quality supply of services, and entering into the 2022 Services Purchasing Agreement would minimize disruption to the Company’s operation and internal procedures. In addition, it would be more cost-effective for our Company to leverage the mature infrastructure and resources already built by Ping An and outsource procedural services to Ping An, instead of developing the same in-house and maintaining its own headcounts to perform such services.
Pricing basis
The service fees payable under the 2022 Services Purchasing Agreement is determined on a cost-plus basis, representing estimated costs plus a mark-up rate of approximately 5%.
Historical amounts
The transaction amounts with Ping An in respect of the above purchase of services for each of the years ended December 31, 2019, 2020 and 2021 were RMB4.6 million, RMB5.5 million and RMB5.1 million, respectively.
Annual cap and basis of cap
The annual cap of the service fees payable by us under the 2022 Services Purchasing Agreement for the year ending December 31, 2022 will be RMB4.93 million. The annual cap is determined with reference to the service fees payable by us to Ping An under the 2022 Services Purchasing Agreement.
Listing Rules implications
In respect of the transactions under the 2022 Services Purchasing Agreement when aggregated with the transactions under the Services and Products Purchasing Agreement, as the highest applicable percentage ratio for the year ending December 31, 2022 calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules is expected to exceed 5% on an annual basis, such transactions will, upon Listing, constitute continuing connected transactions of our Company subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Hong Kong Listing Rules, the announcement requirement under Rule 14A.35 of the Hong Kong Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.
7.
Contractual Arrangements

Background
As disclosed in the section headed “Contractual Arrangements” in this document, due to regulatory restrictions on foreign ownership in the PRC, we conduct a substantial portion of our business through our VIEs in the PRC. We do not hold any equity interests in our VIEs. Shenzhen OneConnect, one of our VIEs, is held by Ping An Financial Technology, Shanghai Jin Ning Sheng Enterprise Management Limited Partnership (“Shanghai Jin Ning Sheng”), Shenzhen Lanxin and Guang Feng Qi.
The Contractual Arrangements among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect enable us to (i) receive substantially all of the economic benefits from Shenzhen OneConnect in consideration for the services provided by Shenzhen OneConnect Technology; (ii) exercise effective control over our VIE through Shenzhen OneConnect Technology; and (iii) hold an exclusive option to purchase all or part of the equity interests and assets of Shenzhen OneConnect when and to the extent permitted by PRC laws.
Please refer to the section headed “Contractual Arrangements” in this document for detailed terms of the Contractual Arrangements.
Listing Rules implications
The transactions contemplated under the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities constitute continuing connected transactions of our Company under the Listing Rules upon Listing, as certain parties to the contracts, namely Ping An Financial Technology, Guang Feng Qi, Mr. Wenwei Dou and Ms. Wenjun Wang, are connected persons of our Group. Ping An Financial Technology is a subsidiary of Ping An, one of our Controlling Shareholders, and is therefore an associate of

Ping An. Guang Feng Qi is held as to 50% by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, and is therefore an associate of Mr. Wenwei Dou and Ms. Wenjun Wang respectively.
Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities and the transactions contemplated therein are fundamental to our Group’s legal structure and business, that such transactions have been and will be entered into in the ordinary and usual course of business of our Group, are on normal commercial terms and are fair and reasonable and in the interests of our Company and our Shareholders as a whole. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of Shenzhen OneConnect, certain Shareholders of Shenzhen OneConnect and any member of our Group technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that, given that our Group is placed in a special situation in relation to the connected transactions rules under the Contractual Arrangements, it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among others, the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.
WAIVERS GRANTED BY THE HONG KONG STOCK EXCHANGE
Partially Exempt Continuing Connected Transactions
In relation to the Property Leasing Agreement, since the highest applicable percentage ratio is expected to be more than 0.1% but less than 5%, the transactions contemplated thereunder are exempt from the circular (including the opinion and recommendation from an independent financial advisor) and the independent shareholders’ approval requirements, but are subject to the announcement requirements under Rule 14A.35 of the Listing Rules and the annual reporting requirements under Rules 14A.49 and 14A.71 of the Listing Rules.
We have applied to the Stock Exchange for, and the Stock Exchange has granted, a waiver to us under Rule 14A.105 of the Listing Rules from strict compliance with the announcement requirement under Rule 14A.35 of the Listing Rules in respect of these transactions, provided that the total values of these transactions for each of the three years ending December 31, 2024 will not exceed the relevant proposed annual caps above.
Non-Exempt Continuing Connected Transactions
In relation to the Provision of Services and Products Agreement, the Services and Products Purchasing Agreement, the Financial Services Agreement, and the 2022 Services Purchasing Agreement (when aggregated with the Services and Products Purchasing Agreement), the highest applicable percentage ratios calculated for the purpose of Chapter 14A of the Hong Kong Listing Rules for the three years ending December 31, 2024 are expected to be more than 5% on an annual basis. Accordingly, the continuing connected transactions under these agreements are subject to the annual reporting requirement under Rules 14A.49 and 14A.71 of the Listing Rules, the announcement requirement under Rule 14A.35 of the Listing Rules and the independent Shareholders’ approval requirement under Rule 14A.36 of the Listing Rules.
As the above continuing connected transactions are expected to be carried out on a recurring basis, our Directors consider that strict compliance with the aforesaid announcement and independent Shareholders’ approval requirements will be impractical, and such requirements will lead to unnecessary administrative costs and create an onerous burden on us. Accordingly, we have applied to the Hong Kong Stock Exchange for, and the Stock Exchange has granted us, pursuant to Rule 14A.105 of the Hong Kong Listing Rules, waivers from strict compliance with the announcement and independent Shareholders’ approval requirements under Rule 14A.35 and Rule 14A.36 of the Listing Rules in respect of these transactions, provided that the total amount of transactions for each of the three years ending December 31, 2024 will not exceed the relevant proposed annual caps as set out above. The independent non-executive Directors and auditors of our Company will review whether the transactions under the above continuing connected transactions have been entered into pursuant to the principal terms and pricing policies under the relevant agreements as disclosed in this section. The confirmation from our independent non-executive Directors and our auditors will be disclosed annually according to the requirements of the Hong Kong Listing Rules.
The Contractual Arrangements
In respect of the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities, we have applied to the Hong Kong Stock Exchange for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with (i) the announcement and independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the transactions contemplated under the Contractual Arrangements pursuant to Rule 14A.105 of the Listing Rules, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Listing Rules, and (iii) the requirement of limiting the term of the Contractual Arrangements to three years or less under Rule 14A.52 of the Listing Rules, for so long as our Shares are listed on the Hong Kong Stock Exchange, subject, however, to the following conditions:
(a)
No change without independent non-executive Directors’ approval

No change to the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities (including with respect to any fees payable to Shenzhen OneConnect Technology thereunder) will be made without the approval of our independent non-executive Directors.
(b)
No change without independent Shareholders’ approval

Save as described below, no change to the agreements governing the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities will be made without the independent Shareholders’ approval. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of our Company (as set out in paragraph (e) below) will, however, continue to be applicable.
(c)
Economic benefits flexibility

The Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities shall continue to enable our Group to receive the economic benefits derived by the Shenzhen OneConnect through (i) our Group’s option (if and when so allowed under the applicable PRC laws) to acquire all or part of the entire equity interests and assets at a consideration which shall be the higher of (a) a nominal price or (b) the lowest price as permitted under applicable PRC laws, (ii) the business structure under which the profit generated by the Shenzhen OneConnect Consolidated Affiliated Entities is substantially retained by our Group, such that no annual cap shall be set on the amount of service fees payable to Shenzhen OneConnect Technology by Shenzhen OneConnect under the exclusive business cooperation agreement, and (iii) our Group’s right to control the management and operation of, as well as the substance of, all of the voting rights of Shenzhen OneConnect.
(d)
Renewal and reproduction

On the basis that the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities provide an acceptable framework for the relationship between our Company and its subsidiaries in which our Company has direct shareholding, on the one hand, and the Shenzhen OneConnect Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced upon the expiry of the existing arrangements or in relation to any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which our Group might wish to establish when justified by business expediency, without obtaining the approval of the Shareholders, on substantially the same terms and conditions as the existing Contractual Arrangements.
The directors, chief executives or substantial shareholders of any existing or new wholly foreign-owned enterprise or operating company (including branch company) engaging in the same business as that of our Group which our Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of our Company and transactions between these connected persons and our Company other than those under similar contractual arrangements shall comply with Chapter 14A of the Listing Rules.
This condition is subject to relevant PRC laws, regulations and approvals.
(e)
Ongoing reporting and approvals

We will disclose details relating to the Contractual Arrangements with regard to the Shenzhen OneConnect Consolidated Affiliated Entities on an on-going basis as follows:
•
The Contractual Arrangements in place during each financial period will be disclosed in our Company’s annual report and accounts in accordance with the relevant provisions of the Hong Kong Listing Rules.

•
Our independent non-executive Directors will review the Contractual Arrangements annually and confirm in our Company’s annual report and accounts for the relevant year that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by Shenzhen OneConnect to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group, and (iii) any new contracts entered into, renewed or reproduced between our Group and Shenzhen OneConnect during the relevant financial period under paragraph (iv) above are fair and reasonable, or advantageous to our Shareholders, so far as our Group is concerned and in the interests of our Company and our Shareholders as a whole.

•
Our Company’s auditor will carry out review procedures annually on the transactions, pursuant to the Contractual Arrangements, and will provide a letter to our Directors with a copy to the Stock Exchange confirming that the transactions have received the approval of our Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the Shenzhen OneConnect Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to our Group.

•
For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the Shenzhen OneConnect Consolidated Affiliated Entities will be treated as our Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the Shenzhen OneConnect Consolidated Affiliated Entities and their respective associates will be treated as connected persons of our Company (excluding, for this purpose, the Shenzhen OneConnect Consolidated Affiliated Entities themselves), and transactions between these connected persons and our Group (including, for this purpose, the Shenzhen OneConnect Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Listing Rules.

•
The Shenzhen OneConnect Consolidated Affiliated Entities will, for so long as the Shares are listed on the Hong Kong Stock Exchange, provide our Group’s management and our Company’s auditor full access to its relevant records for the purpose of our Company’s auditor’s review of the connected transactions.

In the event of any future amendments to the Hong Kong Listing Rules imposing more stringent requirements than those applicable as of the Latest Practicable Date on the continuing connected transactions referred to in this section, we will take immediate steps to ensure compliance with such new requirements within a reasonable time.

CONFIRMATION BY DIRECTORS
The Directors (including independent non-executive Directors) are of the view that:
(a)
the Non-exempt Continuing Connected Transactions set out above have been entered into in our ordinary and usual course of business of our Company, and on normal commercial terms that are fair and reasonable and in the interests of our Company and our Shareholders as a whole;

(b)
the proposed annual caps for the Non-exempt Continuing Connected Transactions set out above are fair and reasonable and in the interests of our Company and our Shareholders as a whole; and

(c)
the term of the IP Licensing Agreement, which is longer than three years, is in the normal business practice of our Company and is in the interests of the Company and our Shareholders as a whole and it is normal business practice for intellectual property license agreements to be of a similar or longer duration in order to minimize the possibility of disruption of the Group’s business operation and the occurrence of unnecessary costs.

CONFIRMATION BY THE JOINT SPONSORS
Based on the documentation, information and data (including historical figures) provided by our Company, the confirmations from our Company and our Directors to the Joint Sponsors, and the participation in due diligence and discussions, the Joint Sponsors are of the view that:
(a)
the Non-exempt Continuing Connected Transactions set out above have been entered into in our ordinary and usual course of business of our Company, and on normal commercial terms that are fair and reasonable and in the interests of our Company and our Shareholders as a whole;

(b)
the proposed annual caps for the Non-exempt Continuing Connected Transactions set out above are fair and reasonable and in the interests of our Company and our Shareholders as a whole; and

(c)
nothing has come to the attention of the Joint Sponsors that would cause them to cast reasonable doubt on the Company’s reasons for requiring a longer term for the IP Licensing Agreement, and the Company’s view that entering into such agreement with a duration of over three years is in line with its normal business practice.

CONTRACTUAL ARRANGEMENT

The following section sets forth contractual arrangement concerning contractual arrangement pursuant to the Hong Kong Listing Rules.
PRC REGULATORY BACKGROUND
Overview
Foreign investment activities in the PRC are mainly governed by the Special Administrative Measures (Negative List) for the Access of Foreign Investment (the “Negative List”) and the Catalog of Industries for Encouraging Foreign Investment (the “Encouraging Catalog”), which were promulgated and are amended from time to time jointly by the MOFCOM and the NDRC. The Negative List and the Encouraging Catalog divides industries into three categories in terms of foreign investment, namely, “encouraged”, “restricted” and “prohibited.” Industries not listed under the Negative List and the Encouraging Catalog are generally deemed as falling into a fourth category “permitted.” The currently effective Negative List is the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2021 Version) (the “2021 Negative List”), which became effective on January 1, 2022.
A summary of our businesses/operations that are subject to foreign investment restriction in accordance with the 2021 Negative List and other applicable PRC laws, regulations and regulatory requirements is set out below (the “Restricted Businesses”):
Restricted Businesses	Our business/operations and the applicable PRC laws, regulations and regulatory requirements
Restricted category under 2021 Negative List Value-added telecommunication services
According to the 2021 Negative List, provision of value-added telecommunication services is a “restricted” business, and the shareholding percentage of a foreign investor in value-added telecommunication service provider in the PRC generally shall not exceed 50% with certain exceptions. Article 10 of the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (2016 Revision) (the “FITE Regulations”) further provided that a major foreign investor that invests in a value-added telecommunication service provider in the PRC must possess prior experience in, and a proven track record of good performance of, operating value-added telecommunication businesses (the “ICP Qualification Requirements”).
On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which madeamendments to the FITE Regulations. Pursuant to the amended FITE Regulations which took effect on May 1, 2022, the ICP Qualification Requirements for main foreign investors that invest in PRC companies conducting value-added telecommunication business set out in the FITE Regulations were removed. However, as of the date of this document, further implementation regulations or administrative guidelines in relation to the amended FITE Regulations have not yet been promulgated by the relevant PRC regulatory authorities.
Shenzhen OneConnect, a Consolidated Affiliated Entity of our Company, provides financial institutions with financial technology solutions based on cloud platform, and provides online financial technology information services and other internet information services for financial institutions and their customers through building an open financial technology platform for our digital banking and digital insurance services and our Gamma Platform.

Restricted Businesses	Our business/operations and the applicable PRC laws, regulations and regulatory requirements

Our Company, the Joint Sponsors, our PRC Legal Advisor and Grandall Law Firm (the legal advisors to the Joint Sponsors as to PRC laws) conducted a consultation (the “SAC Consultation”) with a senior officer of Shenzhen Communication Administration (the “SAC”) on November 16, 2021, which is as advised by our PRC Legal Advisor, the competent authority in Shenzhen to administrate the communication industry, during which the senior officer confirmed that: (a) foreign investors are required to demonstrate they have a track record of good performance and operational experience in the value-added telecommunication business outside the PRC; (b) there are no detailed guidance and standards for the ICP Qualification Requirements and the administrative authorities will decide whether an applicant meets the ICP Qualification Requirements on a case-by-case basis; (c) in practice, it is difficult for a foreign-invested enterprise to obtain approval for an application for an ICP License even if the equity interest of the foreign investor in the applicant is not more than 50%; and (d) if a foreign investor directly or indirectly invests in Shenzhen OneConnect and Shenzhen OneConnect ChuangPei and then these two companies apply for ICP Licenses, their applications for ICP Licenses will not be approved. Before the removal of the ICP Qualification Requirements effective on May 1, 2022, we had taken the below steps which, subject to the discretion of the competent authorities, were reasonable and appropriate to meet the ICP Qualification Requirements in our PRC Legal Advisor’s view, including establishing overseas websites and registering trademarks and/or domain names outside the PRC for the promotion of our businesses overseas. However, in the abovementioned consultation, the senior officer of Shenzhen Communication Administration still confirmed that (a) if a foreign investor directly or indirectly invests in Shenzhen OneConnect and Shenzhen OneConnect Chuang Pei and then these two companies apply for ICP Licenses, their applications for ICP Licenses will not be approved; and (b) in practice, it is difficult for a foreign-invested enterprise to obtain approval for an application for an ICP License even if the equity interest of the foreign investor in the applicant is not more than 50%. In spite of the removal of the ICP Qualification Requirements, the provision of value-added telecommunication services is still subject to the restriction of the shareholding percentage of a foreign investor. Furthermore, as of the Latest Practicable Date, the Guideline for the Examination and Approval of the Telecommunication Business License which was issued on the official website of MIIT, has not been updated to reflect the recent regulatory development. Therefore, as of the Latest Practicable Date, the regulatory regime in respect of the ICP License has no material change in practice despite the amendment of the FITE Regulations which took effect on May 1, 2022. On the basis of the above and as advised by our PRC Legal Advisor, it is impossible in current practice for the Company to obtain any ICP License through any Sino-foreign equity joint venture or wholly-owned foreign investment entity. As such, Shenzhen OneConnect and Shenzhen OneConnect Chuang Pei would be unable to maintain the existing ICP Licenses in current practice if our Company holds direct or indirect equity interests in such entities.

Furthermore, there is an intermediary holding company between Shenzhen OneConnect Chuang Pei and Shenzhen OneConnect. Shenzhen OneConnect Chuang Pei is wholly-owned by Shenzhen Xinxuan Internet Technology Co., Ltd. (“Shenzhen Xinxuan”), which is in turn wholly-owned by Shenzhen OneConnect. Shenzhen Xinxuan is an intermediary

Restricted Businesses	Our business/operations and the applicable PRC laws, regulations and regulatory requirements holding company which has not been revenue-generating during the Track Record Period and will not be expected to conduct any business operations. During the SAC Consultation, the officer of SAC confirmed that if the shareholder of Shenzhen Xinxuan transfers its interest in Shenzhen Xinxuan to a foreign-invested enterprise, Shenzhen OneConnect Chuang Pei will have to cancel its existing ICP License and re-apply for another foreign-invested ICP License. Consequently, a transfer of Shenzhen Xinxuan to a foreign-owned entity of the Group may result in disruption of business operations, which would be detrimental to our Company and the Shareholders.

Our Company may undergo certain reorganization in respect of Shenzhen OneConnect, Shenzhen OneConnect Chuang Pei and Shenzhen Xinxuan in light of the recent amendments to the FITE Regulations. After the issuance of the Decision to Amend and Abolish Certain Administrative Regulations by the State Council on April 7, 2022, we have reached out in mid-May 2022 to the officer of Shenzhen Communication Administration who had been consulted by us on November 16, 2021 for guidance to understand the latest practices relating to ICP Licenses. The officer replied that since the amended FITE Regulations remain subject to further implementation regulations or administrative guidelines to be formulated, they were not able to give guidance on the amended FITE Regulations and before the issuance of the implementation regulations or administrative guidelines, the approval of the application for ICP Licenses remains substantially the same in practice. As advised by our PRC Legal Advisor, as the amended FITE Regulations only became effective on May 1, 2022, it remains subject to further implementation regulations and administrative guidelines to be formulated by the relevant PRC regulatory authorities with respect to the requirements and formalities that the Company needs to meet or complete in order to obtain a new ICP license issued to a company with foreign investment. For example, the Guideline for the Examination and Approval of the Telecommunication Business License which was issued on the official website of MIIT, has not been updated to reflect the recent regulatory development. Therefore, it is currently impracticable for the Company to take reorganization steps, however, the Company will continue to conduct periodic consultation with the relevant governmental authorities regarding the regulatory procedures and specific requirements in this regard. We undertake to conduct such reorganization so that we will directly hold the maximum percentage of ownership interests permissible under the relevant PRC laws and regulations when there are further implementation regulations and administrative guidelines in respect of the ICP license issued to a company with foreign investment from the relevant PRC regulatory authorities.

Restricted foreign investment Cloud services
Shenzhen OneConnect Cloud Technology Co., Ltd. (“OneConnect Cloud”), a Consolidated Affiliated Entity of our Company, provides cloud services and holds a Value-added Telecommunication Business Operation License with Internet Data Center Services (limited to internet resources cooperation services) and Other Services (“IDC License”).
As advised by our PRC Legal Advisor, on the basis of the SAC Consultation, OneConnect Cloud is required to obtain an IDC License in order to operate its business of provision of cloud services and foreign investors are prohibited to invest in an enterprise which holds an IDC License. During the SAC Consultation, the senior officer confirmed that a

Restricted Businesses	Our business/operations and the applicable PRC laws, regulations and regulatory requirements company which is engaged in the business of provision of cloud services is required to obtain an IDC License and enterprises with foreign investment are in practice prohibited from holding an IDC License. Therefore, our PRC Legal Advisor is of the view that regarding the continual compliance of our business operations with applicable PRC laws and the local authorities’ requirements in practice, OneConnect Cloud is not able to maintain the existing IDC License if our Company, as a foreign investor, holds any of its direct or indirect equity interests.

Restricted foreign investment Electronic certification and related services and solutions
According to requirements under the Electronic Certification Service Administration Measures (2015 Revision), any electronic certification service provider shall obtain supporting document certifying consent to the using of encryption by the State Cryptography Administration. Therefore, provision of electronic certification service shall be subject to the obtaining of the License to Use Encryption in Electronic Certification Service (“Encryption License”). Pursuant to the Measures for the Administration of Electronic Certification Services for e-government Electronic Certification Service (Trial) (Guomijufa No. 7 [2009]), any electronic certification service provider serving the private sector, public sector and the public shall obtain an Electronic Certification Service License (“ECS License”) issued by the competent department of information and industry under the State Council. Further, the Measures for the Administration Public Health Electronic Certification Services (Trial) requires that, any electronic certification service providers providing electronic certification services for the healthcare industry should be required to obtain the ECS License issued by the MIIT.
According to the requirements under the Notice of the People’s Government of Guangdong Province on the Issuance of Measures for Mutual Recognition of Electronic Signature Certificates between Guangdong and Hong Kong (Yuefu No. 82 [2012]), it applies to electronic signature certificates or approved electronic certification issued by third party electronic certification service providers licensed under the Electronic Signature Law of the PRC and registered in Guangdong Province or approved certification authorities as established under the Electronic Transactions Ordinance of Hong Kong. It is also applicable to cross-border electronic transactions between Guangdong and Hong Kong.
Shenzhen Digital Certificate Authority Center Co., Ltd. (“Shenzhen CA”), a Consolidated Affiliated Entity of our Company, is principally engaged in the business of provision of electronic certification and related services and solutions for our digital banking and digital insurance services. To operate its business in the PRC, Shenzhen CA holds an Encryption License, an ECS License, an E-government Electronic Certification Service License, a License of Mutual Recognition of Electronic Signature Certificates between Guangdong and Hong Kong and the Public Health Electronic Certification Services Qualification (collectively, the “Electronic Certification Qualifications”).
Our Company, the Joint Sponsors, our PRC Legal Advisor and Grandall Law Firm (the legal advisors to the Joint Sponsors as to PRC laws) conducted a consultation with a senior officer of the Shenzhen Cryptography Administration (“SCA”) which is, as advised by our PRC Legal Advisor, the competent authority in Shenzhen to administrate the encryption industry, during which the senior confirmed that (i) Shenzhen

Restricted Businesses	Our business/operations and the applicable PRC laws, regulations and regulatory requirements

CA is required to obtain the Encryption License and the E-government Electronic Certification Service License for its business, (ii) all of the Electronic Certification Qualifications are conditional upon it obtaining the Encryption License; (iii) SCA has not in recent years in practice issued any Encryption License or E-government Electronic Certification Service License to an entity with a foreign investor; and (iv) if there is any direct or indirect foreign investment in Shenzhen CA, the Encryption License and the E-government Electronic Certification Service License will be cancelled by SCA during annual review. In other words, the SCA in effect does not allow a foreign investor to invest in entities holding the Encryption License.
On the basis of the above, our PRC Legal Advisor is of the view that to maintain the Shenzhen CA License Qualifications, it is necessary for our Company to retain Shenzhen CA as a Consolidated Affiliated Entity.

Restricted change in shareholder and beneficial owner Private investment fund business
Our Group conducts our private investment fund management business (“Investment Fund Management Business”) as part of our digital commercial banking services through Zhuhai Yirongtong Asset Management Co., Ltd. (“Zhuhai Yirongtong”), which is wholly-owned by Shanghai Finance Shield Information Technology Co., Ltd. (“Shanghai Finance Shield”), and which is in turn wholly-owned by Shanghai OneConnect. Zhuhai Yirongtong is registered as a private investment fund manager in the PRC. Pursuant to the Measures for the Registration and Filing of Private Investment Fund Managers and Funds (Trial) , any change in the controller or controlling shareholder of Zhuhai Yirongtong is required to be reported to the Asset Management Association of China (“AMAC”). Any failure to complete such report will have an adverse impact on the qualification of Zhuhai Yirongtong as a private investment fund manager, and Zhuhai Yirongtong may be subject to the relevant administrative measures imposed by the relevant authorities of AMAC.
As at the Latest Practicable Date, the registration system on the website of AMAC for changes in controlling shareholder and/or de facto controller in respect of Zhuhai Yirongtong is still suspended. Our PRC Legal Advisor and Grandall Law Firm (the legal advisors to the Joint Sponsors as to PRC laws) had also made an enquiry on a named basis with the telephone hotline of AMAC, which as advised by our PRC Legal Advisor is competent to supervise the private fund management industry, who confirmed that the online system of AMAC does not currently process any registration of any change in controlling shareholder and/or de facto controller of a private investment fund manager which is in the same classification as Zhuhai Yirongtong. Given the transfer restrictions arising from the AMAC online registration system, our PRC Legal Advisor is of the view that in order to maintain the qualifications of Zhuhai Yirongtong in compliance with applicable PRC laws and the authorities’ requirements, it is necessary for our Company to keep Zhuhai Yirongtong and its direct and indirect controlling shareholders, namely Shanghai Finance Shield and Shanghai OneConnect, held under our relevant VIE. Our Company will periodically monitor the registration system on the website of AMAC and/or consult its PRC legal advisors with respect to the status of any applicable regulations and assess the feasibility and practicability of transferring Zhuhai Yirongtong and its direct and indirect controlling shareholders out of the relevant VIE.

In addition, the Company operates certain business through the Contractual Arrangements which are not subject to foreign investment restriction under the applicable PRC laws, regulations and regulatory requirements (the “Non-restricted Business”) through the Consolidated Affiliated Entities as set out below. Notwithstanding the above, we are of the view that the Contractual Arrangements in respect of the Non-restricted Business are narrowly tailored. A summary of the Non-restricted Business and the reasons for adoption of Contractual Arrangements for the Non-restricted Business are set out below.
Non-restricted business	Our business/operations
Insurance intermediary services
As an integrated part of our digital insurance services, the Group also conducts certain insurance intermediary services through Shenzhen Kechuang Insurance Assessment Co., Ltd. (“Shenzhen Kechuang”), Beijing Mei An Insurance — Sales Agent Co. Ltd. (“Beijing Mei An”) and Beijing Jinyongtai Insurance Broker Co. Ltd. (“Beijing Jinyongtai”), which are all subsidiaries of Shenzhen OneConnect. Both Beijing Mei An and Beijing Jinyongtai are wholly-owned by Beijing Fuguan International Consultant Co. Ltd. (“Beijing Fuguan”). Beijing Fuguan is an intermediary holding company, the sole purpose of which is to hold the insurance intermediary entities and Beijing Fuguan has not and will not be conducting any business operations. Shenzhen Kechuang, Beijing Mei An and Beijing Jinyongtai (together with Beijing Fuguan, the “Insurance Entities”) hold an insurance assessment institution qualification, insurance agent license and insurance broker license, respectively. As advised the PRC Legal Advisor, the insurance intermediary businesses of the such Insurance Entities under the Contractual Arrangements are not subject to foreign investment restrictions or prohibitions under the 2021 Negative List. Considering that the Group provides such insurance intermediary services as part of the digital insurance services through the open financial technology platform of the Group, the Group needs to conduct the insurance intermediary services through Contractual Arrangements by VIEs which have obtained the ICP License, the insurance intermediary business of the Insurance Entities is highly integrated, correlated and inseparable from the online financial technology information services and other internet information service of the Group which require the ICP License and cannot be transferred out of the Contractual Arrangements. It is therefore impracticable to transfer the Insurance Entities out of the Contractual Arrangements.

Based on the accounting record in respect of the revenue attributable to the Non-restricted Businesses conducted by the Insurance Entities, the revenue contribution of the Non-restricted Businesses under the Contractual Arrangements to our Group amounted to less than 5% during the Track Record Period. We confirm that we will (and will have measures in place to) ensure the Non-restricted Businesses under the Contractual Arrangements will remain immaterial after the Listing and its annual revenue contribution relative to the Group will not exceed 5% (“Revenue Cap”). Our Directors are of the view that the Revenue Cap will not be exceeded given that the Non-restricted Businesses are not of strategic focus to the Group and the Group does not intend to allocate resources to grow and expand the Non-restricted Businesses to the extent that the relevant revenue contribution would exceed the Revenue Cap. Our Company monitors our businesses on an ongoing basis quarterly and timely adjust our strategic focus and allocate resources accordingly. Our management reports our business operations and revenue breakdown of our businesses (including the Non-restricted Businesses) on a quarterly basis to our Directors and our audit committee, and we will therefore be able to monitor and make adjustment as needed to

Non-restricted business	Our business/operations

ensure that the Revenue Cap would not be exceeded. Furthermore, our audit committee will review the proportion of the revenue generated from the Non-restricted Businesses on an annual basis and will make adequate disclosure on an ongoing basis in our Company’s annual report after the Listing.

In addition, the business of one of the Consolidated Affiliated Entities, namely Beijing OneConnect Digital Finance Technology Co. Ltd. (“Beijing OneConnect”), is not subject to any foreign investment restrictions. Beijing OneConnect was established for the purpose of allowing us to enter into service contracts with certain customers which are governmental institutions or otherwise subject to governmental policies within the PRC. As it is not subject to any foreign investment restrictions, we expect to transfer Beijing OneConnect out of the Contractual Arrangements within six months of the Listing subject to any regulatory approval(s).
For further details of the limitations on foreign ownership in PRC companies conducting the aforementioned business under PRC laws and regulations, please see the section headed “Regulations”.
Passive investments and investment in joint venture
Our Group has made certain investments in our ordinary course of business through one of our VIEs, Shenzhen OneConnect, summarized as follow:
(i)
Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”), a company which is engaged in the business of providing cross-border financial digital services, in which Shenzhen OneConnect holds 51% of its equity interest. The remaining 49% of Open Portal Guangxi is held by Guangxi Financial Investment Group Co., Ltd. (“Guangxi Financial”). Our Group shares control with Guangxi Financial, and the investment in Open Portal Guangxi is an investment accounted for using the equity method and accounts for an investment as a joint venture; and

(ii)
Fujian Exchange Settlement Centre Co., Ltd. (“Fujian Exchange Settlement”), a company which is engaged in the business of provision of trading information registration, clearing and settlement services, in which Shenzhen OneConnect indirectly holds 5% of its equity interest. The investment in Fujian Exchange Settlement accounts for financial assets at fair value through other comprehensive income.

The above investments of our Group constitute non-controlling interests. In particular, it is impracticable for our Group to transfer our interests in Open Portal Guangxi without the prior consent and assistance of the other joint venture partner, Guangxi Financial, pursuant to the relevant articles of association. As at the Latest Practicable Date, Guangxi Financial has indicated that they would not be giving consent to our proposed transfer of investment interests out of the VIE structure. The communication process with the joint venture partner with respect to our Company’s intention to transfer our investment interests out of the VIE structure, as well as the results of such communication, are out of the control of our Company.
Furthermore, these investments are immaterial to our Company’s financial and operating status, by reason that:
(i)
the investments in such entities do not form part of, or relate to, the principal business of our Group;

(ii)
the investments are accounted for using equity method accounting or as financial assets at fair value through other comprehensive income, and the financial results of such investments are not consolidated in the financial statements of our Group and such entities do not form part of our Group; and

(iii)
the investments in such entities, on an aggregated basis, accounted for less than 2% of the Company’s total assets as of December 31, 2021 and it is expected that such investments, on an aggregated basis, will continue to account for less than 2% of the Company’s total assets after the Listing.

Based on the above reasons, our Directors are of the view that the Contractual Arrangements are narrowly tailored, as they are used to achieve our business purposes and minimize the potential conflict with relevant PRC laws and regulations, and that it would be impracticable for our Company to further narrow the scope of our businesses included within the Contractual Arrangements. We will unwind and terminate the Contractual

Arrangements wholly or partially once practicable, as detailed in the subsection headed “— Our Contractual Arrangements — Circumstances under which we will unwind the Contractual Arrangements” in this section.
OUR CONTRACTUAL ARRANGEMENTS
Overview
Our Consolidated Affiliated Entities are currently our VIEs and their respective subsidiaries, which were all established under the PRC laws. As described above, investment in certain areas of the industries in which we currently operate and may operate are subject to restrictions under current PRC laws and regulations. As of the Latest Practicable Date, after consultation with our PRC Legal Advisor, we determined that it was not viable for our Company to hold our relevant Consolidated Affiliated Entities directly through equity ownership. Instead, we decided that, in line with common practice in the PRC for industries subject to foreign investment restrictions, we would gain effective control over, and receive all the economic benefits generated by the businesses currently operated by our Consolidated Affiliated Entities through the Contractual Arrangements between our respective WFOEs, on the one hand, and the relevant Consolidated Affiliated Entities and VIE Shareholders, on the other hand.
In order to comply with the relevant PRC laws, regulations and regulatory requirements described above, while availing ourselves of international capital markets and maintaining effective control over all of our operations, our Company gained control over (i) Shenzhen OneConnect and its subsidiaries by entering into a series of contractual arrangements through the WFOE, Shenzhen OneConnect Technology, and the Shareholders of Shenzhen OneConnect initially in January 2018, and (ii) Shenzhen CA by entering into a series of contractual arrangements through the WFOE, Zhang Tong Shun, Shenzhen CA and the Shareholders of Shenzhen CA initially in August 2019. The Contractual Arrangements currently in effect are a series of contracts entered into in September 2019 and June 2021. As a result, we do not directly own any controlling stake in our Consolidated Affiliated Entities.
Our Directors believe that the Contractual Arrangements are fair and reasonable because: (i) the Contractual Arrangements were freely negotiated and entered into between our respective WFOEs and the relevant Consolidated Affiliated Entities; (ii) by entering into exclusive business cooperation agreements with the respective WFOE, being subsidiaries of our Company, our Consolidated Affiliated Entities will enjoy better economic and technical support from us, as well as a better market reputation after Listing; and (iii) a number of other companies in the same or similar industries to those in which we operate use similar arrangements to accomplish the same purpose.
The revenue contribution of all of the Consolidated Affiliated Entities to our Group, taking into account all of their respective businesses with or without foreign investment restrictions under PRC laws, amounted to 91.8%, 91.9% and 90.1% of the total revenue of our Group for the years ended December 31, 2019, 2020 and 2021, respectively. For clarity, the aforementioned Consolidated Affiliated Entities are those consolidated affiliated entities subject to our contractual arrangements as set out in the subsection headed “History and Corporate Structure — Corporate Structure” in this document.

Contractual Arrangements
The following simplified diagram illustrates the flow of economic benefits from our Consolidated Affiliated Entities to our Group under the Contractual Arrangements:

Notes:
(1)
As at the Latest Practicable Date, Shenzhen OneConnect is held by Ping An Financial Technology as to 44.3%, Shanghai Jin Ning Sheng as to 7.4%, Shenzhen Lanxin as to 22.2% and Guang Feng Qi as to 26.2%. Ping An Financial Technology is a wholly-owned subsidiary of Ping An. Shanghai Jin Ning Sheng is held by Mr. Jie Li and Ms. Xu Liang as to 70% and 30%, respectively. Shenzhen Lanxin is held by Mr. Jie Li and Ms. Xu Liang as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group. Guang Feng Qi is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of our non-executive Directors, as to 50% each.

(2)
As at the Latest Practicable Date, Shenzhen CA is held by Shanghai Jinlinlin as to 99.9%, and the remaining equity interest is owned by Shenzhen E-Commerce Certification Co., Ltd. (“E-Commerce Certification”) as to 0.05% and Shenzhen Electronic Certification Center Co., Ltd. (“Electronic Certification Center”) as to 0.04%. Shanghai Jinlinlin is held by Mr. Jie Li and Ms. Xu Liang as to 50% each. For their background, please see note (1) above. E-Commerce Certification and Electronic Certification Centre are ultimately held by the State-owned Assets Supervision and Administration Commission of the People’s Government of Shenzhen Municipal, a PRC government entity.

The Shareholders of Shenzhen CA, which have entered into the series of contracts constituting the Contractual Arrangements with Zhang Tong Shun, refer to Shanghai Jinlinlin, Mr. Jie Li and Ms. Liang Xu. For details on

E-Commerce Certification and Electronic Certification Center not being parties to the Contractual Arrangements with Zhang Tong Shun, see “Risk Factors — “Risks Relating to our Corporate Structure — We conduct our business operations in the PRC through our VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws”.
(3)
“→” denotes direct legal and beneficial ownership in the equity interest.

(4)“
-->” denotes contractual relationship.

(5)
These include certain non-restricted businesses (i.e. businesses that are not subject to foreign ownership restrictions under the relevant PRC laws), but remain as our Consolidated Affiliated Entities.

So far as we are aware, save for (i) Ping An Financial Technology, which held Shares in our Company through Bo Yu; (ii) Mr. Jie Li and Ms. Xu Liang, who are members of the RC Group; and (iii) Mr. Wenwei Dou and Ms. Wang Wenjun, two of our non-executive Directors, none of the direct or indirect shareholders of Shenzhen OneConnect and Shenzhen CA are also our Company’s Shareholders, holders of our ADSs or our Company’s Directors or senior management.
Circumstances under which we will unwind the Contractual Arrangements
We will directly hold the maximum percentage of ownership interests permissible under relevant PRC laws and regulations if the relevant government authority grants the IDC License, the ICP License or the Encryption License (as the case may be) to sino-foreign equity joint ventures or wholly-owned foreign investment entities under relevant PRC laws and regulations, or should the foreign ownership restrictions be lifted and/or met in respect our provision of cloud services, value-added telecommunication services and electronic certification services and related services and solutions.
If the relevant transfer restrictions no longer apply in respect of our Investment Fund Management Business, we will also unwind and terminate such Contractual Arrangements.
Summary of the material terms of the Contractual Arrangements
1.
Shenzhen OneConnect Consolidated Affiliated Entities

Exclusive Business Cooperation Agreement
Pursuant to the exclusive business cooperation agreement entered into between Shenzhen OneConnect Technology and Shenzhen OneConnect, Shenzhen OneConnect Technology or its designated party has the exclusive right to provide Shenzhen OneConnect with business support, technology and consulting services. In exchange for these services, Shenzhen OneConnect will pay Shenzhen OneConnect Technology an annual service fee, equal to Shenzhen OneConnect’s profit before tax, after recovering any accumulated losses of Shenzhen OneConnect and its subsidiaries from the preceding fiscal year, and deducting working capital, costs, expenses, tax and other statutory contributions required for that fiscal year. Upon receiving the management accounts and operating data, Shenzhen OneConnect Technology may issue to Shenzhen OneConnect an invoice for the service fees. The parties agreed that Shenzhen OneConnect Technology may, without consent of Shenzhen OneConnect, adjust the amount and payment time of the service fees at its sole discretion, by giving Shenzhen OneConnect at least ten days prior written notice.
Without the prior written consent of Shenzhen OneConnect Technology, Shenzhen OneConnect may not accept any services covered by this agreement from any third party, and may not cooperate with any third party in respect of the subject matter of this agreement.
Shenzhen OneConnect and Shenzhen OneConnect Technology have agreed that Shenzhen OneConnect Technology will exclusively own the proprietary rights, ownership, interests and intellectual property rights produced or created in connection with the performance of this agreement.
Unless mutually terminated, this agreement will remain effective for ten years, and it will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects in writing thirty days prior to this agreement’s expiry.

Exclusive Equity Purchase Option Agreement
Pursuant to the exclusive equity purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect have irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase, from time to time, all or a portion of their respective equity interest in Shenzhen OneConnect. The purchase price for these equity interests will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law. This agreement also provides that within a specified period following the date of receiving the purchase price for these equity interests, the relevant direct shareholders of Shenzhen OneConnect must return all such purchase price to Shenzhen OneConnect Technology or its designee.
Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have jointly and severally undertaken that it may not, or will not procure in his/her/its capacity as shareholder of Shenzhen OneConnect to, without the prior written consent of Shenzhen OneConnect Technology:
(i)
in any manner supplement, change or amend the articles of association and bylaws of Shenzhen OneConnect, increase or decrease its registered capital, or otherwise change its structure of registered capital;

(ii)
permit the sale, transfer, mortgage or otherwise disposal of the legitimate or beneficial rights and interests in assets, businesses or incomes of Shenzhen OneConnect, or permit the creation of any encumbrance over the same, except for transactions conducted by Shenzhen OneConnect in its daily business activities;

(iii)
cause or permit Shenzhen OneConnect to incur, succeed to, guarantee, or permit the existence of, any debts, except for debts (i) which are incurred in daily business activities other than through loans; and (ii) which have been disclosed to Shenzhen OneConnect Technology and have been approved by the same in writing;

(iv)
cause Shenzhen OneConnect to sign any contract with value exceeding RMB1 million, except for contracts signed in daily business activities;

(v)
cause Shenzhen OneConnect to provide loans, credits or any form of guarantee to any person, except for financial service transactions carried out by Shenzhen OneConnect in its daily business activities;

(vi)
cause or permit Shenzhen OneConnect to merge or combine with, or acquire or invest in any third party, or cause or permit Shenzhen OneConnect to sell assets with a value of more than RMB1 million; and

(vii)
permit Shenzhen OneConnect to distribute dividends to its shareholders in any form, but at the written request of Shenzhen OneConnect Technology, Shenzhen OneConnect shall immediately distribute all distributable profits to its shareholders.

Each of the Shareholders of Shenzhen OneConnect have also jointly and severally undertaken that, among other things:
(i)
without the prior written consent of Shenzhen OneConnect Technology, the direct shareholders of Shenzhen OneConnect shall not require Shenzhen OneConnect to carry out dividend distribution or other forms of profit distribution with regard to the equity interest owned by them in Shenzhen OneConnect, or propose any resolution of the shareholders’ meeting in relation thereto, or vote for such resolution. In any case, unless otherwise determined by Shenzhen OneConnect Technology, if the direct shareholders of Shenzhen OneConnect receives Shenzhen OneConnect’s income, profit distribution and dividend, the direct shareholders of Shenzhen OneConnect shall, to the extent permitted under the PRC laws, immediately pay or transfer such profits, profit distribution and dividends to Shenzhen OneConnect Technology or its designee;

(ii)
Shenzhen OneConnect shall immediately notify Shenzhen OneConnect Technology of any lawsuit, arbitration or administrative procedure that may occur or may occur in relation to the equity interest owned by the direct shareholders in Shenzhen OneConnect;

(iii)
the direct shareholders of Shenzhen OneConnect shall procure that the shareholders’ meeting or the board of directors of Shenzhen OneConnect takes a vote to approve the transfer of the equity interests as specified in this agreement, and take any and all other actions that Shenzhen OneConnect Technology may require;

(iv)
in order to maintain their ownership of their equity interest in Shenzhen OneConnect, the direct shareholders of Shenzhen OneConnect shall sign such documents, take such actions, lodge such appeal, and make such defence against all claims as are necessary and appropriate;

(v)
at the request of Shenzhen OneConnect Technology, the direct shareholders of Shenzhen OneConnect shall appoint as the director of Shenzhen OneConnect any person designated by Shenzhen OneConnect Technology;

(vi)
at the request of Shenzhen OneConnect Technology at any time, the direct shareholders of Shenzhen OneConnect shall immediately and unconditionally transfer its equity interest in Shenzhen OneConnect to Shenzhen OneConnect Technology or its designee in accordance with the equity purchase option specified under this agreement, and the direct shareholders of Shenzhen OneConnect hereby waived the right of first refusal (if any); and

(vii)
if the direct shareholders of Shenzhen OneConnect have any residual rights to the equity interest under this agreement, the equity pledge agreement or the equity proxy voting agreement signed by the parties to this agreement, they shall not exercise such rights unless instructed in writing by Shenzhen OneConnect Technology.

Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreement’s expiry.
Exclusive Asset Purchase Option Agreement
Pursuant to the exclusive asset purchase option agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, Shenzhen OneConnect has irrevocably and unconditionally granted Shenzhen OneConnect Technology or any third party designated by Shenzhen OneConnect Technology an exclusive option to purchase, from time to time, all or a portion of its assets. Subject to any valuation required by applicable PRC law at the time of the exercise of this option, the purchase price will be the higher of (i) the nominal price and (ii) the lowest price permitted by applicable PRC law.
Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have provided substantially similar undertakings in favour of Shenzhen OneConnect Technology as under the exclusive equity purchase option agreement.
Unless terminated upon the parties’ agreement, this agreement will remain effective for ten years, and will be automatically renewed for another five years, unless Shenzhen OneConnect Technology objects to the renewal in writing thirty days prior this agreements’ expiry.
Equity Pledge Agreement
Pursuant to the equity pledge agreement entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, each direct shareholder of Shenzhen OneConnect has pledged all of its respective equity interest in Shenzhen OneConnect to Shenzhen OneConnect Technology, to guarantee the performance of Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect of their respective obligations under the exclusive equity and asset purchase option agreements, the equity voting proxy agreement, the exclusive business cooperation agreement and the letters of undertakings of individual shareholders, as well as their respective liabilities arising from any breach. If Shenzhen OneConnect or any of the Shareholders of Shenzhen OneConnect breaches any obligations under these agreements, Shenzhen OneConnect Technology, as pledgee, may dispose of the pledged equity and to be compensated by the proceeds from the disposal of such equity.

Each of the Shareholders of Shenzhen OneConnect agreed that before the obligations under the contractual arrangements are discharged and the amounts payable prescribed under these agreements are fully paid (other than those for the purpose of performing its obligations under the contractual arrangements), the direct shareholders of Shenzhen OneConnect will not dispose of the pledged equity interest, create or allow any encumbrance on the pledged equity interest that may have material adverse effects on the pledgee’s rights under this agreement without Shenzhen OneConnect Technology’s prior written consent. This agreement will remain effective until Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect have discharged all their obligations and fully paid all the amounts payable under the relevant contractual arrangements.
We have completed registration of the equity pledge with the relevant office of the Administration for Industry and Commerce of China in accordance with applicable PRC law and regulations on February 26, 2018.
Equity Voting Proxy Agreement
Pursuant to the equity voting proxy agreement entered into among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, each shareholder of Shenzhen OneConnect and its subsidiaries irrevocably authorizes the persons designated by Shenzhen OneConnect Technology (including but not limited to the directors of Shenzhen OneConnect Technology, their successors and any liquidator in place of such directors) to act on its behalf to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shenzhen OneConnect and the subsidiaries of Shenzhen OneConnect, including, among others:
(i)
to convene and attend shareholders’ meetings of Shenzhen OneConnect;

(ii)
to exercise the voting rights of shareholders of Shenzhen OneConnect, including selling, transferring, pledging or disposing of all or part of the equity interest, and participating in profit sharing or any form of distribution of Shenzhen OneConnect;

(iii)
designating and appointing the directors, supervisors and other senior management of Shenzhen OneConnect; and

(iv)
signing meeting minutes and submitting documents to relevant company registration authorities.

The term of this agreement is the same as that of the exclusive business cooperation agreement described above.
Letters of Undertaking of Individual Shareholders
Under these letters of undertaking, the indirect individual shareholders of Shenzhen OneConnect, namely Mr. Jie Li , Ms. Liang Xu, and two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, have separately irrevocably undertaken, in the event of his or her death or loss of capacity or any other events that could possibly affect his or her capacity to fulfil his or her obligations under the contractual arrangement of Shenzhen OneConnect, that he or she will unconditionally transfer his or her equity interest in Shenzhen OneConnect to any person designated by Shenzhen OneConnect Technology, and the transferee will be deemed to be a party to the contractual arrangements and will assume all of his or her rights and obligations as such under the contractual arrangements. Each signing indirect shareholder represented that his or her spouse has no ownership interest in his or her equity interest in Shenzhen OneConnect.
Each signing indirect shareholder further represented that in any circumstances, he or she will not, directly or indirectly, commit any conduct, measure, action or omission that is contrary to the purpose and intention of the contractual arrangements, that leads or may lead to any conflict of interest between Shenzhen OneConnect and our Group, and that if, during his or her performance of the contractual arrangements, there is a conflict of interest between the signing indirect shareholder and our Group, the signing indirect shareholder will protect the legal interests of Shenzhen OneConnect Technology under the contractual arrangements and follow the instructions of our Company.
Spousal Consent Letters
Under the spousal consent letters, the spouse of each indirect individual shareholder of Shenzhen OneConnect agreed that he or she was aware of the equity interest beneficially owned by his or her spouse in Shenzhen

OneConnect and the relevant contractual arrangements in connection with such equity interest. The signing spouse unconditionally and irrevocably confirmed that he or she does not have any equity interest in Shenzhen OneConnect and committed not to impose any adverse assertions upon his or her spouse’s respective equity interest. Each signing spouse further committed that he or she will take all necessary measures for the performance of the relevant contractual arrangements.
2.
Shenzhen CA Consolidated Affiliated Entities

Zhang Tong Shun, Shenzhen CA and the Shareholders of Shenzhen CA entered into a series of contractual agreements containing terms substantially similar to the contractual arrangements among Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect as described in the subsection above headed “— Summary of the material terms of the Contractual Arrangements — 1. Shenzhen OneConnect Consolidated Affiliated Entities”. Registration of the relevant equity pledge with the office of the Administration for Industry and Commerce of China in accordance with applicable PRC law was completed on July 14, 2021. The indirect individual shareholders of Shenzhen CA who have executed the relevant letters of undertaking of individual shareholders are Mr. Jie Li and Ms. Liang Xu.
Dispute Resolution
Agreements under the Contractual Arrangements contain a dispute resolution provision. Pursuant to such provision, in the event of any dispute arising from the performance of or relating to the Contractual Arrangements, any party has the right to submit the relevant dispute to the China International Economic and Trade Arbitration Commission in Shanghai for arbitration, in accordance with the then effective arbitration rules. The language used during arbitration shall be Chinese. The arbitration award shall be final and binding on all parties. The dispute resolution provisions also provide that the arbitral tribunal may award remedies over the equity interests or interest in assets of the relevant VIE or injunctive relief or order the winding up of the relevant VIE. The courts of Hong Kong, the United States, the Cayman Islands (being the place of incorporation of our Company) and the PRC where the assets of the VIEs are principally located are expressly specified as having jurisdiction for the aforementioned purposes.
However, our PRC Legal Advisor has advised that the above provisions may not be enforceable under the PRC laws. For instance, the arbitral tribunal would not to grant such injunctive relief, nor will it be able to order the winding up of our Consolidated Affiliated Entities pursuant to the current PRC laws. In addition, interim remedies or enforcement order granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC.
As a result of the above, in the event that our VIEs or the VIE Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over our Consolidated Affiliated Entities and conduct our business could be materially and adversely affected. For further details, please refer to the subsection headed “Risk Factors — Risks Relating to our Corporate Structure” in this document.
Conflict of Interests
The relevant indirect individual shareholders of Shenzhen OneConnect and Shenzhen CA, respectively, have given his or her irrevocable undertakings in their letters of undertaking, which address potential conflict of interests that may arise in connection with the Contractual Arrangements. For details, please refer to the subsection “Summary of the material terms of the Contractual Arrangements — 1. Shenzhen OneConnect Consolidated Affiliated Entities — Letters of Undertaking of Individual Shareholders” above.
Loss Sharing
Under the relevant PRC laws and regulations, none of our Company or each of the WFOEs is expressly legally required to share the losses of, or provide financial support to, our Consolidated Affiliated Entities. Further, our Consolidated Affiliated Entities are limited liability companies and shall be solely liable for their own debts and losses with assets and properties owned by them. Each WFOE intends to continuously provide to or assist the relevant Consolidated Affiliated Entities in obtaining financial support when deemed necessary.

In addition, given that our Group conducts a substantial portion of its business operations in the PRC through our Consolidated Affiliated Entities, which hold the requisite PRC operational licenses and approvals, and that their financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if our Consolidated Affiliated Entities suffer losses.
However, as provided in the exclusive equity purchase option agreements, without the prior written consent of the relevant WFOE, the respective VIE shall not, among others:
(i)
sell, transfer, mortgage or otherwise dispose of the legitimate or beneficial rights and interests in assets, businesses or incomes of the VIE, or permit the creation of any encumbrance over the same, except for transactions conducted by the VIE in its daily business activities;

(ii)
execute any contract with a value above RMB1 million, except those entered into in the ordinary course of business;

(iii)
incur, succeed to, guarantee, or permit the existence of, any debts, except for debts

(a)
which are incurred in daily business activities other than through loans; and

(b)
which have been disclosed to the relevant WFOE and have been approved by the relevant WFOE in writing; and

(iv)
merge or combine with, or acquire or invest in any third party, or cause or permit its assets with a value of more than RMB1 million to be sold.

Liquidation
Pursuant to the exclusive equity purchase option agreements, in the event of a mandatory liquidation required by the PRC laws, the direct shareholders of each VIE shall transfer in full the proceeds they received from liquidation to the respective WFOE, to the extent permitted by PRC laws.
Insurance
Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements
Our confirmation
Our Directors confirm that, as of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its businesses through our Consolidated Affiliated Entities under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
Based on the above, our PRC Legal Advisor is of the opinion that:
(i)
as confirmed by the parties to the Contractual Arrangements, each WFOE and VIE has obtained all necessary approvals and authorizations to execute and perform the Contractual Arrangements, except for the approvals and authorizations mentioned below;

(ii)
pursuant to Articles 144, 146, 153 and 154 of the PRC Civil Code, a contract is void if the civil juristic act: (i) is performed by a person with no civil capacity; (ii) is performed by a person and another person based on a false expression of intent; (iii) is in violation of the mandatory provisions of laws or administrative regulations, unless such mandatory provisions do not lead to invalidity of such a civil juristic act; (iv) offends the public order or good morals; or (v) is conducted through malicious collusion between a person who performs the act and a counterparty thereof and thus harms the lawful rights and interests of another person. The execution and performance of the Contractual Arrangements does not fall within any of the circumstances under which a contract may become null and void pursuant to the PRC Civil Code;

(iii)
the execution and performance of the Contractual Arrangements are not required to obtain any approval or authorization from the PRC governmental authorities, except that:

a.
the exercise of the option by each WFOE of its rights under the exclusive equity and asset purchase option agreements to acquire all or part of the equity interests and/or the assets of the relevant VIEs is subject to the approvals and/or consents of and/or registration and/or filing with the PRC regulatory authorities respectively;

b.
any share pledge contemplated under the equity pledge agreements is subject to registration with the local administration bureau for market regulation; and

c.
the arbitration awards/interim remedies provided under the dispute resolution provision of the Contractual Arrangements shall be subject to the PRC courts’ recognition.

(iv)
each of the Contractual Arrangements is valid, legal and binding under PRC laws, except that (i) the circumstance where, in respect of the contractual arrangements binding Shenzhen CA, the minority shareholders of Shenzhen CA which are not parties to the contractual arrangements may not have the requisite power and authority to execute, deliver or perform the written confirmation in relation to the contractual arrangements binding Shenzhen CA or may not obey such confirmation, (ii) the Contractual Arrangements provide that the arbitral body may award interim remedies over the shares and/or assets of our VIEs, injunctive relief (e.g. for the conduct of business or to compel the transfer of assets) and/or order the winding up of our VIEs, and that courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company) and the PRC (being the place of incorporation of our VIEs) also have jurisdiction for the grant and/or enforcement of arbitral awards and interim remedies against the shares and/or assets of our VIEs, while under PRC laws, an arbitral body has no power to grant injunctive relief and may not directly issue a provisional or final liquidation order for the purpose of protecting assets of or equity interests in our VIEs in case of disputes. In addition, interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in China , and (iii) in the event of a mandatory liquidation, the provisions regarding the sale of the assets of VIEs to WFOEs at the lowest price, the waiver of the payment from WFOEs and the payment from VIEs to WFOEs may not be enforceable.

Our PRC Legal Advisor also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations and accordingly, there can be no assurance that the PRC regulatory authorities will not in the future take a view that is contrary to or otherwise different from the above opinion.
Based on the above analysis and advice from our PRC Legal Advisor, our Directors are of the view that as of the Latest Practicable Date, the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations. Please refer to the subsection headed “Risk Factors — Risks Relating to our Corporate Structure — We conduct our business operations in the PRC through our VIEs and their subsidiaries by way of our contractual arrangements, but certain of the terms of our contractual arrangements may not be enforceable under PRC laws” in this document.
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Under the exclusive business cooperation agreements, it was agreed that, in consideration of the services provided by the relevant WFOE, the respective VIE will pay services fees to the WFOE. The services fees are equal to the profit before tax of each VIE. The WFOEs may adjust the service fee amount at its sole discretion according to the services provided by our respective VIE. Accordingly, each of our WFOEs has the ability, at their sole discretion, to extract all of the economic benefit of the relevant Consolidated Affiliated Entities through the exclusive business cooperation agreement.
In addition, under the exclusive business cooperation agreements and the exclusive equity and asset purchase option agreements, each WFOE has absolute contractual control over the distribution of dividends or any other amounts to the relevant VIE Shareholders, as the WFOE’s prior written consent is required before any distribution can be made.

As a result of these Contractual Arrangements, our Company exercises control over the operations of our Consolidated Affiliated Entities and receives substantially all of their economic benefits and residual returns. Accordingly, our Consolidated Affiliated Entities’ results of operations, assets and liabilities, and cash flows are consolidated into our Company’s financial statements. The basis of consolidating the results of our Consolidated Affiliated Entities is disclosed in note 1 to the Historical Financial Information.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
Our Group has adopted but not limited to the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(i)
major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(ii)
our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(iii)
our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(iv)
our Company will engage external legal advisors or other professional advisors, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of the WFOEs and our Consolidated Affiliated Entities to deal with specific issues or matters arising from the Contractual Arrangements.

DEVELOPMENT IN PRC LEGISLATION ON FOREIGN INVESTMENT
Background of the Foreign Investment Law
On March 15, 2019, the National People’s Congress approved the Foreign Investment Law which became effective on January 1, 2020. On December 26, 2019, the State Council promulgated the Regulations on the Implementation of the Foreign Investment Law, which came into effect on January 1, 2020. The Foreign Investment Law replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Ventures Enterprise Law and the Wholly Foreign-Invested Enterprises Law to become the legal foundation for foreign investment in the PRC. The Foreign Investment Law stipulates certain forms of foreign investment, but does not explicitly stipulate contractual arrangements as a form of foreign investment. The Implementation Regulations on the Foreign Investment Law are also silent on whether foreign investment includes contractual arrangements.
Impact and consequences of the Foreign Investment Law
Conducting operations through contractual arrangements has been adopted by many PRC-based companies, including our Group. We use the Contractual Arrangements to establish control of our Consolidated Affiliated Entities, by the WFOEs, through which we operate our business in the PRC.
Notwithstanding the above, the Foreign Investment Law stipulates that foreign investment includes “foreign investors investing in China through any other methods under laws, administrative regulations or provisions prescribed by the State Council” without elaboration on the meaning of “other methods.” There are possibilities that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the Contractual Arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned Contractual Arrangements will be handled. Therefore, there is no guarantee that the Contractual Arrangements and the business of our Consolidated Affiliated Entities will not be materially and adversely affected in the future due to changes in PRC laws and regulations. For further details, please refer to the subsection headed “Risk Factors — Risks Relating to Our Corporate Structure — Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may affect the viability of our current corporate structure, corporate governance and business operations” in this document.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to the filing of our 2021 Form 20-F.
BOARD OF DIRECTORS
Our Board consists of eleven Directors, comprising three executive Directors, four non-executive Directors and four independent non-executive Directors. The table below sets forth certain information of each of our Directors:
Name	Age	Position	Time of joining our Group	Date of appointment as Director	Roles and responsibilities
Dr. Wangchun Ye	67	Executive Director and Chairman of the Board of Directors	December 2015	October 30, 2017	Responsible for our Group’s overall business strategy, talent cultivation and major customer relationships
Mr. Chongfeng Shen	52	Executive Director and Chief Executive Officer	October 2021	October 22, 2021	Responsible for our Group’s day-to-day management
Ms. Rong Chen	53	Executive Director and Co-General Manager	September 2017	October 30, 2017	Responsible for overseeing our business in the southern and western regions of the PRC and Hong Kong
Ms. Sin Yin Tan	45	Non-executive Director	December 2015	October 30, 2017	Responsible for providing professional opinion and judgment to the Board
Mr. Wenwei Dou	57	Non-executive Director	October 2017	October 30, 2017	Responsible for providing professional opinion and judgment to the Board
Mr. Min Zhu	43	Non-executive Director	January 2018	January 31, 2018	Responsible for providing professional opinion and judgment to the Board
Ms. Wenjun Wang	54	Non-executive Director	September 2017 and re-joined in November 2021	October 30, 2017 and re-appointed on November 18, 2021	Responsible for providing professional opinion and judgment to the Board
Dr. Yaolin Zhang	64	Independent non-executive Director	February 2019	February 25, 2019	Responsible for providing independent opinion and judgment to the Board
Mr. Tianruo Pu	53	Independent non-executive Director	September 2019	September 27, 2019	Responsible for providing independent opinion and judgment to the Board
Mr. Wing Kin Anthony Chow	72	Independent non-executive Director	October 2020	October 1, 2020	Responsible for providing independent opinion and judgment to the Board
Mr. Koon Wing Ernest Ip	61	Independent non-executive Director	November 2021	November 18, 2021	Responsible for providing independent opinion and judgment to the Board
Executive Directors
Dr. Wangchun Ye, aged 67, is currently the executive Director and chairman of the Board of our Company. Dr. Ye joined our Group in 2015 as chairman of the board of directors of Shanghai OneConnect before becoming chief executive officer in 2016. He then served as the chairman of the Board since June 2018 and was appointed as a Director in October 2017. Dr. Ye is mainly responsible for our Group’s overall business strategy, talent cultivation and major customer relationships.
Dr. Ye has more than 40 years of experience in finance and banking. Dr. Ye joined Ping An Group in March 2007. He served as a vice president and an advisor to the leadership office of the head office of Ping An Bank, a company listed on the Shenzhen Stock Exchange (stock code: 000001), from March 2007 to November 2015. Prior to joining Ping An Group, Dr. Ye served as the general manager of both the business department and human resources department followed by serving as the general officer of the head office of Huaxia Bank Co., Limited from November 1999 to March 2007. From May 1984 to November 1999, Dr. Ye served in various senior management positions at different regional branches of the Industrial and Commercial Bank of China, including as vice president of Wuhan branch, head of the planning department of Hubei provincial branch, president of Jingmen branch, vice president of Jingmen branch, office manager of Jingzhou central branch and vice president of Honghu branch. From March 1973 to May 1984, Dr. Ye successively served as a credit loan officer and a vice office manager at a local branch of the PBOC, where he was responsible for credit and fund settlement management.
Dr. Ye received his doctorate degree in management science and engineering from Huazhong University of Science and Technology, China in June 2001.
Mr. Chongfeng Shen, aged 52, joined our Group in October 2021 and is currently our chief executive officer and our executive Director. Mr. Shen is mainly responsible for our Group’s day-to-day management.
Prior to joining us, Mr. Shen worked at Kingdee Software (China) Co., Ltd. (“Kingdee China”) from November 1998 to October 2021, where he successively served as a department manager of Shenzhen Branch, the general manager of Dongguan Branch, the general manager of Shenzhen Branch, the general manager of South China, and a senior vice president, the president and the rotating president of Kingdee China. Mr. Shen has rich experience in business management. Before joining Kingdee China, Mr. Shen was a lecturer at Changchun University of Science and Technology, China (now known as Jilin University).
Mr. Shen received his bachelor’s degree in engineering from Changchun College of Geology, China (now known as Jilin University) in July 1992 and his master’s degree in engineering from Changchun University of Science and Technology, China (now known as Jilin University) in July 1996.
Ms. Rong Chen, aged 53, joined our Group in September 2017 and is currently our co-general manager and executive Director. Ms. Chen has served as the vice chairman of OneConnect Bank since 2019. Ms. Chen is mainly responsible for overseeing our business in the southern and western regions of the PRC and Hong Kong.
Prior to joining us, Ms. Chen served as an executive vice president of Ping An Bank from April 2014 to September 2017, and as the chief financial officer of Ping An Bank from September 2016 to September 2017. Prior to that, Ms. Chen served as the assistant to the president of Ping An Bank from January 2012 to March 2014. From July 1993 to January 2012, Ms. Chen served in various senior management positions at Shenzhen Development Bank Co., Ltd. (as the predecessor of Ping An Bank), including as the chief operating officer, chief internal auditor, executive director of credit risk, and the president of the Shenzhen branch.
Ms. Chen received her master’s degree in business economics from Zhongnan University of Economics and Law, China (formerly known as Zhongnan University of Economics) in June 1993.
Non-Executive Directors
Ms. Sin Yin Tan, aged 45, joined our Group in December 2015 as a director of Shanghai OneConnect and has served as our non-executive Director since October 2017. She has also been serving as a director of OneConnect Financial Technology (Singapore) Co. Pte. Ltd., a wholly-owned subsidiary of the Company, since March 2018. Ms. Tan is mainly responsible for providing professional opinion and judgment to the Board.
Ms. Tan is currently the co-chief executive officer and executive board director of Ping An, a company listed on both the Hong Kong Stock Exchange (stock code: 2318) and Shanghai Stock Exchange (stock code: 601318), overseeing Ping An’s technology businesses and digital innovation. She is a standing member of Ping

An Group’s executive management committee and investment management committee across the insurance, banking, investment and technology businesses. Ms. Tan also serves on the board for various subsidiaries and associates of Ping An, including Ping An Good Doctor, a company listed on the Hong Kong Stock Exchange (stock code: 1833), Ping An Bank, Ping An Life Insurance Company of China, Ltd. and Ping An Property and Casualty Insurance Company of China, Ltd. Between December 2014 and January 2021, Ms. Tan served as a director of Lufax Holding Ltd., a company listed on the NYSE (stock code: LU). Before joining Ping An Group, Ms. Tan was a global partner at McKinsey & Company, and served clients in the United States and Asia for over 10 years.
Ms. Tan received her master’s degree from Massachusetts Institute of Technology, United States in electrical engineering and computer science in June 2000, and received two bachelor degrees in electrical science and engineering, and in economics from Massachusetts Institute of Technology, United States in June 2000.
Mr. Wenwei Dou, aged 57, joined our Group in October 2017 as our non-executive Director . Mr. Dou has also served as a director of Shenzhen OneConnect since December 2017. Mr. Dou is mainly responsible for providing professional opinion and judgment to the Board.
Mr. Dou also serves as a director in various entities within the Ping An HealthKonnect group and as a director or supervisor within the Lufax Group. Between October 2017 and February 2020, Mr. Dou served as a non-executive director of Ping An Good Doctor. Mr. Dou joined Ping An Group in April 1997, and had served in various legal and compliance positions since then.
Mr. Dou received his bachelor’s degree and master’s degree in law from Jilin University, China in July 1989 and May 1994, respectively.
Mr. Min Zhu, aged 43, has served as our non-executive Director since January 2018. Mr. Zhu is mainly responsible for providing professional opinion and judgment to the Board. Mr. Zhu has more than ten years of experience in financial services and investment. Mr. Zhu also serves as chief executive officer and director of BYFIN Co., Limited since September 2018, and chief executive officer and director of BYFX Global Co., Ltd. since November 2017. Prior to that, Mr. Zhu served as the chief executive officer and director of BYFX HK Co., Ltd. from December 2015 to August 2018 and July 2019, respectively, and he also served in various directorships and senior management positions at SBI Holdings, Inc., Suzhou Yian Biotech Co., Ltd., SBI (China) Co., Ltd., SBI Investment Co., Ltd. and SBI Asset Management Co., Ltd. from October 2008 to December 2013.
Mr. Zhu received his bachelor’s degree of economics in international trade (Japanese) from the Shanghai International Studies University, China in July 2001, and his master’s degree in business administration from Hosei University, Japan in March 2004.
Ms. Wenjun Wang, aged 54, has served as our non-executive Director since November 2021, after having previously served as our Director between October 2017 and June 2019. Ms. Wang joined our Group in September 2017 as a director of Shenzhen OneConnect. Ms. Wang is mainly responsible for providing professional opinion and judgment to the Board.
Ms. Wang joined Ping An Group in 1996 and has been serving as a general manager of the head office of Ping An Bank since January 2017. She successively served as the deputy head of office, deputy general manager of human resources center and general manager of staff service management of Ping An Group from June 1996 to March 2011, and also served as the employee representative supervisor from May 2006 to March 2011. Ms. Wang served as the head of the party-community working group of Ping An Bank since March 2011, and also a general manager of the security department of Ping An Bank from April 2013 to November 2016.
Ms. Wang received her bachelor’s degree of arts in English from Shanghai International Studies University, China in July 1989 and her master’s degree of public administration from Xi’an Jiaotong University, China in June 2006. Ms. Wang obtained an economics professional qualification (intermediate) from the Shenzhen position management office, China, (now known as Shenzhen Human Resources and Social Security Bureau, China) in November 1997.
Independent Non-Executive Directors
Dr. Yaolin Zhang, aged 64, has served as our independent non-executive Director since February 2019. Dr. Zhang is mainly responsible for providing independent opinion and judgment to the Board.

Dr. Zhang has more than 30 years of experience in finance and banking. Dr. Zhang has served as chairman of the board of directors and chief executive officer of Shenzhen Ya Zhi Mei Ju Information Technology Co., Ltd., since February 2019. Dr. Zhang has also served as an independent director of the Bank of Ningxia Co., Ltd. since December 2019, an independent director of Dongguan Trust Co., Ltd. since August 2019 and as an independent director of Bank of Luoyang Co., Ltd. since August 2017. Dr. Zhang was the person responsible for the establishment of the Shenzhen branch of Shanghai Pudong Development Bank (“SPD Bank”), and served as president of the branch from August 2010 to May 2015. Prior to that, Dr. Zhang served as a vice president of Ping An Bank from November 2008 to August 2010. From June 1998 to October 2008, Dr. Zhang served in various positions in SPD Bank, including as vice president and president of the Guangzhou branch and vice president of SPD Bank. From July 1987 to June 1998, Dr. Zhang also served in various management positions at China Construction Bank.
Dr. Zhang received his bachelor’s degree of science in physics from Fudan University, China in October 1982, his master’s degree in economics from Wuhan University, China in August 1987, his doctorate degree in law from Wuhan University, China in June 1996, and his executive master of business administration degree from the China Europe International Business School, China in June 2007.
Mr. Tianruo Pu, aged 53, has served as our independent non-executive Director since September 2019. Mr. Pu is mainly responsible for providing independent opinion and judgment to the Board.
Mr. Pu currently serves as an independent director of various listed companies, including Autohome Inc. listed on the Hong Kong Stock Exchange (stock code: 2518) and the NYSE (stock code: ATHM), since December 2016, and 3SBio Inc. listed on the Hong Kong Stock Exchange (stock code: 1530), since May 2015. Previously, Mr. Pu served as a director of various companies listed on the NYSE or NASDAQ, including Renren Inc. (NYSE: RENN) from December 2016 to July 2020, Kaixin Auto Holdings (NASDAQ: KXIN) from April 2019 to July 2020, Luckin Coffee Inc. (NASDAQ: LK) from March 2020 to June 2020 and JMU Limited (now known as Mercurity Fintech Holding Inc.) (formerly NASDAQ: JMU; now NASDAQ: MFH) from April 2015 to November 2019. Mr. Pu has extensive work experience in finance and accounting in both the United States and China. Mr. Pu served as the chief financial officer of various companies, including Zhaopin Ltd. (formerly NYSE: ZPIN) from 2016 to 2018, UTStarcom Holdings Corp. (NASDAQ: UTSI) from 2012 to 2014 and China Nuokang Bio-Pharmaceutical Inc. (formerly NASDAQ: NKBP) from 2008 to 2012.
Mr. Pu received his bachelor’s degree of arts in diplomatic english from China Foreign Affairs University, China in July 1991, his master’s degree of science in accounting from the University of Illinois, United States in May 1996 and his master’s degree in business administration from the J. L. Kellogg Graduate School of Management at Northwestern University, United States, in June 2000.
Mr. Wing Kin Anthony Chow, aged 72, has served as our non-executive independent Director since October 2020. Mr. Chow is mainly responsible for providing independent opinion and judgment to the Board.
Mr. Chow has been serving as a non-executive director of Kingmaker Footwear Holdings Ltd., a company listed on the Hong Kong Stock Exchange (stock code: 1170), since May 1994, an independent non-executive director of MTR Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0066), since May 2016, an independent non-executive director of S.F. Holding Co., Ltd., a company listed on the Shenzhen Stock Exchange (stock code: 2352), since December 2016, an independent non-executive director of Ping An Good Doctor since May 2018 and an independent non-executive director of Beijing North Star Company Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0588), since May 2021.
Mr. Chow is a solicitor admitted to practice in Hong Kong and England and Wales. He has been a practicing solicitor in Hong Kong for more than 40 years and is the senior consultant of Messrs. Guantao & Chow Solicitors and Notaries and the global chairman of Beijing Guantao Law Firm. Mr. Chow is a China-appointed attesting officer. He is also a member of The National Committee of the Chinese People’s Political Consultative Conference. Mr. Chow was the president of The Law Society of Hong Kong from 1997 to 2000, chairman of the Process Review Panel for the SFC from 2006 to 2012 and chairman of Process Review Panel for the Financial Reporting Council from 2015 to 2020.
Mr. Chow was awarded the Justice of the Peace in 1998 and the Silver Bauhinia Star medal in 2003 by the Hong Kong Special Administrative Region. He was also awarded the Honorary Fellowship of the Hong Kong

Institute of Education in 2010, the Honorary Fellowship of King’s College London in July 2013, the Roll of Honor by the Law Society of Hong Kong in 2015, Doctor of Social Science, honoris causa of Hong Kong Metropolitan University (formerly known as The Open University of Hong Kong) in December 2018, and Doctor of Laws honoris causa of The Hong Kong University of Science and Technology in November 2021.
Mr. Koon Wing Ernest Ip, aged 61, has served as our independent non-executive Director since November 2021. Mr. Ip is mainly responsible for providing independent opinion and judgment to the Board.
Mr. Ip has over 35 years of experience in accounting and auditing. Mr. Ip has been serving as the group chief financial officer of the Fung Group since 2019, which comprises, among others, Li & Fung Limited, (a company formerly listed on the Hong Kong Stock Exchange (stock code: 0494), Fung (1937) Management Limited and Convenience Retail Asia Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0831). Mr. Ip is also serving as an independent director of OneConnect Bank, since August 2021, and an independent non-executive director of Media Chinese International Limited, a company listed on both the Hong Kong Stock Exchange (stock code: 0685) and Bursa Malaysia Securities Berhad (stock code: 5090), since July 2021. As an independent non-executive director of OneConnect Bank, Mr. Ip has the general responsibility of providing independent advice and guidance to the board of OneConnect Bank without involvement in its daily operations and management. Additionally, Mr. Ip is a member of the board risk management committee and chairperson of the board audit committee of OneConnect Bank, and is responsible for overseeing, monitoring and reviewing OneConnect Bank’s risk management framework and structure, financial reporting, internal audit function and the work of OneConnect Bank’s external auditor. Prior to joining the Fung Group, Mr. Ip was a partner at PricewaterhouseCoopers Limited from 1993 until his retirement in 2019.
Mr. Ip holds several key positions in regulatory authorities and business associations. Currently, Mr. Ip is a member of the Takeovers & Mergers Panel of the SFC and the Takeovers Appeal Committee of the SFC, and the president of the Hong Kong Business Accountants Association. He is also a vice president of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation and a senior advisor of Accounting Professional Committee for Hong Kong region of the Council for the Promotion of Guangdong-Hong Kong-Macao cooperation. He was the Listing Committee member of the Hong Kong Stock Exchange from 2003 to 2009 and a member of the Dual Filing Advisory Group of the SFC from 2008 to 2014.
Mr. Ip graduated with a professional diploma in accountancy from the accounting faculty of the Hong Kong Polytechnic, Hong Kong (now known as Hong Kong Polytechnic University) in November 1984. Mr. Ip has been a fellow member of the Association of Chartered Certified Accountants since February 1992, a member of the Hong Kong Institute of Certified Public Accountants since December 1994 and a fellow member of the Certified Practising Accountant Australia since February 2012.
GENERAL
Mr. Wenwei Dou and Ms. Wenjun Wang are nominee shareholders of Rong Chang, which as of the Latest Practicable Date held approximately 16.84% of the Shares.
Save as disclosed in this section, each of our Directors has confirmed that:
(i)
he or she does not and has not held any other directorships in listed companies during the three years immediately prior to the Latest Practicable Date;

(ii)
there is no other information in respect of such Director to be disclosed pursuant to Rule 13.51(2) of the Hong Kong Listing Rules; and

(iii)
there is no other material matter relating to our Directors that needs to be brought to the attention of our Shareholders.

SENIOR MANAGEMENT
The senior management team of our Group (other than our executive Directors whose details have been set out in the preceding section) and their details of experience are as follows:
Name	Age	Position	Time of joining our Group	Responsibilities within our Group
Dr. Runzhong Huang	49	Executive Vice President	March 2019	Responsible for overseeing our business in the northern and eastern regions of the PRC
Mr. Yongtao Luo	47	Chief Financial officer	April 2021	Responsible for the Company’s finance and planning
Mr. Yiming Fei	43	Board Secretary	December 2017	Responsible for corporate governance management and overseeing our digital commercial banking segment
Dr. Runzhong Huang, aged 49, joined our Group in March 2019 and is currently our executive vice president. Dr. Huang is mainly responsible for overseeing our business in the northern and eastern regions of the PRC.
Dr. Huang has also been serving as the chairman of the supervisory committee of Shenzhen OneConnect since January 2019 and represented Shenzhen OneConnect as the secretary-general of the Internet Finance Association of Small and Medium-sized Banks (Shenzhen) since April 2019. From July 2016 to December 2018, Dr. Huang served as the secretary-general of the China Banking Association. From October 2014 to July 2016, Dr. Huang served as a supervisor on the board of The Export-Import Bank of China. Prior to that, Dr. Huang worked for the National Audit Office of the PRC from August 2011 to October 2014 and the China Banking and Insurance Regulatory Commission from September 2003 to August 2011.
Dr. Huang received his bachelor’s degree in law from the China Youth University of Political Studies, China in July 1994, a master’s degree in economics from Renmin University of China, China in January 2000, and a doctorate degree in economics from Peking University, China in June 2003.
Mr. Yongtao Luo, aged 47, joined our Group in April 2021 and is currently our chief financial officer. Mr. Luo is mainly responsible for the Company’s finance and planning.
Mr. Luo served as a chairman of the board of directors of Ping An Basic Industry Investment Fund Management Company from 2019 to 2021. Prior to joining our Company, Mr. Luo also served in various positions at Ping An Annuity Insurance Company, including as vice president, the chief financial officer, the chief actuary, the board secretary, and as the general manager of the corporate planning actuarial department from February 2010 to April 2021.
Mr. Luo received a bachelor’s degree of science in probability and statistics with honors from the School of Mathematics, Peking University, China in July 1997, and a master’s degree of science in actuarial and management sciences with honors from the University of Manitoba, Canada, in October 2000. Mr. Luo is a fellow of the Society of Actuaries since August 2004, the Canadian Institute of Actuaries since December 2005, and the China Association of Actuaries since January 2008.
Mr. Yiming Fei, aged 43, joined our Group in December 2017 and is currently our board secretary. Mr. Fei is mainly responsible for corporate governance management and overseeing our digital commercial banking segment.
Mr. Fei also serves as the board secretary and vice general manager of Shenzhen OneConnect. Mr. Fei was our acting board secretary from March 2018 to August 2020 and the chief strategy officer of Shanghai OneConnect from December 2017 to June 2019. Mr. Fei has over 15 years of experience in finance, banking and business management. Before joining us, Mr. Fei served as the chief strategy officer and head of financial markets at the Bank of Langfang Co., Ltd. from October 2013 to December 2017. Mr. Fei also served as the chairman at Xianghe Yiming Village Bank from February 2017 to December 2017. Mr. Fei served as the director of wealth management department at UBS Securities Co., Limited from March 2013 to September 2013. Prior to that, Mr. Fei served at McKinsey & Company from November 2004 to

February 2013 as an associate principal. Mr. Fei also served as an assistant vice president of institutional banking and worked at the Hongkong and Shanghai Banking Corporation Limited from July 2001 to November 2004.
Mr. Fei received his bachelor degree of science in management information system from Fudan University, China in July 2001. Mr. Fei became a Chartered Financial Analyst in September 2006.
JOINT COMPANY SECRETARIES
Ms. Yanjing Jia was appointed as a joint company secretary of our Company in June 2022. She has been serving as our chief strategy officer since November 2020, prior to which Ms. Jia served as the general manager of the board office from August 2019 to November 2020 and as the general manager of strategy and planning at our strategy department from January 2019 to July 2019.
Before joining us, Ms. Jia served as the general manager of the strategy and development department at CR Capital Holdings Co., Ltd. from December 2014 to December 2018, and business director of the strategy department at China Resources (Holdings) Co., Ltd. from September 2011 to November 2014. From August 2005 to July 2011, Ms. Jia also served as the senior project manager at McKinsey & Company.
Ms. Jia received her bachelor’s degree of finance and master’s degree of finance from Tsinghua University, China in July 2003 and July 2005, respectively.
Ms. Wing Shan Winza Tang was appointed as a joint company secretary of our Company in February 2022 and with effect from the Listing Date. She has more than 10 years of experience in company secretarial services. Since February 2020, Ms. Tang has been an assistant vice president of the governance services of Computershare Hong Kong Investor Services Limited, a professional corporate secretarial service provider in Hong Kong.
Ms. Tang has served as a joint company secretary of China Nature Energy Technology Holdings Limited, a company listed on the Hong Kong Stock Exchange (stock code: 1597), since March 2020 and was a company secretary of Republic Healthcare Limited, a company listed on GEM of the Hong Kong Stock Exchange (stock code: 8357) from August 17, 2020 to December 1, 2021. Prior to joining Computershare Hong Kong Investor Services Limited, she served as a company secretarial manager of Haitong International Securities Group Limited, a company listed on the Hong Kong Stock Exchange (stock code: 665) from November 2017 to August 2019, an assistant company secretary of Joy City Property Limited, a company listed on the Hong Kong Stock Exchange (stock code: 0207) from April 2014 to November 2017, and a corporate secretarial manager of O’Melveny & Myers Hong Kong office from August 2011 to April 2014.
Ms. Tang received her bachelor of laws degree from the City University of Hong Kong, Hong Kong in 1998, and a master’s degree in corporate governance from London South Bank University, United Kingdom in 2005. Ms. Tang is an associate member and chartered governance professional of The Hong Kong Institute of Chartered Secretaries Governance Institute (formerly known as The Hong Kong Institute of Chartered Secretaries) in 2011 and 2018, respectively and The Chartered Governance Institute (formerly known as The Institute of Chartered Secretaries and Administrators) in 2007 and 2018, respectively.
COMMITTEES UNDER THE BOARD OF DIRECTORS
We have established the following committees under our Board of Directors: Audit Committee, and Compensation and Nomination Committee. The committees operate in accordance with their respective terms of reference established by our Board.
Audit Committee
We have established the Audit Committee with written terms of reference in compliance with the Code on Corporate Governance Practices, as set out in Appendix 14 to the Hong Kong Listing Rules. The Audit Committee consists of Mr. Tianruo Pu, Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The chairperson of the Audit Committee is Mr. Tianruo Pu.
The Audit Committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The Audit Committee is responsible for, among other things, (i) appointing the independent auditors (subject to shareholder approval) and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors, (ii) reviewing with the independent auditors any audit problems or difficulties and management’s response, (iii) discussing the annual audited financial statements with management and the independent auditors, (iv) reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures, (v) reviewing and approving all proposed related party transactions and (vi) meeting separately and periodically with management and the independent auditors.
Compensation and Nomination Committee
We have established the Compensation and Nomination Committee with written terms of reference in compliance with the Code on Corporate Governance Practices, as set out in Appendix 14 to the Hong Kong Listing Rules. The Compensation and Nomination Committee consists of Mr. Yaolin Zhang, Ms. Rong Chen, and Mr. Wing Kin Anthony Chow. The chairperson of the Compensation and Nomination Committee is Mr. Yaolin Zhang.
The Compensation and Nomination Committee assists the Board in (i) reviewing, recommending and approving the compensation plan, including all forms of compensation, relating to our directors, senior management and executive officers, (ii) identifying candidates qualified to become our directors, and (iii) reviewing the structure, size and composition of the Board. In particular, the Compensation and Nomination Committee is responsible for, among other things, (i) reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements, (ii) considering salaries paid by comparable companies, time commitments, responsibilities and employment conditions elsehere in the Group, (iii) selecting and recommending to the Board candidates for election by the shareholders or appointment by the Board, (iv) reviewing and monitoring the training and continuous professional development of Directors and senior management, and (v) monitoring compliance with our code of business conduct and ethics. The Compensation and Nomination Committee shall ensure that no Director or any of his or her associates shall be involved in determining his or her own compensation.
REMUNERATION
Our Directors and senior management members receive compensation in the form of fees, salaries, bonuses, contributions to pension schemes, housing and other allowances and benefits in kind from our Company subject to applicable laws, rules and regulations. For details of the service contracts and appointment letters that we have entered into with our Directors.
Further information on the remuneration of the Directors and/or the five highest paid individuals during the Track Record Period is set out in note 7 and 38 to the Historical Financial Information.
STOCK INCENTIVE PLAN
We adopted a stock incentive plan in November 2017, which was amended and restated from time to time.
COMPLIANCE ADVISOR
We have appointed Somerley Capital Limited as our compliance advisor (the “Compliance Advisor”) upon the Listing in compliance with Rule 3A.19 of the Hong Kong Listing Rules. We have entered into a compliance advisor’s agreement with the Compliance Advisor, the material terms of which are as follows:
(i)
the term of the appointment will commence on the Listing Date and end on the date on which our Company complies with Rule 13.46 of the Hong Kong Listing Rules in respect of our financial results for the first full financial year commencing after the Listing Date, or until the agreement is terminated, whichever is the earlier;

(ii)
pursuant to Rule 3A.23 of the Hong Kong Listing Rules, the Compliance Advisor will, inter alia, advise our Company with due care and skill on a timely basis when consulted by our Company in the following circumstances:

•
before the publication by our Company of any regulatory announcement, circular or financial report;

•
where a transaction, which might be a notifiable or connected transaction under Chapters 14 or 14A of the Hong Kong Listing Rules, is contemplated by our Company, including share issues and share repurchases;

•
where the business activities, development or results of our Company deviate from any forecast, estimate or other information in this document; and

•
where the Hong Kong Stock Exchange makes an inquiry of our Company under Rule 13.10 of the Hong Kong Listing Rules; and

(iii)
each of our Company and the Compliance Advisor has the right to terminate the agreement by providing one month prior notice in writing to the other party.

CORPORATE GOVERNANCE CODE
We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. In order to accomplish this, we expect to comply with the Corporate Governance Code set out in Appendix 14 of the Hong Kong Listing Rules after the Listing.
Board Diversity Policy
We have adopted a diversity policy (the “Board Diversity Policy”) which sets out the objective and approach to achieve diversity to strengthen the performance of the Board. Pursuant to the Board Diversity Policy, we seek to achieve diversity of our Board through the consideration of a number of factors when selecting candidates to our Board and determining the optimum composition of the Board, including but not limited to skills, experience, cultural and educational background, geographical, industry and professional experience, ethnicity, gender, age, knowledge and length of service.
Our Directors have a balanced mix of knowledge and skills, including in banking and finance, financial planning, legal and compliance, business management, business development and investments. They obtained degrees in various areas such as accounting, business administration, economics, computer science, law and engineering. The ages of our Directors range from 43 to 71 years old.
After the Listing, our Board will monitor the implementation of the Board Diversity Policy and review the Board Diversity Policy from time to time to ensure its effectiveness. We will also disclose in our annual corporate governance report a summary of the Board Diversity Policy together with information regarding the implementation of the Board Diversity Policy.

SUBSTANTIAL SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2021 Form 20-F.
So far as our Directors are aware as of the Latest Practicable Date, immediately following completion of the Listing (assuming no changes to our issued share capital between the Latest Practicable Date and the Listing), the following persons will be deemed or taken to have an interest and/or short position in the Shares or the underlying Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO, or are, directly or indirectly, interested in 10% of more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of our Company:
Name of shareholder	Nature of interest	Shares held or controlled immediately following the completion of the Listing
		Number	Percentage
Rong Chang(1)(2)	Beneficial Interest	385,077,588	32.91%
Sen Rong(2)(3)	Beneficial Interest	188,061,642	16.07%
Ping An(4)	Interest in controlled corporations	375,824,724	32.12%
SBI StellarS Investment Limited(5)	Interest in controlled corporations	59,333,322	5.07%

Notes:
(1)
As of the Latest Practicable Date, Rong Chang was held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang.

(2)
Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of our Company as of the Latest Practicable Date.

(3)
As of the Latest Practicable Date, Sen Rong was wholly-owned by Yi Chuan Jin, which was in turn held by Mr. Jie Li and Ms. Liang Xu as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong.

In addition, pursuant to the Stock Incentive Plan and as of the Latest Practicable Date, (a) Mr. Jie Li has been granted 944,000 performance share units, and is entitled to receive up to 267,327 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 35,853 Shares in the form of ADSs pursuant to the exercise of options granted; and (b) Ms. Liang Xu is entitled to receive up to 39,284 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,462 Shares in the form of ADSs pursuant to the exercise of options granted.
For details of the call option granted by each or Mr. Jie Li and Ms. Liang Xu to Bo Yu, please refer to note (3) to the subsection headed “History and Corporate Structure — Corporate Structure” in this document.
(4)
(i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of the Latest Practicable Date; and (ii) China Ping An Insurance Overseas

(Holding) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,747,368 Shares represented by 7,582,456 ADSs based on public filings with the SEC as at the Latest Practicable Date and to the knowledge of the Company. Ping An is a company listed on the Hong Kong Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas.
(5)
(i) SBI Stellars Fintech Fund I LP directly held 27,333,334 Shares in the form of ADS; and (ii) SBI Stellars Fintech Fund III LP directly held 31,999,988 Shares in the form of ADSs, based on public filings with the SEC as at the Latest Practicable Date. As reported in public filings with the SEC, SBI StellarS Investment Limited is the general partner of SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP, respectively. SBI StellarS Investment Limited is controlled by StellarS Capital Limited, a company ultimately controlled by Mr. Mao Zhang. Under the SFO, each of SBI StellarS Investment Limited, StellarS Capital Limited and Mr. Mao Zhang are deemed to be interested in the aggregate of Shares held by SBI Stellars Fintech Fund I LP and SBI Stellars Fintech Fund III LP.

Save as disclosed herein, as of the Latest Practicable Date, our Directors are not aware of any persons who will, immediately following completion of the Listing (assuming no changes to our issued share capital between the Latest Practicable Date and the Listing), have interests or short positions in Shares or underlying Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO or, will be, directly or indirectly, interested in 10% or more of the issued voting shares of our Company.

DEFINITION
The following terms apply throughout this document unless the context otherwise requires:
“ADR(s)”	American depositary receipts that evidence our ADSs
“ADS(s)”	American Depositary Shares, each representing three ordinary shares
“affiliate”	with respect to any specified person, any other person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified person
“A-Round Investors”
investors who subscribed for Shares in our Company prior to our initial public offering on the NYSE, as set out in the subsection headed “History and Corporate Structure — Investment Prior to the NYSE Listing”

“Articles” or “Articles of Association”
the fourth amended and restated articles of association of our Company conditionally adopted at the annual general meeting by the shareholders of our Company on April 8, 2022 with effect from the Listing Date, and as amended from time to time

“Audit Committee”	the audit committee of the Board
“Bo Yu”	Bo Yu Limited, a limited liability company incorporated in the BVI on October 27, 2017 ultimately wholly-owned by Ping An, and a Controlling Shareholder of our Company
“Board” or “Board of Directors”	the board of Directors
“business day”	any day (other than a Saturday, Sunday or public holiday) on which banks in Hong Kong are generally open for business
“BVI”	the British Virgin Islands
“Cayman Companies Act” or “Companies Act”	the Companies Act (As Revised) of the Cayman Islands, as amended or supplemented from time to time
“CBIRC”	the China Banking and Insurance Regulatory Commission
“CCASS”	the Central Clearing and Settlement System established and operated by HKSCC
“CCASS Participant”	a CCASS Clearing Participant, a CCASS Custodian Participant or a CCASS Investor Participant
“China” or “PRC”	the People’s Republic of China excluding, for the purpose of this document, Hong Kong, Macau Special Administrative Region of the PRC and Taiwan
“CIC”	China Insights Industry Consultancy Limited, a global market research and consulting company, which is an Independent Third Party
“Companies (Winding Up and Miscellaneous Provisions) Ordinance”	the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Company” or “our Company”	OneConnect Financial Technology Co., Ltd., a limited liability company incorporated in the Cayman Islands on October 30, 2017 and listed on the NYSE since December 2019
“Compensation and Nomination Committee”	the compensation and nomination committee of the Board
“Controlling Shareholder(s)”	has the meaning ascribed thereto in the Listing Rules and, unless the context otherwise requires, refers to each of the members of the RC Group, Bo Yu, An Ke Technology Company Limited, Ping

An Financial Technology and Ping An
“Consolidated Affiliated Entity(ies)”
entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries, details of which are set out in the section headed “History and Corporate Structure” in this document

“Contractual Arrangements”
the series of contractual arrangements entered into between the WFOEs, our VIEs and the Shareholders of Shenzhen OneConnect or the Shareholders of Shenzhen CA (as applicable), as detailed in the section headed “Contractual Arrangements” in this document

“CSRC”	the China Securities Regulatory Commission of the PRC
“Depositary”	JPMorgan Chase Bank, N.A., the depositary of our ADSs
“Designated Dealer”	HSBC Securities Brokers (Asia) Limited, being the designated dealer during the Designated Period
“Designated Period”	being the period of 3 months from and including the Listing Date
“Director(s)”	the director(s) of our Company
“EIT Law”	Enterprise Income Tax Law of the People’s Republic of China, as amended, supplemented or otherwise modified from time to time
“FRC”	Financial Reporting Council
“Group”, “our Group”, “OneConnect”, “we”, “our” or “us”
our Company and its subsidiaries from time to time, and in the context of describing our operations and consolidated financial information, also including the Consolidated Affiliated Entities from time to time, or where the context so requires in respect of the period before our Company became the holding company of our present subsidiaries and Consolidated Affiliated Entities, the entities which carried on the business of the present Group at the relevant time

“Historical Financial Information”	the historical financial information of our Group for the years ended December 31, 2019, 2020 and 2021, the text of which is set out in Exhibit 99.2 to the Form 6-K filed with the SEC on June 28, 2022
“HK$” or “Hong Kong dollar(s)”	Hong Kong dollars, the lawful currency of Hong Kong
“HKSCC”	Hong Kong Securities Clearing Company Limited, a wholly-owned subsidiary of Hong Kong Exchanges and Clearing Limited
“HKSCC Nominees”	HKSCC Nominees Limited, a wholly-owned subsidiary of HKSCC
“Hong Kong” or “HK”	the Hong Kong Special Administrative Region of the PRC
“Hong Kong Listing Rules” or “Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange, as amended, supplemented or otherwise modified from time to time
“Hong Kong Stock Exchange,” “HKSE” or “Stock Exchange”	The Stock Exchange of Hong Kong Limited, a wholly owned subsidiary of Hong Kong Exchanges and Clearing Limited
“IASB”	International Accounting Standards Board
“IFRS”
International Financial Reporting Standards, which include standards, amendments and interpretations promulgated by the International Accounting Standards Board and the International Accounting Standards and interpretation issued by the International Accounting Standards Board

“Independent Third Party(ies)”	any entity or person who is not a connected person of our Company or an associate of such person within the meaning ascribed to it under the Listing Rules
“Interim Financial Information”
the unaudited condensed consolidated interim financial information of our Group for the three months ended March 31, 2022, the text of which is set out in Exhibit 99.3 to the Form 6-K filed with the SEC on June 28, 2022

“Introduction” or “Listing”	the listing of Shares on the Main Board of the Hong Kong Stock Exchange by way of introduction pursuant to the Hong Kong Listing Rules
“Joint Sponsors”	Goldman Sachs (Asia) L.L.C. and HSBC Corporate Finance (Hong Kong) Limited
“Latest Practicable Date”	June 21, 2022, being the latest practicable date for the purpose of ascertaining certain information contained in this document
“large and joint-stock banks”	six large-sized state-owned commercial banks and twelve joint-stock commercial banks in the list of “Legal Persons of Banking Financial Institutions” compiled by CBIRC as of December 31, 2021
“Listing”	the listing of the Shares on the Main Board of the Stock Exchange
“Listing Committee”	the listing committee of the Stock Exchange
“Listing Date”	the date, expected to be on or about July 4, 2022 on which the Shares are listed on the Stock Exchange and from which dealings in the Shares are permitted to commence on the Stock Exchange
“Macau”	Macau Special Administrative Region of the PRC
“Main Board”	the stock market (excluding the option market) operated by the Stock Exchange which is independent from and operated in parallel with the Growth Enterprise Market of the Stock Exchange
“Memorandum”
the fourth amended and restated memorandum of association of our Company adopted at the annual general meeting by the shareholders of our Company on April 8, 2022 with effect from the Listing Date, as amended from time to time

“MIIT”	Ministry of Industry and Information Technology of the PRC
“MOFCOM”	Ministry of Commerce of the PRC
“Nanjing Vantage Point”
Nanjing Fanpeng Tiandi Software Technology Co., Ltd. a limited company established under the laws of PRC on October 18, 2013 and a subsidiary of Vantage Point Technology, which is a non-wholly owned subsidiary of our Company

“NASDAQ”	National Association of Securities Dealers Automated Quotations
“NDRC”	the National Development and Reform Commission of the PRC
“net expansion rate”
a numerical representation of the expansion of our customer relationships on a year-on-year basis, calculated as a fraction, the denominator of which is the revenue contribution from a particular group of customers in one year and the numerator of which is the contribution from the same group of customers in the following year, expressed as a percentage

“NPC”	National People’s Congress of the PRC
“NYSE”	New York Stock Exchange
“OneConnect Blockchain”
Shanghai OneConnect Blockchain Technology Co., Ltd. , formerly known as Shanghai Yi Zhang Tong Blockchain Technology Co., Ltd., a company incorporated under the laws of PRC on October 21, 2016 and is a subsidiary of our Company

“PBOC”	People’s Bank of China
“Ping An” or “Ping An Insurance (Group)”
Ping An Insurance (Group) Company of China, Ltd., a company established as a joint stock company under the laws of PRC on January 16, 1997 whose shares are dually listed on the Shanghai Stock Exchange (stock code: 601318) and the Stock Exchange (stock code: 2318), and is a Controlling Shareholder of our Company

“Ping An Bank”
Ping An Bank Co., Ltd., a company incorporated under the laws of the PRC on December 22, 1987, whose shares are listed on the Shenzhen Stock Exchange (SZSE: 000001), and is a subsidiary of Ping An, one of our Controlling Shareholders

“Ping An Financial Technology”	Shenzhen Ping An Financial Technology Consulting Co., Ltd., a company incorporated under the laws of PRC on April 16, 2008, a subsidiary of Ping An and a Controlling Shareholder of our Company
“Ping An Good Doctor”
Ping An Healthcare and Technology Company Limited, a company incorporated in the Cayman Islands on November 12, 2014, whose shares are listed on the Hong Kong Stock Exchange (stock code: 1833) and an associate of Ping An, one of our Controlling Shareholders

“Ping An Group”	Ping An and its subsidiaries
“PRC Government” or “State”
the central government of the PRC, including all political subdivisions (including provincial, municipal and other regional or local government entities) and its organs or, as the context requires, any of them

“PRC Legal Advisor”	Haiwen & Partners, our legal advisor on PRC laws
“premium customer”
customers that have contributed revenue of at least RMB100,000 since the beginning of the applicable fiscal year, excluding Ping An Group, although this category includes certain customers that we have direct contracts with, and provide direct services to, where payments for these services have been made through contractual arrangements that we have with others, including Ping An Group

“premium-plus customer”	premium customers that have contributed revenue of at least RMB1,000,000 since the beginning of the applicable fiscal year
“RMB” or “Renminbi”	Renminbi, the lawful currency of the PRC
“Rong Chang”
Rong Chang Limited, a limited liability company incorporated in the BVI on October 26, 2017 held as to 50% each as nominee shareholders by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, and a Controlling Shareholder of our Company

“SAFE”	State Administration of Foreign Exchange of the PRC
“SAFE Circular 37”
The Circular on Relevant Issues concerning Foreign Exchange Administration of Overseas Investment and Financing and Return Investments Conducted by Domestic Residents through Overseas Special Purpose Vehicles

“SAMR”	the State Administration for Market Regulation of the PRC
“SAT”	State Administration of Taxation
“SEC”	the U.S. Securities and Exchange Commission
“Securities and Futures (Stock Market Listing) Rules”	the Securities & Futures (Stock Market Listing) Rules of the SFO, as amended, supplemented or otherwise modified from time to time
“Sen Rong”	Sen Rong Limited, a limited liability company incorporated in the BVI on October 27, 2017 ultimately held as to 50% each by Mr. Jie Li and Ms. Liang Xu, and a Controlling Shareholder of our Company
“SFC”	the Securities and Futures Commission of Hong Kong
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
“Shanghai Finance Shield”
Shanghai Finance Shield Information Technology Co., Ltd., formerly known as Shanghai Haojin Information Technology Co., Ltd., a limited liability company established under the laws of PRC on June 1, 2015 and a Consolidated Affiliated Entity of our Company

“Shanghai OneConnect”
Shanghai OneConnect Financial Technology Co., Ltd. , formerly known as, a limited liability company established under the laws of the PRC on December 29, 2015 and a Consolidated Affiliated Entity of our Company

“Share(s)”	ordinary share(s) in the share capital of our Company
“Shareholder(s)”	holder(s) of our Share(s)
“Shareholders of Shenzhen CA”
the majority direct shareholder of Shenzhen CA, namely, Shanghai Jinlinlin Enterprise Management Partnership (Limited Partnership) holding approximately 99.91% equity interest, together with certain of the indirect individual shareholders of Shenzhen CA, namely Mr. Jie Li and Ms. Liang Xu

“Shareholders of Shenzhen OneConnect”
the direct shareholders of Shenzhen OneConnect, namely, Ping An Financial Technology, Shanghai Jin Ning Sheng Enterprise Management Limited Partnership Shenzhen Lanxin Enterprise Management Co., Ltd. and Urumqi Guang Feng Qi Investments Limited Partnership, together with the indirect individual shareholders of Shenzhen OneConnect, namely, Mr. Jie Li, Ms. Liang Xu, and two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang

“Shenzhen CA”
Shenzhen E-commerce Safety Certificates Administration Co., Ltd., a limited liability company established under the laws of the PRC on August 11, 2000 and a Consolidated Affiliated Entity of our Company

“Shenzhen OneConnect”	Shenzhen OneConnect Smart Technology Co., Ltd., a limited liability company established under the laws of the PRC on September 15, 2017 and a Consolidated Affiliated Entity of our Company
“Shenzhen OneConnect Consolidated Affiliated Entities”
entities we control through a series of contractual arrangements entered into between Shenzhen OneConnect Technology, Shenzhen OneConnect and the Shareholders of Shenzhen OneConnect, as detailed in the section headed “Contractual Arrangements” in this document

“Shenzhen OneConnect Technology”	Shenzhen OneConnect Technology Services Co., Ltd., a limited liability company established under the laws of the PRC on January 4, 2018 and a subsidiary of our Company
“SME”	small and medium enterprises
“SPV”	special purpose vehicle

“State Council”	State Council of the People’s Republic of China
“Stock Incentive Plan”	the Stock Incentive Plan adopted by our Company in November 2017 and amended from time to time
“Track Record Period”	the three financial years ended December 31, 2019, 2020 and 2021
“third-party customer”	each customer with revenue contribution of less than 5% of our total revenue in the relevant period
“US$”, “USD” or “U.S. dollars”	United States dollars, the lawful currency of the United States
“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
“U.S. Securities Act”	the United States Securities Act of 1933, as amended, supplemented or modified from time to time, and the rules and regulations promulgated thereunder
“Vantage Point Technology”	Beijing Fanpeng Tiandi Technology Co., Ltd., a joint stock company established under the laws of PRC on July 18, 2008 and a non-wholly owned subsidiary of our Company
“VAT”	value added tax
“VIE Shareholders”	the Shareholders of Shenzhen CA and the Shareholders of Shenzhen OneConnect
“VIEs”, each a “VIE”	Shenzhen OneConnect and Shenzhen CA
“WFOEs”, each a “WFOE”	Shenzhen OneConnect Technology and Zhang Tong Shun
“Yi Chuan Jin”	Yi Chuan Jin Limited, a limited liability company incorporated in the BVI on October 26, 2017, and a Controlling Shareholder of our Company
“Zhang Tong Shun”	Zhang Tong Shun (Guangzhou) Technology Co., Ltd., a limited liability company established under the laws of the PRC on May 9, 2019 and a subsidiary of our Company
“Zhuhai Yirongtong”	Zhuhai Yirongtong Asset Management Co., Ltd, a limited liability company established under the laws of the PRC on June 21, 2016 and a Consolidated Affiliated Entity of our Company